Filed Pursuant to Rule 424(b)(3)

Registration No. 333-111418

Tangram Enterprise Solutions, Inc.

11000 Regency Parkway, Suite 301

Cary, North Carolina 27511

January 16, 2004

To the Shareholders of Tangram Enterprise Solutions, Inc.:

We cordially invite you to attend a special meeting of the shareholders of Tangram Enterprise Solutions, Inc. The meeting is to be held at the law offices of Stevens & Lee, 620 Freedom Business Center, Suite 200, King of Prussia, Pennsylvania 19406 on February 20, 2004 at 10:00 a.m. Eastern Time. You will find directions to the meeting on the back of the attached proxy statement/prospectus.

We have called the meeting to seek your approval of an Agreement and Plan of Reorganization, which provides for the merger of Tangram and TES Acquisition Corp., a wholly owned subsidiary of Opsware Inc., with Tangram surviving as a wholly owned subsidiary of Opsware. Opsware is a public company based in Sunnyvale, California and is a leading provider of data center automation software.

In the transaction, Opsware will deliver shares of its common stock having a total value of $10.0 million, subject to reduction under certain circumstances, to the debt holders and shareholders of Tangram in satisfaction of such debt and in exchange for their shares, respectively.

It is expected that:

•	holders of Tangram’s outstanding debt will receive Opsware common stock with an aggregate value expected to be approximately $1.85 million as of the closing date;

•	holders of Tangram’s outstanding Series F convertible preferred stock will receive Opsware common stock with an aggregate value equal to $3.3 million plus the total amount of accrued dividends on such shares through the closing date of the merger, which is expected to be approximately $825,000 as of the closing date;

•	holders of Tangram’s outstanding common stock, based on the number of shares outstanding on November 30, 2003, will receive Opsware common stock with an aggregate value of approximately $4.0 million, or $0.20 per outstanding Tangram share, as of the closing date.

Unless specified events occur, the only cash that Opsware may issue to the debt holders and shareholders of Tangram is cash in lieu of fractional shares. However, if these specified events (which are described in detail in this proxy statement/prospectus in the section “The Merger Agreement—Conversion of Shares in the Merger”) do occur, Opsware may issue a combination of cash and Opsware common stock to the debt holders and shareholders of Tangram in a proportion determined by Opsware, subject to the condition that the amount of cash issued does not cause the transaction to fail to qualify as a tax-free reorganization under the Internal Revenue Code.

Completion of this transaction is subject to certain conditions, including the approval of the Agreement and Plan of Reorganization by the affirmative vote of a majority of the votes cast by the holders of Tangram Series F convertible preferred stock, voting separately as a class, and the affirmative vote of a majority of the votes cast by the holders of Tangram common stock and Series F convertible preferred stock entitled to vote at the meeting, voting together as a class, assuming a quorum is present.

We urge you to read the attached proxy statement/prospectus carefully. It describes the Agreement and Plan of Reorganization in detail and includes a copy of that agreement as Annex A. Please read this information carefully. In particular, you should carefully consider the discussion in the section entitled “ Risk Factors” on page 20 of this proxy statement/prospectus.

Your Board of Directors has unanimously approved the Agreement and Plan of Reorganization and recommends that you vote FOR the proposal to approve that agreement.

It is very important that your shares be represented at the special meeting. Whether or not you plan to attend, please complete, date and sign the enclosed proxy card and return it promptly in the postage-paid envelope we have provided.

On behalf of your Board of Directors

Norman L. Phelps
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities of Opsware to be issued in connection with the merger, or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated January 16, 2004, and was first mailed to Tangram shareholders on or about January 22, 2004.

Tangram Enterprise Solutions, Inc.

11000 Regency Parkway, Suite 301

Cary, North Carolina 27511

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On February 20, 2004

To the Shareholders of Tangram Enterprise Solutions, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Tangram Enterprise Solutions, Inc. will be held on February 20, 2004, at 10:00 a.m. Eastern Time at the law offices of Stevens & Lee, 620 Freedom Business Center, Suite 200, King of Prussia, Pennsylvania 19406, for the following purposes:

•	to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization, dated as of December 4, 2003, among Opsware Inc., TES Acquisition Corp. and Tangram Enterprise Solutions, Inc., which provides for TES Acquisition Corp., a wholly owned subsidiary of Opsware Inc., to be merged with and into Tangram, with Tangram surviving as a wholly owned subsidiary of Opsware. The attached proxy statement/prospectus describes the Agreement and Plan of Reorganization in detail and includes a copy of that agreement as Annex A; and

•	to transact such other business as may properly come before the meeting.

The Board of Directors has fixed the close of business on January 15, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting. Only shareholders of record at the close of business on the record date will be entitled to notice of and to vote at the special meeting or any adjournments or postponements thereof.

If you do not wish to accept the consideration to be paid by Opsware to you in this transaction, you may dissent and demand appraisal of the fair value of your Tangram shares, as determined in accordance with each of the provisions of Subchapter 15D of the Pennsylvania Business Corporation Law. Shareholders who wish to exercise this option should refer to the section “The Merger—Dissenters’ Rights” on page 61 of this proxy statement/prospectus.

Your vote is important regardless of the number of shares you own. All shareholders are urged to attend the meeting in person. It is important that proxies be returned promptly. Whether or not you plan to be present in person at the meeting, please date, sign and complete the enclosed proxy and return it in the enclosed envelope, which requires no postage if mailed within the United States. If you attend the special meeting, you may revoke your proxy and vote your shares in person. If you are a shareholder whose shares are not registered in your name, you will need additional documentation from the holder of record of your shares to vote personally at the meeting.

By Order of the Board of Directors

Norman L. Phelps

President and Chief Executive Officer

Cary, North Carolina

January 16, 2004

Your Board of Directors has approved the Agreement and Plan of Reorganization and recommends that you vote FOR the proposal to approve that agreement.

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Annex A	Agreement and Plan of Reorganization
Annex B	Form of Voting Agreement
Annex C	Letter of Bryant Park Capital, Inc.
Annex D	Pennsylvania Business Corporation Law Subchapter 15D — Dissenters Rights

In connection with this offering, no person is authorized to give any information or to make any representations not contained in this proxy statement/prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by Tangram. This proxy statement/prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this proxy statement/prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this proxy statement/prospectus, nor from any sale made under this proxy statement/prospectus, that Tangram’s affairs are unchanged since the date of this proxy statement/prospectus or that the information contained in this proxy statement/prospectus is correct as of any time after the date of this proxy statement/prospectus.

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers are intended to address briefly some commonly asked questions regarding the Tangram special meeting, and in particular, the merger. These questions and answers may not address all questions that may be important to you. Please refer to the more detailed information contained elsewhere in this proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference, for a more complete understanding of the proposed merger.

Q:	What is the merger?

A:	Opsware and Tangram have entered into an Agreement and Plan of Reorganization that sets forth the terms and conditions of the proposed business combination of Opsware and Tangram. Following the approval of the merger agreement by the shareholders of Tangram and the satisfaction or waiver of the other conditions to the merger set forth in the merger agreement, TES Acquisition Corp., a wholly owned subsidiary of Opsware, will merge with and into Tangram, with Tangram continuing as the surviving corporation as a wholly owned subsidiary of Opsware. As a result of the merger, Tangram shareholders will become stockholders of Opsware, collectively holding approximately 1.5% of the outstanding Opsware common stock, based on the capitalization of Opsware as of January 15, 2004, the record date. For a more complete description of the merger, see the section entitled “The Merger” on page 49.

Q:	What will Tangram shareholders receive in the merger?

A:	The total merger consideration to be paid by Opsware will be $10.0 million, subject to reduction based on Tangram’s net cash assets, maintenance run rate and payment of its severance obligations and merger expenses, each as of the closing date. For a description of these potential reductions, please see the section “The Merger Agreement—Conversion of Shares in the Merger” on page 65.

The total number of shares that Opsware will issue in the merger will be calculated by dividing the total merger consideration, as finally calculated as described above, by the average of the closing prices for a share of Opsware common stock for the five consecutive trading days ending on the trading day that is one trading day prior to the closing date of the merger, which is referred to as the Closing Stock Price.

Opsware shall not be obligated, unless it otherwise agrees in writing, to issue a number of shares in excess of the Opsware Share Cap, which is calculated by dividing the total merger consideration, as calculated above, by $6.232. However, if the value calculated by multiplying the Opsware Share Cap by the Closing Stock Price is less than the total merger consideration, as calculated above, Tangram is not required to complete this transaction unless Opsware elects to issue additional shares of Opsware common stock (or cash in substitution of additional shares of Opsware common stock in a per share amount equal to the Closing Stock Price) so that the value of the merger consideration calculated by multiplying the Opsware Share Cap by the Closing Stock Price plus the value of such additional shares of Opsware common stock (or cash in substitution of additional shares of Opsware common stock) equals the total merger consideration. Opsware may not make an election to substitute cash, however, if this would cause the merger to no longer qualify for treatment as a tax-free “reorganization” under Section 368(a) of the Internal Revenue Code.

Assuming only for purposes of this discussion that Opsware issues consideration only in the form of its common stock and not cash (other than cash in lieu of fractional shares), at the effective time of the merger:

•	first, each dollar of Tangram debt held by Safeguard Scientifics, Inc. and TBBH Investments Europe AG will be automatically converted into the right to receive a number of shares of Opsware common stock with an aggregate value expected to be approximately $1.85 million as of the closing date;

•	next, the outstanding shares of Tangram Series F convertible preferred stock will automatically be converted into the right to receive a number of shares of Opsware common stock with an aggregate value of $3.0 million plus the total amount of accrued dividends on such shares through the closing date of the merger, which is expected to be approximately $825,000 as of the closing date; and

•	finally, each share of Tangram Series F convertible preferred stock (on an as-converted to common stock basis) and common stock will automatically be converted into the right to receive a number of shares of Opsware common stock with an aggregate value of approximately $4.3 million. It is expected that holders of Tangram common stock, based on the number of shares of Tangram common stock outstanding on November 30, 2003, will receive Opsware common stock with an aggregate value of approximately $4.0 million, or $0.20 per Tangram share, as of the closing date.

The calculation of each of these amounts is set forth in detail in the section “The Merger Agreement—Conversion of Shares in the Merger” on page 65.

Q:	Does the Tangram board of directors recommend voting in favor of the proposal to approve the merger agreement?

A.	Yes. After careful consideration, Tangram’s board of directors unanimously recommends that the Tangram shareholders vote FOR the proposal to approve the merger agreement. For a description of the reasons underlying the recommendation of Tangram’s board of directors, see the section “The Merger —Tangram’s Reasons for the Merger” on page 52.

Q:	Are there risks I should consider in deciding whether to vote for the merger?

A:	Yes. For example, Tangram and Opsware may not realize the anticipated benefits of the merger. Also, the market price of Opsware common stock is highly volatile, and the value of the Opsware common stock that Tangram shareholders will receive in the merger will decrease if the market price of Opsware common stock decreases after the merger. For a more complete description of the risks to consider, see the section “Risk Factors” on page 20.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you. Then please complete, date and sign and mail your proxy card in the enclosed postage-paid envelope as soon as possible so that your shares can be voted at the special meeting of Tangram shareholders. Please also see the instructions included with your proxy card. You may also attend the special meeting in person whether or not you sign and mail your proxy card.

Q:	What vote of Tangram shareholders is required to conduct business at the special meeting?

A:	A quorum is required for Tangram shareholders to conduct business at the special meeting. The presence, in person or by proxy, of the holders of at least a majority of the total number of shares of Tangram common stock and Series F convertible preferred stock (on an as-converted to common stock basis) entitled to vote is necessary to constitute a quorum at the special meeting. Votes cast by proxy or in person at the special meeting will be tabulated by the election inspectors appointed for the special meeting who will determine whether or not a quorum is present.

Q:	What vote of Tangram shareholders is required to approve the merger agreement?

A:	Assuming a quorum is present, the approval of the merger agreement will require the affirmative vote of a majority of the votes cast by the holders of:

•	Tangram Series F convertible preferred stock, voting separately as a class; and

•	Tangram common stock and Series F convertible preferred stock (on an as-converted to common stock basis), voting together as a class.

At the special meeting, each outstanding share of Tangram common stock will be entitled to one vote and each outstanding share of Tangram Series F convertible preferred stock (on an as-converted to common stock basis) will be entitled to 500 votes.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may revoke your proxy at any time before it is voted at the special meeting by:

•	filing a written notice of revocation with the Secretary of Tangram;

•	by delivering to Tangram a duly executed proxy bearing a later date; or

•	by attending the special meeting and voting in person.

However, if your shares are not registered in your own name, you will need appropriate documentation from the holder of record of your shares to vote personally at the special meeting. Notices to the Secretary of Tangram should be sent to 11000 Regency Parkway, Suite 301, Cary, North Carolina 27511.

Q:	What happens if I do not return a proxy card or if I abstain from voting?

A:	If a Tangram shareholder does not return a proxy card or abstains from voting in person or by proxy, this will not affect the outcome of the proposal to approve the merger agreement. Proxies that are returned but marked as abstentions will be considered present for purposes of determining the presence of a quorum at the special meeting.

Q:	If my shares of Tangram stock are held by a broker, will my broker vote my shares for me?

A:	No. If a Tangram shareholder does not give its broker instructions on how to vote its shares, the broker will not be able to vote the shares of Tangram stock it holds on behalf of the Tangram shareholder. Tangram shareholders are advised to instruct their brokers to vote their shares, following the procedure provided by their broker. If a Tangram shareholder does not instruct their broker on how to vote its shares, this will not affect the outcome of the proposal to approve the merger agreement, but these “broker non-votes” will be considered present for purposes of determining the presence of a quorum at the special meeting.

Q:	What are the federal income tax consequences of the merger to me?

A:	Opsware and Tangram intend for the merger to qualify as a tax-free “reorganization” under Section 368(a) of the Internal Revenue Code. If the merger qualifies as a tax-free reorganization, Tangram shareholders will not recognize any gain or loss for federal income tax purposes upon the exchange of shares of Tangram capital stock for shares of Opsware common stock, although Tangram shareholders will recognize taxable gain or loss with respect to any cash received (including cash received in lieu of fractional shares of Opsware common stock), or upon exercise of dissenters’ rights. We urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you. For more information, see the section “The Merger—Material United States Federal Income Tax Considerations” on page 59.

Q:	Should I send in my Tangram stock certificates now?

A:	No. After the merger is completed, you will receive written instructions from Opsware’s exchange agent explaining how to exchange your shares of Tangram common stock for the merger consideration.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as possible. In addition to obtaining shareholder approval, all other closing conditions set forth in the merger agreement must be satisfied or waived. We anticipate that the closing of the merger will occur in the first quarter of 2004, but we cannot assure you as to the exact timing.

Q:	Am I entitled to dissenters’ rights as a Tangram shareholder?

A:	Yes. Holders of Tangram common stock or Tangram preferred stock are entitled to dissenters’ rights under the Pennsylvania Business Corporation Law in connection with the merger. For a more complete description of these dissenters’ rights, see the section “The Merger—Dissenters’ Rights” on page 61.

Q:	What will happen to outstanding Tangram stock options?

A:	Prior to the effective time of the merger, each outstanding, unexercised and unexpired stock option to purchase shares of Tangram common stock will either terminate automatically by its terms or will be terminated with the consent of the holder. No options to purchase Tangram common stock will be assumed by Opsware in the merger.

Q:	Who can help answer my questions?

A:	If you would like to receive additional copies of this proxy statement/prospectus, without charge, or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Tangram Enterprise Solutions, Inc.

11000 Regency Parkway, Suite 301

Cary, North Carolina 27511

Attn: Investor Relations

(919) 653-6000

You may also obtain additional information about Opsware from the documents it files with the Securities and Exchange Commission or by following the instructions in the section “Where You Can Find More Information” on page 128.

SUMMARY

The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. Please refer to the more detailed information contained elsewhere in this proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference, for a more complete understanding of the proposed merger.

The Companies

Opsware Inc.

599 N. Mathilda Avenue

Sunnyvale, California 94085

Opsware is a provider of data center automation software for enterprises, government agencies and service providers seeking to reduce costs and increase the quality of data center operations. Opsware’s software automates key server and software operations in data centers, including provisioning, changing, configuring, scaling, securing, recovering, auditing, and reallocating servers and business applications. Opsware refers to its software as the Opsware System. The Opsware System works across geographically disparate locations and heterogeneous data center environments. By using the Opsware System, Opsware’s customers can more quickly deploy new servers and applications, speed operations to respond quickly to changing business needs, and increase the efficiency of their data center operations. The Opsware System enables Opsware’s customers to reduce the number of information technology, or IT, staff required to operate the data center, better utilize server and software assets, increase IT efficiencies and achieve higher service quality. The common stock of Opsware is traded on The NASDAQ National Market under the symbol “OPSW.” Its Web site can be accessed at www.opsware.com.

TES Acquisition Corp.

599 N. Mathilda Avenue

Sunnyvale, California 94085

TES Acquisition Corp. is a wholly owned subsidiary of Opsware. Opsware formed TES Acquisition Corp. solely to effect the merger, and TES Acquisition Corp. has not conducted any business to date. Pursuant to the merger agreement, TES Acquisition Corp. will merge with and into Tangram, which will continue as the surviving corporation and be called “Tangram Enterprise Solutions, Inc.”

Tangram Enterprise Solutions, Inc.

11000 Regency Parkway, Suite 301

Cary, North Carolina 27511

Tangram develops and markets lifecycle information technology asset management, or ITAM, software for large and mid-sized organizations across all industries, in both domestic and international markets. Tangram’s ITAM product line consists of Asset Insight® and Enterprise Insight®, which together deliver, what Tangram believes, is the market’s first unified tool to manage physical, contractual, and financial IT asset data in a single repository for a comprehensive view of the enterprise. ITAM is the process of controlling hardware and software assets throughout their lifecycle — from procurement, through daily operations, through final disposal. While asset management is primarily a business practice, it is supported by repository technology that consolidates diverse financial, contractual, ownership, and physical asset data. Tangram’s core business strategy and operating philosophy focus on delivering world-class customer care, providing phased asset management solutions that are tailored to its customers’ evolving business needs, and maintaining a leading-edge technical position that results in long-term customer loyalty and sustained shareholder value. Tangram is a partner company of Safeguard Scientifics, Inc. Safeguard Scientifics is the majority shareholder of Tangram, beneficially holding approximately 58% of the Company’s outstanding common shares, assuming the conversion to common stock of the Series F convertible preferred stock held by wholly owned subsidiaries of Safeguard Scientifics. Tangram’s common stock is traded on the OTC Bulletin Board under the symbol “TESI.OB.” Its Web site can be accessed at www.tangram.com.

The Merger (page 49)

Opsware and Tangram have entered into an Agreement and Plan of Reorganization that sets forth the terms and conditions of the proposed business combination of Opsware and Tangram. Following the approval of the merger agreement by the shareholders of Tangram and the satisfaction or waiver of the other conditions to the merger set forth in the merger agreement, TES Acquisition Corp., a wholly owned subsidiary of Opsware, will merge with and into Tangram, with Tangram continuing as the surviving corporation as a wholly owned subsidiary of Opsware. As a result of the merger, Tangram shareholders will become stockholders of Opsware, collectively holding approximately 1.5% of the common stock of Opsware, based on the capitalization of Opsware as of January 15, 2004, the record date.

Tangram’s Reasons for the Merger (page 52)

In determining to accept the offer from Opsware and enter into the merger agreement, Tangram’s board of directors considered a number of factors, including the following:

•	the financial condition, operating results and future prospects of Opsware and Tangram;

•	the fixed consideration of $10.0 million, less potential closing date reductions contemplated by the merger agreement;

•	Tangram’s alternatives to the merger, including remaining an independent software company or pursuing any of the written proposals of four other companies that had expressed an interest in an acquisition of Tangram, and the determination that the merger transaction with Opsware presented the best opportunity for maximizing shareholder value and achieving Tangram’s other strategic goals; and

•	the liquidity of the Opsware common stock and the lack of any lock-up periods or other restrictions on the ability of the common and preferred shareholders of Tangram, including Safeguard Scientifics, to sell the Opsware common stock they receive in the merger.

The board of directors of Tangram believes that the merger will result in a stronger and more effective competitor in Tangram’s markets, better able to compete effectively in the rapidly changing software marketplace, and to take advantage of the opportunities that might not be available to Tangram on its own. Tangram’s board of directors believes that the merger will provide Tangram’s customers with a broader range of products and services, as well as greater convenience, and will provide its shareholders with a more liquid investment.

Recommendation of Tangram’s Board (page 53)

Tangram’s board of directors believes that the merger and the merger agreement are advisable, fair to, and in the best interests of, Tangram and its shareholders. The Tangram board of directors unanimously recommends that its shareholders vote FOR the proposal to approve the merger agreement.

Required Tangram Shareholder Vote (page 47)

The approval of the merger agreement will require the affirmative vote of a majority of the votes cast by the holders of:

•	Tangram Series F convertible preferred stock, voting separately as a class; and

•	Tangram common stock and Series F convertible preferred stock (on an as-converted to common stock basis), voting together as a class.

At the special meeting, each outstanding share of Tangram common stock will be entitled to one vote and each outstanding share of Tangram Series F convertible preferred stock (on an as-converted to common stock basis) will be entitled to 500 votes. As of the record date for the special meeting, there were 19,799,161 shares of Tangram common stock and 3,000 shares of Tangram Series F convertible preferred stock issued and outstanding. Abstentions and broker non-votes will be considered present for purposes of determining the presence of a quorum at the special meeting, but will not have an effect on the outcome of the proposal to approve the merger agreement.

The Effective Time of the Merger (page 65)

At the closing of the merger, the parties will cause the merger to become effective by filing a certificate of merger with the Delaware Secretary of State and articles of merger with the Pennsylvania Department of State. The parties anticipate that the closing of the merger will occur in the first quarter of 2004, but we cannot assure you as to the exact timing.

Exchanging Your Tangram Stock Certificates (page 67)

Promptly after the effective time of the merger, you will be directed to surrender your Tangram stock certificates to the exchange agent so that they may be canceled and exchanged for the consideration to be paid by Opsware in connection with the merger. Please do not surrender your Tangram stock certificates until you receive the letter of transmittal from the exchange agent.

Valuation by Tangram’s Financial Advisor (page 53)

The special committee of the board of directors of Tangram received a written letter from Bryant Park Capital, Inc., which we refer to as Bryant Park Capital, Tangram’s financial advisor, as to the estimated per share equity value of Tangram on a fully diluted basis. The full text of Bryant Park Capital’s written letter, dated December 4, 2003, is attached to this proxy statement/prospectus as Annex C. We encourage you to read the letter carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Bryant Park Capital’s valuation does not represent an opinion as to the price at which Tangram, or any interests therein, actually would be acquired or sold, nor is the valuation intended to, and it does not, constitute an opinion as to the fairness, from a financial point of view, of any transaction or other matters. Bryant Park Capital’s valuation does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to any transaction or other matters in which Tangram may engage.

Interests of Certain Tangram Persons in the Merger (page 57)

In considering the recommendation of the Tangram board of directors regarding the merger agreement and the merger, Tangram shareholders should be aware that some of Tangram’s directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Tangram shareholders. These interests may create potential conflicts of interest. The Tangram board of directors was aware of these interests and took these interests into account in approving the merger agreement. As a result of the merger, Safeguard Scientifics and TBBH, each of whom is affiliated with a director of Tangram, will receive full repayment of the respective debt held by each, which is expected to be approximately $1.85 million in the aggregate at the closing date. These repayments are required to be made prior to any payments being made to Tangram shareholders. Safeguard Scientifics, through one of its wholly owned subsidiaries, holds all of the outstanding shares of Tangram’s Series F convertible preferred stock and will receive the full liquidation preference related to its shares of Series F convertible preferred stock in an amount equal to $3.0 million plus the total amount of accrued dividends on such shares through the closing of the merger, which is expected to be approximately $825,000 as of the closing date. Safeguard Scientifics, through two of its wholly owned subsidiaries, and TBBH have entered into voting agreements with Opsware. Certain executive officers of Tangram will become entitled to cash severance and other benefits and may enter into transition services agreements with Opsware as result of the merger. Opsware has agreed to indemnify Tangram’s current officers and directors against specified claims. As a result of these interests above, these executive officers and directors could be more likely to vote for, and to recommend the vote for, the proposal to approve the merger agreement, than if they did not hold these interests.

No Other Negotiations (page 71)

Tangram has agreed that it will not solicit, encourage or facilitate any acquisition proposal for Tangram and that it will notify Opsware of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, such an acquisition proposal. Tangram has agreed to cause each of its officers, directors, employees, shareholders, agents, advisors and other representatives not to solicit, encourage or facilitate any acquisition proposal for Tangram. However, if Tangram’s shareholders have not yet approved the merger agreement and Tangram receives an unsolicited, written, bona fide acquisition proposal that its board of directors concludes in good faith is reasonably likely to result in a transaction that is superior to that proposed with Opsware, Tangram may deliver or make available nonpublic information regarding it to, and may enter into discussions with, the person who has made that acquisition proposal, if, among other things, Tangram’s board of directors concludes in good faith, after receipt of advice from its outside legal counsel, that taking such action is necessary to comply with its fiduciary duties to Tangram shareholders under Pennsylvania law.

Conditions to Closing the Merger (page 74)

The completion of the merger depends on a number of conditions being satisfied, including the following:

•	the registration statement on Form S-4 of which this proxy statement/prospectus forms a part shall have been declared effective by the Securities and Exchange Commission;

•	the merger agreement shall have been approved by the shareholders of Tangram;

•	at the closing, the representations and warranties of Tangram, Opsware and TES contained in the merger agreement shall be true and correct in all material respects, and Tangram and Opsware shall have performed and complied in all material respects with all of their covenants contained in the merger agreement;

•	the aggregate value of the consideration paid by Opsware in connection with the merger shall be equal to $10.0 million, subject to reduction based on Tangram’s net cash assets, maintenance run rate and payment of its severance obligations and merger expenses, each as of the closing date, which reductions are described in detail in “The Merger Agreement—Conversion of Shares in the Merger;”

•	the amount of annual support and maintenance fees under Tangram customer contracts at the closing shall be at least 80% of the amount existing on December 4, 2003;

•	Tangram’s actual net cash assets, consisting of cash, certain accounts receivable and prepaid expenses, less its accounts payable and all other liabilities (other than the debt held by Safeguard Scientifics and TBBH and deferred revenue) at closing shall not be more than $650,000 less than the amount projected by Tangram on December 4, 2003, to be the net cash assets at closing;

•	no material adverse effect with respect to Tangram shall have occurred since December 4, 2003 and be continuing; and

•	there is no litigation pending by any Tangram shareholder which could result in any material liability to Opsware or TES Acquisition Corp. or give rise to any claim related to Tangram indemnification of its officers and directors, unless certain shareholders of Tangram agree to indemnify Opsware for any amounts arising from such litigation.

Each of the conditions to the merger may be waived by the company entitled to assert the condition.

Termination of the Merger Agreement (page 76)

The merger agreement may be terminated at any time prior to closing the merger, whether before or after obtaining the approval of the Tangram shareholders, including:

•	by mutual written consent;

•	by either party if the merger is not completed by June 4, 2004, subject to certain extensions, or if Tangram shareholders fail to approve the merger;

•	by Opsware if Tangram takes or fails to take any of the actions described in the merger agreement as triggering events or upon certain breaches by Tangram of any of its representations, warranties or covenants in the merger agreement; or

•	by Tangram upon certain breaches by Opsware of any of its representations, warranties or covenants in the merger agreement.

Termination Fee and Expenses (page 77)

Tangram has agreed to pay Opsware a termination fee, or “break-up fee,” equal to $300,000 plus Opsware’s actual expenses incurred in connection with the merger, up to an additional $300,000, if Opsware terminates the merger agreement upon the occurrence of specified events.

If the merger is consummated, Opsware will pay up to $300,000 of Tangram’s expenses incurred in connection with the merger, and Tangram shareholders will pay Tangram’s expenses in excess of $300,000. Such excess merger expenses will be deducted from the total merger consideration. Otherwise, all fees and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses.

Governmental and Regulatory Matters (page 58)

Other than compliance with applicable federal and state securities laws in connection with the issuance of the Opsware common stock pursuant to the merger, and with applicable provisions of California, Delaware and Pennsylvania state law, no U.S. federal or state legal or regulatory requirements must be complied with in order to complete the merger. In addition, Opsware and Tangram will make any necessary filings with foreign regulatory agencies.

Material United States Federal Income Tax Consequences of the Merger (page 59)

It is intended that the merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. If the merger qualifies as a tax-free reorganization, Tangram shareholders will not recognize any gain or loss for federal income tax purposes upon the exchange of shares of Tangram capital stock for shares of Opsware common stock, although Tangram shareholders will recognize taxable gain or loss with respect to the cash received (including cash received in lieu of fractional shares of Opsware common stock), or upon exercise of dissenters’ rights. In general, neither Opsware, TES Acquisition Corp. nor Tangram will recognize gain or loss as a result of the merger.

Anticipated Accounting Treatment (page 60)

The merger will be accounted for as a purchase transaction by Opsware for financial reporting and accounting purposes under accounting principles generally accepted in the United States. After the merger, the results of operations of Tangram will be included in the consolidated financial statements of Opsware. The purchase price, which is equal to the aggregate merger consideration, will be allocated based on the fair values of the Tangram assets acquired and the Tangram liabilities assumed. These allocations will be made based upon valuations and other studies that have not yet been finalized.

Voting Agreements (page 79)

Safeguard Scientifics Inc., through two of its wholly owned subsidiaries, and TBBH Investments Europe AG have entered into voting agreements with Opsware and granted irrevocable proxies to Opsware’s board of directors pursuant to which they have agreed to vote their shares representing approximately 66.1% of the outstanding common stock of Tangram (including the Series F convertible preferred stock on an as-converted to common stock basis) in favor of the proposal to approve the merger agreement. The Tangram capital stock covered by such voting agreements and irrevocable proxies is sufficient to ensure that the required approval of Tangram shareholders will be obtained.

In addition, if the merger agreement is terminated by Opsware following certain events, Safeguard Scientifics, through two of its wholly owned subsidiaries, and TBBH have agreed to pay to Opsware an amount equal to the difference between the aggregate amount of consideration received by the shareholder with respect to shares of Tangram capital stock in any acquisition or purchase of Tangram’s assets or capital stock by a third party, and the aggregate amount of consideration that would have been received by the shareholder with respect to shares of Tangram capital stock if the merger with Opsware had occurred pursuant to the merger agreement. Each of these shareholders is responsible for paying to Opsware 100% of this difference up to $1,500,000, and 50% of any difference exceeding $1,500,000.

Non-Solicitation Agreements (page 80)

Norman L. Phelps, Tangram’s President and Chief Executive Officer, John N. Nelli, Tangram’s Senior Vice President and Chief Financial Officer, and Ronald R. Nabors, Tangram’s Senior Vice President and Chief Marketing Officer, have each entered into non-solicitation agreements with Opsware which provide for restrictions on the solicitation of customers and employees for a period of one year following the consummation of the merger.

Dissenters’ Rights (page 61)

If the merger is consummated, Tangram’s shareholders will have the right to dissent and demand appraisal of the fair value of their Tangram shares. In order to receive such a payment, shareholders must strictly comply with the statutory procedures of Subchapter 15D of the Pennsylvania Business Corporation Law, which, among other things, requires that dissenting shareholders deliver a written notice of their intention to exercise dissenters rights by or before the special meeting and not vote for the approval of the merger agreement.

Under Pennsylvania law, shareholders who comply with the statutory procedures will, in the event that they reject Tangram’s determination of fair value, be entitled to have a court or arbitrator determine the fair value of their shares as of the time immediately prior to the merger, without giving effect to the merger, and to receive such fair value in cash. The fair value of Tangram will be determined without regard to the financial effect of the merger. Shareholders duly exercising dissenters rights should recognize that the value they receive following this process could be equal to, higher than or lower than the value of the consideration that the shareholder would have received in the merger. Shareholders exercising dissenters rights will be taxed on their receipt of cash in the same manner as shareholders receiving cash in the merger. See “The Merger—Material United States Federal Income Tax Considerations” on page 59.

Shareholders who duly exercise their dissenters rights will only receive the consideration awarded by a court of final jurisdiction or arbitrator or panel of arbitrators. The consideration otherwise payable to a shareholder who exercises dissenters rights under the merger agreement will be retained by Tangram in cash pending such final determination.

Where You Can Find More Information (page 128)

If you would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Tangram Enterprise Solutions, Inc. 11000 Regency Parkway, Suite 301 Cary, North Carolina 27511 Attention: Investor Relations (919) 653-6000

OPSWARE SELECTED SUPPLEMENTARY CONDENSED

CONSOLIDATED FINANCIAL DATA

The table below presents a summary of selected historical condensed consolidated financial data with respect to Opsware. The condensed consolidated statements of operations data for the years ended January 31, 2003, 2002 and 2001 and the consolidated balance sheet data as of January 31, 2003 and 2002 have been derived from Opsware’s historical audited consolidated financial statements, which are incorporated by reference into this document. Please refer to the section of this proxy statement/prospectus entitled “Documents Incorporated by Reference” beginning on page 127. The selected historical financial data of Opsware as of October 31, 2003 and for the nine months ended October 31, 2003 and 2002 have been derived from Opsware’s unaudited condensed consolidated financial statements, which are incorporated by reference into this proxy statement/prospectus. The selected historical financial data for the nine months ended October 31, 2003 and 2002 includes, in the opinion of Opsware’s management, all adjustments, consisting only of normal recurring adjustments, which Opsware considers necessary to present fairly the results of operations and financial position of such periods. The historical consolidated financial statement of operations presented below for the period from inception (September 9, 1999) to January 31, 2000 and the historical consolidated balance sheets as of January 31, 2001 and 2000 have been derived from Opsware’s historical audited consolidated financial statements, which are not incorporated by reference into this proxy statement/prospectus.

It is important for you to read the following historical selected supplementary condensed consolidated financial data together with the audited consolidated financial statements and accompanying notes contained in Opsware’s annual report on Form 10-K for its fiscal year ended January 31, 2003, as well as the sections of Opsware’s annual report on Form 10-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” all of which are incorporated by reference into this proxy statement/prospectus.

On August 15, 2002, Opsware completed the sale of its managed services business to EDS and is now focused solely on its Software Business. As a result, historical financial information relating to the periods prior to  August 15, 2002 is not related to Opsware’s Software Business and is not indicative of future results from its Software Business.

	Year Ended January 31,			Period from Inception (September 9, 1999) to January 31, 2000	Nine Months Ended October 31,
	2003	2002	2001		2003	2002
					(unaudited)
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net revenue	$37,703	$56,012	$15,486	$—	$11,816	$37,572
Restructuring costs, net	19,682	31,471	—	—	1,184	19,682
Amortization (reversal) of deferred stock compensation	(14,303)	42,666	71,725	2,208	445	(12,323)
Total costs and expenses	99,008	263,346	180,292	5,131	24,985	93,263
Loss from operations	(61,305)	(207,334)	(164,806)	(5,131)	(13,169)	(55,691)
Gain on sale of assets and liabilities related to Managed Services Business	50,660	—	—	—	1,184	50,660
Gain from retirement of senior discount notes	8,736	—	—	—	—	—
Income (loss) before deemed dividend	(3,247)	(210,675)	(166,420)	(4,981)	(9,041)	2,032
Series C convertible preferred stock deemed non-cash dividend	—	—	(67,530)	—	—	—
Net income (loss) applicable to common stockholders	(3,247)	(210,675)	(233,950)	(4,981)	(9,041)	2,032
Net income (loss) per share applicable to common stockholders:
Basic	$(0.05)	$(3.45)	$(165.57)	$(1,815.23)	$(0.12)	$0.03
Diluted	$(0.05)	$(3.45)	$(165.57)	$(1,815.23)	$(0.12)	$0.03

	As of January 31,				As of October 31, 2003
	2003	2002	2001	2000
					(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, short-term investments and restricted cash	$66,983	$115,638	$80,422	$20,479	$56,162
Working capital	43,378	56,291	19,643	16,088	37,559
Total assets	75,879	174,297	148,212	25,763	70,631
Long-term obligations and senior discount notes, net of current portion	23	56,657	43,063	—	—
Accrued restructuring costs, net of current portion	7,840	7,363	—	—	2,287
Stockholders’ equity	46,138	57,476	58,591	20,690	44,925

TANGRAM SELECTED

SUPPLEMENTARY FINANCIAL DATA

The table below presents a summary of selected historical financial data with respect to Tangram. The statements of operations data for the years ended December 31, 2002, 2001 and 2000 and the balance sheet data as of December 31, 2002 and 2001 have been derived from Tangram’s historical audited financial statements, contained in the section “Tangram Financial Statements.” The selected historical financial data of Tangram as of September 30, 2003 and for the nine months ended September 30, 2003 and 2002 have been derived from Tangram’s unaudited financial statements, contained in the section “Tangram Financial Statements.” The selected historical financial data for the nine months ended September 30, 2003 and 2002 includes, in the opinion of Tangram’s management, all adjustments, consisting only of normal recurring adjustments, which Tangram considers necessary to present fairly the results of operations and financial position of such periods. The historical financial statements of operations presented below for the years ended December 31, 1999 and 1998 and the historical balance sheets as of January 31, 2000, 1999 and 1998 have been derived from Tangram’s historical audited financial statements, which are not contained in or incorporated by reference into this proxy statement/prospectus.

It is important for you to read the following historical selected supplementary financial data together with the audited financial statements and accompanying notes and the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this proxy statement/prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2002	2001	2000	1999	1998	2003	2002
						(unaudited)
	(in thousands, except per share amounts)
Statements of Operations Data:
Total revenue	$11,580	$15,600	$14,089	$18,817	$20,767	$7,608	$8,753
Net (loss) earnings	(2,712)	(1,808)	(3,882)	(444)	1,116	32	(1,528)
Net (loss) earnings available to common shareholders	(2,976)	(2,019)	(3,882)	(444)	1,116	(180)	(1,725)
(Loss) earnings per common share:
Basic	$(0.15)	$(0.11)	$(0.24)	$(0.03)	$0.07	$(0.01)	$(0.09)
Diluted	$(0.15)	$(0.11)	$(0.24)	$(0.03)	$0.06	$(0.01)	$(0.09)

	As of December 31,					As of September 30, 2003
	2002	2001	2000	1999	1998
						(unaudited)
	(in thousands)
Balance Sheet Data:
Total assets	$9,934	$13,429	$12,046	$12,388	$15,170	$8,424
Long-term debt, including current portion	2,421	1,320	3,925	1,623	3,576	1,823
Shareholders’ equity	2,630	5,241	1,982	5,565	5,764	2,450

SELECTED UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL DATA

The following selected unaudited pro forma condensed combined consolidated financial data gives effect to the transaction under the purchase method of accounting, as required under the rules of the SEC.

The following selected unaudited pro forma condensed combined consolidated balance sheet data as of October 31, 2003 is presented to give effect to the transaction as if it had occurred on October 31, 2003 and, due to different fiscal period ends, combines the historical unaudited consolidated balance sheet of Opsware at October 31, 2003 and the historical unaudited balance sheet of Tangram at September 30, 2003. The selected unaudited pro forma condensed combined consolidated statement of operations data of Opsware and Tangram for the nine months ended October 31, 2003 is presented as if the transaction had been completed on February 1, 2003 and, due to different fiscal period ends, combines the selected historical unaudited consolidated results of Opsware for the nine months ended October 31, 2003 and the selected historical unaudited results of Tangram for the nine months ended September 30, 2003. The selected unaudited pro forma condensed combined consolidated statement of operations data of Opsware and Tangram for the year ended January 31, 2003 is presented as if the transaction had been completed on February 1, 2002 and, due to different fiscal period ends, combines the selected historical audited consolidated results of Opsware for the year ended January 31, 2003 and the selected historical audited results of Tangram for the year ended December 31, 2002.

The selected unaudited pro forma condensed combined consolidated financial data is based on estimates and assumptions. The data is not intended to represent or be indicative of the consolidated results of operations or consolidated financial condition of the combined companies that would have been reported had the transaction been completed as of the dates presented, and is not intended to represent or be indicative of future consolidated results of operations or consolidated financial condition of Opsware.

This selected unaudited pro forma condensed combined consolidated financial data should be read in conjunction with the summary selected historical condensed consolidated financial data of each of Opsware and Tangram included elsewhere in this document, the unaudited pro forma condensed combined consolidated financial statements of Opsware and Tangram and accompanying notes included elsewhere in this document, and the separate historical consolidated financial statements and accompanying notes of Opsware incorporated by reference into this document and the historical financial statements and accompanying notes of Tangram included in this proxy statement/prospectus.

	Year Ended January 31, 2003	Nine Months Ended October 31, 2003
	(in thousands, except per share amounts)
Pro Forma Consolidated Statements of Operations Data:
Net revenue	$49,283	$19,424
Restructuring costs, net	20,588	1,184
Amortization (reversal) of deferred stock compensation	(14,303)	445
Total costs and expenses	114,495	33,495
Loss from operations	(65,212)	(14,071)
Gain on sale of assets and liabilities related to Managed Services Business	50,660	1,184
Gain from retirement of senior discount notes	8,736	—
Net loss before preferred stock dividend	(7,334)	(10,041)
Net loss applicable to common stockholders	$(7,598)	$(10,253)
Net loss per share applicable to common stockholders
Basic	$(0.10)	$(0.13)
Diluted	$(0.10)	$(0.13)

As of October 31, 2003
(in thousands)
Pro Forma Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$57,572
Working capital	36,442
Total assets	84,119
Other liabilities	39
Accrued restructuring costs, net of current portion	2,287
Stockholders’ equity	54,325

COMPARATIVE PER SHARE DATA

The following table presents unaudited loss per share data and net book value per share data for each stand-alone company on a historical basis, unaudited loss per share and net book value per share for the combined company on a pro forma basis and unaudited loss per share and net book value per share for Tangram on an equivalent pro forma basis. The unaudited pro forma condensed combined consolidated financial data is not necessarily indicative of the financial position of the combined company had the merger been completed as of the beginning of the periods presented, and should not be construed as representative of future financial position or operating results. This information in the following table is only a summary and should be read in conjunction with the unaudited pro forma combined consolidated financial statements and the Opsware historical financial statements and the Tangram historical financial statements incorporated by reference or included elsewhere in this proxy statement/prospectus. The pro forma information is presented for illustrative purposes only.

	Opsware
	Year Ended January 31, 2003	Nine Months Ended October 31, 2003
Historical per common share data:
Loss per share	$(0.05)	$(0.12)
Net book value per share (1)	0.59	0.55

	Tangram
	Year Ended December 31, 2002	Nine Months Ended September 30, 2003
Historical per common share data:
Net loss per share available to common shareholders	$(0.15)	$(0.01)
Net book value per share (1)	0.13	0.12

	Combined Company
	Year Ended January 31, 2003	Nine Months Ended October 31, 2003
Pro forma combined consolidated per common share data:
Loss per share	$(0.10)	$(0.13)
Loss per share equivalent Tangram share (2)	(0.01)	(0.01)
Net book value per combined company’s share (3)	0.69	0.66
Net book value per equivalent Tangram share (2)	0.05	0.05

(1)	The historical net book value per share of Opsware common stock and Tangram common stock is computed by dividing common stockholders’ equity at a period end by the number of shares of common stock outstanding at the respective period end.
(2)	The pro forma and net book value per equivalent Tangram share is calculated by multiplying the pro forma combined amount by the estimated exchange ratio of .07 a share of Opsware common stock for (i) each outstanding dollar of Tangram debt held by Safeguard Scientifics and TBBH, (ii) the liquidation preference and accrued dividends attributable to each outstanding share of Tangram Series F convertible preferred stock and (iii) each share of Tangram Series F convertible preferred stock (on an as-converted to common stock basis) and common stock. The estimated exchange ratio is based on a number of assumptions, and may be different from the final exchange ratio.
(3)	The pro forma book value per combined company’s share is computed by dividing the pro forma common stockholders’ equity by the pro forma number of shares of Opsware common stock outstanding at the respective period end, assuming the merger had been completed as of that date.

MARKET PRICE AND DIVIDEND INFORMATION

Opsware’s Market Price Data

Opsware’s common stock is traded on The NASDAQ National Market under the symbol “OPSW.” The following table presents the high and low sale prices per share of Opsware common stock for the periods indicated, as reported on The NASDAQ National Market.

	High	Low
Fiscal Year Ending January 31, 2004
Fourth Quarter (through January 15, 2004)	$9.41	$5.50
Third Quarter	9.25	4.60
Second Quarter	6.36	2.70
First Quarter	3.93	1.53

Fiscal Year Ended January 31, 2003
Fourth Quarter	$2.48	$0.75
Third Quarter	1.13	0.35
Second Quarter	2.15	0.95
First Quarter	3.63	1.35

Fiscal Year Ended January 31, 2002
Fourth Quarter	$4.98	$2.00
Third Quarter	2.81	1.12
Second Quarter	7.00	1.28
First Quarter (from March 9, 2001)	6.56	3.88

Tangram’s Market Price Data

Tangram’s common stock has traded on the OTC Bulletin Board under the symbol “TESI.OB” since October 10, 2002. Prior to October 10, 2002, Tangram’s common stock was quoted on the NASDAQ SmallCap Market under the symbol “TESI.” The following table presents the high and low sale prices per share of Tangram common stock for the periods indicated, as reported on the OTC Bulletin Board and NASDAQ SmallCap Market for the respective periods.

	High	Low
Fiscal Year Ending December 31, 2004
First Quarter (through January 15, 2004)	$0.24	$0.19

Fiscal Year Ended December 31, 2003
Fourth Quarter	$0.59	$0.19
Third Quarter	0.78	0.25
Second Quarter	0.32	0.17
First Quarter	0.35	0.16

Fiscal Year Ended December 31, 2002
Fourth Quarter	$0.35	$0.06
Third Quarter	0.45	0.21
Second Quarter	0.88	0.30
First Quarter	1.40	0.75

There is no public trading market for shares of Tangram’s Series F convertible preferred stock.

The above tables shows only historical market prices for Opsware and Tangram common stock and may not provide meaningful information to Tangram shareholders in determining whether to approve the merger proposal. Tangram shareholders are urged to obtain current market quotations for Opsware and Tangram common stock and to carefully review the other information contained in this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus in considering whether to approve the merger agreement. Please refer to the section “Where You Can Find More Information.”

Recent Share Prices

The following table provides the closing prices per share of each of Opsware’s common stock, as reported on The NASDAQ National Market, and Tangram’s common stock, as reported on the OTC Bulletin Board, on December 3, 2003, the last full trading day preceding public announcement that Opsware and Tangram had entered into the merger agreement, and January 15, 2004, the last full trading day for which closing prices were available at the time of the printing of this proxy statement/prospectus.

Date	Opsware Closing Price	Tangram Closing Price
December 3, 2003	$7.60	$0.45
January 15, 2004	$8.42	$0.23

Dividend Information

Neither Opsware nor Tangram has ever paid any cash dividends on their shares of capital stock. Under the merger agreement, Tangram has agreed not to pay dividends pending the completion of the merger, without the written consent of Opsware. If the merger is not consummated, the Tangram board of directors presently intends that it would continue its policy of retaining all earnings to finance the expansion of its business. The Opsware board of directors presently intends to retain all earnings for use in its business and has no present intention to pay cash dividends before or after the merger.

Holders of shares of Tangram’s Series F convertible preferred stock are entitled to a cumulative quarterly dividend, when and if declared by the board of directors, at a rate per share equal to 2% of the issuance price of the Series F convertible preferred stock per quarter.

At January 15, 2004, dividends in arrears on the outstanding shares of Series F convertible preferred stock were approximately $774,000.

Number of Stockholders

As of the record date of January 15, 2004, there were approximately 546 stockholders of record of Opsware’s common stock. As of the record date of January 15, 2004, there were approximately 528 shareholders of record of Tangram’s common stock and one shareholder of record of Tangram’s Series F convertible preferred stock.

RISK FACTORS

The merger involves a high degree of risk. By voting in favor of the merger, Tangram shareholders will be choosing to invest in Opsware common stock. In addition to the risks described in Opsware’s reports on Forms 10-K and 10-Q, you should carefully consider the risks described below relating to the merger and the risks to Opsware’s business after the merger before deciding how to vote your shares. You should also consider the other information contained in, or incorporated by reference into, this proxy statement/prospectus. Please refer to the section of the proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 128. If any of these risks actually occur, the business, financial condition or prospects of Opsware may be seriously harmed. In such case, the market price of Opsware common stock may decline, and you may lose all or part of your investment.

Risks Related to the Merger

If Opsware and Tangram cannot effectively integrate their operations, Opsware will not realize the potential benefits of the merger.

The integration of Opsware and Tangram will be a time consuming and expensive process and may disrupt Opsware’s operations if it is not completed in a timely and efficient manner. If this integration effort is not successful, the combined company’s results of operations could be harmed, employee morale could decline, key employees could leave and customers could cancel existing orders or choose not to place new ones. In addition, Opsware may not achieve anticipated synergies or other benefits of the merger. Following the merger, Opsware and Tangram must operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls and human resources practices. Opsware and Tangram may encounter the following difficulties, costs and delays involved in integrating their operations:

•	failure to successfully manage relationships with customers and other important relationships;

•	failure of customers to accept new services or to continue using the products and services of the combined company;

•	potential difficulties in successfully integrating the management teams and employees of Opsware and Tangram;

•	difficulty in managing Opsware’s growth and managing larger, more geographically dispersed operations;

•	distractions from Opsware’s core business;

•	the loss of key employees and diversion of the attention of management from other ongoing business concerns;

•	potential incompatibility of technologies and systems; and

•	potential incompatibility of business cultures.

If Opsware’s operations after the merger do not meet the expectations of Opsware’s or Tangram’s existing customers, then these customers may cease doing business with the company altogether.

Opsware common stock is subject to price volatility, which may reduce the value of the Opsware common stock after the merger with Tangram.

The share price of Opsware common stock is subject to price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. This volatility might occur in the future, which could contribute to Opsware’s common stock being worth less after the merger than before it. Opsware cannot predict the market prices for Opsware common stock at any time before the completion of the merger or the market price for Opsware common stock after the merger. Opsware encourages you to obtain current market quotations of Opsware common stock.

Among the factors that could affect Opsware’s stock price are:

•	variations in Opsware’s quarter-to-quarter operating results;

•	the loss of any of its significant customers or their failure to renew existing contracts;

•	announcements by Opsware or its competitors of significant contracts, new or enhanced products or services, acquisitions, distribution partnerships, joint ventures or capital commitments;

•	changes in its financial estimates or investment recommendations by securities analysts following its business;

•	Opsware’s sale of common stock or other securities in the future;

•	changes in economic and capital market conditions for companies in Opsware’s sector;

•	changes in the enterprise software markets;

•	changes in market valuations or earnings of its competitors;

•	changes in business or regulatory conditions;

•	interest rates and other factors affecting the capital markets;

•	the trading volume of its common stock; and

•	the occurrence of any of the adverse events discussed elsewhere in these Risk Factors.

In addition, the market price of Opsware common stock may decline as a result of the merger if:

•	the integration of Opsware and Tangram is unsuccessful;

•	Opsware does not achieve the expected benefits of the merger as quickly as anticipated or the costs of, or operational difficulties arising from, the merger are greater than anticipated;

•	the effect of the merger on Opsware’s financial results is not consistent with the expectations of financial or industry analysts; or

•	Opsware experiences the loss of significant customers or employees as a result of the merger.

Tangram’s executive officers and directors have interests that are different from, or in addition to, those of Tangram shareholders generally.

The executive officers and directors of Tangram have interests in the merger that are different from, or are in addition to, those of Tangram shareholders generally. These include:

•	As a result of the merger, Safeguard Scientifics and TBBH, each of whom is affiliated with a director of Tangram, will receive full repayment of the respective debt held by each, which is expected to be approximately $1.85 million in the aggregate at the closing date;

•	Safeguard Scientifics, through one of its wholly owned subsidiaries, holds all of the outstanding shares of Tangram’s Series F convertible preferred stock and will receive the full liquidation preference related to its shares of Series F convertible preferred stock in an amount equal to $3.0 million plus the total amount of accrued dividends on such shares through the closing of the merger, which is expected to be approximately $825,000 as of the closing date;

•	Safeguard Scientifics, through two of its wholly owned subsidiaries, and TBBH have entered into voting agreements with Opsware pursuant to which they have agreed to vote in favor of the merger approximately 66.1% of the outstanding capital stock of Tangram on an as-converted to common stock basis;

•	Some executive officers of Tangram have existing employment agreements that entitle the officers to receive cash severance and other benefits as a result of the merger;

•	Some executive officers of Tangram may enter into transition services agreements with Opsware which will become effective following the merger; and

•	Directors and officers of Tangram have rights to indemnification from Opsware against specified liabilities and Opsware is required to maintain directors’ and officers’ liability insurance for them. In addition, Opsware has agreed to indemnify Tangram’s officers and directors against specified claims arising out of the merger and the merger agreement.

As a result, these executive officers and directors could be more likely to vote to approve, and recommend the approval of, the merger and the merger agreement than if they did not hold these interests.

The businesses of Opsware and Tangram could suffer due to the announcement of the merger.

The announcement of the merger may have a negative impact on Opsware’s or Tangram’s ability to sell their respective products and services, attract and retain key management, development or other personnel, maintain and attract new customers, and maintain strategic relationships with third parties. For example, Opsware or Tangram may experience cancellations or a decline in the rate of orders for its products or services or a deterioration in its customer relationships. In addition, Tangram is not obligated to complete the merger if the aggregate value of the consideration paid by Opsware is less than $10.0 million, subject to reduction based on Tangram’s net cash assets, maintenance run rate and payment of its severance obligations and merger expenses, each as of the closing date. If the merger is not completed for this reason or any other reason, the business and operations of Opsware and Tangram may be harmed to the extent that customers, suppliers and others believe that the companies cannot effectively compete in the marketplace without the merger. If any of these events were to occur, it could harm the operating results of Tangram or Opsware.

The completion of the merger may result in dilution of future per share operating results to the stockholders of Opsware and shareholders of Tangram.

The completion of the merger could worsen the per share operating results of Opsware or could result in a worse financial condition than could have been achieved by either Opsware or Tangram on a stand-alone basis. The merger could fail to produce the benefits that the companies anticipate, or could have other adverse effects that the companies currently do not foresee. In addition, some of the assumptions that either company relies upon, such as the achievement of revenue synergies that is dependent on estimates of customer renewals, may prove false. In this event, the merger could result in a reduction of per-share earnings of Opsware as compared to the per-share earnings that would have been achieved if the merger had not occurred.

Substantial sales of Opsware common stock including the Opsware common stock received by the Tangram debt holders and shareholders in the merger, could depress Opsware’s stock price.

If Opsware’s stockholders sell substantial amounts of its common stock in the public market, the market price of its common stock could fall. As of November 30, 2003, Opsware had approximately 81.1 million shares of common stock outstanding and plans to issue additional shares if the merger with Tangram is completed. The trading volume of Opsware’s common stock is relatively low. As a result, substantial sales of any of these shares, including by those Tangram shareholders who receive Opsware common stock in the merger, including Safeguard Scientifics, could depress Opsware’s stock price. In addition, approximately 12.0 million shares of Opsware common stock continue to be held by venture capital firms that have not yet distributed their shares to their limited partners. If these venture capital firms were to distribute their shares to their limited partners, the subsequent sale of shares by those limited partners could depress Opsware’s stock price.

The merger may fail to qualify as a reorganization, resulting in the recognition of taxable gains or losses on Tangram common stock.

Opsware and Tangram intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. Neither Opsware nor Tangram, however, can provide assurance that the Internal Revenue Service will not challenge the tax status of the merger.

Opsware and Tangram have structured the merger as a reverse triangular merger. If the reverse triangular merger does not qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, the issuance of Opsware common stock to Tangram shareholders will be a fully taxable event. In this taxable scenario, Tangram shareholders generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the fair market value, as of the closing of the merger, of the consideration they receive in the merger and (2) the adjusted tax basis in their shares of Tangram capital stock. See the section entitled “The Merger—Material United States Federal Income Tax Considerations.”

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of the combined company’s common stock following the merger.

In accordance with accounting principles generally accepted in the United States, the combined company will account for the merger using the purchase method of accounting, which will result in charges to earnings that could have a material adverse effect on the market value of Opsware common stock following the closing of the merger. Under the purchase method of accounting, the combined company will allocate the total estimated purchase price to Opsware’s net tangible assets, amortizable intangible assets, intangible assets with indefinite lives and in-process research and development based on their fair values as of the date of the closing of the merger, and record the excess of the purchase price over those fair values as goodwill. The portion of the estimated purchase price allocated to purchase in-process technology will be expensed by the combined company in the quarter in which the merger is completed. The combined company will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, the combined company may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization, purchased in-process technology and potential impairment charges could have a material impact on the combined company’s results of operations.

Opsware’s results of operations may be adversely affected if its goodwill or identifiable intangible assets are impaired.

Opsware expects that as a result of completing the merger with Tangram, it will have goodwill and identifiable intangible assets recorded in its financial statements. If it completes other acquisitions in the future, it may have additional goodwill and/or identifiable intangible assets. Opsware is required under accounting principles generally accepted in the United States to review its goodwill and identifiable intangible assets for impairment annually and when events or circumstances indicate that the carrying value may not be recoverable. As a result, Opsware may incur expenses in connection with a write-down of goodwill and identifiable intangible assets due to changes in market conditions. Opsware’s results of operations would be adversely affected if it is required to write-down goodwill and/or identifiable intangible assets

Risks Related to Opsware’s Business

If the merger is successfully completed, holders of Tangram common stock will become holders of Opsware common stock. Opsware’s business differs from Tangram’s business, and Opsware’s results of operations, as well as the price of Opsware common stock, may be affected by factors different than those affecting Tangram’s results of operations and the price of Tangram common stock before the merger.

Opsware has limited experience operating Opsware’s Software Business, which makes it difficult to evaluate Opsware’s future prospects.

As a result of the sale of Opsware’s Managed Services Business to EDS, Opsware’s business model has shifted from providing managed Internet services to primarily licensing its Opsware System software. Due to Opsware’s limited experience operating its Software Business, it has limited ability to forecast future demand for its products and limited financial data upon which you may evaluate its business and prospects. Opsware’s potential for future profitability must be considered in light of the risks, uncertainties, and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets. Some of these risks relate to Opsware’s potential inability to:

•	sign contracts with and deploy its products to a sufficient number of customers, particularly in light of current unfavorable economic conditions;

•	provide high levels of support for its products and support the deployment of a higher volume of its products;

•	timely deploy its products;

•	develop new product offerings and extend the functionality of its existing technology;

•	develop and extend its Opsware System software to support a wide range of hardware and software to meet the diverse needs of customers;

•	develop an effective direct sales channel to sell its Opsware System software;

•	develop additional strategic partnerships to facilitate its ability to market and sell its Opsware System software;

•	develop modules that permit its Opsware System software to be integrated with the variety of existing management systems that customers may already have deployed; and

•	establish awareness of its brand.

Opsware may not successfully address these risks. If Opsware does not successfully address these risks, it may not realize sufficient revenue to reach or sustain profitability.

Opsware’s financial results may fluctuate significantly, which could cause its stock price to decline.

Opsware’s revenue and operating results could vary significantly from period to period. These fluctuations could cause Opsware’s stock price to fluctuate significantly or decline. Important factors that could cause Opsware’s quarterly and annual financial results to fluctuate materially include:

•	its ability to obtain new customers and retain existing customers;

•	the limited number of deals it expects to close each quarter for the foreseeable future;

•	the timing of signing and deployment of contracts with new and existing customers;

•	the timing and magnitude of operating expenses and capital expenditures;

•	the effect of any non-cash compensation charges in connection with the issuance, cancellation or modification of stock option awards;

•	the timing of its satisfaction of revenue recognition criteria, including the establishment of vendor specific objective evidence of fair value for maintenance;

•	costs related to the various third-party technologies it may incorporate into its technology and services;

•	changes in its pricing policies or those of its competitors;

•	any downturn in its customers’ and potential customers’ businesses;

•	the timing of product releases or upgrades by Opsware or by its competitors; and

•	changes in the mix of revenue attributable to higher-margin software products versus lower-margin integration and support services.

Opsware’s current and future levels of operating expenses and capital expenditures are based to an extent on its growth plans and estimates of future revenue. These expenditure levels are, to a large extent, fixed in the short term. Opsware may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue relative to planned expenditures could negatively impact Opsware’s business and results of operations.

Due to these and other factors, period-to-period comparisons of Opsware’s operating results may not be meaningful. You should not rely on Opsware’s results for any one period as an indication of its future performance. In future periods, Opsware’s operating results may fall below the expectations of public market analysts or investors. If this occurs, the market price of Opsware’s common stock would likely decline. In addition, on August 15, 2002, Opsware completed the sale of its Managed Services Business to EDS and is now focused solely on its Software Business. As a result, historical financial information relating to the periods prior to August 15, 2002 is not related to Opsware’s Software Business and is not indicative of future results from its Software Business.

Opsware’s operating results are and will continue to be highly dependent upon its relationship with EDS and any deterioration of its relationship with EDS could adversely affect the success of its Software Business.

Opsware’s operating results are largely dependent on its relationship with EDS and will continue to be so for the foreseeable future. Concurrently with the execution of the asset purchase agreement with EDS, it entered into a three-year $52.0 million license and maintenance agreement with EDS. For the three and nine-month periods ended October 31, 2003, EDS accounted for 84% and 91% of Opsware’s net revenue, respectively. As of October 31, 2003, EDS accounted for 90% of Opsware’s accounts receivable balance. If Opsware’s relationship with EDS were to deteriorate, its business and results of operations would be adversely affected. In addition, if EDS’ financial position were to deteriorate, Opsware’s business and results of operations could be adversely affected.

Whether or not EDS continues to license Opsware’s software may depend, in large part, on its level of customer satisfaction. Opsware’s license and maintenance agreement with EDS is for an initial term of three years and Opsware cannot assure you that EDS will renew the license beyond three years or that, if EDS does renew the license, it will do so on the current terms. Opsware cannot assure you that EDS will be able to deploy its software successfully or in the time frames contemplated by the Opsware license agreement, each of which may affect their willingness to renew the license. If EDS does not renew the license, Opsware’s operating results will be adversely affected and this may negatively impact its reputation and its ability to license its Opsware software to customers more broadly.

The rates Opsware charges its customers for its Opsware System software may decline over time or Opsware may choose to amend those rates to better achieve its business objectives, which could reduce its revenue and affect its financial results.

As Opsware’s business model gains acceptance and attracts the attention of additional competitors, it may experience pressure to decrease the fees it charges for its Opsware System software, which could adversely affect its revenue and its gross margins. If Opsware is unable to sell its software at acceptable prices, or if it fails to offer additional products with sufficient profit margins, its revenue growth could slow, its margins may not improve and its business and financial results could suffer. In addition, Opsware may choose to amend existing customer contracts or enter into new contracts with existing customers, including its license and maintenance agreement with EDS, to better achieve its business objectives, and any such amendments or new contracts could affect the manner in which Opsware reports its results of operations as well as the historical accounting treatment for any such contracts.

Opsware must satisfy the criteria of revenue recognition in order to recognize the cash received from customers under its license agreements as revenue.

In order to recognize the cash received from Opsware’s customers under its license agreements as revenue, Opsware must demonstrate that the license arrangement satisfies the criteria for revenue recognition including that persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. If Opsware is unable to satisfy the criteria for revenue recognition, its operating results may suffer or may fluctuate significantly from period to period. In addition, the timing of its recognition of revenue will depend upon the mix of revenue that is recognized under the residual method, pursuant to SOP 97-2, under the percentage of completion or completed contract method of accounting, pursuant to SOP 81-1, under the ratable method, or in connection with multi-year licenses, as well as the timing of its establishment of vendor specific objective evidence of fair value for maintenance. If vendor specific objective evidence of fair value for maintenance is not established, both the license and maintenance revenue will be recognized ratably over the maintenance period. To date, the vast majority of Opsware’s revenue has been recognized ratably over the remaining maintenance period after deployment and completion of all elements of the arrangement because Opsware have not established vendor specific objective evidence of fair value. Given Opsware’s limited experience operating its Software Business, it cannot currently predict what the mix of its revenue will be in the next fiscal quarter.

As Opsware develops its software products and refocuses its operations, it may incur significant operating losses and negative cash flow, and it may never be profitable.

Opsware will be required to spend significant funds to continue developing its software products and refocus its operations, research and development and sales and marketing organizations to fit the needs of its Software Business. Opsware has incurred significant operating and net losses and negative cash flow in the past and has not achieved operating profitability. As of October 31, 2003, Opsware had an accumulated deficit of $461.9 million, which includes approximately $178.3 million related to non-cash deferred stock compensation and a non-cash deemed dividend on Series C preferred stock. Opsware expects to continue to experience operating losses for the foreseeable future.

To achieve operating profitability, Opsware will need to establish a customer base for its software. However, Opsware may not be able to increase its revenue or increase its operating efficiencies as planned. If Opsware’s revenue grows more slowly than it anticipates or if its operating expenses increase by more than it expects, its cash flow and operating results will suffer. Consequently, it is possible that Opsware will never achieve operating profitability. Even if Opsware does achieve positive cash flow or profitability in any one quarter, it may not sustain or increase positive cash flow or profitability on a quarterly or annual basis in the future.

In addition, any decision to restructure Opsware’s operations, to exit any activity or to eliminate any excess capacity could result in significant accounting charges. These restructuring charges could also result from future business combinations. Restructuring charges, individually or in aggregate, could create losses in future periods.

Future changes in accounting standards or Opsware’s interpretation of current standards, particularly changes affecting revenue recognition, could cause unexpected revenue fluctuations.

Future changes in accounting standards or Opsware’s interpretation of current standards, particularly those affecting revenue recognition, could require it to change its accounting policies. These changes could cause deferral of revenue recognized in current periods to subsequent periods or accelerate recognition of deferred revenue to current periods, each of which could impair Opsware’s ability to meet securities analysts’ and investors’ expectations, which could cause a decline in Opsware’s stock price.

If Opsware is required by law or elect to account for stock options under Opsware’s stock option plans as a compensation expense, its results of operations would be materially affected.

Opsware expects that it will be required to record compensation expense in connection with option grants in accordance with SFAS 123 that have an exercise price at or above fair market value, it is possible that future laws or regulations will require it to treat all stock options as a compensation expense or that it may elect to do so. If there is any such change in accounting regulations or if Opsware elects to account for options in this way, this could result in Opsware’s reporting increased operating expenses, which would decrease any reported net income or increase any reported net loss.

Opsware may engage in future acquisitions or investments, which may harm Opsware’s operating results.

From time to time Opsware may make acquisitions of or investments in other companies in an effort to increase Opsware’s customer base, broaden its product offerings and expand its technology platform. If Opsware fails to evaluate and to execute acquisitions or investments successfully, they may seriously harm its business. Opsware may not realize any benefit from any of the acquisitions, if it is unable to do the following:

•	effectively provide services to any newly acquired customers;

•	properly evaluate the technology acquired;

•	accurately forecast the financial impact of the transaction, including accounting charges and transaction expenses;

•	integrate and retain personnel;

•	combine potentially different corporate cultures; and

•	effectively integrate services and products as well as technology, sales, marketing and support operations.

If Opsware fails to do any of these, it may suffer losses, or its management may be distracted from its day-to-day operations. In addition, if Opsware conducts acquisitions using convertible debt or equity securities, existing stockholders will be diluted.

Opsware’s operating results may suffer if it fails to achieve expected benefits from strategic relationships.

Opsware has relied on in the past, and intend to continue to form in the future, strategic relationships with other technology companies in order to obtain a broader reach for its products and services. Opsware has entered into an agreement with BEA Systems, under which BEA agreed to refer prospects for the Opsware System to Opsware from BEA’s existing customer base. In addition, Opsware has developed Opsware Blade Edition to support Sun Microsystem’s blade server environments. Opsware has also entered into a software distribution license with Hewlett-Packard, under which Hewlett-Packard agreed to distribute the Opsware System software with its HP Utility Data Center solution and provide consulting and implementation services related to the Opsware System software. Furthermore, Opsware has entered into a software distribution license with NEC pursuant to which NEC will market, sell, and support its Opsware System software in Japan. Opsware cannot guarantee that any new customer relationships or revenue will result from these agreements. In fact, Opsware may not achieve any benefits from these relationships or similar relationships with other companies. In addition, in the event that Opsware’s strategic partners, including BEA, Hewlett-Packard, NEC, Sun or EDS, experience financial difficulties, Opsware may not be able to realize the expected benefits of these relationships.

Recent unfavorable economic conditions and reductions in information technology spending could limit Opsware’s ability to grow its business.

Opsware’s business and operating results are subject to the effects of changes in general economic conditions. There has been a rapid and severe downturn in the worldwide economy. Opsware expects this downturn to continue, but is uncertain as to its future severity and duration. In the future, fears of continued global recession, war and acts of terrorism may continue to impact global economies negatively. Opsware believes that these conditions, as well as the decline in worldwide economic conditions, have led to reduced IT spending. If these conditions worsen, demand for Opsware’s products may be reduced.

Opsware’s management is required to make forecasts with respect to economic trends and general business conditions in order to develop budgets, plan research and development strategies and perform a wide variety of general management functions. To the extent that Opsware’s forecasts are in error, its performance may suffer because of a failure to properly align its corporate strategy with economic conditions.

Sales efforts involving large enterprises involve lengthy sales and deployment cycles, which may cause Opsware’s financial results to suffer.

Opsware intends to focus Opsware’s sales efforts on enterprises, government agencies and service providers. Sales to these entities generally have a long sales cycle and the length of this sales cycle has increased in response to current economic conditions. The length of the average sales cycle could make it more difficult for Opsware to predict revenue and plan expenditures accordingly. The sales cycle associated with the purchase of Opsware’s products is subject to a number of significant risks over which Opsware has little or no control, including:

•	customers’ budgetary constraints and internal acceptance procedures;

•	Opsware’s lack of customer references due to its limited number of customers and limited experience operating its Software Business;

•	concerns about the introduction or announcement of its or Opsware’s competitors’ new products; and

•	potential downturns in the IT market and in economic conditions generally.

In addition, the time it takes to deploy Opsware’s software with these accounts may be longer than a non-enterprise customer, which may delay its ability to recognize revenue from sales to these accounts.

If Opsware does not develop its direct sales organization it will have difficulty acquiring and retaining customers.

Opsware’s products require a sophisticated sales effort targeted at a limited number of key people within its prospective customers’ organizations. Because the market for Opsware’s technology and services is new, many prospective customers are unfamiliar with the products it offers. As a result, Opsware’s sales effort requires highly trained sales personnel. Opsware may need to expand its sales organization in order to increase market awareness of its products to a greater number of organizations and, in turn, to generate increased revenue. Opsware is in the process of developing its direct sales force, and it may require additional qualified sales personnel. Competition for these individuals is intense, and Opsware may not be able to hire the type and number of sales personnel it needs. Moreover, even after Opsware hires these individuals, they require extensive training. If Opsware decides, but is unable, to expand its direct sales force and train new sales personnel as rapidly as necessary, it may not be able to increase market awareness and sales of its products, which may prevent it from growing its revenue and achieving and maintaining profitability.

If Opsware does not develop its distribution channels, it will have to rely more heavily on its direct sales force to develop its business, which could limit its ability to increase revenue and grow its business.

Opsware’s ability to sell its products will be impaired if it fails to develop its distribution channels. In addition to Opsware’s relationships with Hewlett-Packard and NEC, it intends to establish other indirect marketing channels to increase the number of customers licensing its products. Moreover, Opsware’s channel partners must market Opsware’s products effectively and be qualified to provide timely and cost-effective customer support and service, which requires it to provide proper training and technical support. If Opsware’s channel partners do not effectively market and sell Opsware’s products or choose to place greater emphasis on products of their own or those offered by Opsware’s competitors, Opsware’s ability to grow its business and sell its products may be negatively affected.

If Opsware does not develop and maintain productive relationships with systems integrators, its ability to deploy its software, generate sales leads and increase its revenue sources may be limited.

Opsware intends to develop and rely on additional relationships with a number of computing and systems integration firms to enhance its sales, support, service and marketing efforts, particularly with respect to the implementation and support of its products, as well as to help generate sales leads and assist in the sales process. Many such firms have similar, and often more established, relationships with its competitors. These systems integrators may not be able to provide the level and quality of service required to meet the needs of Opsware’s customers. If Opsware is unable to develop and maintain effective relationships with systems integrators, or if they fail to meet the needs of Opsware’s customers, Opsware’s business could be adversely affected.

The market for Opsware’s technology and services is competitive and Opsware may not have the resources required to compete effectively.

The market for Opsware’s technology is relatively new and therefore subject to rapid and significant change. While Opsware believes its technology is more comprehensive than and superior to that of its competitors, it cannot assure you of the success of its strategy going forward. Opsware’s competitors may succeed in developing technologies and products that are more effective than Opsware’s software, which could render its products obsolete and noncompetitive. Some of Opsware’s competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater brand recognition, international presence and more established relationships in the industry than it has. As a result, some of Opsware’s competitors may be able to develop and expand their technology offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, devote greater resources to the marketing and sale of their technology and adopt more aggressive pricing policies than it can. Some of Opsware’s competitors have lower priced offerings and offer point solutions that may be easier to sell and demonstrate to prospective customers. In addition, certain large competitors may be able to distribute their software products at minimal cost or free of charge to customers. Furthermore, the open source community may develop competing software products which could erode Opsware’s market share and force it to lower its prices. Opsware’s competitors include large software and systems companies as well as small, privately-held companies.

Because some of Opsware’s current competitors have pre-existing relationships with its current and potential customers, Opsware might not be able to achieve sufficient market penetration to achieve or sustain profitability. These existing relationships can also make it difficult for it to obtain additional customers due to the substantial investment that these potential customers might have already made based on Opsware’s competitors’ technology. Furthermore, Opsware’s competitors may be able to devote substantial resources aimed at preventing it from establishing or enhancing its customer relationships.

Opsware’s competitors and other companies may form strategic relationships with each other to compete with us. These relationships may take the form of strategic investments, joint-marketing agreements, licenses or other contractual arrangements, any of which may increase Opsware’s competitors’ ability to address customer needs with their product offerings. Opsware’s competitors may consolidate with one another or acquire other technology providers, enabling them to more effectively compete with us. This consolidation could affect prices and other competitive factors in ways that could impede Opsware’s ability to compete successfully and harm its business.

Because Opsware’s success depends on its proprietary technology, if third parties infringe its intellectual property or if Opsware is unable to rely upon the legal protections for its technology, it may be forced to expend significant resources enforcing its rights or suffer competitive injury.

Opsware’s success depends in large part on its proprietary technology. Opsware has a number of pending patent applications, and it currently relies on a combination of copyright, trademark, trade secret and other laws and restrictions on disclosure to protect its intellectual property rights. These legal protections afford only limited protection, and Opsware’s means of protecting its proprietary rights may not be adequate.

Opsware’s intellectual property may be subject to even greater risk in foreign jurisdictions, as the laws of many countries do not protect proprietary rights to the same extent as the laws of the United States. If Opsware cannot adequately protect its intellectual property, its competitive position may suffer.

Opsware may be required to spend significant resources to monitor and police its intellectual property rights. Opsware may not be able to detect infringement and may lose its competitive position in the market before it is able to ascertain any such infringement. In addition, competitors may design around its proprietary technology or develop competing technologies. Litigation may be necessary in the future to enforce Opsware’s intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in significant costs and diversion of resources, including the attention of senior management.

Other companies, including Opsware’s competitors, may obtain patents or other proprietary rights that could prevent, limit or interfere with its ability to make, use or sell its products. As a result, Opsware may be found to infringe on the proprietary rights of others. Intellectual property litigation or claims could force it to do one or more of the following:

•	engage in costly litigation and pay substantial damages;

•	stop licensing technologies that incorporate the challenged intellectual property;

•	terminate existing contracts with customers or with channel partners;

•	obtain a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all; and

•	redesign its technology and products, if feasible.

If Opsware is forced to take any of the foregoing actions, its business may be seriously harmed. In addition, any of these could have the effect of increasing Opsware’s costs and reducing its revenue. Opsware’s insurance may not cover potential claims of this type or may not be adequate to indemnify it for all liability that may be imposed.

Opsware’s business will suffer if Opsware does not enhance its products or introduce new products and upgrades to meet changing customer requirements.

The market for Opsware’s products and services is characterized by rapid technological change, uncertain product life cycles, changes in customer demands and evolving industry standards. Any delays in responding to these changes and developing and releasing enhanced or new products and upgrades could hinder Opsware’s ability to retain existing and obtain new customers. In particular, Opsware’s technology is designed to support a variety of hardware and software products that it believes to be proven and among the most widely used. Opsware cannot be certain, however, that present and future customers will continue to use these products. Even if they do, new versions of these products are likely to be released and Opsware will need to adapt Opsware’s technology to these new versions. Opsware must, therefore, constantly modify and enhance its technology to keep pace with changes made to its customers’ hardware and software configurations. If Opsware fails to promptly modify or enhance its technology in response to evolving customer needs and demands, fail to introduce new products and upgrades or fail to fully develop its new product offerings, its technology may not achieve widespread acceptance and could become obsolete, which would significantly harm its business.

As Opsware introduces new products or technologies into existing customer architectures, it may experience performance problems associated with incompatibility among different versions of hardware, software and networking products. To the extent that such problems occur, Opsware may face adverse publicity, loss of sales, and delay in market acceptance of its products or customer claims against us, any of which could harm its business.

In addition, implementation of Opsware’s products may be difficult, costly and time consuming. Customers could become dissatisfied with Opsware’s products if implementation requires more time, expense or personnel than they expected. Additionally, Opsware may be unable or choose not to bill its customers for the time and expenses incurred in connection with these implementation issues, which would adversely affect its operating results. As part of the implementation, Opsware’s products must integrate with many of its customers’ existing computer systems and software programs, which can also be time consuming and expensive and could lead to customer dissatisfaction and increased expenses.

The data center automation software market is relatively new, and Opsware’s business will suffer if the market does not develop as Opsware expects.

The market for Opsware’s products and services is relatively new and may not grow or be sustainable. Potential customers may choose not to purchase automation software from a third-party provider due to concerns about security, reliability, cost or system compatibility. It is possible that Opsware’s products may never achieve broad market acceptance. In addition, Opsware has not yet sold or deployed its software on the scale that is anticipated in the future. Opsware will incur operating expenses based to an extent on anticipated revenue trends that are difficult to predict given the recent emergence of the information technology automation software market. If this market does not develop, or develops more slowly than Opsware expects, it may not achieve significant market acceptance for its software, its rate of revenue growth may be constrained and its operating results may suffer.

Opsware relies on third-party software to develop and deliver its products to its customers, and the loss of access to this software could harm its business.

As part of Opsware’s normal operations in connection with the development and delivery of its software, Opsware licenses software from third-party commercial vendors. These products may not continue to be available on commercially reasonable terms, or at all. The loss of these products could result in delays in the sale  of Opsware’s software until equivalent technology, if available, is identified, procured and integrated, and these delays could result in lost revenue. Furthermore, to the extent that Opsware incorporates these products into its software and the vendors from whom it purchases these products increase their prices, its gross margins could be negatively impacted.

Defects in Opsware’s products or claims asserted against it could result in the loss of customers, a decrease in revenue, unexpected expenses, loss of competitive market share and liability claims.

Opsware’s products depend on complex software, both internally developed and licensed from third parties. Also, Opsware’s customers may use its products with other companies’ products that also contain complex software. If Opsware’s software does not meet performance requirements, its customer relationships will suffer. Complex software often contains errors and is susceptible to computer viruses. Any failure or poor performance of Opsware’s software or the third party software with which it is integrated could result in:

•	delayed or diminished market acceptance of its software products;

•	delays in product shipments;

•	unexpected expenses and diversion of resources to identify the source of errors or to correct errors;

•	damage to its reputation; and

•	liability claims.

Although Opsware’s agreements with customers contain provisions designed to limit its exposure to potential liability claims, these provisions may not be effective to the extent warranty exclusions or similar limitations of liability are unenforceable. In addition, the extent of these limitations may require negotiation. If any claim is made against Opsware, it may be required to expend significant cash resources in defense and settlement of the claim.

Opsware may require additional capital to fund its operations, and it may be unable to obtain additional financing.

Opsware believes that its current cash balances, including cash, cash equivalents and restricted cash, will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. However, if Opsware needs to raise additional capital in the future, it cannot be sure that it will be able to secure additional financing on acceptable terms, or at all. If Opsware’s licensing revenues do not meet its expectations, if Opsware encounters unforeseen expenses or if its business plan changes, it may require additional debt or equity financing after 12 months. If existing or potential customers perceive that Opsware’s cash balances are inadequate to support its operations, they may choose not to continue licensing its software.

Additionally, holders of any future debt instruments or preferred stock may have rights senior to those of the holders of Opsware’s common stock, and any future issuance of common stock would result in dilution of existing stockholders’ equity interests. Any debt financing Opsware raises could involve substantial restrictions on its ability to conduct its business and to take advantage of new opportunities. If Opsware is unable to obtain additional financing on acceptable terms or at all, its business and financial results may suffer.

Opsware’s revenue and operating results will be highly dependent upon its ability to provide high levels of customer satisfaction.

Opsware provides technical support to its customers pursuant to contracts that are renewable annually. Opsware’s customers’ willingness to renew their maintenance and support agreements will depend in large part on Opsware’s ability to provide high levels of customer service. If Opsware fails to provide the level of support demanded by its customers, these customers may not renew their maintenance and support agreements, which could have a material adverse impact on Opsware’s revenue and operating results.

If Opsware is unable to retain its executive officers and key technical personnel, it may not be able to successfully manage its business or achieve its objectives.

Opsware’s business and operations are substantially dependent on the performance of its key employees, all of whom are employed on an at-will basis. If Opsware loses the services of one or more of its executive officers or key technical employees, in particular, Marc L. Andreessen, its Chairman, Benjamin A. Horowitz, its President and Chief Executive Officer, or Timothy A. Howes, its Chief Technical Officer and Executive Vice President of Development, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with Opsware, it may not be able to successfully manage its business or achieve its business objectives.

Opsware’s business will suffer if it is unable to retain its highly qualified employees.

Opsware’s future success depends on its ability to retain its highly qualified technical, sales and managerial personnel. Opsware has completed several restructuring programs, which resulted in significant workforce reductions. As a result, employee morale may have been adversely affected, and it may be more difficult to retain its highly qualified employees or recruit new employees. Opsware’s failure to retain its qualified personnel could seriously disrupt its operations and increase its costs by forcing it to use more expensive outside consultants and by reducing the rate at which it can increase revenue. If Opsware’s customer base and revenue grow, it may need to hire additional qualified personnel. Competition for qualified personnel can be intense, and Opsware may not be able to attract, train, integrate or retain a sufficient number of qualified personnel if it need to do so in the future.

Important components of the compensation of Opsware’s personnel are stock options and restricted stock, which typically vest over a four-year period. Opsware may face significant challenges in retaining its employees if the value of its stock declines. To retain its employees, Opsware expects to continue to grant new options subject to vesting schedules, which will be dilutive to its stockholders. Some of Opsware’s employees hold options with exercise prices that are higher than the price at which its common stock is currently trading. If Opsware’s stock price does not increase in the future, it may need to exchange options for new options or restricted stock, issue new options or grant additional shares of stock to motivate and retain its employees. To the extent Opsware issues additional options or shares of restricted stock, existing stockholders will be diluted. Furthermore, potential changes in practices regarding accounting for stock options could result in significant accounting charges, which could raise Opsware’s costs and impair its ability to use stock options for compensation purposes.

Opsware is a defendant in an arbitration action brought by Qwest Communications Corporation and a cross defendant in an action brought by Knight Ridder Digital and these litigations could harm Opsware’s business whether or not determined adversely.

On July 31, 2002, Opsware received notice that Qwest Communications Corporation filed a demand for arbitration under the Commercial Arbitration Rules of the American Arbitration Association, claiming that Opsware has breached its amended and restated ethernet collocation internet access service agreement, amended and restated reseller agreement and confidentiality agreement it entered into with Qwest in fiscal 2002. Qwest is seeking monetary damages, title to certain items of equipment and declaratory relief. Under the amended and restated ethernet collocation internet access service agreement Opsware received a $7.5 million non-refundable prepayment from Qwest in fiscal 2002 in consideration for providing services in connection with the provisioning and maintaining of three of Qwest’s data centers. The prepayment received from Qwest was originally included in deferred revenue and the residual balance as of October 31, 2003 has since been reclassified to accrued data center facility costs. Opsware believes that it has not breached any of the agreements and will defend ourselves vigorously. However, the outcome of arbitration is inherently uncertain and there can be no assurance that Opsware will not be materially affected. In addition, Opsware anticipates that it will incur ongoing expenses in connection with this arbitration.

On March 7, 2003, EDS filed suit against Knight Ridder Digital, a former customer of Opsware that was transferred to EDS as part of the sale of the Managed Services Business. On March 24, 2003, Opsware received notice that Knight Ridder Digital filed a cross complaint against both EDS and Opsware in the Superior Court of California, County of Santa Clara, alleging in part that Opsware breached its customer service agreement with Knight Ridder Digital by assigning the agreement to EDS. The cross complaint seeks an unspecified amount of damages and asks for certain equitable relief. Opsware believes that it has not breached the customer service agreement and will defend itself vigorously. On March 31, 2003, Opsware filed a cross complaint against Knight Ridder Digital alleging theft of trade secrets and breach of contract, among other claims, and it joined in EDS’s then-pending motion for a preliminary injunction. On April 10, 2003, Opsware entered into a Stipulation and Order with EDS and Knight Ridder Digital limiting Knight Ridder Digital’s use of certain of Opsware’s intellectual property. The outcome of litigation is inherently uncertain, and there can be no assurance that Opsware will not be materially affected. Opsware anticipate that it will incur ongoing litigation expenses in connection with this litigation and believe that EDS is obligated to indemnify it for some or all of these expenses pursuant to the terms of the asset purchase agreement.

In the future, Opsware may be subject to other lawsuits. Any litigation, even if not successful against us, could result in substantial costs and divert management’s attention and other resources away from the operation of its business.

Insiders have substantial control over Opsware and this could delay or prevent a change in control and could negatively affect your investment.

As of November 30, 2003, Opsware’s officers and directors and their affiliates beneficially own, in the aggregate, approximately 43.4% of its outstanding common stock. These stockholders are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over Opsware and could affect the market price of its common stock. In addition, the interests of certain large stockholders may not always coincide with Opsware’s interests or the interests of other stockholders, and, accordingly, these stockholders could cause it to enter into transactions or agreements that Opsware would not otherwise consider.

Opsware has implemented anti-takeover provisions that could make it more difficult to be acquired.

Opsware’s certificate of incorporation, its bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire it without the consent of its board of directors, even if doing so would be beneficial to its stockholders. These provisions include:

•	classifying its board of directors into three groups so that the directors in each group will serve staggered three-year terms, which would make it difficult for a potential acquirer to gain immediate control of its board of directors;

•	authorizing the issuance of shares of undesignated preferred stock without a vote of stockholders;

•	prohibiting stockholder action by written consent; and

•	limitations on stockholders’ ability to call special stockholder meetings.

Risks Related to Tangram’s Business

References in this “Risks Related to Tangram’s Business” section to “we,” “us,” “our” and similar expressions refer to Tangram Enterprise Solutions, Inc. prior to the proposed merger with Opsware.

If the market for information technology asset management, or ITAM, software does not continue to develop as we anticipate, the demand for our products might be adversely affected.

As their needs have become more complex, many companies have been addressing their ITAM needs for systems and applications internally and only recently have become aware of the benefits of third-party software products such as ours. Our future financial performance will depend in large part on the continued growth in the number of businesses adopting third-party ITAM software products and their deployment of these products on an enterprise-wide basis.

We have a history of losses and negative cash flow from operations and cannot assure that we will be profitable in the future on an operating basis or otherwise.

We have incurred substantial losses in recent years, and predicting our future operating results is difficult. In the past, we have funded our operations through borrowings under the credit facility with Safeguard and from cash generated from operations. Although operating activities may provide cash in certain periods, we anticipate that our operating and investing activities may use additional cash. If we continue to incur losses and consume cash, if our revenues decline, or if our expenses increase without commensurate increases in revenues, our operating results will suffer and the price of our common stock may fall. The recent trend of operating losses and inconsistent revenue levels may require us to obtain additional equity or debt financing. Additionally, Safeguard’s notification of its intentions not to renew the Revolving Note upon its expiration on February 13, 2004 will likely require us to seek a replacement source of operating capital. However, we have no present understanding, commitment, or agreement with respect to any such transaction. Accordingly, there can be no assurance that we will have access to adequate debt or equity financing or that, if available, it will be under terms and conditions satisfactory to us or that will not be dilutive.

Recent unfavorable economic conditions and reductions in IT spending could limit our ability to grow our business. Our business and operating results are subject to the effects of changes in general economic conditions.

The significant downturn in the U.S. and worldwide economies during the past 18 months has negatively affected our revenues and operations. As companies experience economic downturns, they often delay or cease spending on capital assets and IT infrastructure (including software and related services). We expect this economic downturn to continue, but are uncertain as to its future severity and duration. In the future, fears of global recession, war and acts of terrorism may continue to impact global economies negatively. We believe that these conditions, as well as the decline in worldwide economic conditions, have led our current and potential customers to reduce their IT spending. If these conditions worsen, demand for our products and services may be further reduced as a result of continued decreased spending on IT products such as ours.

We are controlled by Safeguard Scientifics, Inc.

Safeguard Scientifics, Inc. beneficially owns approximately 51% of our outstanding common stock and 3,000 shares of our Series F convertible preferred stock. The 3,000 shares of Series F convertible preferred stock are convertible at any time at the option of the holder into 1,500,000 shares of common stock, subject to anti-dilution adjustments. Safeguard is entitled to one vote for each share of common stock into which the Series F convertible preferred stock may be converted and may vote on all matters submitted to a vote of the holders of common stock. Therefore, Safeguard controls approximately 58% of the Company’s outstanding voting shares. Further Safeguard, voting as a separate class, must approve certain material matters such as the authorization or issuance of capital stock ranking senior to or on a parity with the Series F convertible preferred stock, any material change in the nature of Tangram’s business, the redemption of any capital stock, any liquidation or dissolution of Tangram, any sale of all or substantially all of Tangram’s assets, any merger or other acquisition of Tangram, the incurrence of material debt or the amendment of Tangram’s articles or bylaws. As a result, Safeguard has the ability to control the election of Tangram’s board of directors and the outcome of all other matters submitted to our shareholders. In addition, Safeguard’s influence may either deter any acquisition of Tangram or our ability to acquire another entity, and its significant ownership position reduces the public float for our common stock. Consequently, this influence and significant ownership could adversely affect the market price and liquidity of our common stock.

We face strong competitors that have greater market share than we do and pre-existing relationships with our potential customers, and if we are unable to compete effectively, we might not be able to achieve sufficient market penetration to achieve or sustain profitability.

The market for our products is intensely competitive and diverse, and the technologies for our products can change rapidly. New products are introduced frequently and existing products are continually enhanced. Historically, we have encountered competition from a number of sources, including system management and infrastructure management companies. Vendors of system management software and infrastructure management offerings continue to enhance their products to include functionality that was provided by asset tracking and low-end discovery tool software. Even though the asset tracking functionality provided as standard features of asset management and infrastructure management software is more limited than that of our Asset Insight products, there can be no assurance that a significant number of potential customers would not elect to accept such functionality in lieu of purchasing additional software. While we believe we maintain a strong competitive advantage in functionality and features, this emergence of asset management software and infrastructure management offerings is having the effect of extending our sales cycle, as well as creating pressure on us to reduce prices for our Asset Insight product line.

Competitors vary in size and in the scope and breadth of software and services offered. There are many vendors in the infrastructure management market, which includes asset tracking and asset management. This has created confusion and overlap among vendors, such as Peregrine, Altiris, MRO/MainControl, Computer Associates, and Tally. Additionally, systems management suites provide auto-discovery features that overlap with our offerings. These vendors include Microsoft’s SMS, Hewlett-Packard’s OpenView, and Computer Associates’ Unicenter. In the mid-sized asset tracking market, Asset Insight express competes with low-end discovery tools, such as Blue Ocean’s TrackIT. We also face competition from numerous start-up and other entrepreneurial companies offering products that compete with the functionality offered by one or more of our asset management products and the internal information technology departments of those companies with asset management needs.

If we cannot compete effectively in our markets by offering products that are comparable in functionality, ease of use, and price to those of our competitors, our revenues will decrease, and our operating results will be adversely affected. Many of our current and potential competitors have substantially greater financial, technical, marketing, and other resources than we have. As a result, they may be able to devote greater resources than we can to the development, promotion, and sale of their products and may be able to respond more quickly to new or emerging technologies and changes in customer needs.

Additional competition from new entrepreneurial companies or established companies entering our markets could have an adverse effect on our business, revenues, and operating results. In addition, alliances among companies that are not currently direct competitors could create new competitors with substantial market presence. Because few barriers to entry exist in the software industry, we anticipate additional competition from new and established companies, as well as business alliances. We expect that the software industry will continue to consolidate. In particular, we expect that large software companies will continue to acquire or establish alliances with our smaller competitors, thereby increasing the resources available to these competitors. These new competitors or alliances could rapidly gain significant market share at our expense.

The market addressed by our ITAM product suite is in turmoil, and a significant new competitor may emerge.

Our Asset Insight and Enterprise Insight products are targeted at the ITAM market. In the past, Peregrine Systems, Inc. had the biggest single share of this market. In September 2002, Peregrine filed for bankruptcy protection. As a result of Peregrine’s bankruptcy, some prospective Asset Insight and Enterprise Insight customers questioned the validity of the ITAM market, and some have adopted a “wait and see” position towards purchasing products in this market. Peregrine emerged from bankruptcy in August 2003. Although it is too early to determine if Peregrine has successfully streamlined operations, without the burden of its pre-bankruptcy liabilities, we may be competing against a stronger competitor. There is considerable uncertainty about the future of Peregrine’s IT asset-related business, and the prospects for the IT asset management market. If the ITAM market or Peregrine’s emergence from bankruptcy has an adverse effect on our sales, there could be an adverse impact on our business and results of operations.

If we do not respond adequately to our industry’s evolving technology standards, or do not continually develop products that meet the complex and evolving needs of our customers, sales of our products may decrease.

As a result of rapid technological change in our industry, our competitive position in existing markets, or in markets we may enter in the future, can be eroded rapidly by product advances and technological changes. As the market evolves and competitive pressures increase, we believe that we will need to further expand our product offerings and further improve the integration between our asset tracking and asset repository solutions. We may be unable to improve the performance and features of our products as necessary to respond to these developments. In addition, the lifecycles of our products are difficult to estimate. Our growth and future financial performance depend in part on our ability to improve existing products and develop and introduce new products that keep pace with technological advances, meet changing customer needs, and respond to competitive products. Our product development efforts will continue to require substantial investments. In addition, competitive or technological developments may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments.

If we are unable to expand our business internationally, our business, revenues, and operating results could be harmed.

In order to grow our business, increase our revenues, and improve our operating results, we believe we must continue to expand internationally. We have expanded our European and Pacific Rim sales initiatives by establishing agreements with seven distributors that are marketing our Asset Insight and Enterprise Insight solutions in the United Kingdom, Germany, Ireland, Scandinavia, Switzerland, Italy, Portugal, the Benelux countries, Spain, Hong Kong, and Singapore. We carefully select distributors that share our customer-centric philosophy and are committed to selling Tangram’s solutions as their exclusive ITAM offerings. If we expend substantial resources while pursuing an international strategy and we are not successful, our revenues will fall short of our expectations, and our operating results will suffer. International expansion will require significant management attention and financial resources, and we may not be successful in expanding our international operations. Additionally, we have limited experience in developing local language versions of our products or in marketing our products to international customers. We may not be able to successfully translate, market, sell, and deliver our products internationally.

If we cannot attract and retain qualified sales and marketing personnel, software developers, and customer service personnel, we will not be able to sell and support our products.

Competition for qualified employees has been intense, particularly in the technology industry, and we have in the past experienced difficulty recruiting qualified employees. If we are not successful in attracting and retaining qualified sales and marketing personnel, software developers, and customer service personnel, our revenue growth rates could decrease, or our revenues could decline, and our operating results could be materially harmed. Our products and services require a sophisticated selling effort targeted at several key people within a prospective customer’s organization. This process requires the efforts of experienced sales personnel, as well as specialized consulting professionals. In addition, the complexity of our products, and issues associated with installing and maintaining them, require highly-trained customer service and support personnel. We intend to hire these personnel in the future and train them in the use of our products. We believe our success will depend in large part on our ability to attract and retain these key employees.

Product development delays could harm our competitive position and reduce our revenues.

If we experience significant product development delays, our position in the market would be harmed and our revenues could be substantially reduced, which would adversely affect our operating results. We have experienced product development delays in the past and may experience delays in the future. Delays may occur for many reasons, including an inability to hire a sufficient number of developers, discovery of software bugs and errors, or a failure of our current or future products to conform to industry requirements.

If our existing customers do not purchase additional licenses or renew post-contract customer support services, our sources of revenue might be limited to new customers and our ability to grow our business might be impaired.

Historically, we have derived, and expect to continue to derive, a significant portion of our total revenue from existing customers who purchase additional products and renew post-contract customer support services (“PCS”). New licenses and products to existing customers represented 38% of our revenue in 2001 and 73% of our revenue in 2002 and 72% in the first nine months of 2003. If our customers do not purchase additional products or renew PCS, our ability to increase or maintain revenue levels could be limited. A number of our current customers initially license a limited number of our products for use in a division of their enterprises. We actively market to these customers to have them license additional products from us and increase their use of our products on an enterprise-wide basis. Our customers may not license additional products and may not expand their use of our products throughout their enterprises. In addition, as we deploy new versions of our products or introduce new products, our current customers may not require or desire the functionality of our new products and may not ultimately license these products.

We also depend on our installed customer base for future revenue from PCS renewal fees. The terms of our standard license arrangements provide for a one-time license fee and the purchase of one year of PCS. PCS is renewable annually at the option of our customers and there are no minimum payment obligations or obligations to license additional software. PCS renewals have accounted for a significant portion of our revenue; however, there can be no assurance that we will be able to sustain current renewal rates in the future. Substantial cancellations of PCS agreements, or a failure of a substantial number of customers to renew these contracts, would reduce our revenues and harm our operating results.

Our revenues vary significantly from quarter to quarter for numerous reasons beyond our control. Quarter to quarter variations could result in a substantial decrease in our stock price if our revenues or operating results are less than the expectations of our investors.

Our revenues or operating results in a given quarter could be substantially less than anticipated by our investors, which could result in a substantial decline in our stock price. In addition, quarter to quarter variations could create uncertainty about the direction or progress of our business, which could also result in a decline in the price of our common stock. Our revenues and operating results will vary from quarter to quarter for many reasons, many of which are beyond our control, including:

•	changes in demand for our products;

•	the size, timing and contractual terms of orders for our products;

•	any downturn in our customers and potential customers’ businesses, the domestic economy or international economies where our customers and potential customers do business;

•	the timing of product releases or upgrades by us or by our competitors; and

•	changes in the mix of revenue attributable to higher-margin software products as opposed to substantially lower-margin services.

As a result, our quarterly revenues and operating results are not predictable with any significant degree of accuracy.

Our quarterly revenue and revenue growth are increasingly dependent on a small number of large license transactions.

Our revenues in a given quarter could be adversely affected if we are unable to complete one or more large license agreements, if the completion of a large license agreement is delayed, or if the contract terms were to prevent us from recognizing revenue during that quarter. Historically, we have been dependent on closing large Asset Insight product sales in a given quarter. We expect our reliance on these large transactions to continue for the foreseeable future. If we are unable to complete a large license transaction by the end of a particular quarter, our revenues and operating results could be materially below the expectations of our investors, and our stock price could fall. In particular, our dependence on a few relatively large license transactions could have a material adverse effect on our quarterly revenues or revenue growth rates as prospects may reduce their capital investments in technology in response to slowing economic growth, budget constraints, or other factors.

In addition, when negotiating large software licenses, many customers postpone their negotiations until quarter-end in an effort to improve their ability to obtain more favorable pricing terms. As a result, we recognize a substantial portion of our revenues in the last month or weeks of a quarter, and license revenues in a given quarter depend substantially on orders booked during the last month or weeks of a quarter.

Many of our channel partners experienced internal management and financial performance problems that impacted their ability to resell our product. In response, we have shifted from an exclusively indirect sales channel to a predominantly direct sales organization.

Our ability to sell our products into new markets and to increase our penetration into existing markets will be impaired if we fail to expand our distribution channels and sales force. Our products and services require a sophisticated selling effort targeted at several key people within a prospective customer’s organization. This process requires the efforts of experienced sales personnel, as well as specialized consulting professionals. In addition, the complexity of our products, and issues associated with installing and maintaining them, require highly-trained customer service and support personnel. We are in the process of transitioning and expanding our direct sales force to complement our marketing arrangements with our channel partners and distributors. Our direct sales force has limited experience selling and delivering our phased asset management solutions. If we are unable to successfully train our direct sales force or hire these personnel in the future and train them in the use of our products, our business, operating results, and financial conditions could be harmed.

A key part of our solution will be the delivery of expert asset management services. If we are unable to meet customers’ service requests with internal resources (due to limited capacity or business expertise), we will partner with our resellers and other third-party service providers for additional support. There can be no assurance that we will be able to effectively implement this new sales focus on providing consulting services. Our failure to implement solutions that address customers’ requirements and provide timely and cost-effective customer support and service could have a material adverse effect on our business, operating results, and financial condition.

We may be unable to expand our business and increase our revenues if we are unable to expand our distribution channels.

If we are unable to expand our distribution channels effectively, our business, revenues, and operating results could be harmed. In particular, we will need to expand our direct sales force and establish relationships with additional system integrators, resellers and other third-party channel partners who market and sell our products. If we cannot establish these relationships, or if our channel partners are unable to market our products effectively or provide cost-effective customer support and service, our business, revenues, and operating results could be harmed. Even where we are successful in establishing a new third-party relationship, our agreement with the third-party may not be exclusive. As a result, our partners may carry competing product lines.

Seasonal trends in sales of our software products may result in periodic reductions in our revenues and impairment of our operating results.

Seasonality in our business could result in our revenues in a given period being inconsistent. Seasonality could also result in quarter to quarter decreases in our revenues. In either of these events, seasonality could have an adverse impact on our results of operations. Historically, our revenues and operating results in our third and fourth quarters have tended to benefit, relative to our first and second quarters, from purchase decisions made by the large concentration of our customers with calendar year-end budgeting requirements. Our first and second quarters tend to produce the lowest revenues. Notwithstanding these seasonal factors, other factors, including those identified in this section, could still result in reduced revenues or operating results in our third and fourth quarters. Historical patterns may change over time. As our international operations expand, we may experience variability in demand associated with seasonal buying patterns in these foreign markets different from those in the United States.

Our quarterly revenues and revenue growth rates could be affected by the new products that we announce or that our competitors announce.

Announcements of new products or releases by us or our competitors could cause customers to delay purchases pending the introduction of the new product or release. In addition, announcements by us or our competitors concerning pricing policies could have an adverse effect on our revenues in a given quarter.

Our products and service offerings have different margins, and changes in our revenue mix could have an adverse effect on our operating results.

Changes in our revenue mix could adversely affect our operating results because some products and service offerings provide higher margins than others. For example, margins on software licenses tend to be higher than margins on maintenance and services. Additionally, we have utilized both inside and outside professional services consultants trained in the deployment of Asset Insight to deliver our implementation services. The outside consultants who are subcontractors generally cost significantly more than the consultants employed directly by us. Our gross profit can fluctuate based upon the mix of use of consultants who are subcontractors versus consultants employed directly by us.

The long sales cycle for our products may cause substantial fluctuations in our revenues and operating results.

Delays in customer orders could result in our revenues being substantially below the expectations of our investors. The sales cycle for our products typically takes six to nine months to complete, and we may experience delays that further extend this period. The length of the sales cycle may vary depending on factors over which we have little or no control, such as the size of the transaction, the internal activities of potential customers, and the level of competition that we encounter in selling the products. Our customers’ planning and purchasing decisions involve a significant commitment of resources and a lengthy evaluation and product qualification process. As a result, we may incur substantial sales and marketing expenses during a particular period in an effort to obtain orders. If we are unsuccessful in generating offsetting revenues during that period, our revenues and earnings could be substantially reduced, or we could experience a large loss. During the sales cycle, we typically provide a significant level of education to prospective customers regarding the use and benefits of our products. Any delay in the sales cycle of a large license or a number of smaller licenses could have an adverse effect on our operating results and financial condition.

Conducting business internationally poses risks that could affect our financial results.

Even if we are successful in expanding our operations internationally, conducting business outside North America poses many risks that could adversely affect our operating results. In particular, we may experience gains and losses resulting from fluctuations in currency exchange rates, for which hedging activities may not adequately protect us. To date, the majority of our international revenue has been denominated in United States currency; therefore, we have not experienced any significant currency fluctuations. During the nine-month period ended September 30, 2003, approximately 2.1% of the U.S. dollar value of our invoices was denominated in currencies other than the United States dollar. During the year ended December 31, 2002, approximately 1.9% of the U.S. dollar value of our invoices were denominated in currencies other than the United States dollar. Accordingly, we have minimal exposure to adverse movements in foreign currency exchange rates. However, future exchange rate risks can have an adverse effect on our ability to sell our products in foreign markets. Since we sell our products in U.S. dollars, our sales could be adversely affected by declines in foreign currencies relative to the dollar, thereby making our products more expensive in local currencies. If we are to sell our products in local currencies, we could be competitively unable to change our prices to reflect exchange rate changes. Additional risks we face in conducting business internationally include longer payment cycles, difficulties in staffing and managing international operations, problems in collecting accounts receivable, and the adverse effects of tariffs, duties, price controls, or other restrictions that impair trade.

Our future revenues and operating results may be adversely affected if the software application market continues to evolve toward a subscription-based model, which may prove less profitable for us.

We expect our revenue growth rates and operating results to be adversely affected as customers move to a subscription-based application service provider model. Historically, we have sold our asset management solutions on a perpetual license basis in exchange for an up-front license fee. Businesses are increasingly attempting to reduce their up-front capital expenditures by purchasing software applications under a hosted subscription service model. Under the hosted model, the customer subscribes to use an application from the software provider. The application is generally hosted on a server managed by the software provider or a third-party hosting service. Under the subscription revenue model, revenue is recognized ratably over the term of a subscription. As a result, our rate of revenue growth under a subscription model will be less than under a license model. In addition, the price of our services will be fixed at the time of entering into the subscription agreement. If we are unable to adequately predict the costs associated with maintaining and servicing a customer’s subscription, then the periodic expenses associated with a subscription may exceed the revenues we recognize for the subscription in the same period, which would adversely affect our operating results.

If the asset management market evolves toward a subscription-based model and if an increasing number of our future customers demand a subscription-based solution, or if we are not successful in implementing a subscription-based revenue model, or if market analysts or investors do not believe that the model is attractive relative to our traditional license model, our business could be impaired, and our stock price could decline.

Errors or other software bugs in our products could result in significant expenditures to correct the errors or bugs, potentially resulting in our inability to deliver product, and could result in product liability claims.

Software products as complex as those we offer may contain errors that may be detected at any point in a product’s lifecycle. While we continually test our products for errors and work with customers through our customer support services to identify and correct bugs, errors in our products may be found in the future even after our products have been commercially introduced. Testing for errors is complicated in part because it is difficult to simulate the complex, distributed computing environments in which our customers use our products, as well as because of the increased functionality of our product offerings. We have experienced errors in the past that resulted in delays in product shipment and increased costs. There can be no assurance that, despite our testing, errors will not be found. If we were required to expend significant amounts to correct software bugs or errors, our revenues could be harmed as a result of an inability to deliver the product, and our operating results could be impaired as we incur additional costs without offsetting revenues. Such errors may result in loss of, or delay in, market acceptance and sales, diversion of development resources, injury to our reputation, or increased service and warranty costs, any of which could have a material adverse effect on our business, results of operations, and financial condition.

If we were held liable for damages incurred as a result of our products, our operating results could be significantly impaired. Our license agreements with our customers typically contain provisions designed to limit exposure to potential product liability claims. These limitations, however, may not be effective under the laws of some jurisdictions. Although we have not experienced any product liability losses to date, the sale and support of our products entails the risks of these claims.

We may experience integration or other problems with future acquisitions, which could have an adverse effect on our business or results of operations. New acquisitions could dilute the interests of existing shareholders, and the announcement of new acquisitions could result in a decline in the price of our common stock.

As part of our business strategy, we may find it desirable in the future to make acquisitions of, or significant investments in, businesses that offer complementary products, services and technologies. We may also make acquisitions of, or investments in, businesses that we believe could expand our distribution channels. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully or finance the acquisition. If we consummate one or more significant acquisitions in which the consideration consists of stock or other securities, shareholder ownership percentages in Tangram could be significantly diluted. In addition, we may be required to write off or amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which could materially impair our operating results and financial condition. Any future acquisition or substantial investment would present numerous risks. The following are examples of these risks:

•	difficulties in assimilating the technology, operations, or personnel of the acquired businesses into ours;

•	potential disruption of our ongoing business;

•	difficulty in realizing the potential financial or strategic benefits of the transaction;

•	problems in maintaining uniform standards, controls, procedures, and policies;

•	impairment of our relationships with our employees and clients as a result of any integration of new businesses and management personnel; and

•	the diversion of our management’s attention.

Our business could be harmed if we lose the services of one or more members of our senior management team.

The loss of the services of one or more of our executive officers or key employees, or the decision of one or more of these individuals to join a competitor, could adversely affect our business and harm our operating results and financial condition. Our success depends to a significant extent on the continued service of our senior management and other key sales, consulting, technical, and marketing personnel.

We could be competitively disadvantaged if we are unable to protect our intellectual property.

If we fail to adequately protect our proprietary rights, competitors could offer similar products relying on technologies we developed, potentially harming our competitive position and decreasing our revenues. We attempt to protect our intellectual property rights by limiting access to the distribution of our software, documentation, and other proprietary information and by relying on a combination of copyright, trademark, and trade secret laws. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors, and strategic partners.

Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. Policing unauthorized use of software is difficult, and some foreign laws do not protect proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others, any of which could adversely affect our revenues and operating results.

If we become involved in an intellectual property dispute, we may incur significant expenses or may be required to cease selling our products, which would substantially impair our revenues and operating results.

In recent years, there has been significant litigation in the United States involving intellectual property rights, including rights of companies in the software industry. Intellectual property claims against us, and any resulting lawsuit, may result in our incurring significant expenses and could subject us to significant liability for damages and invalidate what we currently believe are our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and could divert management’s time and attention. Any potential intellectual property litigation against us could also force us to do one or more of the following:

•	cease selling or using products or services that incorporate the infringed intellectual property;

•	obtain from the holder of the infringed intellectual property a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all; or

•	redesign those products or services that incorporate the disputed technology, which could result in substantial unanticipated development expenses.

If we are subject to a successful claim of infringement and we fail to develop non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, our revenues could decline or our expenses could increase.

We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could also result in significant expense and the diversion of technical and management personnel’s attention.

Our stock price has been and is likely to continue to be highly volatile, which may make our common stock difficult to resell at attractive times and prices.

The trading price of our common stock has been and is likely to remain highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations;

•	new products or services offered by us or our competitors;

•	conditions or trends in the software industry generally or specifically in the markets for asset management enterprise solutions;

•	changes in the economic performance and/or market valuations of our competitors and the software industry in general;

•	announcements by us or our competitors of significant contracts, changes in pricing policies, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	adoption of industry standards and the inclusion of our technology in, or compatibility of our technology with, the standards;

•	adverse or unfavorable publicity regarding us or our products;

•	our loss of a major customer;

•	additions or departures of key personnel;

•	sales of our common stock in the public market; and

•	other events or factors that may be beyond our control.

In addition, the markets for securities of technology and software companies have experienced extreme price and volume volatility and a significant cumulative decline in recent months. This volatility has affected many companies irrespective of, or disproportionately to, the operating performance of these companies. These industry factors can materially and adversely affect the market price of our common stock, regardless of our actual operating performance.

We risk liability from potential product liability claims that our insurance may not cover, which could materially adversely affect our business, financial condition, and results of operations.

In testing, manufacturing, and marketing our products, we risk liability from the failure of the products to perform as we expect. Although we currently have product liability insurance and seek to obtain indemnification from licensees of the products, obtaining additional insurance or indemnification may be inadequate, unobtainable, or prohibitively expensive. We must renew our policies each year. We may not be able to renew our current policies or obtain additional insurance in the future on acceptable terms or at all. Our inability to obtain sufficient insurance coverage on reasonable terms, or otherwise protect ourselves against potential product liability claims in excess of our insurance, could materially adversely affect our business, financial condition, and results of operations.

Future changes in accounting standards, particularly changes affecting revenue recognition, could cause unexpected revenue fluctuations.

Future changes in accounting standards, particularly those affecting revenue recognition, could require us to change our accounting policies. These changes could cause deferment of revenue recognized in current periods to subsequent periods or accelerate recognition of deferred revenue to current periods, each of which could cause shortfalls in meeting investors’ expectations. Any of these shortfalls could cause a decline in our stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This proxy statement/prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “seeks,” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, or expected strategic benefits, advantages and other effects of the merger identify forward-looking statements. In particular, statements that involve risk and uncertainties regarding the expected strategic benefits, objectives, advantages, expectations and intentions and other effects of the merger described in sections such as “The Merger—Opsware’s Reasons for the Merger,” and “The Merger—Tangram’s Reasons for the Merger” and elsewhere in this document are forward-looking statements. These forward-looking statements include:

•	projections of earnings, revenues, synergies and other financial items;

•	statements of strategies and objectives for future operations;

•	expectations regarding the completion of the merger and statements regarding future acquisitions;

•	statements regarding integration plans;

•	statements concerning proposed services or developments;

•	statements regarding future economic conditions, performance or business prospects;

•	statements of belief; and

•	statements of assumptions underlying any of the foregoing.

All forward-looking statements are present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The risks related to the merger and to Opsware’s business after the merger discussed under “Risk Factors” of this proxy statement/prospectus, among others, could cause actual results to differ materially from those described in the forward-looking statements. Neither Opsware nor Tangram make any representation as to whether any projected or estimated information or results contained in any forward-looking statements will be obtained or achieved. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of the document incorporated by reference in this proxy statement/prospectus. Neither Opsware nor Tangram is under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the annual reports on Form 10-K and the quarterly reports on Form 10-Q that Opsware and Tangram have filed with the Securities and Exchange Commission.

SPECIAL MEETING OF TANGRAM SHAREHOLDERS

Tangram is furnishing this proxy statement/prospectus to you in order to provide you with important information regarding the matters to be considered at the special meeting of the Tangram shareholders and the other matters that are properly before the special meeting of shareholders and at any adjournment or postponement of the special meeting.

Date, Time and Place of the Special Meeting

A special meeting will be held on February 20, 2004 at 10:00 a.m. Eastern Time, at the law offices of Stevens & Lee, 620 Freedom Business Center, Suite 200, King of Prussia, Pennsylvania 19406.

Matters to be Considered at the Special Meeting

At the special meeting, the holders of the Tangram common stock and Series F convertible preferred stock will consider and vote on the approval of the merger agreement, and any other matters that may properly be brought before the special meeting and any adjournments or postponements of that meeting. This proxy statement/prospectus is first being mailed to the holders of Tangram common stock and Series F convertible preferred stock on or about January 22, 2004 and is accompanied by a proxy card furnished in connection with the solicitation of proxies by the Tangram board of directors for use at the special meeting.

The board of directors of Tangram has approved the merger agreement and recommends a vote FOR the proposal to approve that agreement.

Record Date; Shareholders Entitled to Vote

The board of directors of Tangram has fixed the close of business on January 15, 2004 as the record date for determining the holders of Tangram common stock and Series F convertible preferred stock entitled to receive notice of and to vote at the special meeting. Only holders of record of Tangram common stock and Series F convertible preferred stock at the close of business on that date will be entitled to vote at the special meeting or at any adjournment or postponement of that meeting.

At the special meeting, the Tangram Series F convertible preferred stock will vote separately as a class and the Tangram common stock and Series F preferred stock (on an as-converted to common stock basis) will vote together as a class. At the close of business on the record date, there were 19,799,161 shares of Tangram common stock issued and outstanding and entitled to vote at the special meeting. Each share of Tangram common stock will be entitled to one vote upon each matter properly submitted at the special meeting or at any adjournment or postponement of that meeting. At the close of business on the record date, there were 3,000 shares of Tangram Series F convertible preferred stock issued and outstanding and entitled to vote at the meeting. Each share of Tangram Series F convertible preferred stock (on an as-converted to common stock basis) will be entitled to 500 votes upon each matter properly submitted at the special meeting or at any adjournment or postponement of that meeting. There are no other shares of Tangram preferred stock issued or outstanding.

Voting and Revocation of Proxies

The presence, in person or by proxy, of the holders of at least a majority of the total number of shares of Tangram common stock and preferred stock entitled to vote is necessary to constitute a quorum at the special meeting. Votes cast by proxy or in person at the special meeting will be tabulated by the election inspectors appointed for the special meeting who will determine whether or not a quorum is present.

All properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated on the proxies, such shares will be voted FOR the proposal to approve the merger agreement. The board of directors of Tangram is not aware of any matters other than as described in the Notice of Special Meeting that are to come before the special meeting. If any other matter or matters are properly presented for action before the special meeting, the persons named in the enclosed form of proxy will have discretion to vote on such matter in accordance with their best judgment, unless such authorization is withheld.

You may revoke your proxy at any time before it is voted at the special meeting by filing a written notice of revocation with the Secretary of Tangram, by delivering to Tangram a duly executed proxy bearing a later date, or by attending the special meeting and voting in person. However, if your shares are not registered in your own name, you will need appropriate documentation from the holder of record of their shares to vote personally at the special meeting. Notices to the Secretary of Tangram should be sent to 11000 Regency Parkway, Suite 301, Cary, North Carolina 27511.

YOU SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH YOUR PROXY CARD. IF THE MERGER IS CONSUMMATED, YOU SHOULD DELIVER YOUR STOCK CERTIFICATES IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH IN THE LETTER OF TRANSMITTAL, WHICH WILL BE SENT TO YOU BY THE EXCHANGE AGENT FOR THIS TRANSACTION PROMPTLY AFTER THE EFFECTIVE TIME OF THE MERGER.

In addition to using the mails, the directors, officers and employees of Tangram may solicit proxies for the special meeting from shareholders personally, by telephone or by facsimile. These officers, directors and employees will not be specifically compensated for these services. Tangram will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and reimburse such parties for their expense in doing so. The cost of soliciting proxies for the special meeting will be borne by Tangram.

Required Shareholder Vote

Each outstanding share of Tangram common stock will be entitled to one vote upon each matter properly submitted at the special meeting, or at any adjournment or postponement of that meeting. Each outstanding share of Tangram Series F convertible preferred stock (on an as-converted to common stock basis) will be entitled to 500 votes upon each matter properly submitted at the special meeting, or at any adjournment or postponement of that meeting. No other shares of Tangram preferred stock are issued or outstanding.

The approval of the merger agreement requires the affirmative vote of a majority of the votes cast at the special meeting affirmatively or negatively by the holders of the outstanding shares of:

•	Tangram Series F convertible preferred stock present and entitled to vote at the meeting, voting separately as a class; and

•	Tangram common stock and Series F convertible preferred stock (on an as-converted to common stock basis) present and entitled to vote at the special meeting, voting together as a class.

Abstentions and broker non-votes will be considered present for purposes of determining the presence of a quorum at the special meeting, but will not have an effect on the outcome of the proposal to approve the merger agreement.

Record holders of the Tangram common stock at the close of business on January 15, 2004 are entitled to vote at the special meeting. As of the record date, there were 19,799,161 outstanding shares of Tangram common stock held by approximately 528 holders of record. Record holders of Tangram’s Series F convertible preferred stock at the close of business on the record date are entitled to vote with the common stock at the special meeting on an as-converted to common stock basis. As of the record date, there were 3,000 outstanding shares of Series F convertible preferred stock held by one holder of record and convertible into 1,500,000 shares of common stock.

Safeguard Scientifics, Inc., through two of its wholly owned subsidiaries, and TBBH Investments Europe AG collectively own shares of outstanding Tangram stock having 66.1% of the total voting power of the Tangram common stock on an as-converted basis. Each of the subsidiaries of Safeguard Scientifics and TBBH has entered into a voting agreement in which they have agreed to appear at the special meeting and vote their shares in favor of the approval of the merger agreement, unless Tangram’s Board of Directors changes its recommendation of the merger in the manner permitted by the merger agreement. See “The Merger Agreement—No Other Negotiations.” The affirmative vote of these shares is sufficient to approve the merger agreement regardless of how the remaining shares of common stock vote. See “Related Agreements—Voting Agreements.” No consideration was paid to any of these shareholders for their agreements. Safeguard Scientifics and TBBH agreed to enter into these agreements in connection with Opsware agreeing to enter into the merger agreement.

The obligations of Tangram and Opsware to consummate the transactions contemplated by the merger agreement are subject, among other things, to the condition that the merger agreement and the transactions contemplated thereby be approved by the requisite vote of the shareholders of Tangram. See “The Merger Agreement—Conditions to Closing the Merger.”

THE MATTERS TO BE CONSIDERED AT THE MEETING ARE OF GREAT IMPORTANCE TO THE SHAREHOLDERS OF TANGRAM. ACCORDINGLY, SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS AND TO COMPLETE, DATE, SIGN AND PROPERLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE.

THE MERGER

This section of this proxy statement/prospectus describes the principal aspects of the proposed merger, including the merger agreement. While Opsware and Tangram believe that this description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to Tangram shareholders. You can obtain a more complete understanding of the merger by reading the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement and the other annexes to this proxy statement/prospectus carefully and in their entirety.

Background of the Merger

As a regular part of their respective business plans, Opsware and Tangram have from time to time each considered opportunities for expanding and strengthening their technology, products, research and development capabilities and distribution channels, including strategic acquisitions, business combinations, investments, licensing and development agreements and joint ventures.

In January 2003, Tangram’s board of directors met with two financial advisors who, based on Tangram’s market position and business strategy, and software market trends, advised the board of directors that the timing was appropriate to consider a possible sale of Tangram. At that meeting, the board of directors determined to engage one of the advisors to solicit indications of interest on behalf of Tangram.

The advisor contacted a total of 11 potential strategic parties, and four of these expressed an interest and conducted due diligence. Two of the four parties made written proposals to Tangram. In September 2003, Tangram’s financial advisor resigned from its engagement. At the meeting of Tangram’s board of directors held that month, the board of directors determined to reject one of the proposals. The board of directors also determined to appoint a special committee of independent directors to review and evaluate the remaining proposal and any additional proposals, consider potential alternatives, negotiate the terms of any potential transaction, determine if any potential transaction is fair to and in the best interest of Tangram, and recommend to the full board of directors what action should be taken with respect to such proposed transaction. After further discussions with the party who had submitted the remaining proposal, the special committee determined to reject that proposal as well.

During the week of October 24, 2003, Opsware first approached Tangram to discuss a range of potential strategic transactions, ranging from technology licensing to an acquisition of the existing business.

On October 24, 2003, John O’Farrell, Opsware’s Executive Vice President of Business Development, and Scott Kupor, Opsware’s Vice President, Corporate Development and Finance, spoke by conference call with Dave Manning, Tangram’s Business Development Consultant. The parties discussed Tangram’s product offerings and business as well as the range of strategic transactions the parties were contemplating.

On October 28, 2003, Mr. O’Farrell and Mr. Kupor spoke by conference call with Ronald Nabors, Tangram’s Senior Vice President and Chief Marketing Officer. The parties discussed Opsware’s interest in pursuing an acquisition of Tangram and agreed upon a plan under which representatives of Opsware would conduct business due diligence to determine whether the proposed transaction should be pursued.

On October 29, 2003, the parties executed a nondisclosure agreement. On October 31, 2003, Mr. O’Farrell and Mr. Kupor again spoke with Mr. Nabors concerning the due diligence investigation to be conducted by Opsware.

On November 5, 2003, Opsware conducted due diligence investigations at Tangram’s headquarters in Cary, North Carolina. Opsware discussed with Norman Phelps, Tangram’s President and Chief Executive Officer, John

Nelli, Tangram’s Senior Vice President and Chief Financial Officer, and Mr. Nabors Tangram’s product offerings, business prospects and financial performance, as well as a potential structure for the proposed acquisition.

On November 10, 2003, Mr. O’Farrell and Mr. Kupor spoke by conference call with Christopher Davis, Chairman of Tangram’s board of directors, and Mr. Phelps to indicate Opsware’s interest in acquiring Tangram and to provide the potential financial terms of the proposed transaction. Mr. O’Farrell and Mr. Kupor also indicated to Mr. Davis and Mr. Phelps that Opsware would be preparing a letter agreement for their review, pursuant to which Tangram would agree to refrain from soliciting indications of interest from other potential acquirors for a limited period of time.

Between November 11, 2003 and November 14, 2003, Mr. O’Farrell and Mr. Kupor spoke several additional times by conference call with Mr. Davis and Mr. Phelps to discuss the financial terms of the proposed transaction.

On November 13, 2003, Opsware provided to Tangram a letter agreement, pursuant to which Tangram agreed to refrain from soliciting indications of interest from other potential acquirors for a limited period of time. Tangram executed this letter agreement on November 19, 2003.

On November 14, 2003, Mr. O’Farrell and Mr. Kupor spoke by conference call with Mr. Phelps to arrange for Opsware and its legal advisers, Fenwick & West LLP, to conduct a due diligence investigation at Tangram’s headquarters during the week of November 17, 2003.

On November 17, 2003, Fenwick & West delivered to Tangram and the legal advisors to the special committee of Tangram’s board of directors, Stevens & Lee, a first draft of the proposed merger agreement.

From November 18, 2003 to November 20, 2003, additional due diligence was conducted by Opsware and Fenwick & West at Tangram’s headquarters. Legal due diligence continued through the date of signing of the definitive merger agreement. During this period, Benjamin Horowitz, Opsware’s President and Chief Executive Officer, had discussions with individual members of Opsware’s board to advise them of the status of proposed transaction. Also during this period, each of Mr. Phelps and Mr. Davis had discussions with individual members of Tangram’s board of directors, including members of the special committee, to keep them apprised of the status of the negotiations.

On November 20, 2003, Opsware held a regularly scheduled meeting of its board of directors at its headquarters in Sunnyvale, California. Among other things, management discussed with the board the progress of the discussions with Tangram to date regarding the proposed transaction. Following a discussion of the proposed transaction, the board gave management the authority to proceed with the proposed transaction, consistent with the financial terms presented to the board.

Between November 21, 2003 to December 4, 2003, there were numerous discussions between the parties and their legal advisors to finalize the merger agreement and the form of voting agreement, which was first delivered to Tangram and its legal advisors on November 23, 2003. During this period, Mr. Horowitz had numerous discussions with individual members of Opsware’s board to keep them apprised of the status of negotiations.

On November 24, 2003, the special committee of Tangram’s board of directors met with representatives of Stevens & Lee and Bryant Park Capital and reviewed the proposed terms of the merger. At this meeting, the special committee also approved Tangram’s earlier retention of Stevens & Lee as counsel to the special committee of Tangram’s board of directors and authorized Tangram to retain Bryant Park Capital as its financial advisor.

On December 2, 2003, the special committee of Tangram’s board of directors again met with representatives of Stevens & Lee and reviewed the proposed terms of the merger to date. At this meeting, Bryant Park Capital updated the committee on the progress of its due diligence review. The special committee also discussed Tangram’s receipt of an unsolicited letter from a third party expressing an interest in discussing an acquisition of Tangram for cash without a reference to price. Stevens & Lee advised the committee as to the terms of the November 13, 2003 letter agreement between Tangram and Opsware that restricted Tangram’s ability to respond to the letter unless the Board determined that the letter was either not an “Alternative Proposal” as defined in the letter agreement or that the fiduciary duty of the special committee required that they instruct Tangram to respond to the third party. The committee discussed its possible alternatives, and decided to notify Opsware of the letter and request a limited waiver to allow Tangram to respond to the third party and request additional clarification of its letter. The meeting then concluded with Stevens & Lee advising the committee as to its fiduciary duties under Pennsylvania law with respect to the Opsware and third party proposals.

After this meeting, representatives of Tangram notified Opsware of the letter from the third party and requested that Opsware grant a limited waiver to allow Tangram to respond to the third party and request additional clarification of its letter. Opsware agreed to Tangram’s request, and in exchange, Tangram agreed to provide Opsware with copies of any and all written correspondence between Tangram and the third party, no later than 24 hours after Tangram sent or received such correspondence. In further consideration of this limited waiver, Tangram agreed that if any business combination between Tangram and the third party is consummated within 12 months of December 3, 2003, Tangram would pay Opsware for all actual expenses incurred by Opsware in connection with the proposed business combination between Tangram and Opsware, up to a maximum of $300,000.

On December 3, 2003, the special committee of Tangram’s board of directors again met with representatives of Stevens & Lee and Bryant Park Capital. Also participating by telephone were representatives of Opsware and Fenwick & West LLP. At the meeting, Mr. O’Farrell summarized Opsware’s view with respect to the proposed transaction. The representatives of Opsware and Fenwick & West LLP then left the meeting, and Stevens & Lee again described the fiduciary duties of the special committee with respect to the possible sale of Tangram.

On December 4, 2003, Tangram held a meeting of its board of directors to review and approve certain financial information, which had previously been provided to Bryant Park Capital. Immediately following that meeting, the special committee of Tangram’s board of directors met to consider the proposed transaction. Representatives of Tangram and its legal and financial advisors reviewed the proposed transaction with the special committee of the board of directors of Tangram. In particular, representatives of Stevens & Lee reviewed with the special committee the terms of the proposed merger agreement and the fiduciary duties of the board of directors of Tangram to Tangram and its constituents in connection with the proposed transaction. Also at such meeting, Bryant Park Capital reviewed with the special committee its financial analysis of the estimated per share equity value of Tangram on a fully diluted basis and presented to the special committee of the board of directors of Tangram its valuation of Tangram, which valuation was confirmed by delivery of a written letter, dated December 4, 2003, to the effect that, as of that date and based upon and subject to matters stated in the letter, the estimated per share equity value of Tangram was between approximately $0.09 and $0.16 per share on a fully diluted basis. The members of the special committee discussed the transaction at length and unanimously decided to recommend the merger agreement to the full board of directors. Immediately after this special committee meeting, the full board of directors of Tangram met, and based on the recommendation of the special committee, unanimously approved the merger agreement.

After the close of the financial markets on December 4, 2003, Opsware and Tangram finalized and executed the definitive merger agreement. At the same time, certain shareholders of Tangram signed the voting agreements and certain key executives of Tangram signed non-solicitation agreements.

Opsware’s Reasons for the Merger

Opsware’s board of directors has determined that the terms and conditions of the merger and the merger agreement are fair, advisable and in the best interests of Opsware and its stockholders. In making this determination, Opsware’s board consulted with Opsware’s management and legal advisors. The following are among the reasons why Opsware’s board believes that the merger will benefit Opsware and its stockholders:

•	Extension of Product Offering and Technology Capabilities. The acquisition of Tangram will enhance Opsware’s role as a leader in offering software to enterprises, government agencies and service providers seeking to reduce costs and increase the quality of data center operations. Tangram’s products will provide complementary functionality to Opsware’s current product offerings, thereby expanding the markets that Opsware will be able to address;

•	Expansion of Customer Base. The acquisition of Tangram will provide Opsware with access to Tangram’s customer base, which in large part does not overlap with Opsware’s customer base. Opsware believes that this expanded customer base will provide additional revenue opportunities by increasing the sales channels for Opsware’s products;

•	Increased Research and Development Opportunities. The acquisition of Tangram will create an opportunity for expanded research and development of the combined product offering, including potential new product offerings; and

•	Potential Impact of Transaction. The benefits created by the Tangram acquisition can be realized with minimal impact on Opsware’s financial condition and without significant dilution to Opsware’s existing stockholders.

Tangram’s Reasons for the Merger

In determining whether or not to accept the offer from Opsware and enter into the merger agreement, Tangram’s board of directors considered a number of positive and negative factors, including the following:

•	the financial condition, operating results and future prospects of Opsware and Tangram;

•	Safeguard’s notification of its intention not to renew its revolving line of credit to Tangram upon its expiration on February 13, 2004, which will likely require Tangram to obtain a new credit facility or other source of capital;

•	the effect of competition and Tangram’s lack of economies of scale on its ability to become profitable;

•	the tax-free nature of the transaction to Tangram’s shareholders to the extent they receive Opsware common stock (see generally, “—Material United States Federal Income Tax Considerations”);

•	the historical trading prices for the Opsware common stock and the Tangram common stock;

•	the fixed consideration of $10.0 million, less potential closing date reductions contemplated by the merger agreement;

•	the liquidity of the Opsware common stock, the lack of any lock-up periods or other restrictions on the ability of the common and preferred shareholders of Tangram, including Safeguard Scientifics, to sell the Opsware common stock they receive in the merger;

•	Tangram’s alternatives to the merger, including remaining an independent software company or pursuing any of the written proposals of four other companies that had expressed an interest in an acquisition of Tangram, and the determination that the merger transaction with Opsware presented the best opportunity for maximizing shareholder value and achieving Tangram’s other strategic goals;

•	the results of Tangram’s efforts to locate entities interested in a business combination transaction with Tangram;

•	the financial presentation of Bryant Park Capital, including the written letter, to the special committee of the board of directors of Tangram as to the estimated per share equity value of Tangram on a fully diluted basis, as more fully described below under the caption “—Valuation by Tangram’s Financial Advisor”;

•	the provisions of the merger agreement allowing Tangram to terminate the merger agreement upon the occurrence of certain events, including if the aggregate purchase price being paid to Tangram is less than $10.0 million (less any closing date reductions contemplated by the merger agreement), or if certain other conditions are not satisfied (see “The Merger Agreement—Conditions to closing the Merger”);

•	the provisions of the merger agreement allowing Tangram to respond to unsolicited inquiries from third parties regarding a business combination with Tangram if the fiduciary duty of the Board of Directors legally requires it to do so (see “The Merger Agreement—Conduct of Business of Tangram Pending the Merger”);

•	Opsware’s agreement to honor Tangram’s indemnification obligations to the directors, officers or employees of Tangram for a period of six years after the closing date of the merger; and

•	Opsware’s agreement to permit Tangram to satisfy its specified severance obligations to its employees on or prior to the closing date of the merger;

•	notice from Safeguard that for strategic and other reasons, including those related to the Investment Company Act of 1940, it could not agree to any restrictions on its ability to sell the Opsware common stock it receives in the merger;

•	the fact that the special committee received a letter from its financial advisor as to the estimated per share equity value range of Tangram on a fully diluted basis rather than an opinion as to the fairness, from a financial point of view, to the holders of Tangram common stock of the consideration to be received in the merger as originally requested by the special committee; and

•	the bid and ask prices for the Tangram common stock during the merger negotiations, as reported on the OTC Bulletin Board, being higher than the estimated pro forma per share consideration proposed to be delivered to the Tangram common shareholders in exchange for their shares.

After deliberating with respect to the proposed transaction with Opsware, considering, among other things, the matters discussed above and the opinion of Bryant Park Capital referred to above, the special committee of Tangram’s board of directors unanimously recommended the merger to the full board of directors. The full board of directors, based on such recommendation, unanimously approved and adopted the merger agreement and the transaction with Opsware. The board of directors of Tangram believes that the merger will result in a stronger and more effective competitor in Tangram’s markets, better able to compete effectively in the rapidly changing software marketplace, and to take advantage of the opportunities that might not be available to Tangram on its own. Tangram’s board of directors believes that the merger will provide Tangram’s customers with a broader range of products and services, as well as greater convenience, and will provide its shareholders with a more liquid investment.

The foregoing does not purport to be a complete list of the matters considered by Tangram’s board of directors in approving the merger, but Tangram believes it includes all material factors considered by the board of directors. In approving the merger, the Board did not identify any one factor or group of factors as being more significant than any other factor in the decision making process. Individual directors, however, may have given one or more factors more weight than other factors.

Recommendation of the Tangram Board of Directors

The board of directors of Tangram agrees that the terms of the merger are fair and in the best interest of Tangram and its constituents, and has approved the merger agreement. The board of directors of Tangram recommends that the shareholders of Tangram approve the merger agreement.

Some directors of Tangram may be deemed to have a conflict of interest with respect to Tangram’s board’s approval of the merger and its recommendation that the Tangram shareholders approve the merger, which are described below under “—Interests of Certain Tangram Persons in the Merger.”

Valuation by Tangram’s Financial Advisor

Bryant Park Capital was engaged by the special committee of the board of directors of Tangram to act as its exclusive financial advisor in connection with the merger for purposes of estimating the per share equity value of Tangram on a fully diluted basis. Tangram selected Bryant Park Capital based on Bryant Park Capital’s experience, reputation and familiarity with Tangram and its business. Bryant Park Capital is an investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings and valuations for corporate and other purposes.

In connection with this engagement, Tangram requested that Bryant Park Capital provide its view as to the per share equity value of Tangram on a fully diluted basis. On December 4, 2003, at a meeting of the special committee of the board of directors of Tangram, Bryant Park Capital presented to the special committee of the board of directors of Tangram its estimated per share equity value for Tangram on a fully diluted basis, which valuation was confirmed by delivery of a written letter, dated December 4, 2003, to the effect that, as of that date and based on and subject to the matters described in the letter, the estimated per share equity value of Tangram on a fully diluted basis was between approximately $0.09 and $0.16 per share.

The full text of Bryant Park Capital’s written letter, dated December 4, 2003, to the special committee of the board of directors of Tangram, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex C and is incorporated herein by reference. Holders of Tangram common stock are urged to read this letter carefully in its entirety. Bryant Park Capital’s letter was provided to the special committee of the board of directors of Tangram in connection with its review of the estimated per share equity value of Tangram on a fully diluted basis, and does not represent an opinion as to the price at which Tangram, or any interests therein, actually would be acquired or sold nor is the letter intended to, and it does not, constitute an opinion as to the fairness, from a financial point of view, of any transaction or any other matters. Bryant Park Capital’s letter does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any transaction or any other matters in which Tangram may engage. The summary of Bryant Park Capital’s letter contained herein is qualified in its entirety by reference to the full text of the letter.

In arriving at the valuation, Bryant Park Capital reviewed publicly available business and financial information relating to Tangram. Bryant Park Capital also reviewed other information relating to Tangram, including financial forecasts, provided to or discussed with it by Tangram, and discussed the business and prospects of Tangram with the management of Tangram. Bryant Park Capital also considered financial and stock market data of Tangram, and compared those data with similar data for other publicly held companies in businesses similar to Tangram, and considered, to the extent publicly available, the financial terms of business combinations and other transactions which have recently been effected or announced. Bryant Park Capital also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Bryant Park Capital did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects and upon the assurances of the management of Tangram that no relevant information was omitted or remained undisclosed to Bryant Park Capital. Bryant Park Capital was advised, and assumed, that the financial forecasts for Tangram were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management Tangram as to the future financial performance of Tangram. In addition, Bryant Park Capital was not requested to make, and it did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Tangram, nor was it furnished with any such evaluations or appraisals. Bryant Park Capital expressed no view as to, and its valuation did not address, any aspects of any transaction or any other matters in which Tangram may engage. In addition, Bryant Park Capital’s valuation is necessarily based on information available to it, and financial, economic, market and other conditions and circumstances as they existed and could be evaluated, on the date of Bryant Park Capital’s valuation. It should be understood that, although subsequent developments may affect Bryant Park Capital’s valuation, it does not have any obligation to update, revise or reaffirm such valuation. Except as described above, Tangram imposed no other limitations on Bryant Park Capital with respect to the investigations made or procedures followed in rendering its valuation.

In preparing its valuation for the special committee of the board of directors of Tangram, Bryant Park Capital performed a variety of financial and comparative analyses, including those described below. The summary of Bryant Park Capital’s analyses described below is not a complete description of the analyses underlying its valuation. The preparation of a review of a company’s estimated per share equity value is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such valuation is not readily susceptible to partial analysis or summary description. In arriving at its valuation, Bryant Park Capital made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Bryant Park Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and valuation.

In its analyses, Bryant Park Capital considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Tangram. No company, transaction or business used in Bryant Park Capital’s analyses as a comparison is identical to Tangram, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Bryant Park Capital’s analyses and the ranges of values resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Bryant Park Capital’s analyses are inherently subject to substantial uncertainty.

Bryant Park Capital’s valuation of the estimated per share equity value of Tangram on a fully diluted basis and related financial analyses were only one of many factors considered by the special committee of the board of directors of Tangram in its evaluation of the proposed transaction and should not be viewed as determinative of the views of the special committee of the board of directors of Tangram or management with respect to the proposed transaction or consideration to be received in the proposed transaction.

The following is a summary of the material financial analyses underlying Bryant Park Capital’s letter, dated December 4, 2003, delivered to the special committee of the board of directors of Tangram. Based on the methodologies employed in the financial analyses described below, Bryant Park Capital derived an estimated per share equity value range of Tangram of between approximately $0.09 and $0.16 per share on a fully diluted basis.

Comparable Companies Analysis

Using publicly available information, Bryant Park Capital reviewed the market values and trading multiples of the following eight selected publicly held companies in the software industry:

•	Artemis International Solutions Corporation

•	Blue Martini Software, Inc.

•	Datastream Systems, Inc.

•	Indus International, Inc.

•	Infodata Systems Inc.

•	Information Analysis Incorporated

•	MRO Software, Inc.

•	Robocom Systems International Inc.

Bryant Park Capital reviewed enterprise values of the selected companies, calculated as equity value plus net debt, as a multiple of last 12 months revenues and last 12 months earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. All multiples for the selected companies were based on closing stock prices on December 2, 2003 and on publicly available information. Bryant Park Capital then applied selected multiples derived from the selected companies to corresponding estimated financial data of Tangram for the 12-month period ended December 31, 2003, in order to derive an implied per share equity value range for Tangram on a fully diluted basis. Estimated financial data for Tangram was based on internal estimates of Tangram’s management. This analysis indicated an implied per share equity value range for Tangram of between $0.07 and $0.15 per share on a fully diluted basis.

Precedent Transactions Analysis

Using publicly available information, Bryant Park Capital reviewed the transaction values and implied transaction multiples in the following nine recently announced transactions in the software industry in which the target company had an enterprise value implied by the transaction of less than $25 million:

Target	Acquiror
• CareCentric, Inc. • CompuTrac, Inc. • Elevon, Inc. • Eloquent, Inc. • eXcelon Corporation • EXE Technologies, Inc. • Firepond, Inc. • Made2Manage Systems, Inc. • SignalSoft Corporation

•      Private Group led by the Management of CareCentric, Inc.

•      ASA International Ltd.

•      SSA Global Technologies, Inc.

•      Open Text Corporation

•      Progress Software Corporation

•      SSA Global Technologies, Inc.

•      Jaguar Technology Holdings, LLC

•      Battery Ventures VI, L.P.

•      Openwave Systems Inc.

Bryant Park Capital reviewed enterprise values implied by the transaction, calculated as equity value plus net debt, as a multiple of last 12 months revenues. All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Bryant Park Capital then applied a range of selected multiples derived from the selected transactions to corresponding estimated financial data of Tangram for the 12-month period ended December 31, 2003, in order to derive an implied per share equity value range for Tangram on a fully diluted basis. Estimated financial data for Tangram was based on internal estimates of Tangram’s management. This analysis indicated an implied per share equity value range for Tangram of between $(0.02) and $0.13 per share on a fully diluted basis.

Discounted Cash Flow Analysis

Bryant Park Capital performed a discounted cash flow analysis of Tangram to calculate the estimated present value of the unlevered, after-tax free cash flows that Tangram could generate over fiscal years 2004 through 2006. Estimated financial data for Tangram were based on internal estimates of Tangram’s management. Bryant Park Capital calculated a range of estimated terminal values by applying EBITDA multiples ranging from 3.0x to 5.0x to Tangram’s fiscal year 2006 estimated EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 12.0% to 16.0%. This analysis indicated an implied per share equity value range for Tangram of between $(0.05) and $(0.02) per share on a fully diluted basis.

Premiums Paid Analysis

Using publicly available information, Bryant Park Capital also reviewed the premiums implied by the transaction values in the nine selected transactions described above under the heading “—Precedent Transactions Analysis.” Bryant Park Capital reviewed the premiums implied by the announced transaction values relative to the closing stock prices of the target companies in such transactions one trading day, five trading days and

30 trading days prior to public announcement of the transactions. Bryant Park Capital then applied a range of selected premiums derived from these selected transactions to corresponding data of Tangram in order to derive an implied per share equity value range for Tangram on a fully diluted basis. This analysis indicated an implied per share equity value range for Tangram of between $0.34 and $0.36 per share on a fully diluted basis.

Other Factors

Bryant Park Capital also reviewed and considered other factors, including:

•	historical trading prices and trading volumes for Tangram common stock during the one-year and three-year periods preceding December 2, 2003;

•	the relationship between movements in Tangram common stock and movements in the S&P 600 Software Industry index and the NASDAQ Composite index during the three-year period preceding December 2, 2003;

•	the trading volumes for Tangram common stock at various prices during the one-year period preceding December 2, 2003;

•	the monthly aggregate dollar trading volume of Tangram common stock during the one-year period preceding December 2, 2003; and

•	Tangram’s low market capitalization, limited trading volume, minimal public float, high relative stock price volatility and limited institutional sponsorship, and the absence of research sponsorship of Tangram.

Miscellaneous

Under the terms of its engagement, Tangram has agreed to pay Bryant Park Capital customary fees in connection with its services as exclusive financial advisor and the delivery of its written letter dated December 4, 2003. Tangram has also agreed to reimburse Bryant Park Capital for reasonable travel and other expenses incurred by Bryant Park Capital in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Bryant Park Capital and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. Except for the foregoing, Bryant Park Capital has not had any material relationship with Tangram or any of its affiliates during the past two years.

Interests of Certain Tangram Persons in the Merger

In considering the recommendation of the Tangram board of directors regarding the merger agreement and the merger, Tangram shareholders should be aware that some of Tangram’s directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Tangram shareholders. These interests may create potential conflicts of interest. The Tangram board of directors was aware of these interests and took these interests into account in approving the merger agreement.

Repayment of Debt. As a result of the merger, Safeguard Scientifics, who is affiliated with a director of Tangram, and TBBH, who is also affiliated with a director of Tangram, will receive Opsware common stock in full repayment of the respective debt held by each, with an aggregate value expected to be approximately $1.85 million as of the closing date. This debt will be repaid from the total merger consideration before any payments are made to the holders of Tangram capital stock.

Preferred Stock. Safeguard Scientifics, through one of its wholly owned subsidiaries, holds all of the outstanding shares of Tangram’s Series F convertible preferred stock. As a result of the merger, Safeguard Scientifics will receive the full liquidation preference related to its shares of Series F convertible preferred stock in an amount equal to $3.0 million plus the total amount of accrued dividends on such shares through the closing of the transaction, which is expected to be approximately $825,000 as of the closing date.

Voting Agreements. Safeguard Scientifics, through two of its wholly owned subsidiaries, and TBBH have entered into voting agreements and granted irrevocable proxies to the Opsware board of directors pursuant to which they have agreed to vote approximately 66.1% of the outstanding common stock (including the Series F convertible preferred stock on an as-converted to common stock basis) in favor of the proposal to approve the merger agreement.

In addition, if the merger agreement is terminated by Opsware following certain events, these shareholders have agreed to pay to Opsware the difference between the aggregate amount of consideration received by the shareholder with respect to shares of Tangram capital stock in any acquisition or purchase of Tangram’s assets or capital stock by a third party and the aggregate amount of consideration that would have been received by the shareholder with respect to shares of Tangram capital stock if the merger with Opsware had occurred pursuant to the merger agreement. Each of these shareholders is responsible for paying to Opsware 100% of this difference up to $1,500,000, and 50% of the any difference exceeding $1,500,000.

Severance Arrangements. Pursuant to their respective employment agreements, as a result of the merger, Mr. Phelps will be entitled to receive cash severance in the amount of $250,000, Mr. Nelli will be entitled to receive benefits and cash severance in the amount of $370,000 and Mr. Nabors will entitled to receive benefits and cash severance in the amount of $170,000. Each is also entitled to certain other benefits, including vacation pay and insurance.

Transition Services Agreements. Mr. Phelps, Mr. Nelli and Mr. Nabors may enter into transition services agreements with Opsware following the merger pursuant to which they will serve as consultants to Opsware for a period of 30 days. It is presently expected that each will receive his current base salary during this period. In addition, each has entered into a non-solicitation agreement with Opsware which restricts his ability to solicit certain customers and the employees of Opsware for a period of one year following consummation of the merger.

Indemnification. The merger agreement provides that, from and until the sixth anniversary of the merger, with respect to Tangram’s directors and officers immediately prior to the merger, Opsware will fulfill the obligations of Tangram pursuant to any indemnification provisions under Tangram’s articles of incorporation and bylaws in effect on December 4, 2003, and any indemnification contracts between Tangram and such persons, with respect to any claims arising out of acts or omissions occurring at or prior to the merger. Under Tangram’s bylaws, Tangram is required to indemnify each director, officer and employee of Tangram against any and all liability and reasonable expense that may be incurred by him or her in connection with or resulting from any claim, suit, action or proceeding in which he or she may become involved by reason of being a director, officer or employee of Tangram, or by reason of any past or future action taken or not taken in his or her capacity as such a director, officer or employee, unless such person has breached or failed to perform the duties of his or her office and such breach or failure constitutes self-dealing, willful misconduct or recklessness. Opsware’s indemnification obligation will not apply to any claim or matter than relates to a willful or intentional breach of a representation, warranty or covenant made by Tangram in connection with the merger agreement or made by one of its shareholders in connection with the voting agreements. The merger agreement also provides that for six years following the merger, with respect to Tangram’s directors and officers immediately prior to the merger, Opsware will maintain, if available, directors’ and officers’ liability insurance comparable to Tangram’s existing policy. Opsware will not be required to pay more than $375,000 on an aggregate basis to maintain this policy.

As a result of interests described above, these executive officers and directors could be more likely to vote for, and to recommend the vote FOR the proposal to approve the merger agreement, than if they did not hold these interests.

Governmental and Regulatory Matters

Other than compliance with applicable federal and state securities laws in connection with the issuance of the Opsware common stock pursuant to the merger and applicable provisions of Delaware law or Pennsylvania law, no U.S. federal or state regulatory requirements must be complied with in order to complete the merger. In addition, Opsware and Tangram will make any necessary filings with foreign regulatory agencies.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences of the merger that are generally applicable to holders of Tangram capital stock. This discussion is based on the Internal Revenue Code of 1986, which is referred to in this section as the Code, Treasury regulations, administrative rulings and court decisions in effect as of the date of this proxy statement/prospectus, all of which may change at any time, possibly with retroactive effect. This discussions assumes that holders of Tangram capital stock hold their stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all aspects of United States federal income taxation that may be important to a Tangram shareholder in light of his or her particular circumstances or particular tax status, including the following:

•	stockholders who are not citizens or residents of the United States;

•	financial institutions;

•	tax-exempt organizations;

•	mutual funds;

•	pension funds;

•	insurance companies;

•	dealers in securities or foreign currency;

•	stockholders who receive amounts in consideration for dividend arrearages;

•	stockholders who acquired their shares in connection with stock option or in other compensatory transactions; and

•	stockholders who hold their shares as part of a hedge, straddle or conversion transaction.

In addition, the following discussion does not address the tax consequences of other transactions effectuated prior to or after the merger, whether or not such transactions are in connection with the merger. Furthermore, no foreign, state or local tax considerations are addressed. No ruling has been obtained from the Internal Revenue Service regarding the tax consequences of the merger, and the following discussion is not binding on the Internal Revenue Service.

Therefore, we urge you to consult your own tax advisor as to the specific federal, state, local and foreign consequences to you of the merger and related reporting obligations.

It is intended that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, with each of Opsware, TES Acquisition Corp., and Tangram qualifying as a “party to a reorganization” under Section 368(b) of the Code. However, Opsware has made no representations or warranties that that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. As a “reorganization” within the meaning of Section 368(a) of the Code, the following federal income tax consequences will apply, subject to the limitations and qualifications referred to above:

•	Neither Opsware, TES Acquisition Corp., nor Tangram will recognize gain or loss as a result of the merger.

•	No gain or loss will be recognized by holders of Tangram capital stock with respect to their receipt of solely Opsware common stock in the merger.

•

Gain, but not loss, will be recognized with respect to cash, if any, received by a holder of Tangram capital stock in the merger, but only to the extent that the amount of the cash and the fair market value of the Opsware common stock received by such holder in the merger exceeds the basis of the Tangram capital stock surrendered therefor. As to each holder of Tangram capital stock, the recognized gain will be treated (i) as capital gain or, (ii) if the exchange has the effect of the distribution of a dividend under the tests set forth in Sections 356 and 302 of the Code, then as a taxable dividend to the extent of the shareholder’s ratable share of Tangram’s accumulated earnings and profits. If, at the effective time, the Tangram shares then exchanged have been held by a holder for more than one year, capital gain recognized by such holder at the effective time will be long term capital gain. Under current law, long-term capital gains of individuals, as well as dividends (if certain requirements are met) are taxed at a maximum rate of 15%. Short-term capital gains of individuals will be taxed at ordinary income rates.

•	The aggregate tax basis of the Opsware common stock received in the merger by a holder of Tangram capital stock will be the same as the aggregate tax basis of the Tangram capital stock surrendered in exchange therefor decreased by the amount of cash received (excluding cash received for fractional shares of Opsware common stock) and the portion of the shareholder’s basis that is allocated to a fractional share of Opsware common stock, and increased by the amount of gain recognized on the exchange (including any portion of such gain that was treated as a dividend, but excluding gain recognized with respect to cash received in lieu of fractional shares of Opsware common stock).

•	The holding period for the Opsware common stock received in the merger by a holder of Tangram capital stock will include the period during which the holder held the Tangram capital stock surrendered in exchange therefore.

•	A fractional share of Opsware common stock for which cash is received in lieu of stock will be treated as if the fractional share of Opsware common stock had been issued in the merger and then redeemed by Opsware. A Tangram shareholder receiving cash for a fractional share will generally recognize gain or loss upon the payment equal to the difference between the stockholder’s tax basis allocable to the fractional share and the amount of cash received. The gain or loss will be long term capital gain or loss if, at the effective time of the merger, the Tangram capital stock has been held for more than one year. The deductibility of capital losses is subject to certain limitations.

•	A dissenting shareholder who perfects dissenters’ rights under Pennsylvania law will generally recognize gain or loss with respect to his or her shares of the Tangram capital stock equal to the difference between the amount of cash received and his or her basis in such shares. Such gain or loss will generally be long term capital gain or loss, provided the shares were held for more than one year prior to the disposition of the shares. Interest, if any, awarded in an appraisal proceeding by a court would be included in such shareholder’s income as ordinary income.

•	Under the Code, a payment to a holder of Tangram capital stock may be subject, under certain circumstances, to backup withholding at a 28% rate with respect to the amount of cash, if any, received pursuant to the merger, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s federal income tax liability, provided the required information is furnished to the IRS.

The parties are not requesting a ruling from the IRS in connection with the merger. A successful IRS challenge to the “reorganization” status of the merger would result in a Tangram shareholder recognizing gain or loss with respect to his shares of Tangram capital stock surrendered equal to the difference between the shareholder’s basis in the shares and the fair market value, as of the effective time of the merger, of the consideration received in exchange for the Tangram common stock (including Opsware common stock and cash). In such event, a shareholder’s aggregate basis in the Opsware common stock so received would equal its fair market value (less basis allocated to the fractional share cashed out) and such shareholder’s holding period would begin the day after the merger.

Anticipated Accounting Treatment

Opsware intends to account for the merger as a purchase transaction for financial reporting and accounting purposes under accounting principles generally accepted in the United States. After the merger, the results of operations of Tangram will be included in the consolidated financial statements of Opsware. The purchase price, which is equal to the aggregate merger consideration, will be allocated based on the fair values of the Tangram assets acquired and the Tangram liabilities assumed. These allocations will be made based upon valuations and other studies that have not yet been finalized.

Dissenters’ Rights

Pursuant to Subchapter 15D of the Pennsylvania Business Corporation Law of 1988, as amended, which we refer to as the PBCL, dissenters’ rights are available to Tangram’s shareholders in the merger. If you are a Tangram shareholder and do not wish to accept the consideration allocated to you in the merger, you may dissent and alternatively elect to receive payment for the “fair value” of your shares in Tangram, as determined in accordance with each of the provisions of Subchapter 15D of the PBCL. Fair value for these purposes means the fair value of your shares before giving effect to the merger, and excluding any appreciation (or depreciation) in anticipation of the merger. As a result, the fair value that a dissenting shareholder receives as a result of this process may be equal to, higher than or lower than the value that such shareholder would have received in the merger.

Pursuant to the PBCL, Tangram must notify you of your right to dissent and provide you with a copy of Subchapter 15D as part of the notice of the special meeting. This proxy statement/prospectus constitutes such notice, and the applicable statutory provisions of the PBCL are attached to this joint proxy statement/prospectus as Annex D. Tangram will not give any notice of the following requirements other than as described in this proxy statement/prospectus and as otherwise required by the PBCL.

The following discussion is not a complete statement of the law pertaining to dissenters rights under the PBCL, and is qualified in its entirety by the full text of Subchapter 15D, a copy of which (as well as a copy of Section 1930 of the PBCL) is attached to this proxy statement/prospectus as Annex D and incorporated herein by reference. You should note that, unless all the required procedures for exercising dissenters rights are followed with particularity, dissenters rights will be lost and, in that event, you will receive the amount of consideration awarded under the merger agreement.

If you wish to exercise dissenters rights, or preserve the right to do so, you should review carefully the following discussion and Annex D of this proxy statement/prospectus. Moreover, given the complexity of the procedures for exercising dissenters rights, Tangram suggests that if you are considering whether to exercise dissenters rights, you should also consider whether to consult with legal counsel and a tax advisor of your own choosing and at your own expense before attempting to exercise dissenters rights. In addition, you should consult your tax advisor with respect to the federal, state, local and foreign tax consequences of the exercise of dissenters rights in your particular circumstances. If you exercise dissenters rights, you will be taxed on your receipt of cash in generally the same manner as if you received cash as consideration in the merger. See “The Merger—Material United States Federal Income Tax Consideration” on page 59.

If you have duly demanded payment of the fair value of your shares of Tangram stock under Subchapter 15D, you will not, after the date on which the merger becomes effective, be entitled to receive Opsware common stock. If you have dissented from approval of the merger and have exercised your dissenters rights in accordance with Subchapter 15D, your shares of Tangram stock will be converted into the right to receive the fair value of those shares, determined in accordance with Subchapter 15D, on the date on which the merger becomes effective. Voting against the approval of the merger agreement, whether in person or by proxy, is not sufficient notice to exercise dissenters rights. However, a vote to approve the merger agreement will effectively waive your dissenters rights.

Filing Notice of Intention to Demand Fair Value

If you intend to demand the fair value of your shares of Tangram stock, you must deliver a written notice of such intention to Tangram by or before the vote to take place at the special meeting. This written notice should be sent to the Norman L. Phelps, President and Chief Executive Officer, Tangram Enterprise Solutions, Inc., 11000 Regency Parkway, Cary, North Carolina 27511. If you duly submit this notice, you will only be entitled to receive cash in the merger, and will not be entitled to receive common stock even if you later fail to properly exercise dissenters rights.

Neither a vote against the approval of the merger, whether in person or by proxy, nor an abstention from voting on the approval of the merger agreement, is sufficient to satisfy the requirement of delivering to Tangram a written notice of your intention to demand payment of the fair value of your shares of Tangram stock if the merger is effected.

If you wish to dissent, you must not vote in favor of the approval of the merger agreement. The submission of a signed blank proxy will serve to waive dissenters rights if not revoked, but a failure to vote, a vote against or an abstention from voting on the approval of the merger agreement will not waive such rights. Proper revocation of a signed blank proxy or a signed proxy instructing a vote for approval of the merger agreement will also preserve a shareholder’s dissenters rights under the PBCL. Failure to comply with any of the foregoing will result in your forfeiture of any right to payment of the fair value of your shares of Tangram stock. In that event, you will receive the cash consideration awarded under the merger agreement.

Notice to Demand Payment

If the merger agreement is approved by the requisite vote at the special meeting of shareholders, Tangram will mail to all dissenting shareholders who gave due notice of their intention to demand payment of the fair value of their shares of Tangram stock and refrained from voting for the approval and adoption of the merger agreement a notice stating where and when a demand for payment must be sent. The notice will be accompanied by a copy of Subchapter 15D of the PBCL and will include a form for demanding payment. Tangram has waived the statutory requirement set forth in Section 1575(a)(3) of the PBCL that would require the form to include a request for certification of the date that beneficial ownership of the shares was acquired by the dissenting shareholder or the person on whose behalf the shareholder dissents. The time set for the receipt of a shareholder’s demand for payment will not be less than 30 days from the date Tangram mails the notice to shareholders. Tangram, however, may at any later time send a new notice regarding demand for payment with like effect. If you are a dissenting shareholder, failure to timely demand payment pursuant to such notice will cause you to lose all right to receive payment of the fair value of your shares of Tangram stock. All mailings from a dissenting shareholders to Tangram are at the risk of the dissenting shareholder. Accordingly, Tangram recommends that the notice of intention to dissent and the form for demanding payment of fair value be sent by certified mail.

Payment of the Fair Value of Shares

Promptly after the date on which the merger becomes effective, or upon timely receipt of demand for payment if the merger has already been effected, Tangram will either remit to dissenting shareholders who have duly made demand for payment the amount that Tangram estimates to be the fair value of the shares, or give written notice that no remittance will be made under Section 1577 of the PBCL. Such remittance or notice will be accompanied by:

•	Tangram’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months prior to the date of remittance or notice, together with the latest available interim financial statements;

•	a statement of Tangram’s estimate of the fair value of the shares of Tangram stock; and

•	a notice of the right of a dissenting shareholder to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter 15D of the PBCL.

Estimate by Dissenting Shareholder of the Fair Value of Shares

If you are a dissenting shareholder and you believe that the amount estimated or remitted by Tangram for your shares of Tangram stock is less than its fair value, you may send to Tangram your own estimate of the fair value, which will be deemed a demand for payment of the amount of the deficiency. If you do not file your own estimate of the fair value within 30 days after remittance or notice has been mailed by Tangram, you will be entitled to no more than the amount estimated in such notice or remitted by Tangram.

Valuation Proceedings

Within 60 days after the latest of (i) the date on which the merger becomes effective, (ii) timely receipt by Tangram of any demands for payment, or (iii) timely receipt by Tangram of any dissenting shareholder estimates of fair value, if any demands for payment remain unsettled, Tangram may file in court an application for relief requesting that the fair value of the shares of Tangram stock be determined by the court. The Court of Common Pleas, Chester County, Pennsylvania, will have jurisdiction over any valuation proceedings. Each dissenting shareholder whose demands have not been settled will be made a party to the proceeding and will be entitled to recover the amount of the fair value of the dissenting shareholder’s shares of Tangram stock or the amount by which that fair value exceeds the amount, if any, previously remitted by Tangram. The dissenting shareholder will also be entitled to interest on the amount from the date on which the merger becomes effective until the date of payment. There is no assurance, however, that Tangram will file an application for relief. If Tangram fails to file an application within the 60-day period, any dissenting shareholder with an unsettled claim may file an application in Tangram’s name within 30 days after the expiration of the 60-day period. If a dissenting shareholder does not file an application within the 30-day period, each dissenting shareholder entitled to file an application will be entitled to no more than Tangram’s estimate of the fair value of the shares of Tangram stock, and may bring an action to recover any amount not previously remitted.

In determining the fair value of shares of Tangram stock, a court may take into account all relevant factors, excluding any appreciation or depreciation in the Opsware common stock in anticipation of the merger. A court may determine that the fair value of shares of Tangram stock is more than, less than or equal to the merger consideration.

Costs and Expenses of Valuation Proceedings

The costs and expenses of any valuation proceeding, including the reasonable compensation and expenses of any appraiser appointed by the court, will be determined by the court and assessed against Tangram, except that any part of such costs and expenses may be assessed as the court deems appropriate against all or some of the dissenting shareholders whose action in demanding supplemental payment is found by the court to be dilatory, obdurate, arbitrary, vexatious or in bad faith. The court may also assess against Tangram the fees and expenses of counsel and experts for any or all of the dissenting shareholders if Tangram fails to comply substantially with Subchapter 15D or acts in a dilatory, obdurate, arbitrary or vexatious manner or in bad faith. Likewise, the court can assess any fees or expenses incurred by Tangram against any dissenting shareholder, if the dissenting shareholder is found to have acted in a dilatory, obdurate, arbitrary or vexatious manner or in bad faith. If the court finds that the services of counsel for any dissenting shareholder were of substantial benefit to the other dissenting shareholders and should not be assessed against Tangram, it may award to such counsel reasonable fees to be paid out of the amounts awarded to the dissenting shareholders who were benefited.

Under the PBCL, a shareholder of Tangram has no right to obtain, in the absence of fraud or fundamental unfairness, an injunction against the merger nor any right to valuation and payment of the fair value of the shareholder’s shares of Tangram stock as a result of the merger, except to the extent provided by the provisions of Subchapter 15D. The PBCL also provides that, absent fraud or fundamental unfairness, the rights and remedies provided by Subchapter 15D are exclusive. However, a court may disagree as to whether dissenters rights are the exclusive remedy available to a shareholder who is opposed to a corporate transaction, such as the merger.

Failure to comply strictly with all of the procedures set forth in Subchapter 15D of the PBCL may result in the loss of a shareholder’s statutory dissenters rights. Consequently, any shareholder wishing to exercise dissenters rights is urged to consult legal counsel and a tax advisor before attempting to exercise dissenters rights.

Listing of Opsware Common Stock to be Issued in the Merger

The shares of Opsware common stock to be issued in the merger will be approved for listing on The NASDAQ National Market.

Deregistration of Tangram Common Stock After the Merger

If the merger is consummated, Tangram will deregister its common stock under the Securities Exchange Act of 1934.

Restriction on Resales of Opsware Common Stock

The Opsware common stock to be issued in the merger will be registered under the Securities Act of 1933, thereby allowing such shares to be freely transferable without restriction by all former holders of Tangram capital stock who are not deemed under the Securities Act to be “affiliates” of Tangram at the time of the special meeting and who do not become “affiliates” of Opsware after the merger and who have not otherwise executed an affiliate agreement with Opsware. Persons who may be deemed to be “affiliates” of Opsware or Tangram generally include individuals or entities that control, are controlled by or are under common control with, Opsware or Tangram, and may include their respective executive officers and directors, as well as their respective significant stockholders.

Shares of Opsware common stock received by those shareholders of Tangram who are deemed to be “affiliates” of Tangram or Opsware under the Securities Act may not be sold except pursuant to an effective registration statement under the Securities Act covering the resale of those shares, Rule 145 under the Securities Act or any other applicable exemption under the Securities Act. Persons who have executed an affiliate agreement with Opsware are subject to additional restrictions.

This proxy statement/prospectus does not cover the resale of any Opsware common stock received by any person who may be deemed to be an “affiliate” of Opsware or Tangram.

THE MERGER AGREEMENT

The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. Shareholders of each of Tangram and Opsware are urged to read the merger agreement in its entirety for a more complete description of the merger. In the event of any discrepancy between the terms of the merger agreement and the following summary, the merger agreement will control.

The Merger

Following the approval of the merger and adoption of the merger agreement by the shareholders of Tangram and the satisfaction or waiver of the other conditions to the merger set forth in the merger agreement, TES Acquisition Corp., a wholly owned subsidiary of Opsware, will merge with and into Tangram, with Tangram continuing as the surviving corporation under the name “Tangram Enterprise Solutions, Inc.” and as a wholly owned subsidiary of Opsware.

The Effective Time

At the closing of the merger, the parties will cause the merger to become effective by filing a certificate of merger with the Delaware Secretary of State and articles of merger with the Pennsylvania Department of State. The parties anticipate that the closing of the merger will occur in the first quarter of 2004 but cannot assure you as to the exact timing.

Directors and Officers of Tangram After the Merger

At the effective time of the merger, the directors of TES Acquisition Corp. will become the new directors of Tangram, and the officers of TES Acquisition Corp. will become the new officers of Tangram.

Conversion of Shares in the Merger

The total merger consideration to be paid by Opsware will be $10.0 million, subject to the following reductions:

•	Net Cash Assets Adjustment. On the date the merger agreement was signed, Tangram provided a projection of its expected net cash assets as of the last day of the calendar month immediately prior to the closing of the merger. This was calculated by adding Tangram’s cash, accounts receivable outstanding for no more than 60 days (or 90 days in the case of certain international customers) and prepaid expenses, and then subtracting Tangram’s accounts payable and all other liabilities, other than the debt held by Safeguard Scientifics and TBBH and deferred revenue. The projected net cash assets also included accruals for approximately $1.4 million of Tangram’s severance obligations and $300,000 of merger expenses. Tangram’s final net cash assets will be calculated by adding Tangram’s cash, accounts receivable outstanding for no more than 60 days (or 90 days in the case of certain international customers) and prepaid expenses, and then subtracting Tangram’s accounts payable and all other liabilities, other than the debt held by Safeguard Scientifics and TBBH and deferred revenue, in each case outstanding as of the last day of the calendar month immediately prior to the closing of the merger. All cash received and all amounts in excess of $25,000 billed during the period between the last day of the month immediately prior to the closing of the merger and the closing date will be added to the calculation of final net cash assets. All cash disbursed and all liabilities in excess of $25,000 incurred or accrued during the period between the last day of the month immediately prior to the closing of the merger and the closing date will be subtracted from the calculation of final net cash assets. If Tangram’s final net cash assets are less than its projected net cash assets by an amount of $150,000 or more, the difference (in excess of $150,000) will be deducted from the total merger consideration up to a maximum deduction of $500,000. However, any increases in Tangram’s severance obligations from approximately $1.4 million or Tangram’s merger expenses from $300,000 will not be subject to these dollar limitations.

•	Maintenance Run Rate Adjustment. On the date the merger agreement was signed, Tangram provided a calculation of its current maintenance run rate. This was calculated based on the amount of annual support and maintenance fees paid or payable to Tangram under its customer contracts (other than those with Electronic Data Systems) as of December 4, 2003. Tangram’s final maintenance run rate will be calculated as of the closing date based on the amount of the annual support and maintenance fees payable to Tangram under its customer contracts (other than those with Electronic Data Systems) as of that date (which are to be evidenced by Tangram either having received cash or an outstanding purchase order during the then-current annual contract period). If the final maintenance run rate is less than the current maintenance run rate by more than 10%, an amount equal to 50% of the difference will be deducted from the total merger consideration, up to a maximum deduction equal to 10% of the current maintenance run rate.

•	Severance and Merger Expenses Adjustment. It is a condition to Opsware’s obligation to close the merger that Tangram have satisfied all of its severance obligations and paid all of its merger expenses prior to the closing. If Opsware waives this condition, the amount of any unsatisfied severance obligations or unpaid merger expenses will be deducted from the total merger consideration.

The total number of shares that Opsware will issue in the merger will be calculated by dividing the total merger consideration, as finally calculated as described above, by the average of the closing prices for a share of Opsware common stock for the five consecutive trading days ending on the trading day that is one trading day prior to the closing of the merger, which is referred to as the Closing Stock Price.

Opsware shall not be obligated, unless it otherwise agrees in writing, to issue a number of shares in excess of the Opsware Share Cap, which is calculated by dividing the total merger consideration, as calculated above, by $6.232. However, if the value calculated by multiplying the Opsware Share Cap by the Closing Stock Price is less than the total merger consideration, as calculated above, Tangram is not required to complete this transaction unless Opsware elects to issue additional shares of Opsware common stock (or cash in substitution of additional shares of Opsware common stock in a per share amount equal to the Closing Stock Price) so that the value of the merger consideration calculated by multiplying the Opsware Share Cap by the Closing Stock Price plus the value of such additional shares of Opsware common stock (or cash in substitution of additional shares of Opsware common stock) equals the total merger consideration. Opsware may not make an election to substitute cash, however, if this would cause the merger to no longer qualify for treatment as a tax-free “reorganization” under Section 368(a) of the Internal Revenue Code.

Assuming only for purposes of this discussion that Opsware issues consideration only in the form of its common stock and not cash (other than cash in lieu of fractional shares), at the effective time of the merger:

•	first, each dollar of Tangram debt held by Safeguard Scientifics and TBBH will be automatically converted into the right to receive a number of shares of Opsware common stock equal to the number obtained by dividing one by the Closing Stock Price. The shares of Opsware common stock are expected to have an aggregate value of approximately $1.85 million as of the closing date;

•	next, the outstanding shares of Tangram Series F convertible preferred stock will automatically be converted into the right to receive a number of shares of Opsware common stock equal to the number obtained by first multiplying the number of shares of Series F convertible preferred stock by the sum of $1,000 plus the accrued and unpaid dividends on the Series F convertible preferred stock and then dividing that amount by the Closing Stock Price and then dividing the resulting amount by the total number of shares of Series F preferred stock outstanding. The shares of Opsware common stock will have an aggregate value of $3.0 million plus the total amount of accrued dividends on the Tangram Series F convertible preferred stock through the closing date of the merger, which is expected to be approximately $825,000 as of the closing date; and

•

finally, each share of Tangram Series F convertible preferred stock (on an as-converted to common stock basis) and common stock will automatically be converted into the right to receive a number of shares of Opsware common stock equal to the number obtained by first deducting from the total merger consideration both the amount of debt held by Safeguard Scientifics and TBBH and the product obtained by multiplying the number of shares of Series F preferred stock by the sum of $1,000 plus the accrued and unpaid dividends on the Series F preferred stock and then dividing that amount by the Closing Stock Price and then dividing the resulting amount by the total number of shares of Series F preferred stock (on an as-converted to common stock basis) and common stock outstanding. It is expected that holders of Tangram common stock, based on the number of shares of Tangram common stock outstanding on November 30, 2003, will receive shares of Opsware common stock with an aggregate value of approximately $4.0 million, or $0.20 per Tangram share, as of the closing date.

In the event that Opsware elects to issue a combination of stock and cash, as described above, then the holders of Tangram debt, Series F preferred stock and common stock will receive such cash in the same proportion that the aggregate amount of cash bears to the aggregate amount of the merger consideration. The number of shares of Opsware common stock issuable in the merger will be proportionately adjusted for any stock split, stock dividend, reorganization, recapitalization, reclassification or similar event with respect to Opsware common stock or Tangram common stock between the date of the merger agreement and the closing date of the merger.

Tangram’s Stock Option Plans

Prior to the effective time of the merger, each outstanding, unexercised and unexpired stock option to purchase shares of Tangram common stock shall either terminate automatically by its terms or will be terminated with the consent of the holder. No options to purchase Tangram common stock will be assumed in the merger.

The Exchange Agent

Opsware’s transfer agent, American Stock Transfer & Trust Company, will act as exchange agent in the merger. Promptly after the merger, Opsware will deposit with the exchange agent shares of Opsware common stock to be exchanged for debt of Tangram and shares of Tangram capital stock and cash to be paid in lieu of any fractional shares of Opsware common stock.

Procedures for Exchanging Stock Certificates

Promptly after the effective time, Opsware will cause the exchange agent to mail to the holders of record of debt of Tangram and of Tangram capital stock a letter of transmittal and instructions on how to surrender their debt or Tangram stock certificates, as the case may be, in exchange for Opsware common stock certificates and cash for fractional shares representing the merger consideration. Holders of Tangram capital stock should not surrender their Tangram stock certificates until they receive the letter of transmittal from the exchange agent.

Upon surrendering their Tangram stock certificates, the letter of transmittal and any other documents required by the exchange agent, the holders of Tangram stock certificates will be entitled to a certificate representing that number of whole shares of Opsware common stock which that holder has the right to receive and cash in lieu of any fractional shares of Opsware common stock which the holder has the right to receive. Until surrendered to the exchange agent, outstanding Tangram stock certificates will be deemed from and after the effective time to evidence only the ownership of the number of full shares of Opsware common stock into which their shares of Tangram common stock were converted at the effective time and the right to receive an amount in cash for any fractional shares of Opsware common stock into which their shares of Tangram common stock were converted at the effective time.

Distributions with Respect to Unexchanged Shares

Until each Tangram shareholder surrenders his Tangram stock certificate in exchange for an Opsware stock certificate, that stockholder will not receive any dividends or other distributions declared or made by Opsware after the effective time of the merger. However, once that stockholder surrenders his or her Tangram stock certificate to the exchange agent, he or she will receive (i) an Opsware stock certificate, (ii) cash as payment for any fractional shares, and (iii) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the effective time of the merger.

No Fractional Shares

No fractional shares of Opsware common stock will be issued in connection with the merger. Instead, each holder of Tangram capital stock who would otherwise be entitled to a fractional share of Opsware common stock will receive cash. The amount of cash to be received by such Tangram shareholder will be equal to the fraction of such share that stockholder would have received multiplied by the average of the closing prices for a share of Opsware common stock for the five consecutive trading days ending on the trading day that is one trading day prior to the closing of the merger, which is referred to as the Closing Stock Price.

Representations and Warranties

In the merger agreement, Tangram made a number of representations and warranties to Opsware that relate to a number of matters, including:

•	its corporate organization, good standing and qualification to do business;

•	its power and authority to own, lease and operate its properties and to carry on its business;

•	its articles of incorporation and bylaws;

•	its lack of subsidiaries and ownership interests in other entities;

•	its capitalization;

•	its equity or partnership interests, or obligations to issue or encumber its securities or ownership interests;

•	its authority to enter into the merger agreement;

•	the effect of the merger, or entering into the merger agreement, on its outstanding obligations;

•	required consents, waivers and approvals;

•	regulatory approvals required to complete the merger;

•	its filings and reports with the SEC;

•	its financial statements and liabilities;

•	its disclosure controls and procedures;

•	changes in its business since September 30, 2003;

•	its taxes;

•	title to and operation of the properties it owns and leases;

•	its intellectual property, the other intellectual property that it uses and infringement of other intellectual property;

•	its collection and use of personally identifiable data;

•	its compliance with applicable laws;

•	permits required to conduct its business and compliance with those permits;

•	litigation with respect to Tangram;

•	its employee benefit plans;

•	its hazardous material activities and environmental liabilities;

•	its agreements, contracts and commitments;

•	its thirty highest revenue producing customers in 2003;

•	brokers’ and finders’ fees in connection with the merger;

•	its insurance;

•	information supplied by it in this proxy statement/prospectus and the related registration statement filed by Opsware;

•	approval of the merger agreement and the transactions contemplated thereby by its board of directors;

•	identification of its affiliates and transactions with related parties; and

•	its obligations with respect to indebtedness.

Opsware’s and, as the case may be, TES Acquisition Corp.’s, representations and warranties include representations as to:

•	its and the merger subsidiary’s corporate organization and authority and qualification to do business;

•	its and the merger subsidiary’s certificate of incorporation and bylaws;

•	its and the merger subsidiary’s capitalization;

•	authorization, execution and delivery of the merger agreement by it and the merger subsidiary;

•	the effect of the merger, or entering into the merger agreement, on its outstanding obligations;

•	regulatory or other approvals required to complete the merger;

•	its filings and reports with the SEC;

•	its financial statements;

•	its disclosure controls and procedures;

•	its compliance with applicable laws;

•	information supplied by it in this prospectus/proxy statement;

•	brokers’ and finders’ fees in connection with the merger;

•	approval by its board of directors;

•	changes in its business since July 31, 2003; and

•	litigation with respect to Opsware.

The representations and warranties in the merger agreement are complicated and are not easily summarized. Opsware and Tangram urge you to read carefully the articles in the merger agreement entitled “Representations and Warranties of Tangram,” and “Representations and Warranties of Opsware and TES Acquisition Corp.”

Conduct of Business of Tangram Pending the Merger

Tangram has agreed that until the closing (or the merger agreement terminates), or unless Opsware consents in writing, Tangram will conduct its business in the usual, regular and ordinary course, in substantially the same manner in which it was conducted prior to December 4, 2003, and pay its debts and taxes when due, and pay or perform its other material obligations. Tangram has also agreed to use all reasonable efforts consistent with past practices and policies to:

•	carry on and preserve its business at the level presently conducted;

•	keep intact its present business organization;

•	keep available the services of its present officers and employees; and

•	maintain its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings.

In addition, until the closing (or the merger agreement terminates), or unless Opsware consents in writing, Tangram has agreed to conduct its business in compliance with specific restrictions relating to the following:

•	waiving any stock repurchase rights, accelerating, amending or changing the period of exercisability for options granted under its stock plans, repricing of, or paying cash in exchange for, stock options granted under its stock plans, or granting any stock appreciation right or similar arrangement to any person;

•	granting any severance or termination pay except under written agreements or policies then in effect on the date of the merger agreement, adopting any new severance plans or entering into any employment-related agreement with any person;

•	transferring, licensing or modifying in any material respect intellectual property other than non-exclusive licenses entered into in the ordinary course of Tangram’s business and consistent with past practice;

•	declaring or paying dividends or making other distributions, or effecting any stock splits or combinations, with respect to its capital stock;

•	purchasing or redeeming shares of its capital stock except repurchases of unvested shares in connection with employee terminations;

•	issuing, authorizing or encumbering, or obligating itself to issue, authorize or encumber, Tangram securities other than issuances of Tangram common stock upon exercise of outstanding options;

•	amending its charter or bylaws or the charter or bylaws of any of its subsidiaries;

•	acquiring or agreeing to merge or consolidate with or acquire the assets of, or making equity investments in, other entities, or otherwise acquiring or agreeing to acquire any assets that are individually or collectively material to the business of Tangram, or enter into any strategic relationships or alliances;

•	selling, leasing, licensing, encumbering or otherwise disposing of property or assets that are material to the business of Tangram other than non-exclusive software licenses for less than $5,000 in the ordinary course of Tangram’s business and consistent with past practice;

•	incurring or guaranteeing indebtedness, issuing or selling any debt securities or rights to such debt securities, or entering into any agreement to maintain financial statement condition, except in each case in the financing of trade payables in the ordinary course of business consistent with past practice or under existing credit facilities in the ordinary course of business consistent with past practice;

•	adopting or amending any employee benefit plan;

•	increasing compensation or benefits to or paying any bonuses to any employee, director or consultant of Tangram other than in the ordinary course of business consistent with past practice, or entering into any employment arrangement under which the benefits are contingent, or the terms are materially altered in favor of the employee, upon the closing of the merger or similar events;

•	materially changing any management policy or procedures;

•	making any material capital expenditures other than in the ordinary course of business in excess of $25,000 individually or $50,000 in the aggregate;

•	materially modifying or terminating contracts or waiving, releasing or assigning any material contractual rights or claims;

•	acquiring or licensing intellectual property, other than licenses, distribution contracts or other similar contracts entered into in the ordinary course of business consistent with past practice;

•	revaluing assets or changing accounting practices;

•	engaging in any action with the intention to adversely impact the merger or the transactions contemplated by the merger agreement;

•	lending funds, advancing credit, or making capital contributions to another person;

•	electing or changing an election, agreeing to a settlement or compromise, or changing any accounting method with respect to material taxes;

•	paying, discharging, settling or satisfying any claims, liabilities or obligations, or litigation, except for claims, liabilities or litigation reserved against or reflected in Tangram’s financial statements under the terms thereof, or paid, discharged, settled or satisfied in the ordinary course of business and not in excess of $25,000 individually or $50,000 in the aggregate;

•	waiving, modifying, terminating or otherwise failing to enforce any agreement covering Tangram’s confidential information;

•	granting any exclusive rights with respect to the intellectual property of Tangram;

•	entering into or renewing any agreement that would materially restrict the business of Tangram, Opsware or the company surviving the merger;

•	take any action that would reasonably be expected to cause the merger to fail to qualify as a “reorganization” under specific tax laws;

•	hiring new employees or entering into any employment-related agreements;

•	terminating any of the employees to provide transition services to Opsware or to be retained by Opsware;

•	entering into any commitment under which total payments would exceed an $50,000 in the aggregate;

•	discounting, reducing or otherwise modifying the Company’s indebtedness; or

•	agreeing or committing to take any of the actions described above.

It is a condition to Opsware’s obligation to close the merger that Tangram have satisfied all of its severance obligations and paid all of its merger expenses prior to the closing. If Tangram has satisfied this condition and if it has been able to otherwise reduce the amount of its severance obligations, it may distribute the cash savings attributable to this reduction as determined by Tangram’s board.

The agreements related to the conduct of Tangram’s business in the merger agreement are complicated and not easily summarized. We urge you to read the section in the merger agreement entitled “Conduct of Business by Company” carefully.

No Other Negotiations

Until the merger is completed or the merger agreement is terminated, Tangram will not, nor will it authorize or permit any of its officers, directors, affiliates or employees or any advisor or other representative to:

•	solicit, encourage or facilitate the making of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, as described below;

•	disclose any nonpublic information relating to Tangram in connection with, or enter into, participate in, maintain or continue any discussions or negotiations regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•	agree to, accept, recommend or endorse any Acquisition Proposal;

•	submit any Acquisition Proposal to the vote of any security holders of Tangram;

•	withdraw or modify the approval of Tangram’s board of directors of the merger agreement and/or any transactions contemplated by the merger agreement;

•	enter into any letter of intent or other contract contemplating or otherwise relating to any Acquisition Proposal; or

•	take any action or position inconsistent with, or withdraw or modify, the recommendation of Tangram’s board of directors in favor of approval of the merger agreement, subject to the board of directors’ fiduciary duties.

However, if Tangram’s shareholders have not yet approved the merger and Tangram receives an unsolicited, written, bona fide Acquisition Proposal that its board of directors concludes in good faith (after receiving advice from its outside legal counsel and a financial advisor of national standing) is reasonably likely to result in a Superior Offer, as defined below, Tangram may deliver or make available nonpublic information regarding it to, and may enter into discussions with, the person who has made (and not withdrawn) that Acquisition Proposal, if:

•	neither Tangram nor its representatives shall have violated the provisions described in the bullets above relating to other negotiations;

•	Tangram’s board of directors concludes in good faith, after receipt of advice from of its outside legal counsel, that taking such action is necessary to comply with its fiduciary duties to Tangram under Pennsylvania law;

•	Tangram notifies Opsware in writing within 24 hours of Tangram’s receipt of the Acquisition Proposal of the identity of the person making the Acquisition Proposal, all of the material terms and conditions of the Acquisition Proposal and Tangram’s intent to deliver or make available non-public information to, or enter into discussions with, with such person;

•	prior to delivering or making available any non-public information to, or entering into such discussion with, such person, Tangram receives from such person an executed confidentiality agreement containing terms at least as restrictive with respect to Tangram’s confidential information as the confidentiality agreement between Opsware and Tangram; and

•	it delivers the non-public information to Opsware, if not previously provided, at the same time that it delivers or makes available that information to the person that has submitted the Acquisition Proposal

An Acquisition Proposal is any offer or proposal (other than by Opsware) relating to the following:

•	any acquisition or purchase of more than a 20% interest in the total outstanding voting securities of Tangram;

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the total outstanding voting securities of Tangram;

•	any merger, consolidation, business combination or similar transaction involving Tangram pursuant to which Tangram’s shareholders immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction;

•	any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of any material portion of Tangram’s assets; or

•	any liquidation or dissolution of Tangram.

A Superior Offer means an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination:

•	all or substantially all of the assets of Tangram; or

•	a majority of the total outstanding voting securities of Tangram.

and, as a result of which the stockholders of Tangram immediately preceding the transaction would hold less than 50% of the equity interests in the surviving or resulting entity of the transaction or any parent or subsidiary, on terms that its board in good faith concludes (after receiving advice from its outside legal counsel and from its financial advisor of national standing), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer, to be more favorable, from a financial point of view, to its shareholders than the terms of the merger and is reasonably likely to be consummated.

The Tangram board of directors may withhold, withdraw, amend or modify its recommendation in favor of the merger proposal if, prior to its shareholders meeting:

•	Tangram receives a Superior Offer that is not withdrawn;

•	Tangram provides written notice to Opsware no later than 24 hours after receiving the Superior Offer, advising that Tangram has received a Superior Offer and that it intends (or may intend) to change its recommendation and the manner and timing in which it intends (or may intend) to do so, specifying all the material terms and conditions of, and identifying the third party making, the Superior Offer;

•	Tangram provides to Opsware a copy of all written and other materials and information delivered or made available to that person or group, together with a complete list identifying all such materials and information;

•	Opsware does not, within three business days after receiving the written notice, make an offer that Tangram’s board of directors determines by majority vote in its good faith judgment (after consulting with a financial advisor of national standing) to be at least as favorable to Tangram’s shareholders as the Superior Offer;

•	the Tangram board of director concludes in good faith, after receiving advice from its outside counsel, that, in light of the Superior Offer, that withholding, withdrawing, amending or modifying its recommendation is necessary to comply with its fiduciary duties under Pennsylvania law; and

•	Tangram has not violated the restrictions in the merger agreement regarding other negotiations or changing its board recommendation in favor of the merger proposal.

Even if Tangram’s board of directors’ recommendation is withheld, withdrawn, amended or modified, Tangram must nevertheless hold and convene its shareholder meeting. Tangram also has agreed to provide Opsware with prior notice of any meeting of its board at which its board of directors’ is reasonably expected to consider any Acquisition Proposal to determine whether the Acquisition Proposal constitutes a Superior Offer.

Tangram has agreed to inform Opsware orally and in writing as promptly as practicable and in any event within 24 hours of any Acquisition Proposal, any request for non-public information or any other inquiry of Tangram which could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions of that Acquisition Proposal, request or inquiry, and the identity of the person making that Acquisition Proposal, request or inquiry. In addition, Tangram will keep Opsware informed as promptly as practicable in all material respects of the status and details (including any amendments, modifications or proposed amendments or modifications) of any such Acquisition Proposal, request or inquiry. Tangram has also agreed to provide Opsware as promptly as practicable a copy of all written and other materials and information provided to it in connection with any such Acquisition Proposal, request or inquiry.

Director and Officer Indemnification

The merger agreement provides that, from and until the sixth anniversary of the merger, with respect to Tangram’s directors and officers immediately prior to the merger, Opsware will fulfill the obligations of Tangram pursuant to any indemnification provisions under Tangram’s articles of incorporation and bylaws in effect on December 4, 2003, and any indemnification contracts between Tangram and such persons, with respect to any claims arising out of acts or omissions occurring at or prior to the merger. This indemnification will not apply to any claim or matter than relates to a willful or intentional breach of a representation, warranty or covenant made by Tangram in connection with the merger agreement or made by one of its shareholders in connection with the voting agreements.

The merger agreement also provides that for six years following the merger, with respect to Tangram’s directors and officers immediately prior to the merger, Opsware will maintain, if available, directors’ and officers’ liability insurance comparable to Tangram’s existing policy. Opsware will not be required to pay more than $375,000 on an aggregate basis to maintain this policy.

Conditions to Closing the Merger

Opsware’s and Tangram’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following conditions before the closing:

•	the merger agreement and the merger must be approved by shareholders of Tangram;

•	Opsware’s registration statement, of which this proxy statement/prospectus is a part, must be effective, no stop order suspending its effectiveness may be in effect and no proceedings for suspending its effectiveness shall have been issued and no proceeding for that purpose, and no similar proceeding related to the joint proxy statement/prospectus, shall have been initiated or threatened in writing by the SEC;

•	no governmental entity shall have enacted or issued any law, regulation or order that has the effect of making the merger illegal or otherwise prohibiting the closing;

•	the shares of Opsware common stock to be issued in the merger must be authorized for quotation on the Nasdaq Stock Market, subject to notice of issuance; and

•	there shall not be pending or overtly threatened any action or proceeding by a governmental entity seeking to:

•	restrain or prohibit the merger; or

•	seeking to require Opsware to divest the shares or assets of Tangram it acquires.

Tangram’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions:

•	the representations and warranties of Opsware and TES Acquisition Corp. contained in the merger agreement, disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect or any similar standard or qualification, must be true and correct as of December 4, 2003 and as of the date of closing with the same force and effect as if made on that date (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), except where the failure of such representations or warranties to be true or correct would not be, individually or in the aggregate, material to Opsware or the merger subsidiary’s ability to consummate the merger or to perform its obligations under the merger agreement; provided, that the representations and warranties of Opsware and TES Acquisition Corp. in specified sections of the merger agreement related to their authority to enter into the merger agreement, capitalization, conflicts with their respective certificates of incorporation and required consents, waivers and approvals must be true and correct in all material respects.

•	Opsware and TES Acquisition Corp. must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the closing;

•	the aggregate value of the consideration paid by Opsware in connection with the merger shall be greater than or equal to $10 million, subject to reduction based on Tangram’s net cash assets, maintenance run rate and payment of its severance obligations and merger expenses as of the closing date; and

•	Tangram must have received from its tax counsel an opinion to the effect that the merger will constitute a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code.

Opsware’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions:

•	the representations and warranties of Tangram contained in the merger agreement, disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect or any similar standard or qualification, must be true and correct as of December 4, 2003 and as of the date of closing with the same force and effect as if made on that date (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), except where the failure of such representations or warranties to be true or correct would not have, individually or in the aggregate, a material adverse effect on Tangram; provided, that the representations and warranties of Tangram in specified sections of the merger agreement related to its authority to enter into the merger agreement, capitalization, its obligation to issue or encumber its securities or ownership interests, conflicts with its articles of incorporation and required consents, waivers and approvals must be true and correct in all material respects.

•	Tangram must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by Tangram on or before the closing of the merger;

•	no material adverse effect with respect to Tangram shall have occurred since December 4, 2003 and be continuing;

•	there shall be no options or warrants outstanding to purchase Tangram capital stock;

•	Tangram’s stock option plans shall have been terminated and each holder of an unexercised option that has not terminated at the closing shall have executed a consent to the termination of the option;

•	Tangram shall have delivered (a) resolutions adopted by its board of directors authorizing the termination of all of Tangram’s employee plans requested by Opsware to be terminated and (b) an amendment to its 401(k) Plan that is sufficient to assure compliance with all applicable requirements of the Internal Revenue Code and regulations thereunder so the tax-qualified status of the 401(k) Plan will be maintained at the time of its termination.

•	the number of shares with respect to which Tangram shareholders have exercised their dissenters’ rights does not exceed 5% of all of the Tangram capital stock (on an as-converted basis) outstanding immediately prior to the effective time;

•	Tangram shall have obtained certain third party consents, approvals, assignments, waivers or authorizations specified by Opsware;

•	each of the individuals identified in the merger agreement shall have entered into non-solicitation agreements;

•	each of the individuals identified by Tangram shall have executed an affiliate agreement;

•	holders of company indebtedness, excluding trade debt incurred in the ordinary course of business, shall have consented to conversion and satisfaction of their indebtedness;

•	the amount of annual support and maintenance fees under Tangram customer contracts at the closing shall be at least 80% of the amount existing on December 4, 2003;

•	audits of certain of Tangram’s financial statements shall have been completed;

•	Tangram shall have paid and shall have sufficient cash to pay:

•	the aggregate amount of cash severance and the dollar value of benefits payable under contracts with its employees; and

•	all costs and expenses reasonably incurred by Tangram in connection with the merger in excess of $300,000;

•	there is no litigation pending by any Tangram shareholder which could result in any material liability to Opsware or TES Acquisition Corp. or give rise to any claim related to Tangram indemnification of its officers and directors, unless certain shareholders of Tangram agree to indemnify Opsware for any amounts arising from such litigation;

•	Tangram shall have no continuing liability with respect to premium payments owing on its Directors’ and Officers’ insurance policy for the policy year ended November 30, 2003; and

•	Tangram’s actual net cash assets, consisting of cash, certain accounts receivable and prepaid expenses, less its accounts payable and all other liabilities (other than the debt held by Safeguard Scientifics and TBBH and deferred revenue) at closing shall not be more than $650,000 less than the amount projected by Tangram on December 4, 2003, to be the net cash assets at closing.

A material adverse effect is defined to be any event, change, violation, inaccuracy, circumstance or effect that, individually or in the aggregate, or is reasonably likely to be, materially adverse to the financial condition, properties, employees, tangible and intangible assets, business, operations or results of operations of the applicable party taken as a whole with its subsidiaries, except to the extent that any such event, change, violation, inaccuracy, circumstance or effect primarily and directly results from:

•	changes in the market price of Opsware or Tangram common stock;

•	changes in United States general economic changes, so long as the changes do not affect the applicable party in a substantially disproportionate manner relative to its competitors;

•	changes affecting the industry generally in which the company operates, so long as the change does not affect the company in a disproportionate manner relative to its competitors; or

•	the announcement or pendency of the merger agreement or the merger.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to closing the merger, whether before or after obtaining the approval of the Tangram shareholders:

•	by Opsware and Tangram upon mutual written consent duly authorized by their respective boards of directors;

•	by Opsware or Tangram:

•	if the merger has not been consummated by June 4, 2004, provided that this date will be automatically extended if the registration statement of which this proxy statement/prospectus forms a part is not declared effective within 45 days after its initial filing by a number of days equal to the days between the 45th day after the filing and the date on which the registration statement is declared effective, except that the right to terminate the merger agreement under this provision is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur by June 4, 2004, and this action or failure to act constitutes a material breach of the merger agreement;

•	if a governmental authority has issued a final nonappealable order, decree or ruling or taken any other action, in any case having the effect of permanently enjoining, restraining or prohibiting the merger;

•	if the merger is not approved by Tangram’s shareholders, except that the right to terminate the merger agreement under this provision is not available to Tangram where the failure to obtain its shareholder approval was caused by Tangram’s action or failure to act, and this action or failure to act constitutes a breach of the merger agreement;

•	by Opsware:

•	at any time prior to the approval of the merger agreement by Tangram’s shareholders if a Triggering Event, as described below, occurs;

•	upon a breach of any representation, warranty, covenant or agreement on the part of Tangram, or if any of Tangram’s representations or warranties are or become untrue, so that the corresponding condition to closing the merger would not be met, or if a material adverse effect on Tangram has occurred; however, Opsware may not terminate the merger agreement under this provision if it is at that time in material breach of the merger agreement or if Tangram’s breach or inaccuracy is curable prior to June 4, 2004, Tangram continues to exercise all reasonable efforts to cure the breach or inaccuracy and Tangram cures the breach or inaccuracy within 30 days or such material adverse effect within 45 days after delivery of written notice from Tangram of the breach or inaccuracy or material adverse effect; or

•	by Tangram upon a breach of any representation, warranty, covenant or agreement on the part of Opsware, or if any of Opsware’s representations or warranties are or become untrue, so that the corresponding condition to closing the merger would not be met; however, Tangram may not terminate the merger agreement under this provision if it is at that time in material breach of the merger agreement or if Opsware’s breach or inaccuracy is curable prior to June 4, 2003, Opsware continues to exercise all reasonable efforts to cure the breach or inaccuracy and Opsware cures the breach or inaccuracy within 30 days after delivery of written notice from Tangram of the breach or inaccuracy.

A Triggering Event will be deemed to have occurred if:

•	Tangram’s board of directors or any committee withholds, withdraws, amends or modifies in a manner adverse to Opsware its recommendation in favor of the approval of the merger agreement or publicly recommends any Acquisition Proposal, as described above;

•	Tangram fails to include in this proxy statement/prospectus the recommendation of its board of directors in favor of the approval of the merger agreement;

•	Tangram’s board of directors fails to reaffirm its recommendation in favor of approval of the merger agreement within ten business days after Opsware requests in writing that this recommendation be reaffirmed;

•	Tangram receives an Acquisition Proposal and Tangram’s board does not, within ten business days after the receipt, reject the Acquisition Proposal and reaffirm its recommendation in favor of approval of the merger agreement;

•	Tangram enters into a letter of intent or other contract accepting an Acquisition Proposal;

•	Tangram shall have knowingly and materially breached the non-solicitation provisions of the merger agreement or the provisions of the merger agreement relating to holding the Tangram’s shareholder meeting and recommending approval of the merger; or

•	a tender or exchange offer relating to the securities of Tangram is commenced by a person unaffiliated with Opsware, and Tangram does not send to its shareholders within ten business days after the tender or exchange offer is first commenced a statement disclosing that Tangram recommends rejection of the tender or exchange offer.

Termination Fee and Expenses

Tangram has agreed to pay Opsware a termination fee, or “break-up fee,” equal to $300,000 plus Opsware’s actual expenses incurred in connection with the merger up to an additional $300,000 if Opsware terminates the merger agreement, before approval of the merger agreement by Tangram shareholders, because a Triggering Event, as described above, has occurred. Tangram has also agreed to pay this termination fee if:

•	Opsware or Tangram terminate the merger agreement because the merger has not been consummated by June 4, 2004, provided that this date will be automatically extended if the registration statement of which this proxy statement/prospectus forms a part is not declared effective within 45 days after its initial filing by a number of days equal to the days between the 45th day after the filing and the date on which the registration statement is declared effective; or

•	Opsware or Tangram terminate the merger agreement because the Tangram shareholders fail to approve the merger agreement.

However, if a Triggering Event has not occurred before the termination described in the two bullets above, the termination fee will be paid only if:

•	prior to termination of the merger agreement, an Acquisition Proposal, as described above, with respect to Tangram is publicly announced; and

•	within 12 months of the termination of the merger agreement, either that Acquisition Proposal is consummated or Tangram enters into an agreement for that Acquisition Proposal, whether during or after the 12-month period.

If the merger is consummated, Opsware will pay up to $300,000 of Tangram’s expenses incurred in connection with the merger, and Tangram shareholders will pay Tangram’s expenses in excess of $300,000. Such excess merger expenses will be deducted from the total merger consideration. Otherwise, all fees and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the merger agreement may be amended by mutual written consent of Opsware, TES Acquisition Corp. and Tangram. Any amendment proposed after obtained the required approval of Tangram’s shareholders may not be made without the further approval of Tangram’s shareholders, if required by the rules of any relevant stock exchange or the NASDAQ National Market. At any time prior to completion of the merger, any party to the merger agreement may extend the other’s time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other’s representations or warranties made to such party and waive compliance by the other with any of the agreements or conditions benefiting such party contained in the merger agreement.

RELATED AGREEMENTS

Voting Agreements

Agreement to Vote. Safeguard Scientifics, through two of its wholly owned subsidiaries and TBBH Investments Europe AG have entered into a voting agreement with Opsware. Each of these Tangram shareholders has agreed to vote all of its shares of Tangram capital stock, including shares of Tangram capital stock acquired after the date of the voting agreements, as follows:

•	in favor of approval of the merger agreement and any actions required in furtherance of the merger;

•	against approval of any proposal opposing or competing with the merger and the transactions contemplated under the merger agreement, including any proposal for the acquisition or purchase of Tangram’s assets or capital stock by a third party;

•	against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Tangram under the merger agreement or of such shareholder under the Voting Agreement; and

•	against any other matter that could reasonably be expected to, impede, delay, or materially and adversely affect the consummation of the merger.

Alternate Transaction Fee. In addition, these shareholders have agreed to pay to Opsware the amounts described below in the event that:

•	the merger agreement is terminated by Opsware because the requisite Tangram shareholder vote to approve the merger is not obtained or a Triggering Event, as described in the section “The Merger Agreement — Termination Fee and Expenses,” occurs; and

•	within one year of this termination, Tangram enters into an acquisition or purchase of Tangram’s assets or capital stock with a party other than Opsware.

The amount these shareholders have agreed to pay to Opsware, subject to the limitations described below, equals the difference between:

•	the aggregate amount of consideration received by the shareholder with respect to shares of Tangram capital stock in any acquisition or purchase of Tangram’s assets or capital stock by a third party; and

•	the aggregate amount of consideration that would have been received by the shareholder with respect to shares of Tangram capital stock if the merger with Opsware had occurred pursuant to the merger agreement.

Each of these shareholders is responsible for paying to Opsware 100% of this difference up to $1,500,000, and 50% of the any difference exceeding $1,500,000.

Shares Owned. These shareholders have the right, as of the Tangram record date, to vote a total of 12,577,147 shares of Tangram common stock or approximately 66.1% of the outstanding shares of Tangram common stock (including the Series F convertible preferred stock on an as-converted to common stock basis) as of the Tangram record date. Accordingly, the vote of the shareholders who have entered into the voting agreements is sufficient to approve the merger.

Each of these shareholders has also granted to the Opsware board of directors an irrevocable proxy to vote the shares of Tangram capital stock subject to the voting agreement in accordance with its terms and has agreed not to exercise any dissenters’ rights they may have or could potentially have or acquire in connection with the merger.

Transfer Restrictions. The voting agreement prohibits the signing shareholders from selling or disposing of any shares or options of Tangram common stock or Series F preferred stock owned directly or indirectly by the signing shareholders, except to wholly-owned subsidiaries of the signing shareholders that agree in writing to be bound by the terms and conditions of the voting agreement or pursuant to a purchase of Tangram’s assets or capital stock that Tangram’s board of directors determines to be superior to that of Opsware’s offer.

Termination. The obligations under the voting agreements and the irrevocable proxies will terminate upon the earlier to occur of the termination of the merger agreement and the consummation of the merger. The voting agreements provide that such agreements will not, and it is the intent of the parties that the voting agreements will not, preclude any member of the board of directors of Tangram from exercising its fiduciary duty as required by applicable law. In addition, if Tangram receives an unsolicited, written bona fide acquisition proposal that its board of directors determine in good faith is reasonably likely to result in a transaction that is superior to that proposed with Opsware, and Tangram’s board of directors concludes that it is necessary to change its recommendation in favor of the merger with Opsware, the obligations of these shareholders to vote their shares of capital stock shall terminate.

Non-Solicitation Agreements

Commencing at the effective date of the merger and continuing for a period of one year, each of Ronald R. Nabors, John N. Nelli and Norman L. Phelps has agreed that he will not directly or indirectly interfere with or take away or attempt to take away any suppliers or customers of Opsware who are suppliers or customers of Tangram immediately prior to the merger, including attempting to sell, license or provide the same or similar products or services as are provided by Opsware to any such customers. Each has further agreed that during such one-year period, he will not directly or indirectly solicit, induce or attempt to induce any employee or consultant of any affiliate, parent or subsidiary of, or successor corporation to, Opsware or Tangram to terminate his or her employment or consulting relationship with such entity.

Transition Services Agreements

Commencing at the effective date of the merger and continuing for a period of thirty days, each of Mr. Nabors, Mr. Nelli and Mr. Phelps may agree to provide transition consulting services to Opsware for payment equal to the amount of his gross monthly salary prior to the effectiveness of the merger.

UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA

OF OPSWARE AND TANGRAM

The following unaudited pro forma condensed combined consolidated balance sheet as of October 31, 2003 and the unaudited pro forma condensed combined consolidated statements of operations for the year ended January 31, 2003 and nine months ended October 31, 2003 are based on the audited historical consolidated financial statements of Opsware and Tangram for the fiscal year ended January 31, 2003 and December 31, 2002, respectively, the unaudited historical condensed consolidated financial statements of Opsware and Tangram for the nine months ended October 31, 2003 and September 30, 2003, respectively, and the assumptions, estimates and adjustments described in the notes to the unaudited pro forma condensed combined consolidated financial statements. The assumptions, estimates and adjustments are preliminary and have been made solely for purposes of developing such pro forma information.

The unaudited pro forma condensed combined consolidated balance sheet gives effect to the proposed merger of Opsware and Tangram as if it had occurred on October 31, 2003 and, due to different fiscal period ends, combines the historical unaudited balance sheet of Opsware at October 31, 2003 and the historical unaudited balance sheet of Tangram at September 30, 2003. The unaudited pro forma condensed combined consolidated statements of operations for Opsware and Tangram for the year ended January 31, 2003 give effect to the proposed merger of Opsware and Tangram as if it had occurred on February 1, 2002 and, due to different fiscal period ends, combines the historical audited results of Opsware for the period ended January 31, 2003 and the historical audited results of Tangram for the period ended December 31, 2002. The unaudited pro forma condensed combined consolidated statements of operations for Opsware and Tangram for the nine months ended October 31, 2003 give effect to the proposed merger of Opsware and Tangram as if it had occurred on February 1, 2003 and, due to different fiscal period ends, combines the historical unaudited results of Opsware for the period ended October 31, 2003 and the historical unaudited results of Tangram for the period ended September 30, 2003.

Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma condensed combined consolidated financial statements, is allocated to the net tangible and intangible assets of Tangram acquired in connection with the proposed merger, based on their estimated fair values as of the completion of the proposed merger. A preliminary valuation was conducted to determine the estimated fair values of a significant portion of these assets. This preliminary valuation has been considered in management’s estimates of the fair values reflected in these unaudited pro forma condensed combined consolidated financial statements. A final determination of these fair values, which cannot be made prior to the completion of the merger, will include management’s consideration of a final valuation. This final valuation will be based on the actual net tangible and intangible assets of Tangram that exist as of the date of completion of the merger.

Further, the unaudited pro forma condensed combined consolidated financial statements do not include all adjustments regarding liabilities resulting from integration planning, as management is in the process of making these assessments and, therefore, estimates of all these liabilities are not currently known. However, additional liabilities ultimately may be recorded for severance and/or other costs associated with removing redundant operations that could affect amounts in these pro forma condensed combined consolidated financial statements and their effects may be material.

These unaudited pro forma condensed combined consolidated financial statements have been prepared based on preliminary estimates of fair values of the net assets assumed. Amounts allocated to intangible assets may change significantly, which could result in a material change in amortization of intangible assets. Therefore, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined consolidated financial statements. The impact of ongoing integration activities, the timing of completion of the merger, and other changes in Tangram’s net tangible and intangible assets, which occur prior to completion of the merger, as well as the receipt of the final valuation, could cause material differences from the unaudited pro forma condensed combined consolidated financial information presented.

The unaudited pro forma condensed combined consolidated financial statements should be read in conjunction with the historical audited and unaudited consolidated financial statements and accompanying notes of Opsware and Tangram included and/or incorporated by reference into this joint proxy statement/prospectus, and the summary selected historical consolidated financial data included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined consolidated financial statements are not intended to represent or be indicative of the consolidated results of operations or financial condition of Opsware that would have been reported had the merger been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the merged entity.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

BALANCE SHEET

As of October 31, 2003

(in thousands)

	Historical		Pro Forma
	Opsware October 31, 2003	Tangram September 30, 2003	Adjustments			Combined
ASSETS
Current assets:
Cash and cash equivalents	$53,242	$1,410	$			$54,652
Accounts receivable, net	3,168	1,232				4,400
Prepaid expenses and other current assets	2,987	290				3,277

Total current assets	59,397	2,932				62,329
Property and equipment, net	4,262	106				4,368
Restricted cash	2,920	—				2,920
Prepaid rent	3,197	—				3,197
Intangible assets and deferred software costs	—	3,956		(3,956	)(m)	5,500
				2,500	(a)
				3,000	(b)
Goodwill	—	1,415		(1,415	)(c)	4,935
				2,920	(d)
				1,395	(h)
				245	(i)
				375	(j)
Other assets	855	15				870

Total assets	$70,631	$8,424		$5,064		$84,119

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$419	$237	$			$656
Accrued data center facility costs	6,850	—				6,850
Other accrued liabilities	5,415	565		1,395	(h)	8,934
				245	(i)
				375	(j)
				939	(e)
Advances from customers	2,540	—				2,540
Deferred revenue, current portion	6,126	2,622		(2,329	)(k)	6,419
Accrued restructuring costs, current portion	454	—				454
Capital lease obligations, current portion	34	—				34
Current portion of long-term debt, shareholders	—	1,823		(1,823	)(l)	—

Total current liabilities	21,838	5,247		(1,198)		25,887
Deferred revenue, net of current portion	1,581	—				1,581
Accrued restructuring costs, net of current portion	2,287	—				2,287
Other liabilities	—	727		(688	)(n)	39
Stockholders’ equity	44,925	2,450		6,950	(f)	54,325

Total liabilities and stockholders’ equity	$70,631	$8,424		$5,064		$84,119

See Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF OPERATIONS

Year Ended January 31, 2003

(in thousands, except per share amounts)

	Historical		Pro Forma
	Opsware January 31, 2003	Tangram December 31, 2002	Adjustments			Combined
Net revenue	$37,703	$11,580	$			$49,283
Cost of revenue*	51,996	4,506		71	(g)
				625	(a)	57,198
Research and development*	12,656	1,499		112	(g)	14,267
Sales and marketing*	17,696	4,879		102	(g)	22,677
General and administrative*	11,281	1,982		55	(g)	13,318
Depreciation and amortization	—	340		(340	)(g)	—
Restructuring costs, net	19,682	906				20,588
Reversal of deferred stock compensation	(14,303)	—				(14,303)
Amortization of acquired intangible assets	—	—		750	(b)	750

Total costs and expenses	99,008	14,112		1,375		114,495

Loss from operations	(61,305)	(2,532)		(1,375)		(65,212)
Gain on sale of assets and liabilities related to Managed Services Business	50,660	—				50,660
Gain from retirement of senior discount notes	8,736	—				8,736
Interest and other income (expense), net	162	(180)				(18)

Loss before income taxes	(1,747)	(2,712)		(1,375)		(5,834)
Provision for income taxes	(1,500)	—				(1,500)

Net loss before preferred stock dividend	(3,247)	(2,712)		(1,375)		(7,334)
Preferred stock dividend	—	(264)				(264)

Net loss applicable to common stockholders	$(3,247)	$(2,976)		$(1,375)		$(7,598)

Basic and diluted net loss available to common stockholders per share	$(0.05)	$(0.15)				$(0.10)

Shares used to compute basic and diluted net loss applicable to common stockholders per share	71,535	19,739		(18,135)		73,139

* Excludes reversal of deferred stock compensation of the following (1):
Cost of revenue	$(4,116)	$—				$(4,116)
Research and development	(1,127)	—				(1,127)
Sales and marketing	(2,279)	—				(2,279)
General and administrative	(6,781)	—				(6,781)

Total reversal of deferred stock compensation	$(14,303)	$—				$(14,303)

(1)	Given the non-cash nature of the expense, we believe presenting reversal of deferred stock compensation in a separate line item more accurately reflects the results of our individual operating expense categories.

See Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF OPERATIONS

Nine Months Ended October 31, 2003

(in thousands, except per share amounts)

	Historical		Pro Forma
	Opsware October 31, 2003	Tangram September 30, 2003	Adjustments		Combined
Net revenue	$11,816	$7,608	$—		$19,424
Cost of revenue*	3,187	2,791	23	(g)	6,470
			469	(a)
Research and development*	6,608	802	34	(g)	7,444
Sales and marketing*	6,501	2,562	38	(g)	9,101
General and administrative*	7,060	1,213	15	(g)	8,288
Depreciation and amortization	—	110	(110	)(g)	—
Restructuring costs, net	1,184	—			1,184
Amortization of deferred stock compensation	445	—			445
Amortization of acquired intangible assets	—	—	563	(b)	563

Total costs and expenses	24,985	7,478	1,032		33,495

Income (loss) from operations	(13,169)	130	(1,032)		(14,071)
Gain on sale of assets and liabilities related to Managed Services Business	1,184	—			1,184
Interest and other income (expense), net	2,944	(98)			2,846

Net income (loss) before preferred stock dividend	(9,041)	32	(1,032)		(10,041)
Preferred stock dividend	—	(212)			(212)

Net loss available to common stockholders	$(9,041)	$(180)	$(1,032)		$(10,253)

Basic and diluted net loss applicable to common stockholders per share	$(0.12)	$(0.01)			$(0.13)

Shares used to compute basic and diluted net loss applicable to common stockholders per share	78,060	19,802	(18,198)		79,664

* Excludes amortization (reversal) of deferred stock compensation of the following (1):
Cost of revenue	$155	$—			$155
Research and development	192	—			192
Sales and marketing	145	—			145
General and administrative	(47)	—			(47)

Total amortization of deferred stock compensation	$445	$—			$445

(1)	Given the non-cash nature of the expense, we believe presenting amortization (reversal) of deferred stock compensation in a separate line item more accurately reflects the results of our individual operating expense categories.

See Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Pro Forma Presentation

On December 4, 2003, Opsware and Tangram entered into an agreement and plan of merger, which upon completion will result in Tangram becoming a wholly-owned subsidiary of Opsware in a transaction to be accounted for using the purchase method. For a discussion regarding the primary reasons for the merger, please see “The Merger—Opsware’s Reasons for the Merger” and “The Merger—Tangram’s Reasons for the Merger.” A total estimated purchase price of approximately $10.9 million, which includes Opsware common stock valued at $10.0 million and estimated direct transaction costs of $939,000, was used for purposes of preparing the unaudited pro forma condensed combined consolidated financial statements.

The aggregate consideration of $10.0 million to be paid by Opsware in connection with the merger is subject to reductions based on Tangram’s net cash assets, maintenance run rate and payment of its severance obligations and merger expenses, each as of the closing date, these adjustments are as follows:

•	under the maintenance run rate adjustment, if the amount of annual support and maintenance fees under the Tangram customer contracts at the closing is less than 80% of the amount existing on December 4, 2003, then the purchase price may be reduced up to a maximum of $580,000;

•	under the net cash assets adjustment, if Tangram’s cash, certain accounts receivable and prepaid expenses, less its accounts payable and all other liabilities (other than the debt held by Safeguard Scientifics and TBBH and deferred revenue) at the closing is less than $650,000 from that which is projected to be at closing, then the purchase price may be reduced up to a maximum of $500,000; and

•	under the severance and merger expenses adjustment, if Tangram exceeds $300,000 in aggregate merger expenses or if Tangram’s contractual severance obligations exceed the amounts estimated on December 4, 2003 (approximately $1.4 million), any excess will be deducted from the purchase price at closing.

For purposes of this discussion only, it is assumed that Opsware will issue only stock and not cash (other than cash in lieu of fractional shares) in the merger. Assuming that the stock price at closing is 80% of $7.794, which is referred to as the Announcement Stock Price, it is estimated that Opsware would issue 1.6 million shares of Opsware common stock. The Announcement Stock Price is the average of the closing prices for a share of Opsware common stock for the five consecutive trading days ending in the trading day that is one trading day prior to the date the merger agreement was signed (December 4, 2003) which is considered the measurement date for purposes of preparing the unaudited pro forma condensed combined consolidated financial statements. Opsware shall not be obligated, unless it otherwise agrees in writing, to issue a number of shares in excess of 1.6 million or provide more than $10.0 million in total consideration, which is subject to adjustment at the closing date (the measurement date for accounting purposes) as described below.

For purposes of this discussion, it is assumed that Opsware issues consideration in the form of its common stock and not cash (other than cash in lieu of fractional shares), and that at the effective time of the merger each dollar of Tangram debt held by Safeguard Scientifics and TBBH will be automatically converted into the right to receive a number of shares required to fully extinguish the then outstanding debt balance. Then, each share of Tangram Series F convertible preferred stock will automatically be converted into the right to receive a number of shares required to provide for $3.0 million dollars plus the total amount of cumulative accrued and unpaid dividends on such shares through the closing date.

All of Tangram’s options will terminate at closing of the merger. Therefore as of closing there will be no Tangram options outstanding.

The estimated total purchase price of Tangram in the merger is as follows (in thousands):

Value of:
Opsware common stock issued	$10,000
Estimated direct transaction costs(1)	939

Total estimated purchase price	$10,939

(1)	If the merger is consummated, Opsware will pay up to $300,000 of Tangram’s expenses incurred in connection with the merger, and Tangram shareholders will pay Tangram’s expenses in excess of $300,000. Such excess merger expenses will be deducted from the Total Merger Consideration. The reimbursable expenses of $300,000 are included in the estimated direct transaction costs of $939,000.

Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to Tangram’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. Based on the preliminary valuation, and subject to material changes upon development of a final valuation and other factors as described in the introduction to these unaudited pro forma condensed combined consolidated financial statements, the preliminary estimated purchase price is allocated as follows (in thousands):

Cash and cash equivalents	$1,410
Accounts receivable, net	1,232
Prepaid expenses and other current assets	290
Property and equipment, net	106
Other assets	15
Accounts payable	(237)
Other accrued liabilities	(565)
Deferred revenue	(293)
Other current liabilities	(39)

Net tangible assets to be acquired	1,919
Amortizable intangible assets to be acquired	5,500
Goodwill	2,920
In-process research and development	600

Total estimated purchase price	$10,939

Of the total estimated purchase price, a preliminary estimate of $1.9 million has been allocated to net tangible assets to be acquired and $5.5 million has been allocated to amortizable intangible assets to be acquired. The amortization related to the amortizable intangible assets is reflected as pro forma adjustments to the unaudited pro forma condensed combined consolidated statements of operations.

Intangible assets of $5.5 million include a value assigned to Tangram’s customer relationships of $3.0 million and developed and core technology valued at $2.5 million.

The value assigned to Tangram’s customer relationships was determined by discounting the estimated cash flows of the service contracts that were in existence at the announcement date taking into consideration expected attrition of the existing customer base. The estimated cash flows were based on revenues for those existing customers net of operating expenses and net contributory asset charges associated with servicing those customers. The estimated revenues were based on revenue growth rates and customer renewal rates. Operating expenses were estimated based on the supporting infrastructure expected to sustain the assumed revenue growth rates. Net contributory asset charges were based on the estimated fair value of those assets that contribute to the generation of the estimated cash flows. Opsware expects to amortize the customer relationship intangible asset on a straight-line basis over an average estimated life of four years. Customer relationships are not deductible for tax purposes.

Developed technology, which comprises products that have reached technological feasibility, includes products in Tangram’s Asset Insight, Oversight and Enterprise Insight product lines. Core technology represents the developed Tangram technology that is leveraged and utilized in the next generation, in-process technology. Opsware expects to amortize the developed and core technology on a straight-line basis over an assumed average estimated life of four years.

The value assigned to Tangram’s developed and core technology was determined by discounting the estimated future cash flows of the existing products to their present value. The revenue estimates used to value the developed and core technology were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by Tangram and its competitors. Developed and core technology are not deductible for tax purposes.

The rates utilized to discount the net cash flows of developed and core technology to their present value are based on Tangram’s weighted average cost of capital. The weighted average cost of capital reflects the anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets. Based on these factors, a discount rate of 15% was deemed appropriate for valuing developed and core technology.

Of the total estimated purchase price, approximately $2.9 million has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. Goodwill is not deductible for tax purposes.

In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determines that the goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

Of the total estimated purchase price, a preliminary estimate of $600,000 has been allocated to in-process research and development and will be charged to expense in the period during which the merger is completed. Due to its non-recurring nature, the in-process research and development expense has been excluded in the unaudited pro forma condensed combined consolidated statement of operations. However, the amount is included in the unaudited pro forma combined consolidated balance sheet.

Tangram is currently developing new products that qualify as in-process research and development in both the Asset Insight and Enterprise Insight product areas. Projects which qualify as in-process research and development represent those that have not yet reached technological feasibility. Technological feasibility is defined as being equivalent to completion of a beta-phase working prototype in which there is no significant remaining risk relating to the development.

Tangram is currently involved in research and development projects, which are focused on developing new products, integrating new technologies, improving product performance and broadening features and functionalities. There is a risk that these developments and enhancements will not be competitive with other products using alternative technologies that offer comparable functionality.

The value assigned to in-process research and development was determined by considering the importance of each project to the overall development plan, estimating costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the purchased in-process research and development were based on management’s best estimates of growth factors, expected trends in technology and the nature and expected timing of new products.

The rates utilized to discount the net cash flows to their present value are based on Tangram’s weighted average cost of capital. The weighted average cost of capital was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets. Based on these factors, a discount rate of 25% was deemed appropriate for valuing the in-process research and development.

The estimates used in valuing in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. In addition, some projects which are currently in process may not be in process at completion of the merger and new projects may be started prior to completion of the merger which may be in process at the completion of the merger. Accordingly, actual results may vary from the projected results.

Note 2. Pro Forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to Tangram’s net tangible and intangible assets to a preliminary estimate of the fair values of those assets, to reflect the amortization expense related to the estimated amortizable intangible assets, and to adjust certain Tangram amounts to conform to Opsware’s accounting policies.

The unaudited pro forma condensed combined consolidated financial statements do not include all adjustments for liabilities relating to Emerging Issues Task Force No. 95-3 (EITF 95-3), “Recognition of Liabilities in Connection with a Purchase Business Combination.” Opsware is in the process of making these assessments and estimates of these costs are not currently all known. However, liabilities ultimately will be recorded for severance or relocation costs related to Tangram employees, or other costs associated with exiting activities of Tangram that would affect amounts in the unaudited pro forma condensed combined consolidated financial statements. The expected result of recording liabilities relating to EITF 95-3 will be primarily related to accrued liabilities (e.g. severance costs and facilities costs) with an offsetting increase in goodwill.

Opsware has not identified any preacquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The pro forma adjustments included in the unaudited pro forma condensed combined consolidated financial statements are as follows:

(a)	Adjustment to reflect the preliminary estimate of the fair value of developed and core technology. The preliminary fair value is estimated to be $2.5 million with an estimated useful life of four years, resulting in amortization expense of $625,000 and $469,000 for the year ended January 31, 2003, and the nine months ended October 31, 2003, respectively.

(b)	Adjustments to reflect the preliminary estimate of fair value of customer relationships. The preliminary fair value is estimated to be $3.0 million with an estimated useful life of four years, resulting in amortization expense of $750,000 and $563,000 for the year ended January 31, 2003, and the nine months ended October 31, 2003, respectively.

(c)	Adjustment to eliminate Tangram’s goodwill acquired from the Asset Purchase Agreement with Axial Technology Holding AG on February 13, 2002.

(d)	Adjustment to reflect the preliminary estimate of the fair value of goodwill resulting from the proposed merger between Opsware and Tangram.

(e)	Adjustment to reflect $939,000 of estimated direct transaction costs not incurred as of October 31, 2003.

(f)	Adjustments to stockholders’ equity (in thousands):

To record the estimated fair value of Opsware shares to be issued in the merger	$10,000
To record preliminary estimate of the fair value of in-process research and development	(600)
To eliminate Tangram’s historical stockholders’ equity	(2,450)

$6,950

(g)	Reclassification adjustment to conform Tangram’s depreciation and amortization to Opsware’s financial statement presentation. Allocations for depreciation and amortization are based on headcount.

(h)	Adjustment to record accrued compensation for certain Tangram employees based on provisions in their respective employment agreements. It is a condition to Opsware’s obligation to close the merger that Tangram has satisfied all of its severance obligations prior to the closing and therefore will reduce Tangram’s net assets and increase goodwill. If Opsware waives this condition, the amount of any unsatisfied severance obligations will be deducted from the total merger consideration.

(i)	Adjustment to record estimated severance compensation and related benefits resulting from integration planning. The costs are expected to be recorded in the next fiscal year.

(j)	Adjustment to reflect $375,000 of directors’ and officers’ liability insurance costs. If the merger is consummated, Opsware will pay up to $375,000 for directors’ and officers’ liability insurance coverage for a period of six years.

(k)	Adjustment to reflect the preliminary estimate of the fair value of Opsware’s legal performance obligations under Tangram’s software maintenance and support contracts and to eliminate historical amounts of Tangram’s deferred revenue that does not represent a legal performance obligation to the combined company.

(l)	Adjustment to eliminate the long-term debt due to the assumed conversion to common stock upon completion of the merger.

(m)	Adjustment to eliminate Tangram’s intangible assets as they will be valued as part of the total purchase price.

(n)	Adjustment to eliminate the Series F preferred stock dividend due to the assumed conversion to common stock upon completion of the merger.

Note 3. Pro Forma Net Loss Per Share

The unaudited pro forma combined basic and diluted net loss applicable to common stockholders per share are based on the weighted average number of shares of Opsware common stock outstanding plus the issuance of approximately 1.6 million shares of Opsware common stock in exchange for Tangram’s debt, Series F convertible preferred stock and common stock, as if the shares had been outstanding for the entire period. The unaudited pro forma combined diluted net loss applicable to common stockholders per share is the same as the unaudited pro forma combined basic net loss applicable to common stockholders per share because all common stock equivalents are anti-dilutive due to the loss position, after consideration of the preferred stock dividend, of both Opsware and Tangram.

COMPARISON OF RIGHTS OF HOLDERS OF

TANGRAM COMMON STOCK AND OPSWARE COMMON STOCK

If the transaction is completed, shareholders of Tangram automatically will become stockholders of Opsware, and their rights as stockholders will be determined by the Delaware General Corporation Law, and by Opsware’s certificate of incorporation and bylaws. The following is a summary of material differences between the rights of holders of Opsware common stock and the rights of holders of Tangram’s common and preferred stock. These differences arise from various provisions of the Pennsylvania Business Corporation Law of 1988, and the Delaware General Corporation Law, the articles of incorporation and bylaws of Tangram and the certificate of incorporation and bylaws of Opsware.

Directors

Removal

Under the Pennsylvania Business Corporation Law, Tangram’s directors may be removed from office without cause by the affirmative vote of a majority of votes cast by Tangram’s shareholders at a meeting at which a quorum is present. Under Opsware’s bylaws, Opsware’s directors may be removed from office only for cause by the affirmative vote of a majority of votes cast by Opsware’s stockholders at a meeting at which a quorum is present.

Limited Liability

A director of Tangram is not personally liable to Tangram, its shareholders or others for any action taken or any failure to take any action unless the director breached or failed to perform the duties of his or her office as set forth under Pennsylvania law and such breach or failure constitutes self-dealing, willful misconduct or recklessness; provided, however, that there is no such elimination of liability arising under any criminal statute or with respect to the payment of taxes pursuant to local, state or federal law.

A director of Opsware is not personally liable to Opsware or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

•	for any breach of the director’s duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends and unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification

The bylaws of Opsware and Tangram each provide for indemnification of directors, officers and agents.

Generally, directors and officers of Opsware are entitled to indemnification:

•	in third party actions, if the person acted in good faith and in a manner he reasonably believed to be in the best interests of Opsware and, as to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and

•	in derivative actions, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Opsware, provided the person has not been adjudged to be liable to Opsware.

Indemnification by Opsware in both third party actions and derivative actions can be made only in a specific case upon a finding by:

•	a majority vote of disinterested directors or a committee thereof, even though less than a quorum;

•	independent legal counsel in a written opinion, or

•	by stockholders, that the appropriate standard for indemnification has been met.

The Board of Directors of Opsware may, in its discretion, grant rights to indemnification to employees and agents of Opsware.

In comparison, directors, officers, employees and agents of Tangram are entitled to indemnification in both third party actions and derivative actions unless there is a court finding that the act or failure to act giving rise to the claim for indemnification constitutes willful misconduct or recklessness. There is no requirement of a case-by-case determination that the applicable standard of conduct has been met for a person to be entitled to indemnification.

Shareholders’ Meetings

Special meetings of Tangram shareholders may be called at any time by any of the following:

•	the board of directors at a duly called and held meeting of the board of directors or upon the unanimous written consent of the members of the board of directors;

•	the Chief Executive Officer; or

•	shareholders of Tangram entitled to cast at least 15% of the votes which all shareholders are entitled to cast at the particular meeting.

Special meetings of Opsware stockholders may be called only by Opsware’s chairman of the board, president or the board of directors.

Required Shareholder Votes

General

Subject to the voting rights of any series of Tangram preferred stock then outstanding, the holders of Tangram common stock and the Series F convertible preferred stock possess exclusive voting rights of Tangram. Each holder of Tangram common stock is entitled to one vote for each share owned of record. Each holder of Series F convertible preferred stock is entitled to 500 votes for each share owned of record. There are no cumulative voting rights in the election of directors. For general corporate action of the shareholders of Tangram, the affirmative vote of a majority of the votes cast by the holders of Tangram’s common stock and Series F convertible preferred stock, voting together as a class, in person or by proxy, at a shareholders’ meeting is required for approval.

Each Opsware stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in Opsware’s certificate of incorporation.

Fundamental Changes

Under the Pennsylvania Business Corporation Law and Tangram’s articles of incorporation, a plan of merger, consolidation, or asset transfer (in respect of a sale, lease, exchange or other disposition of all, or substantially all, the assets of Tangram) must be approved by the affirmative vote of a majority of the votes cast by all shareholders (i.e., holders of common stock and the Series F convertible preferred stock) entitled to vote thereon, voting together as a class. Tangram’s articles of incorporation also require that a plan of merger, consolidation, share exchange, division, conversion or asset transfer (in respect of a sale, lease, exchange or other disposition of all, or substantially all, the assets of Tangram other than in the usual and regular course of business) must be approved by the affirmative vote of the holders of the Series F convertible preferred stock entitled to cast at least a majority of the votes which all such holders are entitled to cast.

Under the Delaware General Corporation Law, a plan of merger, consolidation, or asset transfer (in respect of a sale, lease, exchange or other disposition of all, or substantially all, the assets of Opsware) must be approved by the affirmative vote of a majority of the outstanding stock of Opsware entitled to vote thereon; provided, however, that no vote of stockholders of a constituent corporation surviving a merger is necessary to authorize a merger if:

•	the agreement of merger does not amend in any respect the certificate of incorporation of such constituent corporation;

•	each share of stock of such constituent corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and

•	either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.

Amendment of Articles or Certificate of Incorporation

Any amendment or repeal of the provisions of Tangram’s Articles of Incorporation must be approved by the affirmative vote of a majority of the votes cast by all shareholders (i.e., holders of common stock and the Series F convertible preferred stock) entitled to vote thereon, voting together as a class, and must be approved by the affirmative vote of the holders of the Series F convertible preferred stock (voting separately as a class) entitled to cast at least a majority of the votes which all such holders are entitled to cast.

Under the Delaware General Corporation Law, any amendment of Opsware’s certificate of incorporation must first be proposed and approved by its board of directors, and then approved by the affirmative vote of a majority of the stockholders entitled to vote.

Amendment of Bylaws

Tangram’s bylaws may be amended or repealed by:

•	a majority vote of Tangram’s board of directors and the affirmative vote of the holders of the Series F convertible preferred stock (voting separately as a class) entitled to cast at least a majority of the votes which all such holders are entitled to cast, or

•	the affirmative vote of shareholders of Tangram entitled to cast at least a majority of the votes which all shareholders (i.e., holders of common stock and the Series F convertible preferred stock) are entitled to cast (voting together as a class), and the affirmative vote of the holders of the Series F convertible preferred stock (voting separately as a class) entitled to cast at least a majority of the votes which all such holders are entitled to cast.

Opsware’s bylaws may be amended or repealed, and new bylaws adopted, by its board of directors, and its stockholders may make additional bylaws and may alter or repeal any bylaws whether or not adopted by them.

Anti-takeover Provisions

Tangram is subject to some, but not all, of various provisions of the Pennsylvania Business Corporation Law of 1988 which are triggered, in general, if any person or group acquires, or discloses an intent to acquire, 20% or more of the voting power of a covered corporation, other than pursuant to a registered firm commitment underwriting or, in certain cases, pursuant to the approving vote of the board of directors. The relevant provisions are contained in Subchapters 25E-H of the Pennsylvania Business Corporation Law of 1988.

Subchapter 25E of the Pennsylvania Business Corporation Law of 1988 (relating to control transactions) provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

Subchapter 25F of the Pennsylvania Business Corporation Law of 1988 (relating to business combinations) delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and the corporation. The term “business combination” is defined broadly to include various transactions utilizing a corporation’s assets for purchase price amortization or refinancing purposes. For this purpose, an “interested shareholder” is defined generally as the beneficial owner of at least 20% of a corporation’s voting shares.

Subchapter 25G of the Pennsylvania Business Corporation Law of 1988 (relating to control share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the “disinterested” shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of the shares to the issuer. Even if shareholder approval is obtained, the corporation is also subject to Subchapters 25I and J of the Pennsylvania Business Corporation Law of 1988. Subchapter 25I provides for a minimum severance payment to certain employees terminated within two years of the approval. Subchapter 25J prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

Subchapter 25H of the Pennsylvania Business Corporation Law of 1988 (relating to disgorgement) applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation or (ii) a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation by the person or group during the 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Subchapters 25E-H of the Pennsylvania Business Corporation Law of 1988 contain a wide variety of transactional and status exemptions, exclusions and safe harbors. As permitted under the Pennsylvania Business Corporation Law of 1988, Tangram has opted out of the provisions of Subchapters 25E, G and H but is subject to the provisions of Subchapter 25F. Such action can be reversed under certain circumstances.

Delaware has adopted a “business combination” statute. Under this statute, a Delaware corporation such as Opsware is generally prohibited from engaging in a business combination with an “interested stockholder” for a three-year period following the time when the stockholder became an interested stockholder, unless:

•	the board of directors approved the business combination or transaction before the stockholder became an interested stockholder;

•	upon becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation (excluding shares held by certain affiliates of the corporation and shares owned by employee stock option plans in which the participants cannot determine confidentially whether or not the shares would be tendered in response to a tender or an exchange offer); or

•	the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder vote to approve the transaction at a meeting.

Except as specified by law, an interested stockholder includes any person who is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of any such person.

The statute permits a Delaware corporation to elect not to be governed by its provisions by including in its certificate of organization or by-laws a provision pursuant to which the corporation “opts out” of the statute. Opsware has not expressly opted out of the statute.

SECURITY OWNERSHIP OF PRINCIPAL

SHAREHOLDERS, DIRECTORS AND MANAGEMENT OF TANGRAM

The following table sets forth the beneficial ownership of Tangram common stock as of November 3, 2003, by each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of common stock or Series F convertible preferred stock, by each of our directors, by each of the executive officers, and by all of our directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned (1)	Percentage of Class	Number of Shares of Series F Preferred Stock Beneficially Owned (1)	Percentage of Class
Safeguard Scientifics, Inc.(2) 800 The Safeguard Building 435 Devon Park Drive Wayne, PA 19087	12,316,604	57.8%	3,000	100%
David P. Kennealy (3)	1,765,543	8.3%	—	*
Axial Investments and Trading Ltd. Lord Coutanche House 66/68 Esplanade St. Helier, Jersey C.I.	1,165,000	5.5%	—	*
Christopher J. Davis	—	*	—	*
Norman L. Phelps (4)	198,000	*	—	*
Jonathan Costello	—	*	—	*
John F. Owens (5)	23,000	*	—	*
Carl G. Sempier (6)	23,000	*	—	*
Frank P. Slattery, Jr. (7)	57,000	*	—	*
John E. Charnovich (8)	25,000	*	—	*
Steven F. Kuekes (9)	939,729	4.4%	—	*
Ronald R. Nabors (10)	86,250	*	—	*
John N. Nelli (11)	177,525	*	—	*
Executive officers and directors as a group (10 persons)(12)	2,384,318	10.9%	—	*

*	Less than 1% of our outstanding shares of common stock.

(1)	Based on information furnished by the respective individuals as of November 3, 2003, and our books and records as of the record date. Under applicable regulations, shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares the power to vote or dispose of the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares (other than shares held jointly with spouse). Under applicable regulations, a person is deemed to have beneficial ownership of shares which may be received upon the exercise of outstanding stock options if the option or warrant is exercisable within 60 days.

(2)	Safeguard Scientifics, Inc. includes 10,816,604 shares held by Safeguard Scientifics (Delaware), Inc. and 3,000 Series F preferred shares held by Safeguard Delaware, Inc., both are wholly owned subsidiaries of Safeguard Scientifics, Inc. The Series F preferred shares are convertible into 1,500,000 shares of common stock, which are included in this table on an as-converted basis.

(3)	The number of shares listed opposite Mr. Kennealy’s name includes 1,760,543 shares owned by TBBH Investments Europe AG, and 5,000 shares that Mr. Kennealy has the right to acquire upon the exercise of vested stock options. Mr. Kennealy is the sole shareholder of Aisling Management Services Ltd., the ultimate parent entity of TBBH Investments Europe AG.

(4)	Includes 167,800 shares that Mr. Phelps has the right to acquire upon the exercise of vested stock options.

(5)	Includes 23,000 shares that Mr. Owens has the right to acquire upon the exercise of vested stock options.

(6)	Includes 23,000 shares that Mr. Sempier has the right to acquire upon the exercise of vested stock options.

(7)	Includes 5,000 shares that Mr. Slattery has the right to acquire upon the exercise of vested stock options.

(8)	Mr. Charnovich served as Tangram’s senior vice president and chief information officer from May 28, 2002 until his termination on October 3, 2003. Number of shares includes 25,000 shares that Mr. Charnovich has the right to acquire upon the exercise of vested stock options.

(9)	Mr. Kuekes resigned as Tangram’s senior vice president and chief technology officer and as a member of the board of directors effective May 28, 2002.

(10)	Includes 78,750 shares that Mr. Nabors has the right to acquire upon the exercise of vested stock options.

(11)	Includes 170,525 shares that Mr. Nelli has the right to acquire upon the exercise of vested stock options.

(12)	Includes 527,075 shares that Tangram’s executive officers and directors has the right to acquire upon the exercise of vested stock options.

INFORMATION REGARDING TANGRAM

References in this “Information Regarding Tangram” section to “we,” “us,” “our” and similar expressions refer to Tangram Enterprise Solutions, Inc. and its subsidiary.

BUSINESS

General

Tangram develops and markets lifecycle information technology (“IT”) asset management (“ITAM”) software for large and mid-sized organizations across all industries, in both domestic and international markets. Our ITAM program consists of Asset Insight® and Enterprise Insight®, which together deliver the market’s first unified tool to manage physical, contractual, and financial IT asset data in a single repository for a comprehensive view of the enterprise. Our core business strategy and operating philosophy focus on delivering world-class customer care, creating a more personal and productive ITAM experience through a phased solution implementation, providing tailored solutions that support evolving customers’ needs, and maintaining a leading-edge technical position. Additionally, it allows us to optimize the results of each customer engagement, promote ongoing customer loyalty, and maximize shareholder value.

The following discussion contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, among others, statements containing the words “believes,” “anticipates,” “estimates,” “expects,” and words of similar import. Such statements are subject to certain risks and uncertainties, which include but are not limited to those important factors discussed in cautionary statements throughout the section below and elsewhere in this document, and are qualified in their entirety by those cautionary statements.

Background and Strategy

For more than 20 years, Tangram has been working closely with our customers to design and develop software that addresses the most demanding business requirements. During this time, we have obtained a keen understanding of the mission-critical issues our customers must grapple with each day, and we have proven that our solutions provide immediate benefits and offer long-term value.

Since 1996, we have focused our business on the asset tracking market and the sale of Asset Insight, our flagship asset tracking point solution. Designed for diverse business leaders, Asset Insight is a best-of-breed solution that automatically tracks the hardware, software, software usage, configuration, user information, and location of each workstation, server, and network device in the enterprise. To date, hundreds of worldwide organizations have purchased Asset Insight to manage millions of workstations, servers, and infrastructure devices. These organizations rely on Asset Insight’s current and historical asset information to ensure information technology investments are in line with corporate initiatives, improve end-user support services, plan technology upgrades, and reduce the overall cost of asset ownership.

Our strategy is to become a leader in the ITAM market. According to IDC, the worldwide ITAM software market is estimated to reach $1.3 billion in 2006, growing at an annual rate of approximately 9.3%. At the same time, the market is largely under-penetrated; Gartner and Giga estimate that only 25% to 50% of U.S. organizations have implemented an asset management program.

Tangram’s strategy builds upon our core Asset Insight tracking technology and Enterprise Insight, a full lifecycle asset management offering. This lifecycle offering allows business leaders to manage their information technology assets from initial planning and procurement through final disposal — ensuring information technology is maximized to cost-effectively support corporate objectives. In early February 2003, we released what we believe to be the market’s first and only fully unified ITAM solution. This unified Insight solution automatically and seamlessly combines the physical IT asset information tracked by Asset Insight with the financial and contractual information managed by Enterprise Insight, delivering a single, holistic view of all enterprise IT assets from a common user interface, without the need for costly and difficult-to-implement data integrations. Tangram’s unified Insight solution allows customers to more quickly, efficiently, and accurately tackle critical IT business issues, such as software license compliance, disaster recovery planning, loss prevention, and lease management. Our strategy is to deliver phased asset management solutions that address our customers’ most pressing business demands, as they are ready to address them. Specifically, we work closely with our customers to understand their corporate mission, devise solutions that evolve with their businesses, and implement the solutions — one phase at a time.

More importantly, after the implementation of each phase, we conduct customer “checkups” to validate the immediate and long-term benefits of our solution in the customers’ enterprise. We believe this phased, customer-centric approach ensures that our solutions are aligned with our customers’ business drivers as they evolve. Additionally, it allows us to optimize the results of each customer engagement, promote ongoing customer loyalty, and maximize shareholder value. We are committed to providing world-class customer care and becoming a leader in the ITAM market by supporting an active development program that broadens the utility of our asset tracking and asset management products. Product development efforts include expanding the depth and breadth of the information tracked by our asset tracking technology, extending our asset management capabilities, and enhancing the integration between our asset tracking and asset management solutions to assist companies in relating their information technology assets to business processes, decisions, and objectives.

Tangram’s original software offerings, Arbiter® and AM:PM®, are still in use today by organizations throughout the world, enabling them to perform electronic software distribution, automated data collection, and remote resource management on diverse enterprise systems. We are no longer actively marketing or selling the Arbiter, AM:PM, or traditional mainframe product lines, and as such, we anticipate that the trend of reduced product license and post-contract customer support renewals will continue.

We continually evaluate our products and corporate strategy and have in the past and will in the future undertake organizational changes and product and marketing strategy modifications that are designed to maximize market penetration, optimize the use of limited resources, and develop new products and product channels. There can be no assurance that these efforts will be successful. Our failure to do so could have a material adverse effect on Tangram’s business, operating results, and financial condition.

Industry Background

IT has had a profound impact on corporate productivity and bottom line performance, as technology has fueled everything from e-business to supply chain management to the management of customer relationships. In fact, the IT business unit is now recognized as a strategic business partner, inextricably tied to corporate operations and execution of corporate business strategy.

In today’s environment where organizations are under increasing pressure to control expenses to improve bottom line performance and reduce corporate risks, business managers need an effective asset management program that combines physical, contractual and financial IT asset data in a single repository for a comprehensive view of the enterprise. This comprehensive view is necessary to identify innovative ways to maximize organizations’ return on technology investments, expand IT and employee productivity, and harness the costs associated with managing the lifecycle of distributed assets. Following the events of September 11, 2001, business managers have also realized the critical importance of asset management for disaster recovery, security and contingency planning initiatives. In a disaster, the ability to provide business continuity with the rebuilding of computer systems and information showing an accurate view of platform configurations, OS, installed software, and associated contracts and financial data is of paramount concern. In fact, ITAM is now being recognized as an invaluable tool to help manage security issues ranging from virus protection, hardware theft and protection of sensitive corporate data. Corporate senior management is now considering ITAM as an increasingly important corporate initiative. To that end, industry experts believe that asset management will be one of the top five initiatives undertaken by chief information officers in the next year or two. Today, the market is largely under-penetrated due to the lack of awareness by IT managers of asset solutions that perform asset discovery, repository, license management and usage functions and its security benefits.

ITAM is often confused with the very limited asset discovery capabilities of alternatives such as electronic software distribution or configuration management. A full ITAM solution, however, is an integral tool to senior IT and financial managers in scenarios such as:

•	Software license compliance — License management can be a difficult balancing act. While preventing costly and embarrassing license contract violations, organizations must also avoid procurement of unnecessary licenses and associated maintenance. Without an accurate count — by version — of the applications purchased and used across the enterprise, organizations have to rely on vendors’ records, which are often inaccurate. With an effective asset management program, organizations can gain better leverage in vendor negotiations by knowing precisely how many licenses were purchased, which versions, what is actually being used, and what the license agreements included. This information allows organizations to reassign licenses as appropriate, remove older versions and avoid penalties and legal fees.

•	Investment planning to meet technology demands — To effectively plan technology investments, organizations must have accurate answers to tough questions. Is there sufficient computing power to meet productivity demands? What upgrades are needed to drive new initiatives, such as e-business? Are enterprise assets aligned with business goals? Asset management allows organizations to view enterprise trends, as well as identify potential computing problems, such as non-standard applications, inadequate processors and disk space shortages. Organizations can then reallocate assets as needed and plan corporate-wide asset acquisition strategies, ensuring IT is supporting the business mission. An effective ITAM solution helps a customer avoid the impact of under-investing in IT and becoming uncompetitive in their market as well as over investing and impacting current earnings.

•	Contingency planning and disaster recovery — When an organization is faced with the aftermath of a major disaster, rebuilding the network of technology assets as quickly as possible is key to restoring productivity. An asset management system can provide a complete list of the assets associated with a particular site, plus an overview of all of the financial and contractual details related to each asset. It contains the initial request, the purchase order or lease, the original value plus depreciation, warranty and maintenance agreements, etc. — every asset management detail required to reassemble the enterprise and make the organization functional again. Furthermore, the system can provide complete server configuration information, vital to quickly restoring backups when the original server is destroyed.

•	Financial accountability — There are a wide variety of financial and legal ramifications to knowing what IT assets the organization has and where such assets are located — from depreciation and disposal to acquisitions and mergers. For example, as a result of technology obsolescence, asset disposal, and complicated financing options, many organizations have chosen to simply lease IT assets. However, not only must the organization keep track of when the lease expires, but it must also know where the assets are located and how they were originally configured to avoid costly penalties at lease end that could wipe out the financial benefits of the original lease. An asset management system can provide those details, as well as advance e-mail notification of key dates.

•	Support for operational issues such as Help Desk calls — With accurate installation data, support staff can immediately access historical information that is invaluable for pinpointing and fixing problems. Additionally, the asset repository contains comprehensive warranty and maintenance contract information on each asset — ensuring that manufacturers and service providers meet their obligations, while reducing the costs associated with overlapping support services. ITAM integrated with help desk enables the help desk employees to provide faster response to their customers and will increase help desk productivity. In fact, help desk integration with ITAM is a critical step in the shift from a pure historically reactive help desk environment to a proactive one.

Asset Management Definition and Applications

ITAM is the process of controlling hardware and software assets throughout their lifecycle - from procurement, through daily operations, through final disposal. While asset management is primarily a business practice, it is supported by repository technology that consolidates diverse financial, contractual, ownership, and physical asset data.

For example, a central asset repository provides a single view of purchase requests, purchase orders, asset deliveries, software license agreements, leasing contracts, maintenance and warranty terms, asset costs, departmental and user data, physical attributes, vendor performance, depreciation schedules, and so on. By analyzing and reporting on the information in a central repository, organizations can determine everything they need to know about an asset — how much did it cost, what hardware and software does it include, is the software licensed, who did we buy it from, who is using it, where is it physically located, which department code should the cost be assigned to, which vendor should be called when support is needed, when does the lease expire, when should the asset be retired, what are the depreciation rates, etc.

There are numerous tactical and strategic benefits associated with the consolidation of this information. Organizations can better plan and budget for IT investments to meet corporate objectives, obtain volume discounts, streamline procurement processes, reassign assets no longer in use, ensure procured assets meet corporate standards, avoid costly software license violations, prevent unnecessary lease penalties and buyouts, improve support services, perform departmental chargebacks, efficiently retire and dispose of assets, avoid paying taxes and maintenance on disposed assets, prevent the proliferation of viruses, and develop business continuity plans — all leading to reduced costs and improved effectiveness of IT investments.

Products and Services

Tangram’s family of solutions provides both mid-sized and large companies with a full range of asset tracking and asset management capabilities. To support our phased solution strategy, each product component can be purchased separately, allowing customers to implement the functionality they require based on their unique business demands. To help customers leverage the extensive benefits of our solutions, we also offer a variety of deployment planning, strategic implementation, business process, best practices, and training services.

Asset Tracking Products

Asset Insight is an asset tracking solution designed for large organizations with diverse networks. On a scheduled basis, Asset Insight automatically discovers hardware, software, and configuration changes and associates this information with desktop users and departments across the enterprise. Asset data on workstations, servers, laptops, network systems, and hand-held PDA (personal digital assistant) devices is automatically gathered and readily available from an easy-to-use, web-based reporting tool. With this accurate, historical information, decision makers can forward plan technology requirements, optimize end-user productivity, manage software license compliance, identify missing hardware components, enforce standards, and resolve workstation, server, and PDA problems quickly. Asset Insight employs an open data repository, using standard relational database technology that gives corporations access to their data and facilitates integration with third-party products.

Asset Insight express is an asset tracking solution targeted at mid-sized organizations. The express solution boasts many of the same high-value features Asset Insight customers have come to appreciate and depend upon to track their IT assets worldwide. By empowering mid-sized organizations with historical intelligence on the location, user, and configuration of each hardware and software asset in the enterprise, executives can reduce costs and improve the success of key initiatives, such as technology migrations, desktop move, adds and changes, desktop standards enforcement, and help desk support.

Asset Insight Software Usage Monitor automatically tracks software usage on each device in the enterprise. Detailed information, such as application start and end times, as well as processing times, is automatically discovered and stored in the central repository. This information is vital to every license management initiative, allowing organizations to ensure sufficient license coverage, prevent unnecessary overbuys, and redeploy applications that are not in use. Software Usage Monitoring is an optional add-on component to Asset Insight.

Asset Insight PDA Tracker discovers the user, components, and configuration of hand-held systems. As PDAs typically house sensitive information, such as customer lists, and they are now an integral part of corporate productivity, organizations are under increased pressure to manage these devices as carefully as other systems in the enterprise. With Asset Insight’s detailed information on each PDA, organizations can minimize their risk exposure when employees leave the company and improve support services throughout the lifecycle of the device. PDA Tracker is an optional add-on component to Asset Insight.

Asset Insight Infrastructure Subsystem automatically discovers and tracks the location and history of any network device that responds to the Simple Network Management Protocol (SNMP), including bridges, switches, routers, hubs, and printers. The information that is collected is easily accessible using Asset Insight’s built-in reporting and viewing features, allowing business and technology managers to control diverse network assets, which are essential to corporate productivity. Infrastructure Subsystem is an optional add-on component to Asset Insight.

Asset Insight Suite Manager facilitates the evaluation, implementation, and management of enterprise systems management suites, such as Tivoli Enterprise, CA-Unicenter, and HP OpenView. Suite Manager enables organizations to compare suite solution requirements and compute the true cost of enterprise deployment, including the cost of upgrading the desktops and servers to meet each solution’s prerequisites. It also provides planning and tracking tools to assist in the planning and management of an optimum rollout. Post-deployment, Suite Manager proactively monitors the enterprise, generating alerts on desktops and servers that have configuration conflicts with the suite. Suite Manager is an optional add-on component to Asset Insight.

Asset Management Products

Enterprise Insight is a full lifecycle asset management solution that enables customers to manage the financial, physical, and contractual data associated with enterprise IT assets. This information is essential for making strategic decisions that leverage information technology assets, optimize the return on investment, maximize corporate productivity, and ensure assets are meeting corporate objectives. Enterprise Insight includes three modules that, in accordance with our phased asset management strategy, are marketed separately to meet the individual business demands of each customer.

Asset Expert, the core Enterprise Insight module, allows customers to manage important service and contractual agreements related to enterprise assets. This includes software licenses, maintenance and warranty contracts, and financial data. With this information in a central database, customers can ensure all assets are properly covered under service agreements, dispatch the appropriate service provider when support is needed, avoid software license violations, assign costs to the appropriate business units, and reduce the overall costs associated with the management of enterprise assets.

Lease Manager automates the entire lease management cycle, from initial request to lease termination. Using the Lease Manager, organizations can request leased assets from a catalog, generate requests for quotes, submit orders, track lease agreements, and prepare for lease end. Additionally, organizations can receive notifications when leases are due to expire, allowing them to make informed renewal decisions and avoid unnecessary buyouts and penalties. As a result, customers can dramatically reduce the time and costs associated with ensuring the most effective use of leased assets to support corporate productivity.

Purchasing Manager allows customers to automate the entire procurement process. Specifically, customers can request items from a catalog, automatically submit purchase requests for approval, generate purchase orders, record the receipt of assets, and validate invoices. The automated procurement process enables customers to avoid duplicate and disparate procurement efforts among their various departments, make effective IT planning and budgeting decisions, ensure procured assets meet corporate configuration standards, and verify that invoiced items match the initial request. This results in considerable time, resource, and overall cost savings.

Unified Insight Solution

Those customers with both the Asset Insight and Enterprise Insight solutions can benefit from having a fully unified asset management solution. The Unified Insight solution offers the IntelliMatcher, a web-based tool that links and reconciles an organization’s physical, financial, and contractual asset information. The IntelliMatcher automatically matches the thousands of assets discovered by Asset Insight with the asset information “on the books” in Enterprise Insight, based on unique asset attributes such as serial number. This provides a single asset management solution without requiring complex and time-consuming data import or export. The unified asset information is then available to be viewed, reported on, and administered via a common user interface. Via seamless access to physical as well as financial and contractual asset information, customers can ensure software license compliance, minimize end-user downtime with accurate configuration information and maintenance details, enforce desktop standards, and manage technology upgrades.

Asset Insight Services

Tangram’s Consulting Services Group offers a variety of expert services to adapt our solutions to each customer’s unique enterprise and business requirement. We currently offer proof of concept, implementation, training, and several other expert services.

Proof of Concept Services are designed to allow prospective customers to install Asset Insight in their test environment in order to confirm its ability to meet business objectives and unique configuration requirements.

Implementation Services include initial planning and resource allocation, pilot implementation, knowledge transfer, and enterprise-wide rollout support.

Training Programs are provided to our customers and channel partners on the implementation, administration, and effective usage of our products in diverse customer environments.

Additional Services are provided, allowing our Consulting Services Group to assist customers with database performance, the implementation of product upgrades, custom report requirements, application integrations, and the development of best practices for their business.

Enterprise Insight Services

To ensure customers maximize their investment in our Enterprise Insight solution, we offer a variety of implementation and best practices services.

Implementation Services allow Tangram consultants to walk customers through initial planning, process management, product deployment, support, and training of each Enterprise Insight module - Asset Expert, Lease Manager, and Purchasing Manager.

Asset Management Best Practices Analysis graphically captures the processes related to the customer’s current asset lifecycle management infrastructure and allows us to recommend improved processes with demonstrated cost and resource savings.

Additional Services will continue to be offered to assist customers with specific business issues, such as lease management, license management, procurement processes, etc., allowing customers to maximize their lifecycle asset management initiatives.

Product Development

Project teams handle product development from requirements, specification, design, and implementation to product release. These project teams operate as autonomous units and include developers, product managers from marketing, quality control managers, and members of senior management. Each product and enhancement is submitted through a process that determines the marketability of the product, revenue potential, development requirements, and support requirements. Critical technical factors are also considered in determining the viability of a Tangram family product, such as scalability, level of automation, ease of use, support for multiple platforms, and open architecture.

We have internally developed the majority of our products and associated documentation. We have acquired in the past, and we intend to continue to evaluate on an ongoing basis, the value of acquiring certain software technology from others and integrating those technologies into our product lines. In 2002, we expended $3.0 million for product development costs, compared with $4.9 million in 2001, and $5.5 million in 2000. In accordance with Statement of Financial Accounting Standards No. 86, Tangram capitalizes certain development costs incurred to develop new software or to enhance our existing software. During fiscal 2002, 2001, and 2000, we capitalized $1.5 million, $1.8 million, and $2.1 million, respectively, or 51%, 37%, and 39%, respectively, of total product development costs. During 2002 and 2001, approximately $741,300 and $3.3 million, respectively, of fully amortized software development costs were removed from intangible assets and accumulated amortization. In 2001, we expended $3.5 million for software technology we acquired from Wyzdom Solutions, Inc. No material expenditures were made in fiscal 2002 or 2000 for the acquisition of software technology.

The principal materials and components used in our software products are CD-ROMs with documentation and, occasionally, hard-copy installation guides. We occasionally use third-party vendors to print user manuals, packaging and related materials. All of the CD-ROM duplication is done at our distribution facility located in our corporate headquarters.

As a result of rapid technological change in the industry, our position in existing markets can be rapidly eroded by product advances. The lifecycles of our products are difficult to estimate and our growth and future financial performance depend in part upon our ability to improve existing products and develop and introduce new products that keep pace with technological advances, meet changing customer needs, and respond to competitive products. As such, we will continue to commit substantial resources to research and development efforts in the future.

Software products as complex as those that we offer, may contain errors that may be detected at any point in a product’s lifecycle. In the past, we have discovered software errors in certain parts of our products and have experienced delays in shipment of products during the period required to correct these errors. There can be no assurance that, despite our testing, errors will not be found.

Customers

Our customer base is comprised of mid-sized and large, Fortune 1000 enterprises and government agencies that are managing heterogeneous enterprises and mission-critical applications. Our customers are located primarily in North America and Europe and include companies in industrial, institutional, and governmental markets. We operate in a single industry and are engaged in the design and sale of a limited number of software products. No single customer accounted for more than 10% of total revenue in 2002, 2001, or 2000. Our principal financial instrument subject to potential concentration of credit risk are accounts receivable, which are unsecured. We perform ongoing credit evaluations of our customers’ financial condition. We believe that the concentration of credit risk with respect to trade receivables is further mitigated as our customer base consists primarily of Fortune 1000 companies. We maintain reserves for credit losses and such losses historically have been within management estimates.

In order to grow our business, increase our revenues, and improve our operating results, we believe we must continue to expand internationally. In the past two years, we have expanded our direct sales support presence in the United Kingdom and expanded our list of European and Pacific Rim distributors. If we expend substantial resources pursuing an international strategy and are not successful, our revenues will be less than our management’s expectations, and our operating results will suffer. International expansion will require significant management attention and financial resources, and we may not successfully expand our international operations. Additionally, we have limited experience in developing localized versions of our products or in marketing our products to international customers. We may not be able to successfully translate, market, sell, and deliver our products internationally. To date, the majority of our international revenue has been denominated in United States currency; therefore, we have not experienced any significant currency fluctuations or any other material adverse effects associated with doing business overseas. Even if we are successful in expanding our operations internationally, conducting business outside North America poses many risks that could adversely affect our operating results. In particular, we may be exposed to longer payment cycles, greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements and tariffs, and fluctuating exchange rates. International revenue (including maintenance contracts) represented approximately 10%, 13%, and 12% of our total revenue in 2002, 2001, and 2000, respectively.

Sales and Marketing

Sales

In the past, many of our transactions were sourced, developed, and closed through our strategic and distribution partners, including resellers and system integrators. Many of our channel partners experienced internal management and financial performance problems in 2000 that impacted their ability to resell our products. In response, we have shifted from an exclusively indirect sales channel to a predominantly direct sales organization. In 2001, we began using a predominantly direct sales channel in North America that focuses on developing new account opportunities and expanding opportunities within individual customer accounts. Our small direct telesales group continues to concentrate on increasing our penetration of the small to mid-sized market. We continue to maintain a small indirect sales group that works closely with our major resellers to manage indirect channel activity. These domestic channel partners resell our ITAM solutions, while being allowed to sell other products that are complementary to, or compete with, those of Tangram. While we encourage our channel partners to focus on our products through marketing and support programs, there can be no assurance that these channel partners will not give greater priority to products of other suppliers, including competitors.

In order to grow our business, increase our revenues, and improve our operating results, we believe we must continue to expand internationally. We have expanded our European and Pacific Rim sales initiatives by establishing agreements with seven distributors that are marketing our Asset Insight and Enterprise Insight solutions in the United Kingdom, Germany, Ireland, Scandinavia, Switzerland, Italy, Portugal, Spain, the Benelux countries, Singapore, and Hong Kong. We carefully select distributors that share our customer-centric philosophy and are committed to selling Tangram’s solutions as their exclusive asset tracking and asset management offerings.

We are currently investing and intend to continue to invest additional resources in developing the direct sales organization in North America and our distributor channel in Europe. The sales organization continues to follow a sales process that shifts from a point solution to a business solution sale. Working closely with a prospective customer’s cross-functional management team, our sales team explores business issues and develops phased asset management solutions to address these issues. Customers can then invest in our solutions one phase at a time - as the customer’s business is ready to adopt the solution. At the completion of each phase, we work with the customer to demonstrate the value that the customer is receiving and then define and finalize the agreement for the next phase of the engagement. Our products and services require a sophisticated selling effort targeted at several key people within a prospective customer’s organization. This process requires the efforts of experienced sales personnel, as well as specialized consulting professionals. In addition, the complexity of our products, and issues associated with installing and maintaining them, require highly trained customer service and support personnel. Our direct sales force has limited experience selling and delivering our phased asset management solutions. If we are unable to successfully direct our sales force or hire these personnel in the future and train them in the use of our products, our business, operating results, and financial conditions could be harmed.

A key part of Tangram’s solution will be the continued delivery of expert asset management services. If we are unable to meet customers’ service requests with internal resources (due to limited capacity or business expertise), we will partner with our resellers and other third-party service providers for additional support. There can be no assurance that we will be able to effectively maintain this new sales process. Our failure to implement solutions that address customers’ requirements and provide timely and cost-effective customer support and service could have a material adverse effect on our business, operating results, and financial condition.

Marketing

Our marketing efforts are focused on penetrating the ITAM market with our Enterprise Insight and Asset Insight offerings, promoting our unique phased asset management approach, building the asset management market, and generating leads. We continue to leverage the position that Asset Insight has attained as the premier auto-discovery solution, which often serves as the core of any asset management initiative. We also continue to execute our market awareness programs through national trade periodicals, direct mail, public relations activities, seminars and our web site (http://www.tangram.com). These efforts are supplemented by listings in relevant trade directories, exhibitions at trade shows and conference appearances. Initial leads are qualified by our telemarketing operation before being turned over to either the direct sales force or telesales. We believe that customers generally choose our products and services based on the features they provide and upon a preference for the products modularity, our domain expertise and commitment to customer service, implementation time, and ease of use. A targeted marketing campaign on Fortune 1000 and mid-sized companies throughout North America, Europe and Asia-Pacific will continue to be a critical element of our growth strategy. We are positioning our products as market-driven business solutions that help contain technology costs, reduce the risks associated with virus proliferation, support contingency planning, and improve overall corporate productivity. To ensure that the products reflect the changing market requirements, all of our product development efforts are integrated with marketing, our current customers, and other functions in a team approach.

Customer requests for enhancements to current products and the development of new products play a significant role in the development of our product marketing strategy. In 2002, we held our second annual Executive Advisory Board, comprised of senior IT executives from selected customer organizations. Working with our senior management team, the Executive Advisory Board provided important feedback on Tangram’s strategy, as well as possible future directions for our products and services. Tangram’s senior management team also makes regular customer visits to gain customer insight and feedback. Additionally, we conduct periodic customer surveys and an annual Tangram Users’ Group to evaluate overall customer satisfaction, provide additional education, and assess future product needs.

Competition

The competitive landscape has grown in the past five years as more vendors have recognized the opportunities presented by the under-penetrated ITAM market. Some competitors have sought to capitalize on these opportunities by introducing new ITAM products that these competitors acquired from third parties, rather than developed internally. We believe that many of these new product offerings are not as robust as Tangram’s solutions. Additionally, we believe that many competitors lack domain expertise, and most of our major competitors offer some form of asset management as only a small part of a much broader product line. This development has created confusion and overlap among vendors. There are many vendors in the infrastructure management market, which includes asset tracking and asset management, such as Peregrine, Altiris, MRO/MainControl, Computer Associates and Tally. Confusion in the ITAM market has been intensified by numerous vendor consolidations and bankruptcy filings of ITAM vendors in 2002. We believe that this disarray in the ITAM market creates an opportunity for Tangram to further differentiate itself and gain critical brand awareness. As one competitive differentiator, we are positioning our phased asset management solution as a unique offering that is tailored to customers’ business environments. Additionally, systems management suites provide auto-discovery features that overlap with our offerings. These vendors include Microsoft’s SMS, Hewlett-Packard’s OpenView, and Computer Associates’ Unicenter. In the mid-sized asset tracking market, Asset Insight express competes with low-end discovery tools, such as Blue Ocean’s TrackIT. We also face competition from numerous startup and other entrepreneurial companies offering products that compete with the functionality offered by one or more of our ITAM products.

The asset management software and the application suite markets are highly fragmented and are characterized by ongoing technological developments, evolving industry standards, and rapid changes in customer requirements. Our success depends upon our ability to offer a broad range of asset tracking and asset management software products, to continue to enhance our existing products, to develop and introduce in a timely manner new products that leverage technological advances, and to respond promptly to new customer requirements. While we believe that we currently offer the broadest product in the asset tracking market and a unique, highly competitive asset management solution, the asset management market is continuing to evolve and customer requirements are continuing to change. As the market evolves and competitive pressures increase, we believe that we will need to further expand our product offerings and improve the integration between our asset tracking and asset management solution.

Intellectual Property

Our success is in part dependent upon proprietary technology. We rely primarily on a combination of copyright and trademark laws, confidentiality procedures, and contractual provisions to protect our proprietary rights. Our products are generally licensed to end users pursuant to a license agreement that restricts the use of the products to a limited number of control point processors and/or a designated site, or a limited number of nodes. We do not allow the source code to be distributed to customers. From time to time, we have been required to enter into source code escrow agreements with certain customers and distributors for certain of our products. These agreements require the release of source code only under very limited circumstances, principally a breach of our support obligations or a filing of bankruptcy. We seek to protect our software, documentation, and other written materials under trademark and copyright laws, which provide only limited protection.

We believe that patent, trade secret, and copyright protection is less significant than factors such as knowledge, customer relationships, experience of our personnel, new products, frequent product enhancements, name recognition, and ongoing, reliable product maintenance. Asset Insight, Enterprise Insight, AM:PM, Arbiter, Tangram, and the Tangram puzzle are registered trademarks of Tangram Enterprise Solutions, Inc.

Employees

As of November 30, 2003, we employed 56 persons, including 31 in worldwide marketing, sales, customer support, and field operations; 17 in product development; and 8 in general and administrative. None of our employees is represented by a labor union, nor have we experienced any work stoppages. We believe that our relationship with our employee base is good.

We believe that our future success will depend in large part on our ability to attract and retain additional highly skilled technical, sales, management, and marketing personnel. In addition, our growth and success depend to a significant extent on the continued service of our senior management and other key employees. Competition for highly skilled business, product development, technical, and other personnel is increasingly intense. Our employees currently receive salaries, incentive bonuses, other fringe benefits, and stock options. New government regulations, poor stock performance, or other factors could diminish the value of the option program to current and prospective employees and force us into more of a cash compensation model.

Accordingly, we expect to experience increased compensation costs that may not be offset through either improved productivity or higher prices. Additionally, we have at times in the past experienced difficulty in recruiting qualified personnel. New employees generally require substantial training in the use and implementation of our products. There can be no assurances that we will be successful in continuously recruiting and training new personnel and in retaining existing personnel, and the failure to do so could have a material adverse effect on our business, operating results, and financial condition.

PROPERTIES

We lease our corporate headquarters in Cary, North Carolina. The leased facility consists of approximately 18,500 square feet and serves the following functions; executive, administrative, sales, development, marketing, customer support, and distribution center. We believe that our existing facility is adequate for our current needs. The lease expires on September 30, 2004.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which Tangram is a party or of which any of its property is subject.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 including, among others, statements containing the words “believes,” “anticipates,” “estimates,” “expects” and words of similar import. Such statements are subject to certain risks and uncertainties, which include but are not limited to those important factors discussed in cautionary statements throughout the section below and elsewhere in this document, and are qualified in their entirety by those cautionary statements.

Overview

Tangram develops and markets lifecycle ITAM software for large and mid-sized organizations across all industries, in both domestic and international markets. ITAM is the process of controlling hardware and software assets throughout their lifecycle — from procurement, through daily operations, through final disposal. While asset management is primarily a business practice, it is supported by repository technology that consolidates diverse financial, contractual, ownership, and physical asset data. Our core business strategy and operating philosophy focus on delivering world-class customer care, providing phased asset management solutions that are tailored to our customers’ evolving business needs, and maintaining a leading-edge technical position that results in long-term customer loyalty and sustained shareholder value. We are a partner company of Safeguard Scientifics, Inc. (NYSE:SFE) (“Safeguard”). Safeguard is an operating company that creates long-term value by focusing on technology-related companies that are developed through superior operations and management support. Safeguard is the majority shareholder of Tangram, holding approximately 58% of Tangram’s outstanding common shares (assuming the conversion of the Series F convertible preferred stock).

In 1996, we began focusing our business on the asset tracking market and the introduction and sale of our Asset Insight product. Asset Insight, an information technology asset tracking product, allows businesses to track changes in their information technology asset base (including hardware and software), forward plan technology requirements, optimize end-user productivity, and calculate the cost of software and hardware upgrades. In October 2000, we announced a strategic move to become a leader in the ITAM market. This strategy allows us to build upon our core Asset Insight tracking technology and expertise and expand into a steadily growing, multi-billion dollar market. In support of this business strategy, we purchased the technology of Wyzdom Solutions, Inc. from Axial Technology Holding AG (“Axial”) in March 2001, providing the technological foundation for Tangram’s asset management offering, Enterprise Insight. This lifecycle offering, which has been rebranded as a member of the Tangram family of solutions, allows business leaders to manage their information technology assets from initial planning and procurement through final disposal — ensuring information technology assets are maximized to cost-effectively support corporate objectives. We continue to enhance our industry-leading asset tracking technology to ensure our customers can effectively manage new and emerging technologies, such as wireless and hand-held personal digital assistant (PDA) devices. These asset tracking features remain the foundation of every asset management initiative. Additionally, in support of the commitment to make Asset Insight a fully web-enabled solution, all new features will be web-based, allowing our customers to access and analyze their diverse asset information directly from their web browsers. In early February 2003, we released what we believe to be the market’s first and only fully unified ITAM solution. This unified Insight solution automatically and seamlessly combines the physical IT asset information tracked by Asset Insight with the financial and contractual information managed by Enterprise Insight, delivering a single, holistic view of all enterprise IT assets from a common user interface, without the need for costly and difficult-to-implement data integrations. Tangram’s unified Insight solution allows customers to more quickly, efficiently, and accurately tackle critical IT business issues, such as software license compliance, disaster recovery planning, loss prevention, and lease management. On November 5, 2003, we announced the commercial availability of OverSight. OverSight utilizes patent-pending Crosshair™ technology to provide management with a powerful methodology for denying access to any given file or software package, on any desktop in the enterprise. Specifically, this solution allows a company to immediately deploy policies that keep users from executing, reading, copying, renaming, or deleting files. It can target desktops with any level of granularity — segmenting by geography, business unit, individual desktop, or the entire enterprise. In particular, OverSight can be used to: minimize virus and worm outbreaks, shut down file-sharing programs and spyware, avoid unmonitored instant messaging, eliminate illegal or offensive materials, enforce desktop standards, and control file access and corporate confidentiality. OverSight uses a web-based interface to create and distribute policies from a central server to clients running the OverSight Compliance Monitor. Policies can be distributed immediately or per a schedule when timing is less critical. OverSight policies can be enforced using selective criteria, from the entire enterprise down to a single individual desktop. Once distributed, policies are enforced by each client system, which maintains control over the files that can be loaded and executed in its individual environment.

As part of our lifecycle asset management offering, we are expanding our services offerings whereby we work closely with our customers to prioritize their asset management requirements, pinpointing the necessary process and technology changes and executing a phased asset management implementation plan that delivers significant value during each step of the deployment. This tailored service covers specific disciplines, such as (i) software license management; (ii) enterprise moves, adds and changes; (iii) lease management, and (iv) procurement. To further assist our customers in leveraging the extensive benefits of our solutions, we also offer a variety of deployment planning, strategic implementation, business process, best practices, and training services.

Our financial results reflect our growing dependence on revenue generated by sales of Asset Insight and our move into the ITAM market with the introduction of Enterprise Insight in July 2001. As a result, various risks and uncertainties relating to the development of the ITAM business may cause our actual results to differ materially from the results contemplated. Such uncertainties include: (i) our ability to sell Asset Insight and Enterprise Insight products to major accounts with full enterprise-wide deployment; (ii) encountering any unanticipated software errors or other technical problems that may arise in the future that could impact market acceptance of Enterprise Insight, (iii) the possibility of the introduction of superior competitive products; (iv) our ability to develop a sustainable stream of revenue from the sale of the Asset Insight and Enterprise Insight products; (v) our ability to recruit and retain key technical, sales, and marketing personnel; and (vi) our ability to secure adequate financing on reasonable terms or at all. In addition, many companies have been addressing their ITAM needs for systems and applications internally and only recently have become aware of the benefits of third-party software products such as ours. Our future financial performance will depend in large part on the continued growth in the number of businesses adopting third-party ITAM software products and their deployment of these products on an enterprise-wide basis and as such, there can be no assurance that we will be able to succeed or capitalize upon the opportunities in the ITAM market.

We have been and will continue to be dependent on closing large Asset Insight product sales in a given quarter. Our revenues in a given quarter could be adversely affected if we are unable to complete one or more large license agreements, if the completion of a large license agreement is delayed, or if the contract terms were to prevent us from recognizing revenue during that quarter. In addition, when negotiating large software licenses, many customers time their negotiations at our quarter-end in an effort to improve their ability to negotiate more favorable pricing terms. As a result, we recognize a substantial portion of our revenues in the last month or weeks of a quarter, and license revenues in a given quarter depend substantially on orders booked during the last month or weeks of a quarter. We expect our reliance on these large transactions to continue for the foreseeable future.

The license of our software generally requires us to engage in a sales cycle that typically takes approximately six to nine months to complete. Since the beginning of the second quarter of 2002, however, we have experienced an extension of normal sales cycles as a result of increased vendor disarray and confusion in the ITAM market as certain ITAM vendors underwent consolidations and financial and regulatory issues. As a result of this vendor upheaval, industry analysts advised organizations to temporarily postpone their decisions on IT asset repository solutions. In turn, we believe many organizations have adopted a “wait and see” mentality — deferring their asset management purchasing decisions until there is more market stability and the final market impact can be determined. In addition, the length of the sales cycle has varied due to factors over which we have little or no control, such as the size of the transaction, the internal activities of potential customers, and the level of competition that we encounter in selling our products. As such, historically, we have experienced a certain degree of variability in our quarterly revenue and earnings patterns. This variability is typically driven by significant events that include: (i) the timing of major enterprise-wide sales of our ITAM products; (ii) “one-time” payments from existing customers for license expansion rights (required to install on a larger or an additional computer base); (iii) budgeting cycles of our potential customers; (v) changes in the mix of software products and services sold; and (iv) software defects and other product quality problems. Additionally, maintenance renewals have accounted for a significant portion of our revenue; however, there can be no assurance that we will be able to sustain current renewal rates in the future. Cancellations of licensesor maintenance contracts could reduce our revenues and harm our operating results. In particular, our maintenance contracts with customers terminate on an annual basis. Substantial cancellations of maintenance agreements, or a substantial failure to renew these contracts, would reduce our revenues and harm our operating results.

Critical Accounting Policies

Tangram’s discussion and analysis of its financial conditions and results of operations are based upon its financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Critical accounting policies, in which different judgments and estimates by our management could materially affect our reported condition and results of operations, include estimating the allowance for doubtful accounts, deferral of software cost, valuation of long-lived assets, deferred tax assets and revenue recognition.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts relates to customer accounts receivable. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in Tangram’s existing accounts receivable. We determine the allowance based on historical write-off experience and how our customers are affected by current general market and economic conditions. We review the allowance for doubtful accounts monthly. We specifically analyze customer receivables, as well as customer credits, customer concentrations, customer credit-worthiness, current economic trends, and changes in customer payment terms, when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Likewise, should we determine that we would be able to realize more of our receivables in the future than previously estimated, an adjustment to the allowance would increase income in the period such determination was made. Past due balances over 90 days are reviewed individually for collectibility. All other balances are evaluated on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Material differences may result in the amount and timing of our charged to the allowance for any period if management made different judgments or utilized different estimates. Management believes that the current estimate of allowances for doubtful accounts recorded as of September 30, 2003, adequately covers potential credit risks.

Deferred Software Costs

We account for software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as product development and expensed as incurred. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing, and product quality assurance, are capitalized. Such capitalized costs are amortized on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. Amortization commences when a product is available for general release to customers. The market for our products is intensely competitive and diverse, and the technologies for our products can change rapidly. New products may be introduced frequently and, historically, existing products have been continually enhanced. As a result, the lifecycles of our products are difficult to estimate. We periodically assess the remaining economic life of the software whenever events or changes in circumstances indicate that the product life has been shortened. If we determine the remaining economic life of the software is too long, we will adjust the amortization prospectively to reflect the reduction in the remaining economic life of the software.

SFAS No. 86 requires that, at each balance sheet date, the unamortized capitalized costs of a computer software product (including acquired software technology) be compared to the net realizable value of that product. The amount by which the unamortized capitalized costs of a computer software product exceed the net realizable value of that asset are written off. The net realizable value is determined based on the estimated future gross revenues from the software product reduced by the estimated future costs of completing and disposing of such product, including the costs of performing maintenance and providing customer support required to satisfy Tangram’s responsibility set forth at the time of sale. During 2002, we determined that the capitalized software costs were impaired because the estimated future cash flows were less than the net recorded value at December 31, 2002. As a result, we recorded a $760,000 write-down of the capitalized software costs based on our estimates of future cash flows. Had different assumptions or criteria been used to evaluate and measure the impairment, the amount of the impairment write-down could have been materially different than the $760,000 recorded.

Valuation of Long-Lived Assets

We periodically assess the impairment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important which could trigger an impairment review include: (i) significant underperformance relative to historical or expected future operating results; (ii) significant changes in the manner or use of the acquired assets or the strategy for our overall business; (iii) significant negative industry; and (iv) economic trends or a decline in our stock price for a sustained period.

If we determine that the carrying value of intangible assets, exclusive of identifiable goodwill, may not be recoverable based upon the existence of one or more of the above indicators of impairment, we assess the recoverability of the intangibles by determining whether the carrying value of the intangible assets can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate commensurate with the risk inherent in our current business model. Had different assumptions or criteria been used to evaluate and measure the undiscounted future operating cash flows related to the intangible assets, our assessment of the potential impairment and the recoverability of the asset could have been materially different. As of September 30, 2003, the net carrying value of other intangible assets, exclusive of identifiable goodwill, was zero.

In 2002, SFAS No. 142, “Goodwill and Other Intangible Assets,” became effective, and as a result, we ceased amortization of goodwill on January 1, 2002. In lieu of amortization, we were required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. SFAS No. 142 requires us to test goodwill for impairment at a level referred to as a reporting unit. We operate in a single industry and are engaged in the design and sale of a limited number of software products; therefore, we believe we meet the definition of a single reporting unit.

SFAS No. 142 requires that if the fair value of the reporting unit is less than its carrying amount, the goodwill is considered potentially impaired and a loss is recognized to the extent its carrying value exceeds its implied fair value. To determine fair value, we used the quoted market price of our common stock. The required initial benchmark evaluation and the annual impairment review were performed in January 2002 and 2003, respectively, resulting in no impairment in the value of Tangram’s goodwill or any related intangibles. Net goodwill and other intangible assets amounted to approximately $1.5 million as of December 31, 2002. Had different assumptions or criteria been used to evaluate and measure the impairment of goodwill under SFAS No. 142, our assessment of potential impairment could have been materially different.

Deferred Tax Assets

We are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent that we believe recovery is not likely, we must establish a valuation allowance. We provided a valuation allowance of $8.4 million against our entire net deferred tax asset as of September 30, 2003. The valuation allowance was recorded given the losses we had incurred through September 30, 2003 and the uncertainties regarding our future operating profitability and taxable income.

Revenue Recognition

Our revenues are derived from product licensing and services. Services are comprised of maintenance, professional services, and training. License fees are generally due upon the granting of the license. We also provide ongoing maintenance services (post-contract customer support), which include technical support and product enhancements, for an annual fee based upon the current price of the product. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates.

We recognize revenue in accordance with Statement of Position 97-2, or SOP 97-2, as modified by SOP 98-9. SOP 97-2, as modified, generally requires revenue earned on software arrangements involving multiple elements such as software products, post-contract customer support, installation and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on vendor-specific objective evidence, or VSOE. We establish VSOE based on the price charged when the same element is sold separately. If VSOE of all undelivered elements exists but VSOE does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the license fee is recognized as revenue.

Revenues from license agreements are recognized currently, provided that all of the following conditions are met: (i) a non-cancelable license agreement has been signed; (ii) the product has been delivered; (iii) the fee is fixed or determinable; (iv) there are no material uncertainties regarding customer acceptance; (v) collection of the resulting receivable is deemed probable and the risk of concession is deemed remote; and (vi) no other significant vendor obligations related to the software exist. Generally, these criteria are met at the time of delivery. Revenue associated with period or subscription licenses is recognized using the straight-line method over the period that the software rights or services are provided. Service arrangements are evaluated to determine whether the services are essential to the functionality of the software. Revenue is recognized using contract accounting for arrangements involving customization or modification of the software or where software services are considered essential to the functionality of the software. Revenue from these software arrangements is recognized using the percentage-of-completion method with progress-to-complete measured using labor cost inputs.

Provision is made at the time the related revenue is recognized for estimated product returns, which historically have been immaterial. We analyze historical returns, current economic trends, and changes in reseller and customer demands when evaluating the adequacy of provisions for sales returns. At the time of the transaction, we determine whether the fee is fixed and determinable based on the terms of the agreement associated with the transaction. If a significant portion of a fee is contingent on future events we will recognize revenue as the future events occur. Tangram assesses collectibility based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer. If we determine that collection of the fee is not reasonably assured, we will defer the revenue and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. For all sales, we generally use a binding purchase order or signed license agreement as evidence of an arrangement. Revenue from products sold through indirect channels (“resellers”) is recognized upon shipment of the software, as long as evidence of an arrangement exists, collectibility is probable and the fee is fixed or determinable. Revenue is recorded net of any discounts. Our resellers do not have any rights of return beyond the standard warranty that runs concurrent with post-contract support services.

Tangram derives services revenue primarily from PCS, consulting, training and user training conferences. Revenues from post-contract support services are recognized ratably over the term of the support period, generally one year. Maintenance revenues, when and if bundled with license agreements, are unbundled using vendor-specific objective evidence. Consulting revenues are primarily related to implementation services performed on a time and material basis under separate service agreements for the installation of our products. Revenues from consulting and training services are recognized as the respective services are performed.

Revenue recognition in accordance with SOP 97-2 can be complex due to the nature and variability of our sales transactions. To continue recognizing software license revenue in the period in which we obtain persuasive evidence of an arrangement and deliver the software, we must have VSOE for each undelivered element. If we do not continue to maintain VSOE for undelivered elements, we would be required to defer recognizing the software license revenue until the other elements are delivered, which could have a significant negative impact on our revenue. As stated above, we recognize revenue using contract accounting for arrangements involving customization or modification of the software or where software services are considered essential to the functionality of the software using the percentage-of-completion method with progress-to-complete measured using labor cost inputs. Completion is measured based on hours incurred to total estimated hours to complete the project. Also, we are required to estimate the total costs to complete the project. These estimates could change and the impact could be significant. As of September 30, 2003, we had deferred $21,800 of contract license revenue that will be recognized under the percentage of completion method as we complete the work under the contract. Further implementation guidelines relating to SOP 97-2 and related modifications may result in unanticipated changes in our revenue recognition practices and such changes could significantly affect our future revenues and results of operations.

Results of Operations for the Nine Months ended September 30, 2003 Compared to the Nine Months ended September 30, 2002

Revenue

For the nine-month period ended September 30, 2003, licenses and products revenue decreased 34% to $2.3 million from $3.5 million in the comparable nine-month period in 2002. Licenses and products revenue include the sales of our ITAM product line, which consists of Asset Insight and Enterprise Insight, and product upgrades and add-ons of AM:PM and our traditional mainframe product, Arbiter. For the nine-month period ended September 30, 2003, Asset Insight licenses and products revenue decreased 35% to $1.8 million from $2.7 million in the comparable period in 2002. Revenue from Enterprise Insight contributed $179,000 for the nine-month period ended September 30, 2003 increasing 328% from $42,000 in the comparable period in 2002.

The softness in the overall IT spending environment due to the economic and geopolitical uncertainties that exist continued to challenge us through the first nine months of 2003. Our business and operating results are subject to the effects of changes in general economic conditions. There has been a rapid and severe downturn in the worldwide economy. We are uncertain as to its future severity and duration. We believe that these conditions, as well as the decline in worldwide economic conditions, have led our current and potential customers to reduce their IT spending and have had the effect of extending our normal product sales cycles. If these conditions worsen, demand for our products and services may be reduced as a result of even further reduced spending on IT products such as ours. Additionally, our sales engagement process requires our direct sales consultants to explore each organization’s asset management goals and business drivers prior to delivering a solution plan. The time investment devoted to each sale opportunity coupled with our limited resources associated with a small direct domestic sales force following our corporate cost restructuring in 2002 have limited the number of active opportunities our sales consultants can effectively work, thus further impacting our ability to grow our ITAM revenue.

Revenue from upgrades of AM:PM and our traditional mainframe products decreased to $386,000 for the nine months ended September 30, 2003 compared to $785,000 for the same nine-month period in 2002. Because we have focused our efforts on our core ITAM offerings and away from automated software distribution and the traditional mainframe product lines, we expect little, if any, future AM:PM and Arbiter license revenue and any future revenue to be unpredictable. Our business growth, increase in revenues, and improved operating results are contingent upon our ability to expand our operations internationally. For the nine-month period ended September 30, 2003, international licenses and products revenue amounted to $94,000, or 4%, of total licenses and products revenue, compared to $126,000, or 3.5% in the comparable period in 2002. International expansion will require significant management attention and financial resources, and we ultimately may not be successful in expanding our international operations. We have limited experience in developing local language versions of our products and, to date, limited success in marketing our products to international customers.

Services revenue increased 1% to $5.3 million in 2003 from $5.2 million in the comparable period in 2002. Services revenue includes PCS agreements, expert asset management consulting services, and training and support services not otherwise covered under maintenance agreements. PCS includes telephone support, bug fixes, and rights to upgrades on a when-and-if available basis. Consulting services consist primarily of implementation services performed on a time and material basis for the installation of our software products, best practices and implementation services, and on-site training services.

PCS revenue from sales of the ITAM product line increased 9% to $4.0 million from $3.7 million for same nine-month period in 2002. In accordance with our revenue recognition policy, we recognize revenues from post-contract support services ratably over the term of the support period, generally one year and once collectibility is assured. For the nine months ended September 30, 2003, AM:PM and Arbiter PCS revenue decreased 26% to $754,000 from $1.0 million in the comparable period in 2002. As noted above, we expect the trend of declining AM:PM and Arbiter PCS revenue renewals to continue.

Consulting services revenue for the nine-month period ended September 30, 2003 increased to $502,000 from $498,000 during the same period in 2002. Recently, we have experienced an increased demand for our professional services as the result of existing customers preparing for the recent product release upgrade and the professional service component associated with Enterprise Insight sales. Current consulting services backlog (open customer POs for service but not yet scheduled by the customers) is $216,000. A key part of our strategy will be the continued delivery of expert asset management services. If we are unable to meet customers’ service requests with internal resources (due to limited capacity or business expertise), we will endeavor to partner with our resellers and other third-party service providers for additional support. There can be no assurance that we will be able to effectively maintain this new focus on providing consulting services. Our failure to implement solutions that address customers’ requirements and provide timely and cost-effective customer support and service could have a material adverse effect on our future business, operating results, and financial condition.

Cost of Revenue

Cost of licenses and products includes the costs related to the distribution of licensed software products. The principal materials and components used in our software products are CD-ROMs with documentation and occasionally hard copy installation guides. We occasionally use third-party vendors to print user manuals, packaging and related materials. All of the CD-ROM duplication is done at our distribution facility located in our corporate headquarters. Cost of licenses and products is relatively immaterial in relation to the associated revenue. For the nine-month period ended September 30, 2003, cost of licenses and products decreased to $26,000 from $41,000 in the comparable period in 2002. Cost of licenses and products as a percentage of licenses and products revenue was 1% for the nine-month periods ended September 30, 2003 and 2002.

Cost of services reflects the cost of the direct labor force, including the associated personnel, travel and subsistence, and occupancy costs incurred in connection with providing consulting and maintenance services. For the nine month period ended September 30, 2003, cost of services decreased 20% to $951,000 from $1.2 million during the same period in 2002. The overall decrease in cost of services is primarily the result of lower spending on personnel and related costs as well as reduced fixed and variable facilities cost resulting from last year’s restructuring initiatives. During 2002, we effected a restructuring plan designed to reduce our cost structure by consolidating our development staff and closing a facility located in Malvern, Pennsylvania, downsizing our corporate facility, and reducing our workforce. Because of the above-noted explanations, the cost of services as a percentage of services revenue for the nine-month period ended September 30, 2003 decreased to 18% from 23% in 2002.

Software development costs are accounted for in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” We capitalize certain software development costs incurred to develop new software or to enhance our existing software. Such capitalized costs are amortized on an individual product basis commencing when a product is generally available for release. Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Amortization of software development costs is provided on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. In 2001, we expended $3.5 million for the acquisition of software technology in connection with the purchase of the Wyzdom technology. Amortization of acquired software technology is provided using the straight-line method over an estimated useful life of four years. For the nine-month period ended September 30, 2003 amortization of software development costs and acquired software technology increased 13% to $1.8 million compared to $1.6 million in 2002. The increase in amortization of software development costs and acquired software technology is due to our release of Asset Insight v5 and Enterprise Insight v4 to customers in April 2003.

Sales and Marketing

Sales and marketing expenses consist principally of salaries, commissions, and benefits for sales, marketing, and channel support personnel, and the costs associated with product promotions and related travel. For the nine months ended September 30, 2003, sales and marketing expenses decreased 36% to $2.6 million from $4.0 million during the same period in 2002. The reduction in overall spending in both the three and nine-month periods is principally as a result of lower spending on marketing initiatives, reduced personnel and related costs, and lower fixed and variable facilities costs resulting from last year’s restructuring initiatives noted above as well as a revised commission plan in put in for 2003. Sales and marketing expenses as a percentage of revenue decreased to 34% from 45% in 2002. As noted earlier, our sales engagement process requires our direct sales consultants to explore each customer organization’s asset management goals and business drivers prior to delivering a solution plan. This process requires the efforts of experienced sales personnel, as well as specialized consulting professionals. The time investment devoted to each sale opportunity coupled with a small direct domestic sales force has limited the number of active opportunities our sales consultants can effectively work. In 2002, we started a process of evaluating every member of our direct sales force to determine whether they have the necessary skills. We have taken action, and may be required to take further action, where necessary to upgrade or replace skill sets, as well as invest in a larger sales force, in order to generate higher levels of sales activity. If we are unable to successfully expand our sales force or hire sales personnel in the future and train them in the use of our products, our business, operating results, and financial conditions could be harmed.

General and Administrative

General and administrative expenses consist principally of salaries and benefit costs for administrative personnel, general operating costs, legal, accounting and other professional services. General and administrative expenses for the nine months ended September 30, 2003 decreased 21% to $1.2 million from $1.5 million during the same period in 2002. The reduction in costs in 2003 was primarily the result of lower spending on personnel and related costs as well as reduced fixed and variable facilities cost resulting from last year’s restructuring initiatives noted above, offset in part by a lower reserve charge for bad debts in 2002 reflecting the general improvement in accounts receivable collections during that period. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in Tangram’s existing accounts receivable. We determine the allowance based on historical write-off experience and how our customers are affected by current general market and economic conditions. We review our allowance for doubtful accounts monthly. We specifically analyze customer receivables, as well as customer credits, customer concentrations, customer credit-worthiness, current economic trends, and changes in customer payment terms, when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Likewise, should we determine that we would be able to realize more of our receivables in the future than previously estimated, a reduction to the allowance would increase income in the period such determination was made. Past due balances over 90 days are reviewed individually for collectibility. All other balances are evaluated on a pooled basis. At December 31, 2001, Tangram increased its general and specific account reserve based on the continuing economic slowdown and business failures that had occurred, a higher write off experience in 2001 and 2000, and the recent bankruptcy filing of an existing account. In response to these concerns, in 2002 Tangram allocated additional resource to the collection of existing accounts receivables. As a result of these actions and the validation by the bankruptcy judge of the outstanding receivable, management determined that the allowance for doubtful accounts could be reduced in June 2002. This adjustment in the allowance resulted in a reduction in general and administrative expenses in 2002 of approximately $140,000. For the nine month period ended September 30, 2003, as a percentage of total revenue, general and administrative expenses were 16% compared to 18% in 2002.

Research and Development

Research and development expenses consist primarily of salaries and benefits for the software development and technical support staff and, to a lesser extent, costs associated with independent contractors. Gross expenditures for research and development for the nine months ended September 30, 2003 and 2002 decreased 37% to $1.6 million from $2.5 million, respectively. As a percentage of revenue, gross research and development costs decreased to 21% for the nine months ended September 30, 2003 down from 29% during the same period in 2002. The reduction in costs in 2003 was primarily the result of lower spending on personnel and related costs as well as reduced fixed and variable facilities costs resulting from last year’s restructuring initiatives noted above. In accordance with the provisions of SFAS No. 86, we capitalize certain software development costs incurred to develop new software or to enhance our existing software. Deferred development costs for the nine months ended September 30, 2003 were $788,000 compared to $1.3 million for the nine months ended September 30, 2002. The lower absolute deferral cost in 2003 is the result of the completion and release of Asset Insight v5 and Enterprise Insight v4 in April 2003 and the cost reductions noted above. As a result of rapid technological change in the industry, our position in existing markets can be eroded rapidly by product advances. The lifecycles of our products are difficult to estimate. Our growth and future financial performance depend in part upon our ability to improve existing products and develop and introduce new products that keep pace with technological advances, meet changing customer needs, and respond to competitive products. If we cannot compete effectively in our markets by offering products that are comparable in functionality, ease of use, and price to those of our competitors, our revenues will decrease, and our operating results will be adversely affected. Many of our current and potential competitors have substantially greater financial, technical, marketing, and other resources than we have. As a result, they may be able to devote greater resources than we can to the development, promotion, and sale of their products and may be able to respond more quickly to new or emerging technologies and changes in customer needs. As such, we will continue to commit substantial resources to research and development efforts in the future.

Depreciation and Amortization

The following table provides a summary by category of the charges to depreciation and amortization (excluding deferred software development costs) for the nine-month periods ended September 30, 2003 and 2002 (in thousands):

	2003	2002
Depreciation	$72	$112
Amortization of other intangibles	38	140

Total depreciation and amortization	$110	$252

Depreciation of property and equipment is provided using the straight-line method over estimated useful lives ranging from three to seven years. Amortization of other intangibles associated with the purchase of the Wyzdom technology is provided using the straight-line method over an estimated useful life of two years. These assets were fully amortized in March 2003.

SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill and intangible assets with indefinite useful lives to no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Tangram adopted the provisions of SFAS No. 142 on its effective date, and as a result, we ceased amortization of goodwill on January 1, 2002. In lieu of amortization, we were required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. The required initial benchmark evaluation and the annual impairment review were performed in January 2002 and 2003, respectively, resulting in no impairment in the value of the Tangram’s goodwill.

Amortization of software development costs (which includes amortization of acquired software technology) is provided on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. In accordance with the provisions of SFAS No. 86, included in cost of revenue is amortization of software development costs of $1.8 million and $1.6 million for the nine-month periods ended September 30, 2003 and 2002, respectively.

Restructuring Charge

During 2002, we effected a restructuring plan designed to reduce our cost structure by reducing our workforce and closing a facility located in Malvern, PA,. As a result, we recorded a restructuring charge of $325,000 in the nine-month period ended September 30, 2002 reflecting severance benefits provided to terminated employees and the close down cost of vacating the Malvern, PA, facility. Severance was based on associates’ years of service as well as their position within the organization and was paid over the severance period. The reduction in workforce included 19 associates, which was expected to provide future annualized operating cost savings of $1.2 million. As of September 30, 2003, all costs associated with this restructuring plan have been paid.

Other Expense, Net

Other expense, net consists primarily of interest expense. For the nine months ended September 30, 2003, interest expense was $102,000 compared to $149,000 during the comparable period in 2002. The reduction in interest expense for the nine-month period is the result of lower borrowing levels and the reduction in interest rates in 2003. Included in the interest expense for 2003 is interest income of $3,000 and a realized gain of $1,000 associated with the movements in foreign currency exchange rates. Included in the interest expense for 2002 is interest income of $5,000 and a realized gain of $6,000 associated with the movements in foreign currency exchange rates.

Provision for Income Taxes

There was no net provision for income taxes for the nine-month periods ended September 30, 2003 and 2002 due to the net operating loss carryforwards and net losses incurred. At December 31, 2002, Tangram had net operating loss carryforwards of approximately $29.3 million, which are available to offset future federal taxable income and expire in various amounts from 2003 through 2022.

Net Earnings (Loss)

We have incurred substantial losses in recent years, and predicting our future operating results is difficult. If we continue to incur losses, if our revenues decline, or if our expenses increase without commensurate increases in revenues, our operating results will suffer and the price of our common stock may fall. For the nine-month period ended September 30, 2003, we incurred net earnings of $32,000, or ($0.01) per share (after giving effect to preferred dividend), compared to a net loss of $1.5 million, or ($0.09) per share (after giving effect to preferred dividend) during the same period in 2002. Although we experienced a decrease in revenues for the nine-month period ended September 30, 2003 when compared to 2002, as a result of the cost savings associated with our 2002 restructuring initiatives, we were able to significantly decrease our cost structure and net loss.

Results of Operations for the Year Ended December 31, 2002 Compared to the Years Ended December 31, 2001 and 2000

Revenue

Licenses and products revenue decreased 40% in 2002 to $4.6 million, from $7.6 million in 2001, and increased 8% in 2001 to $7.6 million, from $7.1 million in 2000. Licenses and products revenue include the sales of our ITAM product line, which consists of Asset Insight and Enterprise Insight, and product upgrades and add-ons of AM:PM and our traditional mainframe product, Arbiter. Asset Insight licenses and products revenue contributed $3.4 million, or 75%, of total licenses and products revenue in 2002, $6.4 million, or 84% in 2001, and $4.8 million, or 68% in 2000. Revenue from Enterprise Insight, which was made generally available to our customers in July 2001, decreased to $152,000 in 2002 from $433,000 in 2001. The reductions in Asset Insight and Enterprise Insight were directly impacted by two primary factors:

•	extended sales cycles resulting from increased vendor disarray and confusion in the ITAM market (as described above), and

•	the continued economic downturn, coupled with the shrinking IT budgets of our current and potential customers. The ITAM repository (Enterprise Insight) portion of our business, has been disproportionately influenced by the ITAM vendor turmoil. Additionally, the US and worldwide economies have remained slow. We expect this downturn to continue, but are uncertain as to its future severity and duration. As companies experience downturns, they often delay or cease spending on capital assets and IT infrastructure (including software and related services). We believe that these conditions have led our current and potential customers to reduce their IT spending. If these conditions worsen, demand for our products and services may be reduced as a result of even further reduced spending on IT products such as ours.

Our revenue growth in 2001 was attributable to the market acceptance of new Asset Insight product functionality features, specifically software monitoring, an increased attention on disaster recovery and security within the governmental sector, and the successful transition from an indirect domestic sales channel to a direct sales effort, which focuses on delivering a compelling value solution to the customer, a clearer understanding of the customers needs and the preservation and improvement in product margins. Revenue from AM:PM and our traditional mainframe products increased to $982,000 in 2002 from $784,000 in 2001 and decreased to $784,000 in 2001 from $2.3 million in 2000.

Services revenue decreased 12% to $7.0 million in 2002 from $8.0 million in 2001, after increasing 13% to 8.0 million in 2001 from $7.0 million in 2000. Services revenue includes post-contract customer support (“PCS”) agreements, expert asset management consulting services, and training and support services not otherwise covered under maintenance agreements. PCS includes telephone support, bug fixes, and rights to upgrades on a when-and-if available basis. Consulting services consist primarily of implementation services performed on a time and material basis for the installation of our software products, best practices and implementation services, and on-site training services. PCS revenue from the sale of the ITAM product line increased 10% to $5.1 million in 2002 from $4.7 million in 2000, which followed an increase of 18% from $4.0 million in 2000. AM:PM and Arbiter PCS revenue and maintenance decreased to $1.3 million in 2002 from $1.7 million in 2001, and $2.0 million in 2000. Our consulting services revenue decreased to $650,000, or 60%, in 2002 from $1.5 million in 2001, after increasing 32% to $1.5 million in 2001 from $1.2 million in 2000. The decrease in 2002 in consulting services revenue reflects the reduced spending environment that exists for IT products and services, lower new licenses and products revenue in 2002 and the impact of one large engagement of approximately $373,000 that was awarded in late 2000 and delivered in the first quarter of 2001. The 2002 period did not have a similar engagement of that size. The increase in 2001 when compared to 2000 in consulting services revenue is directly correlated to the increase in 2001 in Asset Insight licenses and products revenue discussed above.

International revenue (including PCS contracts) represented approximately 10%, 13%, and 12% of our total revenue in 2002, 2001, and 2000, respectively. In 2002 and 2001 we expanded our European sales initiatives by establishing agreements with six distributors that are marketing our ITAM solutions in the United Kingdom, Germany, Ireland, Scandinavia, Switzerland, Italy, Portugal, Spain and the Benelux countries. Additionally in 2002, we expanded our distributor network to the English-speaking regions of the Pacific Rim. Our coverage currently includes Hong Kong and Singapore.

Cost of Revenue

Cost of licenses and products was $58,000 in 2002, $99,000 in 2001, and $78,000 in 2000. Cost of licenses and products as a percentage of licenses and products revenue was 1% for each of the years 2002, 2001, and 2000. Cost of services decreased 21% to $1.5 million in 2002, down from $1.9 million in 2001, following a decrease of 12% from $2.2 million in 2000. The overall decrease in 2002 in cost of services is primarily the result of lower spending associated with personnel costs (see discussion of restructuring charge below) and travel related costs resulting from lower consulting services revenue. The decrease in 2001 in cost of services is primarily the result of lower utilization of outside consultants to deliver those services. In 2000, we utilized both inside and outside consultants trained in the deployment of Asset Insight to deliver our implementation services. The outside consultants, who are subcontractors, generally cost significantly more than the consultants employed directly by us. Tangram’s gross profit can fluctuate based upon the mix of use of consultants who are subcontractors versus consultants employed directly by us. The use of outside consultants in 2002 was minimal. Because of these reasons, the cost of services as a percentage of services revenue in 2002 decreased 22%, from 24% in 2001, and 31% in 2000.

In 2001, we expended $3.5 million for the acquisition of software technology in connection with the purchase of the Wyzdom technology. No material expenditures were made in 2002 or 2000 for the acquisition of software technology. Amortization of acquired software technology, which commenced July 2001, is provided using the straight-line method over an estimated useful life of four years. Included in cost of revenue is amortization of software development costs and acquired software technology of $2.2 million, $2.3 million, and $1.7 million in 2002, 2001, and 2000, respectively.

We periodically assess the remaining economic life of the capitalized software cost whenever events or changes in circumstances indicate that the product life has been shortened. If we determine the remaining economic life of the software is too long, we will adjust the amortization prospectively to reflect the reduction in the remaining economic life of the software. During 2002, we determined that the capitalized software costs were impaired because the estimated future cash flows were less than the net recorded value at December 31, 2002. As a result, we recorded a $760,000 write-down of the capitalized software costs based on our estimates of future cash flows. Had different assumptions or criteria been used to evaluate and measure the impairment, the amount of the write-down could have been materially different than the $760,000 recorded.

Sales and Marketing

Sales and marketing expenses decreased 24% to $4.9 million in 2002, from $6.4 million in 2001, principally as a result of lower spending associated with personnel cost (see discussion of restructuring charge below), promotions and travel related costs. Sales and marketing expenses decreased by 8% to $6.4 million in 2001, from $7.0 million in 2000, principally as a result of a decrease in revenue and the impact of a restructured tiered 2001 sales commission plan that weighted compensation more heavily to quota achievement. Sales and marketing expenses remained constant as a percentage of revenue in 2002 and 2001 at 42%, down from 50% in 2000.

General and Administrative

General and administrative expenses decreased 16% to $2.0 million in 2002, from $2.4 million in 2001, and decreased 7% to $2.4 million in 2001, from $2.5 million in 2000. The reduction in costs in 2002 was primarily the result of decreased spending associated with personnel cost (see discussion of restructuring charge below), a lower reserve charge for bad debts reflecting improved accounts receivable collections and lower revenue levels, offset in part by the higher cost associated with being a public company. As a percentage of total revenue, general and administrative expenses increased to 17% in 2002, from 15% in 2001, because our absolute spending for general and administrative expenses in 2002 decreased at a slower rate than the decline in sales revenue. As a percentage of total revenue, general and administrative expenses in 2001 decreased to 15% from 18% in 2000. The decrease in 2001 reflects the elimination of consultant fees and certain business costs incurred in 2000 that were associated with our strategic initiative to investigate, formalize, and pursue a new business strategy. That initiative resulted in our decision to develop a full lifecycle asset management offering, which led to our March 2001 purchase of the Wyzdom technology, providing the technological foundation for our asset management offering, Enterprise Insight. We did not incur similar costs in 2002 or 2001.

Research and Development

Gross expenditures for research and development decreased 38% to $3.0 million in 2002, from $4.9 million in 2001, after decreasing 11% to $4.9 million in 2001, from $5.5 million in 2000. As a percentage of revenue, research and development costs decreased to 26% in 2002 down from 32% in 2001, from 39% in 2000. The trend of decreasing cost during this three-year period is attributable to lower staffing levels and personnel related costs when compared to the respective previous year (see discussion of restructuring charge below). In accordance with the provisions of SFAS No. 86, we capitalize certain software development costs incurred to develop new software or to enhance our existing software. We capitalized and deferred development costs of $1.5 million, or 51% of gross research and development costs, in 2002, $1.8 million, or 37% of gross research and development costs, in 2001, and $2.1 million, or 39% of gross research and development costs, in 2000.

Depreciation and Amortization

The following table provides a summary by category of the charges to depreciation and amortization for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
Depreciation	$154	$153	$143
Amortization:
Other intangibles	186	149	—
Goodwill	—	748	748

Total depreciation and amortization	$340	$1,050	$891

Depreciation of property and equipment is provided using the straight-line method over estimated useful lives ranging from three to seven years. Amortization of other intangibles associated with the purchase of the Wyzdom technology in 2001 is provided using the straight-line method over an estimated useful life of two years. Amortization of software development costs (which includes amortization of acquired software technology) is provided on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. In accordance with the provisions of SFAS No. 86, included in cost of revenue is amortization of software development costs of $2.2 million, $2.3 million and $1.7 million in 2002, 2001, and 2000, respectively.

Restructuring Charge

Tangram recorded a restructuring charge of $906,000 in 2002 as a result of its restructuring plan involving the consolidation of its development staff, the closing its Malvern, PA facility, the downsizing of its corporate facility, and the reduction in its workforce. The following table provides a summary by category of the restructuring charge and remaining restructuring accrual for the year ended December 31, 2002 (in thousands):

	Restructuring Charge	Cash Payments/ Write-offs	Accrual at December 31, 2002
Lease termination cost	$419	$(419)	$—
Employee severance cost and related benefits	468	(333)	135
Other	19	(19)	—

Total	$906	$(771)	$135

The remaining amount accrued of $135,000 at December 31, 2002 is reflected in accrued expenses in the balance sheet as of December 31, 2002. Lease termination cost includes the amount paid to terminate the lease contracts before the end of their terms. Severance was based on associates’ years of service as well as their position within the organization and is being paid over the severance period. The reduction in workforce included 39 associates. Other restructuring charges primarily include the physical cost of facilities consolidation and write-off of leasehold improvements.

Other Expense, Net

Other expense, net consists primarily of interest expense. Interest expense resulting principally from borrowing under our line of credit with Safeguard and the promissory note due Axial increased to $184,000 in 2002, from $176,000 in 2001, after decreasing from $199,000 in 2000. In 2002, we had a gain of $4,000 associated with movements in foreign currency exchange rates.

Provision for Income Taxes

There was no provision for income taxes for the years 2002, 2001, and 2000 due to the net losses incurred. At December 31, 2002, Tangram had net operating loss carryforwards of approximately $29.3 million, which are available to offset future federal taxable income and expire in various amounts from 2003 through 2022.

Net Loss

In 2002, we incurred a net loss of $2.7 million, or $0.15 per share (after giving effect to preferred dividend), compared to a net loss of $1.8 million, or $0.11 per share (after giving effect to preferred dividend), in 2001, and a net loss of $3.9 million, or $0.24 per share, in 2000. Excluding the restructuring charge of $906,000 and the write-down of capitalized software costs of $760,000, Tangram’s net loss in 2002 was $1.0 million.

Impact of Recently Issued Accounting Standards

In June 2002, the FASB approved for issuance SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement provides financial accounting and reporting guidance for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF Issue 94-3 continue to apply for an exit activity initiated under an exit plan that met the criteria in EITF Issue 94-3 before the initial application of SFAS No. 146. Management believes the implementation of this standard will not have a material effect upon our financial statements.

In January 2003, the EITF published EITF Issue 00-21, “Revenue Arrangements with Multiple Deliverables,” which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF Issue 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. EITF Issue 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the impact the adoption of this issue will have on our results of operations and/or financial position.

From time to time the Staff of the United States Securities and Exchange Commission communicates its interpretations of accounting rules and regulations. The manner by which these views are communicated varies by topic. While these communications represent the views of the Staff, they do not carry the authority of law or regulation. Nonetheless, the practical effect of these communications is that changes in the Staff’s views from time to time can impact the accounting and reporting policies of public companies, including ours.

We do not expect the adoption of other recently issued accounting pronouncements to have a significant impact on our results of operations, financial position, or cash flows.

Liquidity and Capital Resources

As of September 30, 2003, we had $1.4 million of cash on hand, $1.5 million in gross trade receivables, and $1.35 million of borrowing capacity on our revolving note with Safeguard. In the past, we have funded our operations through borrowings under a credit facility with Safeguard and cash generated from operations. However, the recent trend of operating losses, inconsistent revenue trends, and Safeguard’s notification of its intentions not to renew the Revolving Note upon its expiration on February 13, 2004 will likely require us to seek other sources of capital.

Our operating activities provided cash of $2.5 million for the nine-month period ended September 30, 2003 compared to $765,000 during the comparable period in 2002. Net cash provided by operating activities in 2003 consisted primarily of the net earnings of $32,000, adjusted for $2.0 million of non-cash charges to operations. Changes in operating assets and liabilities provided $479,000 in cash for the nine-month period ended September 30, 2003 primarily related to a $1.4 million decrease in our accounts receivable and other assets balances. Net cash provided by operating activities for the nine-month period ended September 30, 2002 consisted primarily of the net loss of $1.5 million, adjusted for $1.9 million of non-cash charges to operations. Changes in operating assets and liabilities provided cash of $379,000 for the nine-month period ended September 30, 2002.

Investing activities used cash of $866,000 and $1.3 million in the nine-month periods ended September 30, 2003 and 2002, respectively, principally representing capitalized software development costs. In accordance with SFAS No. 86, we capitalized and deferred development costs of $788,000, or 49% of gross research and development costs, in 2003, and $1.3 million, or 47% of gross research and development costs, in 2002. Net cash used in investing activities reflects our continued and ongoing investment associated with our commitment to develop, enhance, and improve our ITAM product line. Our business is not capital asset intensive, and capital expenditures in any year normally would not be significant in relation to our overall financial position. Generally, our capital expenditures relate to information technology hardware and software purchases. Capital expenditures were approximately $78,000 for the nine-month period ended September 30, 2003 as compared to $18,000 in the first nine months of 2002. We currently expect our capital expenditure requirements for the remainder of 2003 to be in a range of $50,000 to 100,000.

Financing activities used cash of $650,000 in the nine-month period ended September 30, 2003. As result of the improvements in our net cash performance from operating activities, we were able to reduce our borrowings under our Safeguard revolving note by $650,000 in 2003. There were no exercises of employee stock options due to our stock price level.

In the past, we have funded our operations through borrowings under the credit facility with Safeguard and from cash generated from operations. Although operating activities may provide cash in certain periods, we anticipate that our operating and investing activities may use additional cash during the next twelve months. The recent trend of operating losses and inconsistent revenue trends may require us to obtain additional equity or debt financing. Additionally, Safeguard’s notification of its intentions not to renew the Revolving Note upon its expiration on February 13, 2004 will likely require us to seek a replacement source of operating capital. If we are unable to secure a replacement credit facility, our existing cash reserve may not be sufficient to satisfy our cash needs during the next twelve months. We have no present understanding, commitment, or agreement with respect to any such transaction. Accordingly, there can be no assurance that we will have access to adequate debt or equity financing or that, if available, it will be under terms and conditions satisfactory to us or which may not be dilutive. If we are unable to obtain sufficient additional funds, we may have to delay, scale back or eliminate some or all of our development activities or certain of our sales and marketing initiatives.

Contractual Obligations

Our contractual obligations consist of non-cancelable operating leases for facilities and equipment, debt financing, and cumulative dividend requirements on the Series F convertible preferred stock. The following table summarizes our contractual obligations (after giving effect to the debt modification described below) as of September 30, 2003 (in thousands) with management’s estimate of payments based upon existing contractual terms:

	Payments Due by Periods
Contractual Obligations	Total	Less than 1 Year	1-3 Years	After 3 Years
Operating leases	$377	$370	$7	$—
Revolving Note	—	—	—	—
Safeguard Demand Note	650	650	—	—
TBBH Demand Note	1,200	1,200	—	—
Series F convertible preferred stock dividends	688	—	—	688

	$2,915	$2,220	$7	$688

We lease our corporate office facility and certain equipment under several non-cancelable operating lease agreements that expire at various times through 2005. Our facility lease contains fixed rental increases over the life of the lease. Net rental expense under these leases for the years ended December 31, 2002, 2001, and 2000 totaled approximately $959,000, $1.3 million, and $1.5 million, respectively. Tangram’s restructuring plan implemented in 2002 reduced our monthly facility rental expense by approximately $59,000, or $1.5 million over the remaining term of the leases.

On February 13, 2003, we modified the terms of our $3 million unsecured revolving line of credit with Safeguard and our $1.2 million unsecured non-interest bearing Promissory Note to TBBH Investments Europe

AG (“TBBH”) (the successor in interest to Axial Technology Holding AG). Under the terms of the new agreement, we have issued to Safeguard Delaware, Inc. (“Safeguard Delaware”), a wholly owned subsidiary of Safeguard, a new $1.35 million unsecured, variable rate Revolving Note (the “Revolving Note”) and a $650,000 unsecured, variable rate Demand Note (the “Safeguard Demand Note”) (described below). The Revolving Note and the Safeguard Demand Note replace the previously existing $3 million unsecured revolving line of credit, of which $1.3 million was outstanding at the time of replacement, provided to us by Safeguard. Amounts outstanding under the Revolving Note bear interest at an annual rate equal to the prime rate of PNC Bank, N.A. plus 1%, payable quarterly in arrears on the first business day of January, April, July and October. We may from time to time borrow, repay and reborrow up to $1.35 million outstanding under the Revolving Note through February 13, 2004. On November 3, 2003, Safeguard Delaware notified us of its intention not to renew the Revolving Note upon its expiration on February 13, 2004. As of November 14, 2003, there were no outstanding borrowings under the Revolving Note with Safeguard. If during the remaining term of the Revolving Note, we were to borrow under the Revolving Note, we would be required to repay all such outstanding borrowings and accrued but unpaid interest by August 13, 2004. Under the terms of the Revolving Note, repayment of the Revolving Note may be required earlier in the case of a sale of all or substantially all of our assets, a business combination or upon the closing of a debt or equity offering in excess of $2.5 million. Under the terms of the merger, repayment of the Revolving Note in full will occur on the closing date of the merger.

Concurrent with the modification of the terms of the $3 million unsecured revolving line of credit with Safeguard, we issued to TBBH a $1.2 million unsecured variable rate Demand Note (the “TBBH Demand Note”) in replacement of the existing $1.2 million unsecured non-interest bearing Promissory Note, of which $500,000 was due on February 13, 2003. Amounts outstanding under both the $1.2 million TBBH Demand Note and the $650,000 Safeguard Demand Note bear interest at an annual rate equal to the announced prime rate of PNC Bank, N.A. plus 1%, payable quarterly in arrears on the first business day of January, April, July and October. However, interest shall accrue only on $500,000 of the principal of the TBBH Demand Note until the first anniversary of the date of the TBBH Demand Note and thereafter shall accrue interest on the entire outstanding principal. All outstanding principal and accrued but unpaid interest on each of the Safeguard Demand Note and the TBBH Demand Note is due and payable six months after the date of demand by Safeguard and/or TBBH, however, such demand shall not occur earlier than February 13, 2004. We are required to notify Safeguard or TBBH of the other party’s demand for payment. Except for payments made on demand by only one lender (either Safeguard or TBBH), any payments on the Demand Notes shall be made pro rata between Safeguard and TBBH. The outstanding principal amount of the Demand Notes may be prepaid in whole or in part upon notice to Safeguard and TBBH at any time or from time to time without any prepayment penalty or premium, provided, however, that there are no amounts outstanding under the Revolving Note. Repayment of the Demand Notes may occur earlier in the case of a sale of all or substantially all of our assets, a business combination or upon the closing of a debt or equity offering in excess of $2.5 million; provided, however, that any repayment will be applied first to the repayment of the then outstanding obligations under the Revolving Note and then to the repayment of the then outstanding obligations under the Demand Notes.

Safeguard is the holder of all 3,000 shares of our Series F convertible preferred stock. The Series F Shares are entitled to a cumulative quarterly dividend, when and if declared by the board, at a rate per share equal to 2% of the issuance price per quarter. At September 30, 2003, dividends in arrears on the Series F Shares were approximately $688,000.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. Such changes in interest rates impact interest cost on our interest rate-sensitive liabilities. Interest rate-sensitive liabilities are assumed to be those for which the stated interest rate is not contractually fixed for the next 12-month period. Thus, liabilities that have a market-based index, such as the prime rate, are rate sensitive. As of November 14, 2003, the only interest rate-sensitive liabilities are the Revolving Note, the Safeguard Demand Note, and the TBBH Demand Note. Assuming a hypothetical, immediate 100 basis point increase in the interest rate, our interest expense over the following

12-month period would be increased by approximately $23,000. The hypothetical model prepared by us assumes that the balance of interest rate-sensitive liabilities fluctuates based on our anticipated borrowing levels over the next 12-month period. Thus, this model represents a static analysis, which cannot adequately portray how we would respond to significant changes in market conditions. Furthermore, the analysis does not necessarily reflect our expectations regarding the movement of interest rates in the near term, including the likelihood of an immediate 100 basis point change in the interest rates nor the actual effect on interest cost if such a rate change were to occur. We have not historically used financial instruments to hedge interest rate exposure, do not use financial instruments for trading purposes, and are not a party to any leveraged derivatives.

Foreign Currency Risk

Our business is principally transacted in United States currency. In 2003, the majority of revenue has been denominated in United States currency. Through the first nine months of 2003, 2.1% of the U.S. dollar value of our invoices were denominated in currencies other than the United States dollar. Accordingly, we have minimal exposure to adverse movements in foreign currency exchange rates. This exposure is primarily related to local currency denominated revenue and operating expenses in the United Kingdom. We will continue to assess our need to hedge currency exposures on an ongoing basis and if we are successful in growing our international revenues. However, as of September 30, 2003, we had no hedging contracts outstanding.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of Opsware common stock offered hereby and certain tax matters with respect to the merger will be passed upon for Opsware by Fenwick & West, LLP, Mountain View, California. Certain matters with respect to the merger will be passed upon for Tangram by Stevens & Lee, King of Prussia, Pennsylvania.

EXPERTS

The consolidated financial statements of Opsware Inc. appearing in Opsware Inc.’s Annual Report (Form 10-K) for the year ended January 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements and schedule of Tangram Enterprise Solutions, Inc. at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in this proxy statement/prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

This proxy statement/prospectus incorporates documents by reference that are not presented in or delivered herewith. To obtain these additional documents, please refer to the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 128.

The SEC allows Opsware to incorporate by reference into this document information that it files with the SEC. This means that Opsware can disclose important information to you by referring to those documents. The information that Opsware incorporates by reference is considered as part of this document, and later information it files with the SEC will automatically update and supersede this information.

The following documents that Opsware has filed with the SEC are incorporated by reference into this document:

•	annual report on Form 10-K for the year ended January 31, 2003;

•	quarterly reports on Form 10-Q for the quarters ended April 30, 2003, July 31, 2003 and October 31, 2003;

•	current report on Form 8-K filed on December 4, 2003;

•	the description of Opsware common stock on Form 8-A filed on February 22, 2001; and

•	all other information that Opsware files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this document and prior to termination of this offering.

You should rely only on the information contained or specifically incorporated by reference in this document to vote on the merger. We have not authorized anyone to give you any information that is different from what is contained or incorporated by reference in this document.

WHERE YOU CAN FIND MORE INFORMATION

Opsware is required to file reports and other information with the SEC pursuant to the information requirements of the Securities Exchange Act of 1934.

Opsware’s filings with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information relating to public reference rooms. Copies of Opsware’s filings may be obtained at the prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains certain reports, proxy statements and other information regarding us.

Opsware will provide you with copies of this information, without charge, excluding all exhibits, unless those exhibits are specifically incorporated by reference into this proxy statement/prospectus, upon written or oral request. You should make any request for documents by February 12, 2004 to ensure timely delivery of the documents.

Requests for documents relating to Opsware should be directed to:

Opsware Inc.

599 N. Mathilda Avenue

Sunnyvale, California 94085

Attention: Investor Relations

(408) 744-7300

You can find more information about the common stock that is offered by this document if you read Opsware’s registration statement on Form S-4 which has been filed with the SEC under the Securities Act of 1933. We will refer to it and any amendments to it as the “registration statement.” This document is a part of that registration statement and does not contain all of the information contained in the registration statement and its exhibits and schedules.

Requests for documents relating to Tangram should be directed to:

Tangram Enterprise Solutions, Inc.

11000 Regency Parkway, Suite 300

Cary, North Carolina 27511

Attention: Secretary

(919) 653-6000

TANGRAM FINANCIAL STATEMENTS

Report of Independent Auditors

Board of Directors and Shareholders

Tangram Enterprise Solutions, Inc.

We have audited the balance sheets of Tangram Enterprise Solutions, Inc. as of December 31, 2002 and 2001, and the related statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tangram Enterprise Solutions, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

/s/    Ernst & Young LLP

Raleigh, North Carolina

January 22, 2003,

except for Note 4, as to which the date is

February 13, 2003

Tangram Enterprise Solutions, Inc.

Balance Sheets

(in thousands, except share and per share amounts)

	December 31
	2002	2001
Assets
Current assets:
Cash and cash equivalents	$418	$322
Accounts receivable, net of allowance of $220 and $309 in 2002 and 2001, respectively	2,671	4,516
Other	296	251

Total current assets	3,385	5,089

Property and equipment:
Computer equipment and software	902	885
Office equipment and furniture	218	220
Leasehold improvements	37	117

	1,157	1,222
Less accumulated depreciation and amortization	(1,057)	(965)

Total property and equipment	100	257

Other assets:
Acquired software technology, net of accumulated amortization of $1,244 and $366 in 2002 and 2001, respectively	1,509	3,147
Deferred software costs, net of accumulated amortization of $1,671 and $1,461 in 2002 and 2001, respectively	3,472	3,218
Cost in excess of net assets of business acquired	1,415	1,415
Other intangibles, net of accumulated amortization of $335 and $149 in 2002 and 2001, respectively	38	224

Other assets	15	79

Total other assets	6,449	8,083

Total assets	$9,934	$13,429

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt — shareholder	$467	$300
Accounts payable	336	210
Accrued expenses	724	2,069
Deferred revenue	3,281	4,096

Total current liabilities	4,808	6,675

Long-term debt — shareholders	1,954	1,020
Other liabilities	542	493

Shareholders’ equity:
Convertible preferred stock — Series F, par value $0.01, $1,000 stated value, 3,000 shares authorized, designated, issued and outstanding (aggregate liquidation preference of $3,475 in 2002 and $3,211 in 2001)	—	—
Common stock, par value $0.01, authorized 48,000,000 shares, 19,802,439 and 19,405,548 issued and outstanding in 2002 and 2001, respectively	198	194
Additional paid-in capital	50,525	50,164
Accumulated deficit	(48,093)	(45,117)

Total shareholders’ equity	2,630	5,241

Total liabilities and shareholders’ equity	$9,934	$13,429

See accompanying notes.

Tangram Enterprise Solutions, Inc.

Statements of Operations

(in thousands, except per share amounts)

	Year ended December 31
	2002	2001	2000
Revenue:
Licenses and products	$4,581	$7,630	$7,066
Services	6,999	7,970	7,023

Total revenue	11,580	15,600	14,089

Cost of revenue:
Cost of licenses and products	58	99	78
Cost of services	1,527	1,940	2,202
Amortization of software cost	2,161	2,284	1,715
Write-down of acquired software technology	760	—	—

Total cost of revenue	4,506	4,323	3,995

Gross profit	7,074	11,277	10,094

Operating expenses:
Sales and marketing	4,879	6,428	6,984
General and administrative	1,982	2,351	2,538
Research and development, net	1,499	3,080	3,364
Depreciation and amortization	340	1,050	891
Restructuring charge	906	—	—

Total operating expenses	9,606	12,909	13,777

Loss from operations	(2,532)	(1,632)	(3,683)

Other expense, net	(180)	(176)	(199)

Loss before income taxes	(2,712)	(1,808)	(3,882)
Income tax provision (benefit)	—	—	—

Net loss	$(2,712)	$(1,808)	$(3,882)

Per share calculation:
Net loss	$(2,712)	$(1,808)	$(3,882)
Preferred stock dividend	(264)	(211)	—

Net loss available to common shareholders	$(2,976)	$(2,019)	$(3,882)

Loss per common share:
Basic and diluted	$(0.15)	$(0.11)	$(0.24)

Weighted average number of common shares outstanding:
Basic and diluted	19,739	18,912	16,269

See accompanying notes.

Tangram Enterprise Solutions, Inc.

Statements of Shareholders’ Equity

(in thousands, except number of shares)

	Preferred Stock		Common Stock		Paid-in Capital	Accumulated Deficit	Treasury Stock		Total
	Shares	Amount	Shares	Amount			Shares	Amount
Balance at December 31, 1999	—	$—	15,922,238	$159	$44,622	$(39,216)	—	$—	$5,565
Purchase of treasury stock	—	—	—	—	—	—	(51,501)	(496)	(496)
Exercise of stock options	—	—	483,310	5	294	—	51,501	496	795
Net loss	—	—	—	—	—	(3,882)	—	—	(3,882)

Balance at December 31, 2000	—	—	16,405,548	164	44,916	(43,098)	—	—	1,982
Shares issued in connection with the purchase of Wyzdom technology	—	—	3,000,000	30	2,276	—	—	—	2,306
Shares issued in connection with debt to equity conversion	3,000	—	—	—	2,972	—	—	—	2,972
Preferred stock dividend	—	—	—	—	—	(211)	—	—	(211)
Net loss	—	—	—	—	—	(1,808)	—	—	(1,808)

Balance at December 31, 2001	3,000	—	19,405,548	194	50,164	(45,117)	—	—	5,241
Shares issued in connection with settlement of long-term debt - shareholder	—	—	381,098	3	343	—	—	—	346
Issuance of common stock	—	—	15,793	1	18	—	—	—	19
Preferred stock dividend	—	—	—	—	—	(264)	—	—	(264)
Net loss	—	—	—	—	—	(2,712)	—	—	(2,712)

Balance at December 31, 2002	3,000	$—	19,802,439	$198	$50,525	$(48,093)	—	$—	$2,630

See accompanying notes.

Tangram Enterprise Solutions, Inc.

Statements of Cash Flows

(in thousands)

	Year ended December 31
	2002	2001	2000
Operating activities
Net loss	$(2,712)	$(1,808)	$(3,882)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	154	154	143
Amortization	2,347	3,180	2,463
Asset impairment charge	760	—	—
Non cash restructuring charge	(193)	—	—
Non cash interest expense	166	106	—
Reserve for doubtful accounts	(89)	(32)	(168)
Other	(44)	(99)	(47)
Cash provided by (used in) changes in working capital items:
Accounts receivable and other current assets	1,889	967	(183)
Accounts payable	126	(437)	150
Accrued expenses	(1,299)	163	538
Deferred revenue	(815)	407	298

Net cash provided by (used in) operating activities	290	2,601	(688)

Investing activities
Deferred software costs	(1,537)	(1,827)	(2,130)
Expenditures for property and equipment	(21)	(171)	(109)
Cash received in connection with the purchase of acquired software technology	—	68	—
Decrease (increase) in other assets	64	23	(62)

Net cash used in investing activities	(1,494)	(1,907)	(2,301)

Financing activities
Net borrowings (repayments) on notes payable to shareholder	1,300	(925)	2,302
Proceeds from exercise of stock options	—	—	795

Net cash provided by (used in) financing activities	1,300	(925)	3,097

Net increase (decrease) in cash	96	(231)	108
Cash and cash equivalents, beginning of year	322	553	445

Cash and cash equivalents, end of year	$418	$322	$553

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$27	$60	$155
Issuance of stock to repay debt	$300	$—	$—

See accompanying notes.

Tangram Enterprise Solutions, Inc.

Notes to Financial Statements

December 31, 2002

1. Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Tangram Enterprise Solutions, Inc. (the “Company”) develops and markets lifecycle IT asset management software for large and midsize organizations across all industries, in both domestic and international markets. IT asset management is the process of controlling hardware and software assets throughout their lifecycle — from procurement, through daily operations, through final disposal. While asset management is primarily a business practice, it is supported by repository technology that consolidates diverse financial, contractual, ownership, and physical asset data. Tangram’s core business strategy and operating philosophy focus on delivering world-class customer care, providing phased asset management solutions that are tailored to our customers’ evolving business needs, and maintaining a leading-edge technical position that results in long-term customer loyalty and sustained shareholder value. The Company operates in the software industry, which is characterized by intense competition, rapid technological advances and evolving industry standards. Factors that could affect the Company’s future operating results and cash flows and cause actual results to vary materially from expectations include, but are not limited to, dependence on an industry that is characterized by rapid technological changes, fluctuations in end-user demands, evolving industry standards, and risks associated with a market that is intensely competitive. Failure by the Company to anticipate or respond adequately to technological developments in its industry, new competitive offerings or participants, changes in customer requirements or changes in industry standards could have a material adverse effect on the Company’s business and operating results.

The Company’s common stock trades on OTC Bulletin Board under the symbol TESI.OB. The Company is a partner company of Safeguard Scientifics, Inc. (NYSE: SFE) (“Safeguard”). Safeguard is a technology operating company that creates long-term value by focusing on technology-related asset acquisitions that are developed through superior operations and management. Safeguard acquires and develops companies in three areas: software, business and IT services, and emerging technologies. Safeguard is the majority shareholder of the Company holding approximately 58% of the Company’s outstanding voting shares (assuming conversion of the Series F convertible preferred stock).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results can differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents.

Revenue Recognition

In October 1997, the Accounting Standards Executive Committee (“AcSEC”) issued Statement of Position (“SOP”) 97-2 Software Revenue Recognition, as amended in March 1998 by SOP 98-4 and October 1998 by SOP 98-9. These SOPs provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. The Company adopted SOP 97-2 for software transactions entered into beginning January 1, 1998. Based on the current requirements of the SOPs, application of these statements did not have a material impact on the Company’s revenue recognition policies. However, AcSEC is currently

Tangram Enterprise Solutions, Inc.

Notes to Financial Statements—(Continued)

December 31, 2002

reviewing further modifications to the SOP with the objective of providing more definitive, detailed implementation guidelines. This guidance could lead to unanticipated changes in the Company’s operational and revenue recognition practices.

In December 1999, the Securities Exchange Commission (“SEC”) staff released Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition,” as amended by SAB No. 101A and SAB No. 101B, to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 explains the SEC staff’s general framework for revenue recognition, stating that certain criteria be met in order to recognize revenue. SAB No. 101 also addresses gross versus net revenue presentation and financial statement and Management’s Discussion and Analysis disclosures related to revenue recognition. In response to SAB No. 101, the Company undertook a review of its revenue recognition practices and determined its method of accounting for revenue to be in accordance with the provisions of SAB No. 101.

The Company derives revenue from software licenses, postcontract customer support (“PCS”), and consulting services. Licenses and products revenue include software license fees under perpetual and period licensing agreements and revenue from the sale of gateway and other products, which include both hardware and software. PCS includes telephone support, bug fixes, and rights to upgrades on a when-and-if available basis. Consulting services consist primarily of implementation services performed on a time and material basis for the installation of the Company’s software products, database trigger services which create a mechanism for importing data from a third party system into the Company’s software products and on-site training services. Revenue from software license agreements and product sales are recognized upon delivery, provided that all of the following conditions are met: a non-cancelable license agreement has been signed; the software has been delivered; no significant production, modification or customization of the software is required; the vendor’s fee is fixed or determinable; and collection of the resulting receivable is deemed probable. In software arrangements that include rights to software products, specified upgrades or gateways, PCS, and/or other services, the Company allocates the total arrangement fee among each deliverable based on vendor-specific objective evidence. Revenue from maintenance agreements are recognized ratably over the term of the maintenance period, generally one year. Consulting and training services, which are not considered essential to the functionality of the software products, are recognized as the respective services are performed.

In November 2001, the staff of the Financial Accounting Standards Board (“FASB”) issued an announcement, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred.” This announcement requires companies to characterize reimbursements received for out of pocket expenses incurred as revenue in the income statement. This announcement is to be applied in financial reporting periods beginning after December 15, 2001 and comparative financial statements for prior periods are to be reclassified to comply with the guidance in this announcement. We adopted the policies outlined in the announcement on January 1, 2002. As such, reimbursements for out of pocket expenses of $104,000, $194,000 and $105,000 have been reclassified as services revenue and cost of services for the years ended December 31, 2002, 2001 and 2000, respectively.

Cost of Revenue

Cost of licenses and products includes the cost related to the distribution of licensed software products. Cost of services includes the cost of the direct labor force, including the associated personnel, travel and subsistence, and occupancy costs incurred in connection with providing consulting and maintenance services. Amortization of software cost includes amortization of software development costs and acquired software technology.

Tangram Enterprise Solutions, Inc.

Notes to Financial Statements—(Continued)

December 31, 2002

Sales and Concentration of Credit Risk

The Company operates in a single industry and is engaged in design and sale of a limited number of software products. No single customer accounted for more than 10% of total revenue in 2002, 2001 and 2000. One of the Company’s customers represented 12% of the accounts receivable balance at December 31, 2002 and two customers represented 20% and 15% of the accounts receivable balance at December 31, 2001.

International sales (including maintenance contracts) represented approximately 10%, 13%, and 12% of the Company’s total revenue in fiscal years 2002, 2001 and 2000, respectively. To date, the majority of international revenue has been denominated in United States currency; therefore, the Company’s results of operations have not been affected by currency fluctuation.

The Company’s principal financial instrument subject to potential concentration of credit risk is accounts receivable, which are unsecured. The Company performs ongoing credit evaluations of its customers’ financial condition. Management believes that the concentration of credit risk with respect to trade receivables is further mitigated as the Company’s customer base consists primarily of Fortune 1000 companies. The Company maintains reserves for credit losses and such losses historically have been within management estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over estimated useful lives ranging from three to seven years.

Impairment of Long-Lived Assets and Identifiable Intangible Assets

The Company accounts for long-lived assets pursuant to SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” The Company evaluates its property and equipment, certain intangible assets and other long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. If changes in circumstances lead Company management to believe that any of its long-lived assets may be impaired, the Company will (a) evaluate the extent to which the remaining book value of the asset is recoverable by comparing the future undiscounted cash flows estimated to be associated with the asset to the asset’s carrying amount and (b) write-down the carrying amount to market value or discounted cash flow value to the extent necessary. As of December 31, 2002, management did not consider any of the Company’s long-lived assets to be impaired.

Software development costs are accounted for in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as product development and expensed as incurred. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing, and product quality assurance, are capitalized.

SFAS No. 86 requires that at each balance sheet date, the unamortized capitalized costs of a computer software product be compared to the net realizable value of that product. The amount by which the unamortized capitalized costs of a computer software product exceed the net realizable value of that asset shall be written off. The net realizable value is determined based on the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Company’s responsibility set forth at the time of sale.

Tangram Enterprise Solutions, Inc.

Notes to Financial Statements—(Continued)

December 31, 2002

In December 2002, the Company recognized a $760,000 impairment charge for its investment in the Wyzdom technology as such investment was judged to have experienced an other than temporary decline in value. The impairment charge is included in cost of revenue in the Company’s 2002 Statement of Operations.

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

The Company adopted the provisions of SFAS No. 142 on its effective date, and as a result, the Company ceased amortization of goodwill on January 1, 2002. In lieu of amortization, the Company was required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. The required initial benchmark evaluation and the annual impairment review were performed in January 2002 and 2003, respectively, resulting in no impairment in the value of the Company’s goodwill and any related intangibles. Application of the non-amortization provision of the standard reduced operating expenses in 2002 by approximately $748,000 as compared to operating results if this standard had not been applied. Had the non-amortization provision of SFAS No. 142 been in effect as of January 1, 2000, the Company’s net loss would have been $1,060,000, or $0.07 per share, in 2001, and $3,134,000, or $0.19 per share, in 2000.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, the liability method is used in accounting for income taxes and deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities.

Earnings per Share

In accordance with SFAS No. 128, “Earnings Per Share,” basic earnings per common share calculations are based on net earnings (loss) after preferred stock dividend requirements, if any, and the weighted-average number of common shares outstanding during each period. Diluted earnings (loss) per common share also reflects the potential dilution that would occur assuming the exercise of stock options and other related effects. Basic and diluted earnings per share are the same in 2002, 2001 and 2000 because the effect of inclusion of the exercise of stock options would be to reduce the loss per common share. If the exercise of stock options were included, the weighted average number of common shares outstanding would have increased by 12,900, 34,000 and 1,357,300 for the years ended December 31, 2002, 2001 and 2000, respectively.

Accounting for Stock Options

The Company has adopted SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 which gives companies the option to adopt the fair value method for expense recognition of employee stock options and other stock-based awards or to continue to account for such items using the intrinsic value method as outlined under ABP No. 25, “Accounting for Stock Issued to Employees” with pro forma disclosures of net (loss) income and net (loss) income per share as if the fair value method had been applied. The Company has elected to continue to apply APB No. 25 for stock options and other stock based awards and has disclosed pro forma net loss and net loss per share as if the fair value method had been applied.

Tangram Enterprise Solutions, Inc.

Notes to Financial Statements—(Continued)

December 31, 2002

Impact of Recently Issued Accounting Standards

In June 2002, the FASB approved for issuance SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement provides financial accounting and reporting guidance for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Early application is encouraged. Previously issued financial statements should not be restated. The provisions of EITF Issue 94-3 continue to apply for an exit activity initiated under an exit plan that met the criteria in EITF Issue 94-3 before SFAS No. 146 initial application. Management believes the implementation of this standard will not have a material effect upon the Company’s financial statements.

The Company does not expect the adoption of other recently issued accounting pronouncements to have a significant impact on its results of operations, financial position, or cash flows.

Reclassifications

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform with 2002 presentation. These reclassifications had no effect on net loss or shareholders’ equity as previously reported.

2. Long-Lived Assets and Identifiable Intangible Assets

Long-lived assets and identifiable intangible assets consist of the following at December 31, 2002 and 2001 (in thousands):

	Amortization Method	Estimated Lives	2002	2001
Acquired software technology	Straight-line	4 years	$2,753	$3,513
Cost in excess of net assets of business acquired	Not Applicable	Indefinite	8,588	8,588
Software development costs	Straight-line	2-3 years	5,144	4,679
Other intangibles	Straight-line	2 years	373	373

			16,858	17,153
Less accumulated amortization			(10,424)	(9,149)

Net intangible assets			$6,434	$8,004

Acquired software technology and other intangibles arising from the Axial transaction (see Note 4) are stated at cost. Amortization is provided using the straight-line method over estimated useful lives of four and two years, respectively.

Software development costs are accounted for in accordance with SFAS No. 86. Research and development costs are comprised of the following as of December 31 (in thousands):

	2002	2001	2000
Research and development costs incurred	$3,036	$4,907	$5,494
Less - capitalized software development costs	(1,537)	(1,827)	(2,130)

Research and development costs, net	$1,499	$3,080	$3,364

Tangram Enterprise Solutions, Inc.

Notes to Financial Statements—(Continued)

December 31, 2002

Amortization of software development costs is provided on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. Amortization commences when a product is available for general release to customers. Included in cost of revenue is amortization of software development costs and acquired software technology of $2,161,000, $2,284,000 and $1,715,000 in 2002, 2001, and 2000, respectively. During 2002 and 2001, approximately $741,300 and $3,295,000, respectfully, of fully amortized software development costs were removed from capitalized software development costs and accumulated amortization.

3. Restructuring Charge

During 2002, the Company effected a restructuring plan designed to reduce its cost structure by consolidating its development staff and closing its facility located in Malvern, PA, downsizing its corporate facility, and reducing its workforce. As a result, the Company recorded a restructuring charge of $906,000 in 2002. The restructuring charge is included in a separate line of operating expense in the Company’s 2002 Statement of Operations. The following table provides a summary by category of the restructuring charge and remaining restructuring accrual for the year ended December 31, 2002 (in thousands):

	Restructuring Charge	Cash Payments/ Writeoffs	Accrual December 31, 2002
Lease Termination Cost	$419	$(419)	$—
Employee severance cost and related benefits	468	(333)	135
Other	19	(19)	—

Total	$906	$(771)	$135

The remaining amount accrued of $135,000 at December 31, 2002 is reflected in accrued expenses in the December 31, 2002 balance sheet.

Lease termination costs include the amount paid to terminate the lease contracts before the end of their terms. Severance was based on associates’ years of service as well as their position within the organization and is being paid over the severance period. The reduction in workforce included 39 associates. Other restructuring charges primarily include the physical cost of facilities consolidation and write-off of leasehold improvements.

4. Long-term Debt — Shareholders

During 2002, the Company had a $3 million unsecured revolving line of credit with Safeguard. Terms of the line of credit required monthly interest payments at the prime rate plus 1%. Principal was due 13 months after date of demand by Safeguard or earlier in the case of a sale of substantially all of the assets of the Company, a business combination or upon the closing of a debt or equity offering. Total interest expense was $39,000, $70,000, and $222,000 for the years ended 2002, 2001, and 2000, respectively, under the revolving line of credit with Safeguard.

On February 13, 2003, the Company modified the terms of its $3 million unsecured revolving line of credit with Safeguard and its $1.2 million unsecured non-interest bearing Promissory Note to TBBH Investments Europe AG (“TBBH”) (the successor in interest to Axial Technology Holding AG).

Tangram Enterprise Solutions, Inc.

Notes to Financial Statements—(Continued)

December 31, 2002

Under the terms of the new agreement, the Company issued to Safeguard Delaware, Inc. (“Safeguard Delaware”), a wholly owned subsidiary of Safeguard, a new $1.35 million unsecured, variable rate Revolving Note (the “Revolving Note”) and a $650,000 unsecured, variable rate Demand Note (the “Safeguard Demand Note”) (described below). The Revolving Note and the Safeguard Demand Note replace the previously existing $3 million unsecured revolving line of credit, of which $1.3 million was outstanding at the time of replacement, provided to the Company by Safeguard. Amounts outstanding under the Revolving Note bear interest at an annual rate equal to the prime rate of PNC Bank, N.A. plus one percent (1%), payable quarterly in arrears on the first business day of January, April, July and October. The Company may from time to time borrow, repay and reborrow up to $1.35 million outstanding under the Revolving Note through February 13, 2004, at which time the Revolving Note may be renewed by Safeguard Delaware at its sole discretion. Safeguard Delaware is required to notify the Company by November 13, 2003, whether or not Safeguard Delaware will renew the Revolving Note on February 13, 2004. If Safeguard Delaware determines not to renew the Revolving Note, the Company will be required to pay all outstanding principal and accrued but unpaid interest by August 13, 2004. Repayment of the Revolving Note may occur earlier in the case of a sale of all or substantially all of the assets of the Company, a business combination or upon the closing of a debt or equity offering in excess of $2.5 million.

On March 1, 2001, pursuant to an Asset Purchase Agreement dated February 13, 2001, the Company issued 3,000,000 shares of its common stock (See Note 6 below) and $1.5 million in unsecured non-interest bearing Promissory Notes (“Notes”) to Axial Technology Holding AG (“Axial”). The Notes required the payment of $300,000, $500,000, and $700,000 on the first, second, and third anniversaries, respectively, of the Asset Purchase Agreement. With respect to the first note payment, the Company could elect to provide, in lieu of cash, a number of shares of its common stock equivalent in aggregate value to the amount of such cash payment, the value of each such share to be deemed equal to 80% of the average NASDAQ closing price during the 20 trading days immediately prior to the relevant note payment date. The carrying amount of the Company’s notes due to Axial was established by discounting the expected future cash payment obligations using a current interest rate at which the Company could borrow for debt of similar size and maturity. On March 1, 2002, the Company issued 381,098 shares of its common stock in lieu of the first note payment due on March 1, 2002. Related to this transaction, the Company recognized on March 1, 2002 an interest charge of $46,800, reflecting the discount on common stock given in payment of the first installment of the note.

Concurrent with the modification of the terms of the $3 million unsecured revolving line of credit with Safeguard, the Company has issued to TBBH a $1.2 million unsecured variable rate Demand Note (the “TBBH Demand Note”) in replacement of the existing $1.2 million unsecured non-interest bearing Promissory Note, of which $500,000 was due on February 13, 2003. Amounts outstanding under both the $1.2 million TBBH Demand Note and the $650,000 Safeguard Demand Note bear interest at an annual rate equal to the announced prime rate of PNC Bank, N.A. plus one percent (1%), payable quarterly in arrears on the first business day of January, April, July and October. However, interest shall accrue only on $500,000 of the principal of the TBBH Demand Note until the first anniversary of the date of the TBBH Demand Note and thereafter shall accrue interest on the entire outstanding principal. All outstanding principal and accrued but unpaid interest on each of the Safeguard Demand Note and the TBBH Demand Note is due and payable six months after the date of demand by Safeguard and/or TBBH, however, such demand shall not occur earlier then February 13, 2004. The Company is required to notify Safeguard or TBBH of the other party’s demand for payment. Except for payments made on demand by only one lender (either Safeguard or TBBH), any payments on the Demand Notes shall be made pro rata as between Safeguard and TBBH. The outstanding principal amount of the Demand Notes may be prepaid in whole or in part upon notice to Safeguard and TBBH at any time or from time to time without any prepayment penalty or premium; provided, however, that there are no amounts outstanding under the Revolving Note. Repayment of the Demand Notes may occur earlier in the case of a sale of all or substantially all of the assets of

Tangram Enterprise Solutions, Inc.

Notes to Financial Statements—(Continued)

December 31, 2002

the Company, a business combination or upon the closing of a debt or equity offering in excess of $2.5 million; provided, however, that any repayment will be applied first to the repayment of the then outstanding obligations under the Revolving Note and then to the repayment of the then outstanding obligations under the Demand Notes.

The following table presents the carrying amounts and fair values of the Company’s debt instruments as of December 31, 2002 and 2001 (in thousands):

	December 31,
	2002	2001
Borrowings under revolving credit facility due to shareholder	$1,300	$—
Notes payable due Axial (shareholder) (less unamortized discount of $79 and $180, respectively — effective rate of 9.5%)	1,121	1,320

	2,421	1,320
Less current portion	(467)	(300)

Long - term debt — shareholders	$1,954	$1,020

5. Leases

The Company has entered a sale-leaseback agreement under which the Company has received, at varying times from July 1997 through December 2000, $1.3 million for computer equipment and furniture that had a net book value of $1.1 million. The leaseback has been accounted for as an operating lease. The Company has five remaining monthly rental payments under these transactions of approximately $2,600. The gains recognized on these transactions have been deferred and are being amortized to income in proportion to rental expense over the term of the lease.

The Company leases its facility and certain equipment under several non-cancelable operating lease agreements that expire at various times through 2005. The Company’s facility lease contains fixed rental increases over the life of the lease. Net rental expense under these leases for the years ended December 31, 2002, 2001, and 2000 totaled approximately $959,000, $1,349,000, and $1,550,000, respectively.

Future minimum lease payments under non-cancelable operating leases and subleases at December 31, 2002 are as follows (in thousands):

Commitments
2003	$389
2004	280
2005	3

$672

6. Equity Transactions

On February 20, 2001, the Company issued 3,000 shares of Series F convertible preferred stock (“Series F Shares”) to Safeguard in exchange for $3 million of principal outstanding under its existing credit facility with

Tangram Enterprise Solutions, Inc.

Notes to Financial Statements—(Continued)

December 31, 2002

Safeguard. Also on February 20, 2001, Safeguard reduced the maximum availability under the credit facility from $6 million to $3 million. Holders of the Series F Shares have a par value of $0.01 per share and the issuance price was $1,000 per share. The Series F Shares are entitled to certain preferences, limitations and special rights, including dividend rights, conversion rights, voting rights, anti-dilution rights, registration rights, and liquidation preferences. Holders of the Series F Shares are entitled to a cumulative quarterly dividend, when and if declared by the Board, at a rate per share equal to two percent (2%) per quarter of the issuance price. The 3,000 shares of Series F Shares are convertible at any time at the option of the holder into 1,500,000 shares of common stock, as adjusted pursuant to the terms of the Statement of Designations, Preferences and Rights Agreement. Commencing at any time on or after February 20, 2003, the Company may redeem all of the shares of the Series F Shares by paying in cash a sum equal to one hundred three percent (103%) of the initial purchase price per share plus all accrued but unpaid dividends. Holders of the Series F Shares are entitled to one vote for each share of common stock into which the Series F Shares may be converted and may vote on all matters submitted to a vote of the holders of common stock. Each share of Series F stock is entitled to a liquidation preference of $1,000 plus unpaid dividends. Proceeds remaining after the satisfaction of such preference would be distributed ratably to the holders of common stock and the shares of common stock which the holders of the Series F Shares then have the right to acquire upon conversion of such shares. At December 31, 2002, the Company has reserved 1,500,000 shares of common stock for future conversion of the Series F Shares.

At December 31, 2002, dividends in arrears on the Series F Shares were $475,200.

On March 1, 2001, pursuant to an Asset Purchase Agreement dated February 13, 2001, the Company issued 3,000,000 shares of its common stock and $1.5 million in non-interest bearing Promissory Notes (“Notes”) to Axial Technology Holding AG (“Axial”) for all rights of ownership to Axial’s proprietary asset management technology, some or all of which is commonly known as Wyzdom (“Wyzdom”), as well as for certain related assets and obligations of Wyzdom Solutions, Inc. Wyzdom Solutions, Inc. was an affiliate of Axial and was the exclusive distributor of the Wyzdom technology in the United States. As more fully described in Note 4 above, on January 28, 2002, the Company’s Board approved the issuance of 381,098 shares of common stock in lieu of the first note payment due on March 1, 2002. Additional earnout payments totaling up to $1.5 million may also be payable to Axial, depending on the achievement of certain revenue goals for the Wyzdom products during the three years following closing. However, this amount could be reduced to zero based upon the performance of the Company’s common stock price during this period.

7. Stock Options

The Company has granted incentive and non-qualified stock options to employees and directors under three outstanding stock option plans: the 1988 Stock Option Plan (the “1988 Plan”), the Stock Option Plan for Directors (the “Directors’ Plan”), and the 1997 Equity Compensation Plan (the “1997 Plan”).

The Company may no longer grant options under the 1988 Plan or the Directors’ Plan. Through December 31, 2002, the Company had options outstanding under these plans of 678,500 shares (1988 Plan), 18,000 shares (Director’s Plan), and 1,186,500 (1997 Plan). Under the plans, the Board of Directors determines the option exercise price on a per-grant basis, but the price shall not be less than fair market value on the date of grant. Generally, outstanding options vest over periods not exceeding 4 years after the date of grant and expire 10 years after the date of grant. All options granted under the plans to date have been at prices that have been equal to fair market value at date of grant. At December 31, 2002, the Company has approximately 2,662,000 shares of common stock reserved for future issuance under the plans.

Tangram Enterprise Solutions, Inc.

Notes to Financial Statements—(Continued)

December 31, 2002

Option activity under the Company’s plans are summarized below (in thousands, except per share amounts):

	2002		2001		2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,429	$2.59	2,337	$3.17	2,617	$2.54
Options granted	762	0.86	170	0.75	419	5.57
Options exercised	—	—	—	—	(535)	1.49
Options canceled	(308)	1.58	(1,078)	3.56	(164)	4.65

Outstanding at end of year	1,883	$2.06	1,429	$2.59	2,337	$3.17

Options exercisable at year-end	1,147		1,052		1,595
Shares available for future grant	779		1,323		987

The following summarizes information about the Company’s stock options outstanding at December 31, 2002 (in thousands, except per share amounts):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable at 12/31/02	Weighted Avg. Exercise Price
$ 0.34 - $ 0.44	85	8.9 yrs.	$0.39	10	$0.44
$ 0.59 - $ 0.75	106	8.4	0.67	32	0.67
$ 0.84 - $ 0.98	621	8.8	0.92	108	0.91
$ 1.09 - $ 1.25	100	3.6	1.20	80	1.23
$ 1.50 - $ 1.75	539	1.1	1.51	536	1.51
$ 1.81 - $ 2.19	127	5.2	1.97	106	1.99
$ 2.41 - $ 5.25	94	4.3	4.29	92	4.34
$ 5.75 - $ 7.00	54	5.1	6.72	54	6.72
$ 7.88 - $ 9.38	157	7.0	7.97	129	7.96

	1,883	5.6 yrs.	$2.06	1,147	$2.64

The Company applies APB No. 25 and related interpretations in accounting for its various stock option plans. Had compensation expense been recognized consistent with SFAS No. 123, the Company’s net loss would have been $2,781,300, or $0.15 per share, in 2002, $2,147,100, or $0.12 per share, in 2001, and $4,035,000, or $0.25 per share, in 2000.

The per share weighted-average fair value of stock options issued by the Company during 2002, 2001 and 2000 was $0.85, $0.73, and $5.14, respectively, on the dates of grant.

The following assumptions were used by the Company to determine the fair value of stock options granted using the Black-Scholes option-pricing model:

	2002	2001	2000
Dividend yield	0%	0%	0%
Expected volatility	212%	183%	142%
Expected option life	4 to 10 years	3 to 10 years	3 to 8 years
Risk-free interest rate	1.9% to 5.7%	3.1% to 5.2%	5.0% to 6.4%

Tangram Enterprise Solutions, Inc.

Notes to Financial Statements—(Continued)

December 31, 2002

8. Related Party Transactions

The Company has transactions in the normal course of business with Safeguard or affiliated companies. Up until May 2000, the Company was a party to an administrative support agreement with Safeguard under which the Company paid to Safeguard a fee equal to 1/4 of 1% of net sales, up to a maximum of $200,000 annually, including reimbursement of certain out-of-pocket expenses incurred by Safeguard. The administrative support services included consultation regarding our general management, investor relations, financial management, certain legal services, insurance programs administration, and tax research and planning, but did not cover extraordinary services or services that were contracted out. During the years ended December 31, 2000, the Company paid administrative services fees to Safeguard totaling approximately $71,000. The Company also paid Safeguard interest costs under a revolving credit agreement of $39,000, $70,000, and $222,000 in 2002, 2001, and 2000, respectively. In addition, during 2000, the Company incurred consulting-related expenses of approximately $261,200 from affiliates of Safeguard.

The Company employs an indirect sales force that works closely with its major resellers and partners to manage the development of the indirect channel, distribution of its product, and product implementation. CompuCom Systems, Inc. has been a reseller of the Asset Insight product since 1996. During the years ended December 31, 2002, 2001, and 2000, the Company has recognized revenue of $193,500, $468,000, and $387,400, respectively, from CompuCom Systems, Inc. associated with their purchase and resell of Company products and related implementation services and annual maintenance contracts. As of December 31, 2002, CompuCom Systems, Inc. has an outstanding receivable with the Company of $131,600. Safeguard is the majority shareholder of CompuCom Systems, Inc., holding approximately 60% of CompuCom’s outstanding voting securities.

The Company had non-recourse, non-interest bearing loans due from certain officers of the Company totaling $496,000 on January 1, 2000. These loans were secured by shares of the Company’s common stock owned by the officers and matured at various dates through April 15, 2000 or termination of employment, whichever occurred first. In January 2000, these loans were repaid in full through the surrender of 51,501 shares of common stock of the Company based on the current market price of the Company’s common stock as reflected by the average of the high and low prices on January 10, 2000.

9. Income Taxes

The components of net deferred taxes as of December 31 are as follows (in thousands):

	2002	2001
Deferred tax assets
Net operating loss carryforward	$9,954	$11,074
Tax credit carryforward	—	16
Allowance for doubtful accounts	75	105
Accrued payroll and benefits	33	50
Depreciation and amortization	650	118
Other	3	3

Total deferred tax assets	10,715	11,366
Deferred tax liabilities — deferred software costs	(1,180)	(1,095)

	9,535	10,271
Valuation allowance	(9,535)	(10,271)

Net deferred tax assets	$—	$—

Tangram Enterprise Solutions, Inc.

Notes to Financial Statements—(Continued)

December 31, 2002

The actual income tax expense for 2002, 2001, and 2000 differs from the “expected” amount (computed by applying the statutory federal income tax rate of 34% to the loss before income taxes) as follows (in thousands):

	2002	2001	2000
Computed “expected” tax benefit	$(922)	$(615)	$(1,320)
Non-deductible amortization	11	273	254
Change in valuation allowance and other	911	342	1,066

Actual tax benefit	$—	$—	$—

At December 31, 2002, the Company has net operating loss carryforwards of approximately $29.3 million. The net operating loss carryforwards expire in various amounts from 2003 through 2022.

10. Employee Benefit Plans

The Company provides certain health and medical benefits to eligible employees, their spouses and dependents pursuant to a benefit plan funded by the Company. Each participating employee contributes to the Company’s costs associated with such benefit plan. The Company’s obligation to fund this benefit plan and pay for these benefits is capped through the Company’s purchase of an insurance policy from a third party insurer. The amount established as a reserve is intended to recognize the Company’s estimated obligations with respect to its payment of claims and claims incurred, but not yet reported under the benefit plan. Management believes that the recorded liability for medical self-insurance at December 31, 2002 is adequate to cover the losses and claims incurred, but these reserves are necessarily based on estimates, and the amount ultimately paid may be more or less than such estimates. These estimates are based upon historical information along with certain assumptions about future events, including increases in projected medical costs.

The Company has a retirement plan which is qualified under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. During 2001 and 2000, the Company provided an employer match on the first 6% of participants’ contributions. The amount of the Company’s match was 50% of the participants’ contributions and was paid annually. The Company’s contribution to the plan for 2001 and 2000 was $210,900 and $174,000, respectfully. No Company contributions were made for the year ended December 31, 2002.

The Company does not offer post-retirement or post-employment benefits.

11. Contingencies

Management is not aware of any material pending legal proceedings to which the Company is a party or of which any of its property is subject.

Tangram Enterprise Solutions, Inc.

Notes to Financial Statements—(Continued)

December 31, 2002

12. Quarterly Financial Information (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2002, 2001 and 2000.

	Three Months Ended
2002	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)
Total revenues	$3,147	$2,571	$3,034	$2,828
Gross profit	2,108	1,660	2,142	1,163
Net (loss) income available to common shareholders (1)	(485)	(1,192)	(47)	(1,252)
Basic and diluted (loss) income per common share	(0.03)	(0.06)	(0.00)	(0.06)

	Three Months Ended
2001	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)
Total revenues	$3,611	$3,402	$3,818	$4,769
Gross profit	2,701	2,402	2,525	3,649
Net (loss) income available to common shareholders (1)	(595)	(832)	(742)	150
Basic and diluted (loss) income per common share	(0.03)	(0.04)	(0.04)	0.01

	Three Months Ended
2000	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)
Total revenues	$3,134	$2,208	$4,269	$4,478
Gross profit	2,039	1,098	3,281	3,685
Net (loss) income available to common shareholders	(1,335)	(2,504)	(92)	49
Basic and diluted (loss) income per common share	(0.08)	(0.15)	(0.01)	0.00

(1)	after reflecting preferred stock dividends.

Additional Financial Information

Tangram Enterprise Solutions, Inc.

Schedule II—Valuation and Qualifying Accounts

Years ended December 31, 2002, 2001, and 2000

	Balance at Beginning of Period	Additions (Reductions) Charged to Costs and Expenses	Deductions from Reserves	Balance at End of Period
Year ended December 31, 2002:
Allowance for doubtful accounts	$308,700	$(40,200)	$48,500	$220,000

Year ended December 31, 2001:
Allowance for doubtful accounts	340,800	292,700	324,800	308,700

Year ended December 31, 2000:
Allowance for doubtful accounts	508,700	326,500	494,400	340,800

Tangram Enterprise Solutions, Inc.

Balance Sheets

(in thousands, except share amounts)

	September 30, 2003	December 31, 2002

	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$1,410	$418
Accounts receivable, net of allowance of $268 and $220 in 2003 and 2002, respectively	1,232	2,671
Other	290	296

Total current assets	2,932	3,385

Property and equipment:
Computer equipment and software	962	902
Office equipment and furniture	237	218
Leasehold improvements	37	37

	1,236	1,157
Less accumulated depreciation and amortization	(1,130)	(1,057)

Total property and equipment	106	100

Other assets:
Acquired software technology, net accumulated amortization of $1,682 and $1,244 in 2003 and 2002, respectively	1,071	1,509
Deferred software costs, net accumulated amortization of $2,875 and $1,671 in 2003 and 2002, respectively	2,885	3,472
Cost in excess of net assets of business acquired	1,415	1,415
Other intangibles, net accumulated amortization of $373 and $335 in 2003 and 2002, respectively	—	38
Other	15	15

Total other assets	5,386	6,449

Total assets	$8,424	$9,934

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt — shareholders	$1,823	$467
Accounts payable	237	336
Accrued expenses	565	724
Deferred revenue	2,622	3,281

Total current liabilities	5,247	4,808

Long-term debt — shareholders	—	1,954
Other liabilities	727	542

Shareholders’ equity:
Convertible preferred stock — Series F, par value $0.01, $1,000 stated value, 3,000 shares authorized, designated, issued and outstanding (aggregate liquidation preference of $3,688 in 2003 and $3,475 in 2002)	—	—
Common stock, par value $0.01, authorized 48,000,000 shares, 19,802,439 issued and outstanding in 2003 and 2002, respectively	198	198
Additional paid-in capital	50,525	50,525
Accumulated deficit	(48,273)	(48,093)

Total shareholders’ equity	2,450	2,630

Total liabilities and shareholders’ equity	$8,424	$9,934

See accompanying notes.

Tangram Enterprise Solutions, Inc.

Statements of Operations

(in thousands, except per share amounts)

	Three months ended September 30
	2003	2002
	(unaudited)
Revenue:
Licenses and products	$892	$1,408
Services	1,840	1,626

Total revenue	2,732	3,034

Cost of revenue:
Cost of licenses and products	(3)	10
Cost of services	369	369
Amortization of software costs	700	513

Total cost of revenue	1,066	892

Gross profit	1,666	2,142

Operating expenses:
Sales and marketing	818	1,195
General and administrative	357	522
Research and development	308	277
Depreciation and amortization	16	82
Restructuring charge	—	16

Total operating expenses	1,499	2,092

Income from operations	167	50

Other expense, net	(33)	(31)

Income before income taxes	134	19
Provision for income taxes	—	—

Net income	$134	$19

Per share calculation:
Net income	$134	$19
Preferred stock dividend	(72)	(66)

Net income (loss) available to common shareholders	$62	$(47)

Income (loss) per common share-
Basic and diluted	$0.00	$0.00

Weighted average number of common shares outstanding:
Basic	19,802	19,802

Diluted	19,828	19,802

See accompanying notes.

Tangram Enterprise Solutions, Inc.

Statements of Operations

(in thousands, except per share amounts)

	Nine months ended September 30
	2003	2002
	(unaudited)
Revenue:
Licenses and products	$2,327	$3,534
Services	5,281	5,219

Total revenue	7,608	8,753

Cost of revenue:
Cost of licenses and products	26	41
Cost of services	951	1,192
Amortization of software costs	1,814	1,609

Total cost of revenue	2,791	2,842

Gross profit	4,817	5,911

Operating expenses:
Sales and marketing	2,562	3,972
General and administrative	1,213	1,535
Research and development	802	1,217
Depreciation and amortization	110	252
Restructuring charge	—	325

Total operating expenses	4,687	7,301

Income (loss) from operations	130	(1,390)

Other expense, net	(98)	(138)

Income (loss) before income taxes	32	(1,528)
Provision for income taxes	—	—

Net income (loss)	$32	$(1,528)

Per share calculation:
Net income (loss)	$32	$(1,528)
Preferred stock dividend	(212)	(197)

Net loss available to common shareholders	$(180)	$(1,725)

Loss per common share-
Basic and diluted	$(0.01)	$(0.09)

Weighted average number of common shares outstanding-
Basic and diluted	19,802	19,717

See accompanying notes.

Tangram Enterprise Solutions, Inc.

Statements of Cash Flows

(in thousands)

	Nine months ended September 30
	2003	2002
	(unaudited)
Operating activities
Net income (loss)	$32	$(1,528)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	72	122
Amortization	1,851	1,749
Non cash interest expense	52	74
Reserve for doubtful accounts	49	35
Other	(27)	(2)
Cash provided by (used in) changes in working capital items:
Accounts receivable and other current assets	1,396	2,473
Accounts payable	(99)	81
Accrued expenses	(159)	(1,188)
Deferred revenue	(659)	(1,051)

Net cash provided by operating activities	2,508	765

Investing activities
Deferred software costs	(788)	(1,317)
Expenditures for property and equipment	(78)	(18)
Decrease in other assets	—	18

Net cash used in investing activities	(866)	(1,317)

Financing activities
Net (repayments) borrowings on notes payable from shareholders	(650)	500

Net cash (used in) provided by financing activities	(650)	500

Net increase (decrease) in cash and cash equivalents	992	(52)
Cash and cash equivalents, beginning of period	418	322

Cash and cash equivalents, end of period	$1,410	$270

Supplemental disclosure of non-cash activities
Cash paid during the period for interest	$35	$8

Issuance of stock to repay debt	$—	$300

See accompanying notes.

Tangram Enterprise Solutions, Inc.

Notes to the Financial Statements

(Unaudited)

Note 1. Organization and Description of Business

Tangram Enterprise Solutions, Inc. (the “Company”) develops and markets lifecycle IT asset management software for large and midsize organizations across all industries, in both domestic and international markets. IT asset management is the process of controlling hardware and software assets throughout their lifecycle — from procurement, through daily operations, through final disposal. While asset management is primarily a business practice, it is supported by repository technology that consolidates diverse financial, contractual, ownership, and physical asset data. Tangram’s core business strategy and operating philosophy focus on delivering world-class customer care, providing phased asset management solutions that are tailored to our customers’ evolving business needs, and maintaining a leading-edge technical position that results in long-term customer loyalty and sustained shareholder value. The Company operates in the software industry, which is characterized by intense competition, rapid technological advances and evolving industry standards. Factors that could affect the Company’s future operating results and cash flows and cause actual results to vary materially from expectations include, but are not limited to, dependence on an industry that is characterized by rapid technological changes, fluctuations in end-user demands, evolving industry standards, and risks associated with a market that is intensely competitive. Failure by the Company to anticipate or respond adequately to technological developments in its industry, new competitive offerings or participants, changes in customer requirements or changes in industry standards could have a material adverse effect on the Company’s business and operating results.

The Company’s common stock trades on OTC Bulletin Board under the symbol TESI.OB. The Company is a partner company of Safeguard Scientifics, Inc. (NYSE: SFE) (“Safeguard”). Safeguard is a technology operating company that creates long-term value by focusing on technology-related asset acquisitions that are developed through superior operations and management. Safeguard acquires and develops companies in three areas: software, business and IT services, and emerging technologies. Safeguard is the majority shareholder of the Company holding approximately 58% of the Company’s outstanding voting shares (assuming conversion of the Series F convertible preferred stock).

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the statements have been included. The interim operating results are not necessarily indicative of the results that may be expected for a full fiscal year. The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. For further information, refer to the financial statements and accompanying footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Tangram Enterprise Solutions, Inc.

Notes to the Financial Statements—(Continued)

(Unaudited)

Key estimates in the accompanying financial statements include, among others, allowances for doubtful accounts receivable, deferral of software cost, valuation of intangibles, valuation allowances against deferred income tax assets, and revenue recognition.

Revenue Recognition

In October 1997, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 97-2 “Software Revenue Recognition”, as amended in March 1998 by SOP 98-4 and October 1998 by SOP 98-9. These SOPs provide guidance on applying accounting principles generally accepted in the United States in recognizing revenue on software transactions. The Company adopted SOP 97-2 for software transactions entered into beginning January 1, 1998. Based on the current requirements of the SOPs, application of these statements did not have a material impact on the Company’s revenue recognition policies. However, AcSEC is currently reviewing further modifications to the SOP with the objective of providing more definitive, detailed implementation guidelines. This guidance could lead to unanticipated changes in the Company’s operational and revenue recognition practices.

In December 1999, the Securities Exchange Commission (“SEC”) staff released Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition,” as amended by SAB No. 101A and SAB No. 101B, to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 explains the SEC staff’s general framework for revenue recognition, stating that certain criteria be met in order to recognize revenue. SAB No. 101 also addresses gross versus net revenue presentation and financial statement and Management’s Discussion and Analysis disclosures related to revenue recognition. In response to SAB No. 101, the Company undertook a review of its revenue recognition practices and determined its method of accounting for revenue to be in accordance with the provisions of SAB No. 101.

The Company licenses its products primarily under perpetual licenses. The Company recognizes revenue from licensing of software products to an end user when 1) persuasive evidence of an arrangement exists; 2) the software product has been delivered to the customer, provided there are no uncertainties surrounding product acceptance; 3) fees are fixed or determinable, and 4) collectibility is probable. For software arrangements involving multiple elements, such as software products, technical support (post contract support, or PCS), installation and training, revenue is allocated to each element based on the relative fair values of the elements. The fair value of an element is based on vendor-specific objective evidence (“VSOE”). The Company establishes VSOE based on the price charged when the same element is sold separately. If VSOE of all undelivered elements exists but VSOE does not exist for one or more delivered elements, then revenue is recognized using the residual method. Revenue associated with period or subscription licenses is recognized using the straight-line method over the period that the software rights or services are provided. For licensing of our software through indirect sales channels, revenue is recognized when the software is sold by the reseller, VAR or distributor to an end user customer. The Company’s resellers do not have any rights of return beyond the standard warranty that runs concurrent with post-contract support services. The Company considers all arrangements with payment terms longer than our normal business practice (payment terms that do not extend beyond 12 months) not to be fixed or determinable and revenue is recognized when the fee becomes due. If collectibility is not considered probable for reasons other than extended payment terms, revenue is recognized when the fee is collected. Service arrangements are evaluated to determine whether the services are essential to the functionality of the software. Revenue is recognized using contract accounting for arrangements involving customization or modification of the software or where software services are considered essential to the functionality of the software. Revenue from these software arrangements is recognized using the percentage-of-completion method with progress-to-complete measured using labor cost inputs.

Tangram Enterprise Solutions, Inc.

Notes to the Financial Statements—(Continued)

(Unaudited)

The Company derives services revenue primarily from post contract support (“PCS”), consulting, training and user training conferences. PCS is recognized using the straight-line method over the period that the PCS is provided, generally one year and once collectibility is assured. Revenue from training arrangements or seminars and from consulting services is recognized as the services are performed or seminars are held.

Impairment of Long-Lived Assets and Identifiable Intangible Assets

The Company accounts for long-lived assets pursuant to Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” The Company evaluates its property and equipment, certain intangible assets and other long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. If changes in circumstances lead Company management to believe that any of its long-lived assets may be impaired, the Company will (a) evaluate the extent to which the remaining book value of the asset is recoverable by comparing the future undiscounted cash flows estimated to be associated with the asset to the asset’s carrying amount and (b) write-down the carrying amount to market value or discounted cash flow value to the extent necessary. As of September 30, 2003, management did not consider any of the Company’s long-lived assets to be impaired.

Software development costs are accounted for in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as product development and expensed as incurred. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing, and product quality assurance, are capitalized.

SFAS No. 86 requires that at each balance sheet date, the unamortized capitalized costs of a computer software product be compared to the net realizable value of that product. The amount by which the unamortized capitalized costs of a computer software product exceed the net realizable value of that asset shall be written off. The net realizable value is determined based on the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Company’s responsibility set forth at the time of sale. As of September 30, 2003, management did not consider any of the unamortized capitalized costs of computer software to be impaired.

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment.

The Company adopted the provisions of SFAS No. 142 on its effective date, and as a result, the Company ceased amortization of goodwill on January 1, 2002. In lieu of amortization, the Company was required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. SFAS No. 142 requires the Company to test goodwill for impairment at a level referred to as a reporting unit. The Company operates in a single industry and is engaged in the design and sale of a limited number of software products; therefore, management believes the Company meets the definition of a single reporting unit. SFAS No. 142 requires that if the fair value of the reporting unit is less than its carrying amount, the goodwill is considered potentially impaired and a loss is recognized to the extent its carrying value exceeds its implied fair value. To

Tangram Enterprise Solutions, Inc.

Notes to the Financial Statements—(Continued)

(Unaudited)

determine fair value, management used the quoted market price of the Company’s common stock. The required initial benchmark evaluation and the annual impairment review were performed in January 2002 and 2003, respectively, resulting in no impairment in the value of the Company’s goodwill and any related intangibles.

Income taxes

The Company utilizes the liability method of accounting for income taxes, as set forth in SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements. Deferred tax assets are recognized, net of any valuation allowance, for deductible temporary differences and operating loss and tax credit carryforwards. A valuation allowance is provided when it is considered more likely than not that some or all of the deferred tax assets may not be realized. As of September 30, 2003 and December 31, 2002, the Company had a valuation allowance against the entire net deferred tax asset.

Stock-Based Compensation

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of SFAS 148 are effective for fiscal years ending after December 15, 2002. The Company has elected to continue to follow the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” to account for employee stock options. Under APB No. 25, no compensation expense is recognized unless the exercise price of our employee stock options is less than the market price of the underlying stock on the date of grant. The Company has not recorded such expenses in the periods presented because it grants options at the fair market value of the underlying stock on the date of grant.

The Company has granted incentive and non-qualified stock options to employees and directors under three outstanding stock option plans: the 1988 Stock Option Plan (the “1988 Plan”), the Stock Option Plan for Directors (the “Directors’ Plan”), and the 1997 Equity Compensation Plan (the “1997 Plan”).

The Company may no longer grant options under the 1988 Plan or the Directors’ Plan. Through September 30, 2003, the Company had options outstanding under these plans of 141,800 shares (1988 Plan), 18,000 shares (Director’s Plan), and 1,097,900 (1997 Plan). Under the plans, the Board of Directors determines the option exercise price on a per-grant basis, but the price shall not be less than fair market value on the date of grant. Generally, outstanding options vest over periods not exceeding 4 years after the date of grant and expire 10 years after the date of grant. All options granted under the plans to date have been at exercise prices that have been equal to fair market value at date of grant. At September 30, 2003, the Company has approximately 2,125,200 shares of common stock reserved for future issuance under the plans.

The following information regarding net income (loss) and earnings (loss) per share prepared in accordance with SFAS No. 123 has been determined as if the Company had accounted for its employee stock options and employee stock plan under the fair value method prescribed by SFAS No. 123. The resulting effect on net income (loss) and earnings (loss) per share pursuant to SFAS No. 123 is not likely to be representative of the

Tangram Enterprise Solutions, Inc.

Notes to the Financial Statements—(Continued)

(Unaudited)

effects on net income (loss) and earnings (loss) per share pursuant to SFAS No. 123 in future periods due to subsequent periods including additional grants and periods of vesting. The fair value of options was estimated at the date of grant using a Black-Scholes option valuation model.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not provide a reliable single measure of the fair value of our employee stock options.

The following assumptions were used by the Company to determine the fair value of stock options granted using the Black-Scholes option-pricing model:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
Dividend yield	0%	0%	0%	0%
Expected volatility	287%	212%	287%	212%
Expected option life	3 years	8 to 10 years	3 years	4 to 10 years
Risk-free interest rate	1.9%	3.7% to 4.1%	1.7% to 1.9%	2.6% to 5.7%

The per share weighted-average fair value under SFAS No. 123 of all stock options issued by the Company during the nine-months ended September 30, 2003 and 2002 was $0.37 and $0.84, respectively.

For purposes of disclosures pursuant to SFAS No. 123 as amended by SFAS No. 148, the estimated fair value of options is amortized over the options’ vesting period.

The following table illustrates the effect on reported net income (loss) available to common shareholders and earnings (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(unaudited)		(unaudited)
Net income (loss) available to common shareholders, as reported	$62	$(47)	$(180)	$(1,725)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	(26)	(130)	(163)	(388)

Pro forma income (loss)	$36	$(177)	$(343)	$(2,113)

Earnings (loss) per common share-
Basic and diluted	$0.00	$(0.01)	$(0.02)	$(0.11)

Earnings Per Share

Basic net income (loss) per common share is computed by dividing net income (loss), after stock dividend requirements, attributable to common stockholders by the weighted average number of common shares

Tangram Enterprise Solutions, Inc.

Notes to the Financial Statements—(Continued)

(Unaudited)

outstanding. Diluted net income (loss) per common share (“Diluted EPS”) is computed by dividing net income (loss), after stock dividend requirements, attributable to common stockholders by the sum of the weighted average number of common shares outstanding and the weighted average dilutive common share equivalents then outstanding. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect.

Common share equivalents consist of shares issuable upon the exercise of stock options. During the three months ended September 30, 2002 and the nine months ended September 30, 2003 and 2002, there were 500, 2,300 and 17,100 outstanding common share equivalents, respectively, that were not included in the computation of Diluted EPS as their effect would have been anti-dilutive, thereby decreasing the net loss per common share. During the three months ended September 30, 2003, there were no outstanding common share equivalents that were not included in the computation of Diluted EPS.

Impact of Recently Issued Accounting Standards

In January 2003, the EITF published EITF Issue 00-21, “Revenue Arrangements with Multiple Deliverables,” which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF Issue 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. EITF Issue 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue 00-21 did not have an impact on the Company’s financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, which addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interest in variable interest entities obtained after January 31, 2003. The adoption of this Interpretation did not have an impact on the Company’s financial statements. The Interpretation becomes effective for entities created before February 1, 2003 as of the beginning of the first period after December 15, 2003. We do not anticipate the adoption of this provision of the Interpretation to have an impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer of financial statements classifies and measures certain financial instruments that have characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company’s financial statements.

From time to time the Staff of the United States Securities and Exchange Commission communicates its interpretations of accounting rules and regulations. The manner by which these views are communicated varies by topic. While these communications represent the views of the Staff, they do not carry the authority of law or regulation. Nonetheless, the practical effect of these communications is that changes in the Staff’s views from time to time can impact the accounting and reporting policies of public companies, including ours.

We do not expect the adoption of other recently issued accounting pronouncements to have a significant impact on our results of operations, financial position, or cash flows.

Tangram Enterprise Solutions, Inc.

Notes to the Financial Statements—(Continued)

(Unaudited)

Note 3. Long-Lived Assets and Identifiable Intangible Assets

Long-lived assets and identifiable intangible assets consist of the following at September 30, 2003 and December 31, 2002 (in thousands):

	Amortization Method	Estimated Lives	September 30, 2003	December 31, 2002
			(unaudited)	(audited)
Acquired software technology	Straight-line	4 years	$2,753	$2,753
Cost in excess of net assets of business acquired	Not Applicable	Indefinite	8,588	8,588
Software development costs	Straight-line	2-3 years	5,760	5,143
Other intangibles	Straight-line	Fully amortized	373	373

			17,474	16,857
Less accumulated amortization			(12,103)	(10,423)

Net intangible assets			$5,371	$6,434

Acquired software technology and other intangibles are stated at cost. Amortization is provided using the straight-line method over estimated useful lives of four and two years, respectively.

Software development costs are accounted for in accordance with SFAS No. 86. Research and development costs are comprised of the following as of September 30 (in thousands):

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
	(unaudited)		(unaudited)
Research and development costs incurred	$528	$755	$1,590	$2,534
Less — capitalized software development costs	(220)	(478)	(788)	(1,317)

Research and development costs, net	$308	$277	$802	$1,217

Amortization of software development costs is provided on a product-by-product basis over the estimated economic life of the software, not to exceed three years, using the straight-line method. Amortization commences when a product is available for general release to customers. Included in cost of revenue is amortization of software development costs and acquired software technology of $700,000 and $513,000 for the three months ended September 30, 2003 and 2002, respectively. Amortization of software development costs and acquired software technology for the nine months ended September 30, 2003 and 2002 was $1.8 million and $1.6 million, respectively.

Note 4. Long-term Debt — Shareholders

On February 13, 2003, the Company modified the terms of its $3 million unsecured revolving line of credit with Safeguard and its $1.2 million unsecured non-interest bearing Promissory Note to TBBH Investments Europe AG (“TBBH”) (the successor in interest to Axial Technology Holding AG).

Under the terms of the new agreement, the Company issued to Safeguard Delaware, Inc. (“Safeguard Delaware”), a wholly owned subsidiary of Safeguard, a new $1.35 million unsecured, variable rate Revolving

Tangram Enterprise Solutions, Inc.

Notes to the Financial Statements—(Continued)

(Unaudited)

Note (the “Revolving Note”) and a $650,000 unsecured, variable rate Demand Note (the “Safeguard Demand Note”) (described below). The Revolving Note and the Safeguard Demand Note replace the previously existing $3 million unsecured revolving line of credit, of which $1.3 million was outstanding at the time of replacement, provided to the Company by Safeguard. Amounts outstanding under the Revolving Note bear interest at an annual rate equal to the prime rate of PNC Bank, N.A. plus one percent (1%), payable quarterly in arrears on the first business day of January, April, July and October. The Company may from time to time borrow, repay and reborrow up to $1.35 million outstanding under the Revolving Note through February 13, 2004, at which time the Revolving Note may be renewed by Safeguard Delaware at its sole discretion. Safeguard Delaware was required to notify the Company by November 13, 2003, whether or not Safeguard Delaware would renew the Revolving Note on February 13, 2004. On November 3, 2003, Safeguard Delaware notified the Company of its intentions not to renew the Revolving Note upon its expiration on February 13, 2004. As of November 14, 2003, there were no outstanding borrowings under the Revolving Note with Safeguard. If during the remaining term of the Revolving Note the Company were to borrow under the Revolving Note, the Company would be required to repay all such outstanding borrowings and accrued but unpaid interest by August 13, 2004. Repayment of the Revolving Note may occur earlier in the case of a sale of all or substantially all of the assets of the Company, a business combination or upon the closing of a debt or equity offering in excess of $2.5 million.

Concurrent with the modification of the terms of the $3 million unsecured revolving line of credit with Safeguard, the Company has issued to TBBH a $1.2 million unsecured variable rate Demand Note (the “TBBH Demand Note”) in replacement of the existing $1.2 million unsecured non-interest bearing Promissory Note, of which $500,000 was due on February 13, 2003. Amounts outstanding under both the $1.2 million TBBH Demand Note and the $650,000 Safeguard Demand Note bear interest at an annual rate equal to the announced prime rate of PNC Bank, N.A. plus one percent (1%), payable quarterly in arrears on the first business day of January, April, July and October. However, interest shall accrue only on $500,000 of the principal of the TBBH Demand Note until the first anniversary of the date of the TBBH Demand Note and thereafter shall accrue interest on the entire outstanding principal. All outstanding principal and accrued but unpaid interest on each of the Safeguard Demand Note and the TBBH Demand Note is due and payable six months after the date of demand by Safeguard and/or TBBH, however, such demand shall not occur earlier then February 13, 2004. The Company is required to notify Safeguard or TBBH of the other party’s demand for payment. Except for payments made on demand by only one lender (either Safeguard or TBBH), any payments on the Demand Notes shall be made pro rata as between Safeguard and TBBH. The outstanding principal amount of the Demand Notes may be prepaid in whole or in part upon notice to Safeguard and TBBH at any time or from time to time without any prepayment penalty or premium; provided, however, that there are no amounts outstanding under the Revolving Note. Repayment of the Demand Notes may occur earlier in the case of a sale of all or substantially all of the assets of the Company, a business combination or upon the closing of a debt or equity offering in excess of $2.5 million; provided, however, that any repayment will be applied first to the repayment of the then outstanding obligations under the Revolving Note and then to the repayment of the then outstanding obligations under the Demand Notes.

Tangram Enterprise Solutions, Inc.

Notes to the Financial Statements—(Continued)

(Unaudited)

The following table presents the carrying amounts and fair values of the Company’s debt instruments as of September 30, 2003 and December 31, 2002 (in thousands):

	September 30, 2003	December 31, 2002
	(unaudited)	(audited)
Borrowings under revolving credit facility due Safeguard (1)	$—	$1,300
Borrowings under Revolving Note due Safeguard	—	—
Notes payable due Axial (shareholder) (less unamortized discount of $79 — effective rate of 9.5%) (1)	—	1,121
Demand Note due Safeguard	650	—
Demand Note due TBBH (shareholder) (less unamortized discount of $27 — effective rate of 9.5%)	1,173	—

	1,823	2,421
Less current portion	(1,823)	(467)

Long - term debt — shareholders	$—	$1,954

(1)	— Retired February 13, 2003

On March 1, 2001, pursuant to an Asset Purchase Agreement dated February 13, 2001, the Company issued 3,000,000 shares of its common stock and $1.5 million in unsecured non-interest bearing Promissory Notes (“Notes”) to Axial Technology Holding AG (“Axial”). The Notes required the payment of $300,000, $500,000, and $700,000 on the first, second, and third anniversaries, respectively, of the Asset Purchase Agreement. The carrying amount of the Company’s notes due to Axial was established by discounting the expected future cash payment obligations using a current interest rate at which the Company could borrow for debt of similar size and maturity. With respect to the first note payment due on March 1, 2002, the Company could elect to provide, in lieu of cash, a number of shares of its common stock equivalent in aggregate value to the amount of such cash payment, the value of each such share to be deemed equal to 80% of the average NASDAQ closing price during the 20 trading days immediately prior to the relevant note payment date. On March 1, 2002, the Company issued 381,098 shares of its common stock in lieu of the first note payment. Related to this transaction, the Company recognized on March 1, 2002 an interest charge of $46,800, reflecting the discount on common stock given in payment of the first installment of the note. The remaining Notes were retired on February 13, 2003 in connection with the debt modifications described above.

Note 5. Equity Transactions

Safeguard is the holder of all 3,000 shares of the Series F convertible preferred stock (“Series F Shares”). Under the terms of the Series F Shares, holders of the Series F Shares are entitled to a cumulative quarterly dividend, when and if declared by the Board, at a rate per share equal to 2% of the issuance price per quarter. At September 30, 2003, dividends in arrears on the Series F Shares were approximately $688,000 and are classified as an other long-term liability in the Company’s balance sheet presented herein.

ANNEX A

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

OPSWARE INC.,

TES ACQUISITION CORP.

AND

TANGRAM ENTERPRISE SOLUTIONS, INC.

DECEMBER 4, 2003

A-i

EXHIBITS

Exhibit A-1	Form of Articles of Merger
Exhibit A-2	Form of Certificate of Merger
Exhibit B	Form of Voting Agreement
Exhibit C	Form of Non-Solicitation Agreement
Exhibit D	Form of Transition Services Agreement

A-ii

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of December 4, 2003, among Opsware Inc., a Delaware corporation (“Parent”), TES Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Tangram Enterprise Solutions, Inc., a Pennsylvania corporation (“Company”).

RECITALS

A. The respective Boards of Directors of Parent, Merger Sub and Company have approved this Agreement, and declared advisable the merger of Merger Sub with and into Company (the “Merger”) upon the terms and subject to the conditions of this Agreement, pursuant to the Articles of Merger in the form of Exhibit A-1 (the “Articles of Merger”) and the Certificate of Merger in the form of Exhibit A-2 (the “Certificate of Merger”), and in accordance with the General Corporation Law of the State of Delaware (“Delaware Law”) and the Business Corporation Law of the Commonwealth of Pennsylvania (“Pennsylvania Law”).

B. For United States federal income tax purposes, the Merger is intended to qualify as a “reorganization” pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, Safeguard Scientifics, Inc. (and/or its wholly owned subsidiaries Safeguard Scientifics (Delaware), Inc. and Safeguard Delaware, Inc.) (“SSI”) and TBBH Investments Europe AG (“TBBH”), major shareholders of Company, are entering into Voting Agreements with Parent in the form of Exhibit B (collectively, the “Voting Agreements”).

D. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain employees of Company are entering into Non-Solicitation Agreements with Parent in the form of Exhibit C (collectively, the “Non-Solicitation Agreements”) which shall become effective as of the Effective Time (as defined in Section 1.1).

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be made to the fifth decimal place.

“Acquisition Proposal” means, with respect to a particular company, any offer or proposal (other than an offer or proposal by Parent) relating to, or involving: (A) any acquisition or purchase by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 20% interest in the total outstanding voting securities of such party or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 20% or more of the total outstanding voting securities of such party or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving such party pursuant to which the shareholders of such party immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of any material portion of the assets of such party and its subsidiaries; or (C) any liquidation or dissolution of such party.

“Action of Divestiture” means (i) making proposals, executing or carrying out agreements or submitting to Legal Requirements providing for the license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets that are material to Parent, Company or any of their respective subsidiaries or the holding separate of Company capital stock, stock of Merger Sub or stock of the Surviving Corporation, or imposing or seeking to impose any limitation on the ability of Parent, Company or any of their respective subsidiaries to conduct their respective businesses or own such assets or to acquire, hold or exercise full rights of ownership of Company’s business or shares of Company capital stock (or shares of stock of the Surviving Corporation) or (ii) otherwise taking any step to avoid or eliminate any impediment which may be asserted under any Legal Requirement governing competition, monopolies or restrictive trade practices.

“affiliates” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the first-mentioned person.

“Announcement Stock Price” means the average of the closing prices for a share of Parent Common Stock as quoted on the NASDAQ National Market for the five consecutive trading days ending on the trading day that is one trading day prior to the date of this Agreement.

“Closing” means the closing of the transactions contemplated hereby.

“Closing Date” means the date on which the Closing actually occurs.

“Closing Stock Price” means the average of the closing prices for a share of Parent Common Stock as quoted on the NASDAQ National Market for the five consecutive trading days ending on the trading day that is one trading day prior to the Closing Date.

“Company Common Stock” means the common stock, $0.01 par value per share, of Company.

“Company Debt” means all indebtedness, including principal and accrued interest, of Company for money borrowed set forth in Part 1.1-CD of the Company Disclosure Letter, excluding trade debt incurred in the ordinary course of business.

“Company Option Plans” means the 1988 Stock Option Plan, the Stock Option Plan for Directors, and the 1997 Equity Compensation Plan of Company.

“Company Options” means options to purchase shares of Company capital stock.

“Company Restricted Stock” means any shares of Company Common Stock which are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares may be forfeited or repurchased by Company upon any termination of employment, directorship or other relationship with Company (and/or any affiliate of Company) under the terms of any Contract with Company (including any restricted stock purchase agreement, stock option agreement or stock option exercise agreement).

“Company Series F Stock” means the Series F convertible preferred stock, $0.01 par value per share, of Company.

“Company Severance Payments” means the aggregate amount of cash severance and the dollar value of benefits Company (or any affiliate of or successor to Company) is obligated to pay under the Contracts set forth on Part 1.1-CSP of the Company Disclosure Letter, which is $1,395,382 as of the date of this Agreement (“Current Aggregate Severance Amount”).

“Company Severance Reduction” means the aggregate reduction (if any) in the amount of Company Severance Payments after the date of this Agreement and prior to the Closing Date (i) effected through written Contracts or written Contract amendments or (ii) evidenced in such other form as may be reasonably satisfactory to Parent.

“Contract” means any written or oral legally binding contract, agreement, instrument, arrangement, commitment or undertaking.

“Current Aggregate Severance Amount” shall have the meaning set forth in the definition of “Company Severance Payments” above.

“Current Maintenance Run Rate” means an amount equal to the aggregate amount of annual support and maintenance fees paid or payable to Company under customer Contracts (other than Scheduled EDS Contracts (as such defined below)) as of the date of this Agreement, as set forth in Part 1.1-CMRR of the Company Disclosure Letter.

“Debt Cash Exchange Ratio” means an amount equal to: (A) the product obtained by multiplying (1) the Total Debt Merger Value by the (2) Parent Cash Percentage; divided by (B) the Total Debt Merger Value.

“Debt Stock Exchange Ratio” means an amount equal to: (A) the product obtained by multiplying (1) the Total Debt Merger Value by (2) the Parent Share Percentage; divided by (B) the Closing Stock Price; divided by (C) the Total Debt Merger Value.

“Dissenting Shares” means any shares of Company Series F Stock or Company Common Stock that are outstanding immediately prior to the Effective Time with respect to which dissenters rights to obtain payment for such dissenting shares in accordance with Pennsylvania Law have been duly and properly exercised and perfected in connection with the Merger.

“Effective Time” means the time of the filing of the Articles of Merger and Certificate of Merger (or such later time as may be mutually agreed in writing by Company and Parent and specified in the Articles of Merger).

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Final Maintenance Run Rate” means an amount equal to the aggregate amount of then-effective annual support and maintenance fees payable to Company under customer Contracts (other than Scheduled EDS Contracts) which are valid and in full force and effect (and for which no notice of termination or cancellation has been received) as of the Closing Date, as demonstrated by Company having in the then-current annual contract period either received cash payment or an outstanding purchase order under such customer Contracts.

“Final Net Cash Assets” means an amount equal to: (A) actual Net Cash Assets as of the end of the calendar month immediately preceding the calendar month in which the Closing occurs; plus (B) (1) all cash received during the period after the last day of the calendar month immediately prior to the Closing through the

Closing Date and (2) all amounts, in excess of $25,000 individually, invoiced or billed during the period after the last day of the calendar month immediately prior to the Closing through the Closing Date; less (C) (1) all cash disbursed during the period after the last day of the calendar month immediately prior to the Closing through the Closing Date and (2) all liabilities, in excess of $25,000 individually, incurred or accrued during the period after the last day of the calendar month immediately prior to the Closing through the Closing Date.

“Fully-Diluted Company Common Stock” means the sum, without duplication, of (A) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and (B) the aggregate number of shares of Company Common Stock issuable upon the conversion of shares of Company Series F Stock issued and outstanding immediately prior to the Effective Time.

“Fully-Diluted Company Series F Stock” means the aggregate number of shares of Company Series F Stock that are issued and outstanding immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis.

“General Cash Exchange Ratio” means an amount equal to: (A) the product obtained by multiplying (1) the Total Remaining Merger Value by (2) the Parent Cash Percentage; divided by (B) the Fully-Diluted Company Common Stock.

“General Stock Exchange Ratio” means an amount equal to: (A) the product obtained by multiplying (1) the Total Remaining Merger Value by (2) the Parent Share Percentage; divided by (B) the Closing Stock Price; divided by (C) the Fully-Diluted Company Common Stock.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic.

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter of the executive officers and financial employees of such entity, and with respect to Company, the Chairman of Company’s Board of Directors and the members of the Special Committee of Company’s Board of Directors (collectively, the “Entity Representatives”) after reasonable inquiry, including reasonable inquiry of the persons employed by such entity charged with administrative or operational responsibility for such matters for such entity. Any such Entity Representative will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (A) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails received or sent by such Entity Representative) in, or that have been in, the actual possession of such Entity Representative, including his or her personal files, or (B) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such entity that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such Entity Representative in the customary performance of such duties and responsibilities.

“Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, judgment, injunction, order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“material,” when referring to any event, change, condition or effect with respect to any entity means any event, change, condition or effect that (i) is material in relation to the financial condition, properties, assets (including intangible assets), liabilities, Intellectual Property (as defined below), business, employees, operations or results of operations of such entity and its subsidiaries, taken as a whole or (ii) involves monetary commitments, obligations or liabilities which could reasonably be expected to exceed $25,000 individually or $100,000 in the aggregate (provided that for purposes of Section 6.3(p) only the materiality threshold shall be

$300,000 (exclusive of attorney’s fees) individually or in the aggregate, and provided further that for purposes of the last sentence of Section 2.4(b) only the materiality threshold shall be $50,000 individually and $100,000 in the aggregate).

“Material Adverse Change” or “Material Adverse Effect,” when used with reference to any person, means any event, change, violation, inaccuracy, circumstance or effect (regardless of whether such event, change, violation, inaccuracy, circumstance or effect is inconsistent with any representations or warranties made in this Agreement) that is or is reasonably likely to be, individually or in the aggregate, materially adverse to the financial condition, properties, employees, assets (including intangible assets), business, operations or results of operations of such person and its subsidiaries, taken as a whole, except to the extent that any such event, change violation, inaccuracy, circumstance or effect primarily and directly results from (a) changes in the price of the publicly traded stock of Parent or Company, (b) changes in U.S. general economic conditions (provided that such changes do not affect such person in a substantially disproportionate manner relative to its competitors), (c) changes affecting the industry generally in which such person operates (provided that such changes do not affect such person in a substantially disproportionate manner relative to its competitors) or (d) the announcement or pendency of this Agreement or the transactions contemplated hereby.

“Merger Expenses” means all costs and expenses reasonably incurred by Company (and not any director, officer or shareholder of Company) in connection with the Merger and this Agreement and the transactions contemplated hereby, including any fees and expenses of legal counsel, financial advisors, investment bankers and accountants, as documented by Company to Parent’s reasonable satisfaction prior to the Closing Date.

“Merger Sub Common Stock” means the common stock, par value $0.001 per share, of Merger Sub.

“Net Cash Assets” means an amount equal to: (A) (i) Company’s total cash and cash equivalents plus (ii) total net accounts receivable outstanding for no more than 60 days (90 days in the case of customers set forth on Part 1.1-NCA of the Company Disclosure Letter) which would be required to be set forth on the face of a balance sheet of the Company prepared in accordance with GAAP (for the avoidance of doubt, with respect to the reserve for accounts receivable, only that portion of such reserve that is attributable to accounts receivable outstanding for no more than 60 days (90 days in the case of customers set forth on Part 1.1-NCA of the Company Disclosure Letter) shall be included in the calculation of net accounts receivable) plus (iii) prepaid expenses of Company which would be required to be set forth on the balance sheet of Company prepared in accordance with GAAP; less (B) accounts payable and all other liabilities (other than Company Debt and deferred revenue) of the Company which would be required to be set forth on the face of a balance sheet of the Company prepared in accordance with GAAP, including (1) any liabilities for Company Severance Payments and (2) any liabilities for Merger Expenses.

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

“Parent Cash Percentage” means (A) the Total Parent Cash; divided by (B) the Total Final Merger Value.

“Parent Share Cap” means an amount equal to: (A) the Total Base Merger Value; divided by (B) 80% of the Announcement Stock Price.

“Parent Share Percentage” means: (A) the product obtained by multiplying (1) number of Total Parent Shares by (2) the Closing Stock Price; divided by (B) the Total Final Merger Value.

“Parent Triggering Event” shall be deemed to have occurred if: (i) Company’s Board of Directors or any committee thereof shall for any reason have withheld, withdrawn, amended or modified in a manner adverse to Parent its recommendation in favor of approval and adoption of this Agreement and approval of the Merger or approved or publicly recommended any Acquisition Proposal; (ii) Company shall have failed to include in the Prospectus/Proxy Statement the recommendation of Company’s Board of Directors in favor of approval and adoption of this Agreement and approval of the Merger; (iii) Company’s Board of Directors fails to reaffirm (publicly, if so requested) its recommendation in favor of approval and adoption of this Agreement and approval of the Merger within 10 business days after Parent requests in writing that such recommendation be reaffirmed; (iv) Company shall have for any reason failed to call, convene and hold the Company Shareholders Meeting in accordance with the provisions of Section 5.2 or shall have for any reason failed to submit to the vote of the Company’s shareholders at the Company Shareholders Meeting the adoption of this Agreement and approval of the Merger; (v) Company shall have received any Acquisition Proposal and Company’s Board of Directors in connection therewith does not, within ten business days after such Acquisition Proposal is first received, reject such Acquisition Proposal and reaffirm its recommendation in favor of approval and adoption of this Agreement and approval of the Merger; (vii) Company shall have entered into any letter of intent or other Contract accepting any Acquisition Proposal; (vii) Company shall have knowingly and materially breached any of the provisions of Sections 5.2 or 5.3; or (viii) a tender or exchange offer relating to securities of Company shall have been commenced by a person unaffiliated with Parent, and Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

“person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Projected Net Cash Assets” means projected Net Cash Assets as of the end of the calendar month immediately preceding the calendar month in which the Closing occurs, as indicated in the projections set forth in Part 1.1-PNCA of the Company Disclosure Letter. Such projections shall include accruals for (1) $1,395,382 of Company Severance Payments and (2) $300,000 of Merger Expenses.

“Scheduled EDS Contracts” shall mean those Contracts with Electronic Data Systems Corp. (“EDS”) set forth on Part 2.14(m) of the Company Disclosure Letter.

“Series F Cash Exchange Ratio” means an amount equal to: (A) (1) the product obtained by multiplying (i) the Total Preference Merger Value by (ii) the Parent Cash Percentage, divided by (2) the Fully-Diluted Company Series F Stock; plus (B) the General Cash Exchange Ratio.

“Series F Stock Exchange Ratio” means an amount equal to: (A) (1) the product obtained by multiplying (i) the Total Preference Merger Value by (ii) the Parent Share Percentage, divided by (2) the Closing Stock Price, divided by (3) the Fully-Diluted Company Series F Stock; plus (B) the General Stock Exchange Ratio.

“subsidiary” of a specified entity will be any corporation, partnership, limited liability company, joint venture or other legal entity of which the specified entity (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

“Superior Offer” means, with respect to a particular company, an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of such party or a majority of the total outstanding voting securities of such party and as a result of which the shareholders of such party immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that the Board of Directors of such party has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor of national standing, such as Bryant Park Capital), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the person making the offer, to be more favorable, from a financial point of view, to such party’s shareholders (in their capacities as shareholders) than the terms of the Merger and is reasonably likely to be consummated.

“Total Base Merger Value” means an amount equal to: (A) $10,000,000; less (B) the difference obtained by subtracting (1) the Final Net Cash Assets from (2) the Projected Net Cash Assets (provided such difference is a positive number); less (C) the difference obtained by subtracting (1) the Final Maintenance Run Rate from (2) the Current Maintenance Run Rate (provided such difference is a positive number); less (D) (if the condition in Section 6.3(o) is waived by Parent) the amount of any unpaid Company Severance Payments or Merger Expenses as of the Closing Date; provided, however, that no deduction shall be made pursuant to preceding clause (B) with respect to the first $150,000 by which Final Net Cash Assets are less than Projected Net Cash Assets (but even in that case, no portion of any increase in the Current Aggregate Severance Amount or any Merger Expenses in excess of $300,000 shall be excluded by the deductible in this proviso); provided, further, however, that that no deduction in excess of $500,000 shall be made pursuant to preceding clause (B) (provided that this proviso shall not be deemed to limit any deduction of any increase in the Current Aggregate Severance Amount or any deduction of any Merger Expenses in excess of $300,000); provided, further, however, that that no amount shall be deducted under preceding clause (B) if and to the extent that such amount also is associated with an event that causes a deduction under clause (C) (e.g., no decline in Maintenance Run Rate that results in an adjustment under preceding clause (C), but that also directly impacts cash or accounts receivable and thus Net Cash Assets, shall also be “double counted” as an adjustment under the preceding clause (B)); provided, further, however, that no deduction shall be made pursuant to preceding clause (C) if the Final Maintenance Run Rate is not more than 10% less than the Current Maintenance Run Rate, but if the Final Maintenance Run Rate is more than 10% less than the Current Maintenance Run Rate, then a deduction shall be made for 50% of the amount of the difference between the Final Maintenance Run Rate and the Current Maintenance Run Rate, but in no event shall this deduction exceed an amount equal to 10% of the Current Maintenance Run Rate.

“Total Debt Merger Value” means the amount of Company Debt which would be required to be set forth on the face of a balance sheet of the Company as of the Closing Date prepared in accordance with GAAP.

“Total Final Merger Value” means an amount equal to: (A) the product obtained by multiplying (1) number of Total Parent Shares by (2) the Closing Stock Price; plus (B) the Total Parent Cash.

“Total Parent Shares” means an amount of Parent Common Stock equal to (A) the Total Base Merger Value divided by (B) the Closing Stock Price; provided, however, that in no event shall the Total Parent Shares exceed the Parent Share Cap unless Parent agrees otherwise in writing that the Total Parent Shares shall nevertheless mean an amount of Parent Common Stock equal to the Total Base Merger Value divided by the Closing Stock Price; provided further, that in the event that (1) the Closing Stock Price is less than the Announcement Stock Price or (2) Parent agrees in writing pursuant to the immediately preceding clause that the Total Parent Shares shall mean an amount of Parent Common Stock equal to the Total Base Merger Value divided by the Closing Stock Price, then Parent may in its sole discretion elect to substitute cash for shares of Parent Common Stock at a per share rate equal to the Closing Stock Price, so long as such substitution would not cause the Merger to fail to qualify as a “reorganization” pursuant to the provisions of Section 368(a) of the Code, in which case the Total Parent Shares shall mean the amount of Parent Common Stock remaining after such substitution and “Total Parent Cash” shall mean the aggregate amount of cash so substituted.

“Total Preference Merger Value” means an amount equal to: (A) the Fully-Diluted Company Series F Stock; multiplied by (B) the sum obtained by adding (1) $1,000 and (2) the per share amount of accrued and unpaid dividends on Company Series F Stock as of the Closing Date.

“Total Remaining Merger Value” means an amount equal to: (A) the Total Final Merger Value; less (B) the Total Debt Merger Value; less (C) the Total Preference Merger Value.

1.2 The Merger. Upon the terms and subject to the conditions of this Agreement and the applicable provisions of Delaware Law and Pennsylvania Law, at the Effective Time, Merger Sub shall be merged with and into Company, the separate corporate existence of Merger Sub shall cease, and Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). Parent may elect in its sole discretion to have the Merger be structured as (a) the merger of Company with and into Merger Sub (with the separate existence of Company ceasing and Merger Sub continuing as the surviving corporation of the Merger) or (b) the merger of Merger Sub with and into Company followed by the merger of Company with and into another direct wholly-owned subsidiary of Parent (with the separate existence of Merger Sub and Company ceasing and such other subsidiary continuing as the surviving corporation of the Merger), and upon such election, Parent, Merger Sub and Company shall enter into a binding amendment of this Agreement to provide for such new Merger structure.

1.3 Closing. Subject to termination of this Agreement as provided in Article VII, the Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, on the Closing Date, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing. Concurrently with the Closing or at such later date and time as may be mutually agreed in writing by Company and Parent, the Articles of Merger shall be filed with the Pennsylvania Department of State in accordance with Pennsylvania Law.

1.4 Effects of the Merger. At and upon the Effective Time:

(a) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into Company, and Company shall be the surviving corporation of the Merger pursuant to the terms of this Agreement and the Articles of Merger;

(b) the Articles of Incorporation of the Surviving Corporation shall be amended in their entirety to read as set forth in the Articles of Merger;

(c) the Bylaws of the Surviving Corporation shall be amended in their entirety to read as the Bylaws of Merger Sub;

(d) the officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly appointed;

(e) the members of the Board of Directors of Merger Sub immediately prior to the Effective Time shall be appointed as the members of the Board of Directors of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified; and

(f) the Merger shall, from and after the Effective Time, have all of the effects provided by Pennsylvania Law.

1.5 Effect on Debt and Securities. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following instruments or securities:

(a) Conversion of Company Debt. Each dollar of Company Debt outstanding as of immediately prior to the Effective Time will be automatically converted, in full and final payment and satisfaction of such Company Debt, into the right to receive (i) a number of shares of Parent Common Stock equal to the Debt Stock Exchange Ratio and (ii) an amount of cash, without interest, equal to the Debt Cash Exchange Ratio, upon surrender of the instrument representing such dollar of Company Debt in the manner provided in Section 1.6. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, a cash payment shall be made pursuant to Section 1.6(e).

(b) Conversion of Company Series F Stock. Each share of Company Series F Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Company Series F Stock to be canceled pursuant to Section 1.5(d) and any Dissenting Shares (as defined in Section 1.6(j)), will be canceled and extinguished and automatically converted (subject to Section 1.5(g)) into the right to receive (i) a number of shares of Parent Common Stock equal to the Series F Stock Exchange Ratio and (ii) an amount of cash, without interest, equal to the Series F Cash Exchange Ratio, upon surrender of the certificate representing such share of Company Series F Stock in the manner provided in Section 1.6. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, a cash payment shall be made pursuant to Section 1.6(e).

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.5(d) and any Dissenting Shares (as defined in Section 1.6(j)), will be canceled and extinguished and automatically converted (subject to Section 1.5(g)) into the right to receive (i) a number of shares of Parent Common Stock equal to the General Stock Exchange Ratio and (ii) an amount of cash, without interest, equal to the General Cash Exchange Ratio, upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.6. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, a cash payment shall be made pursuant to Section 1.6(e).

(d) Cancellation of Company-Owned and Parent-Owned Stock. Each share of Company Series F Stock or Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(e) Cancellation of Company Options. At or prior to the Effective Time, each outstanding Company Option, including all Company Options under the Company Option Plans, whether or not then vested or exercisable, whether by operation of law or pursuant to contractual arrangements, shall cease to represent a right to acquire Company capital stock and shall be canceled and terminated. Neither Parent nor Surviving Corporation shall assume any Company Options after the Merger.

(f) Capital Stock of Merger Sub. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time, shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(g) Adjustments to Merger Consideration. The General Cash Exchange Ratio, the General Stock Exchange Ratio, the Series F Cash Exchange Ratio and the Series F Stock Exchange Ratio shall each be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

1.6 Exchange of Certificates.

(a) Exchange Agent. Parent shall select an institution reasonably acceptable to Company to act as the exchange agent (the “Exchange Agent”) in the Merger and shall enter into an agreement with the Exchange Agent, reasonably satisfactory to Company.

(b) Exchange Fund. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock and cash (such shares of Parent Common Stock and cash, together with cash in lieu of fractional shares and any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 1.5 and

Section 1.6(e) in exchange for outstanding Company Debt and outstanding shares of Company Series F Stock and Company Common Stock.

(c) Exchange Procedures. Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of instrument(s) or certificate(s) (collectively, “Certificates”) which immediately prior to the Effective Time represented outstanding Company Debt or outstanding shares of Company Series F Stock or Company Common Stock whose debt or shares were converted into the right to receive shares of Parent Common Stock and cash pursuant to Section 1.5, cash in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or other distributions pursuant to Section 1.6(d), (i) a letter of transmittal in customary form (that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and cash. Upon surrender of Certificates for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock (after aggregating all Certificates surrendered by such holder) into which such holder is entitled pursuant to Section 1.5(a)-(c) (which shall be in uncertificated book entry form unless a physical certificate is requested or required by applicable law or regulation), cash, payment in lieu of fractional shares that such holders have the right to receive pursuant to Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.6(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the number of full shares of Parent Common Stock and cash into which such Company Debt or shares of Company Series F Stock or Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.6(d). No interest will be paid or accrued on any cash payable pursuant to Section 1.5(a)-(c), in lieu of fractional shares of Parent Common Stock or on any unpaid dividends or distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Series F Stock or Company Common Stock that is not registered in the transfer records of Company, a certificate representing the proper number of shares of Parent Common Stock and cash may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

(d) Distributions With Respect to Unexchanged Certificates. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, (i) promptly after such surrender, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.6(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

(e) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock, Company Series F Stock or Company Debt who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock (that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate(s), receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, less the amount of any withholding taxes as contemplated by Section 1.6(f), which are required to be withheld with respect thereto, equal to the product of: (i) such fraction, multiplied by (ii) the Closing Stock Price.

(f) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(g) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock and cash into which the Company Debt or shares of Company Series F Stock or Company Common Stock represented by such Certificates were converted pursuant to Section 1.5, cash for fractional shares, if any, as may be required pursuant to Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.6(d); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(h) No Liability. Notwithstanding anything to the contrary in this Section 1.6, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Debt, Company Series F Stock and Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Debt, Company Series F Stock or Company Common Stock who have not theretofore complied with the provisions of this Section 1.6(i) shall thereafter look only to Parent for the shares of Parent Common Stock and cash, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 1.6(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 1.6(d), in each case, without any interest thereon.

(j) Dissenting Shares. If holders of shares of Company Series F Stock and Company Common Stock are entitled to dissenters rights pursuant to Pennsylvania Law in connection with the Merger, any Dissenting Shares will not be converted into the right to receive shares of Parent Common Stock and cash as provided in Section 1.5(b)-(c) and cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 1.6(e), but will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Pennsylvania Law. Company will give Parent prompt notice (and in any case, within one business day) of any demand received by Company for appraisal of shares of Company Series F Stock or Company Common Stock, and Parent will have the right to control all negotiations and proceedings with respect to such demand. Company agrees that, except with Parent’s prior written consent, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal. If any Company shareholder fails to make an effective demand for payment or otherwise loses its status as a holder of Dissenting Shares, Parent will, as of the later of the Effective Time or ten business days from the occurrence of such event, issue and deliver, upon surrender by such Company shareholder of its Certificate(s), the cash portion of the consideration, the shares of Parent Common Stock and any cash payment in lieu of fractional shares, in each case without interest thereon, to which such Company shareholder would have been entitled to under Section 1.5(a)-(c), subject to the other provisions of this Agreement.

1.7 No Further Ownership Rights in Company Capital Stock. All shares of Parent Common Stock and cash issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(d) and (e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Series F Stock or Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Series F Stock or Company Common Stock that were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.8 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a “reorganization” within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations. However, Parent makes no representations or warranties to Company or to any holder of Company securities regarding (a) the tax treatment of the Merger or (b) any of the tax consequences to Company or any holder of Company securities of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby.

1.9 Further Action. At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company, any other actions to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger. Parent shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated hereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COMPANY

As of the date of this Agreement and as of the Closing Date, except as disclosed in the disclosure letter delivered by Company to Parent dated as of the date hereof (the “Company Disclosure Letter”) (each part of which (a “Part”) qualifies the correspondingly numbered representation or warranty and only such other representations or warranties to the extent the text of a disclosure made in such Part is disclosed in such a way as to make its relevance to such other representation or warranty readily apparent to a reasonable person), Company represents and warrants to Parent and Merger Sub as follows:

2.1 Organization; Subsidiaries

(a) Organization; Standing and Power. Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.

(b) Charter Documents. Company has delivered or made available to Parent: a true and correct copy of the Articles of Incorporation (including any Statements of Designation, Preferences and Rights) and Bylaws of Company, each as amended to date (collectively, the “Company Charter Documents”), and each such instrument is in full force and effect. Company is not in violation of any of the provisions of any of the Company Charter Documents.

(c) Subsidiaries. Company has no subsidiaries. Company does not own any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other person.

2.2 Company Capitalization.

(a) The authorized capital stock of Company consists solely of 48,000,000 shares of Company Common Stock, of which there were 19,802,439 shares issued and outstanding as of the close of business on November 30, 2003, 3,000 shares of convertible preferred stock, par value $0.01 per share, all of which have been designated as Company Series F Stock and are issued and outstanding. All outstanding shares of Company Common Stock and Company Series F Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Company Charter Documents or any Contract to which Company is a party or by which it is bound. As of the date of this Agreement, there are no shares of Company Common Stock or Company Series F Stock held in treasury by Company. There are no shares of Company Restricted Stock issued or outstanding.

(b) As of the close of business on December 3, 2003, 1,227,100 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Options under the Company Option Plans or otherwise for an aggregate exercise price of $2.56. Part 2.2(b) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option; (iii) the exercise price of such Company Option; (iv) the date on which such Company Option was granted or assumed; (v) the vesting schedule of such Company Option, and the extent to which such Company Option is vested as of the date of this Agreement; and (vi) the date on which such Company Option expires. Company has made available to Parent accurate and complete copies of the Company Option Plans and the form of all stock option agreements evidencing Company Options. There are no options outstanding to purchase shares of Company Common Stock other than those set forth in Part 2.2(b) of the Company Disclosure Letter. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. At or prior to the Effective Time, each outstanding Company Option, including all Company Options under the Company Option Plans, whether or not then vested or exercisable, shall cease to represent a right to acquire Company capital stock and shall be canceled and terminated. There will be no acceleration of vesting of the Company Options at the Effective Time or as a result of the Merger or the transactions contemplated hereby or the occurrence of any subsequent event (such as the termination of employment of the option holder following consummation of the Merger), other than those Company Options that have been terminated prior to the Effective Time. Except for severance agreements described in Part 2.12 of the Company Disclosure Letter, there are no Contracts of any character to which Company is bound obligating Company to accelerate the vesting of any Company Option as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent event). There are no outstanding or authorized stock appreciation, profit participation, “phantom stock,” or other similar plans or Contracts with respect to Company. There are no warrants to purchase capital stock of Company outstanding or authorized for issuance.

(c) All outstanding shares of Company Common Stock and all outstanding Company Options have been issued and granted in all material respects in compliance with (i) all applicable securities laws and other applicable material Legal Requirements and (ii) all requirements set forth in applicable Contracts pursuant to which such securities were issued.

2.3 Obligations With Respect to Capital Stock. Except as set forth in Section 2.2, there are no equity securities, partnership interests or similar ownership interests of any class of Company equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights) or other Contracts of any character to which Company is a party or by which it is bound obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or obligating Company to grant, extend, accelerate the vesting of, extend the exercise period of, or enter into any such subscription, option, warrant, equity security, call, right or other Contract. There is no liability for dividends accrued but unpaid, except for accrued and unpaid dividends with respect to Company Series F Stock in the amount of $761,622.00 as of the date of this Agreement. Company has no authorized, issued, or outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the shareholders have the right to vote (“Voting Debt”). Except for the Voting Agreements, there are no registration rights, and there is no voting agreement, voting trust, proxy, rights agreement, “poison pill” anti-takeover plan or other agreement or understanding to which Company is a party or by which it is bound with respect to any equity security of any class of Company. Company is not under any obligation to register under the Securities Act of 1933, as amended (the “Securities Act”), any of its presently outstanding shares of stock or other securities or any stock or other securities that may be issued.

2.4 Authority; Non-Contravention.

(a) Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the transactions contemplated hereby, subject only to (i) the approval and adoption of this Agreement and the approval of the Merger by Company’s shareholders as required by Pennsylvania Law (the “Company Shareholder Approvals”), and (ii) the filing of the Articles of Merger pursuant to Pennsylvania Law and Delaware Law. The affirmative vote of (i) the holders of a majority of the outstanding shares of Company Common Stock and Company Series F Stock, voting together as a single class, and (ii) the holders of a majority of the outstanding shares of Company Series F Stock, voting as a separate class, is sufficient for Company’s shareholders to approve and adopt this Agreement and approve the Merger, and no other approval of any holder of any securities of Company is required in connection with the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Company and, assuming the due execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

(b) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, (i) conflict with or violate the Company Charter Documents, (ii) subject to obtaining the Company Shareholder Approvals and compliance with the requirements set forth in Section 2.4(c), conflict in any material respect with or violate any material Legal Requirement applicable to Company or by which Company or any of its material properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Encumbrance on any of the material properties or assets of Company pursuant to, any Company Contract (as defined below). Part 2.4(b) of the Company Disclosure Letter lists all consents, waivers and approvals under any of Company’s Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would reasonably be likely to result in any material liability to or material obligation of Company or the loss of any material right of the Company, or which would otherwise be material to or highly likely to have a material effect on the ability of Parent to conduct Company’s business as currently conducted.

(c) Except as set forth on Part 2.4(c) of the Company Disclosure Letter, no consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or other person, is required to be obtained or made by Company in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of other states in which

Company is qualified to do business, (ii) the filing with the Securities and Exchange Commission (“SEC”) of the Proxy Statement/Prospectus (as defined in Section 2.18) in accordance with the Securities Act and the effectiveness of the Registration Statement (as defined in Section 2.18), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws, and the securities or antitrust laws of any foreign country (“Necessary Consents”) and (iv) such other consents, orders or authorizations of, filings, approvals, declarations or filings with any Governmental Entity which if not obtained or made would not reasonably be likely to materially affect the ability of the parties to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of such requirement.

2.5 SEC Filings; Company Financial Statements; Accounts Receivable.

(a) Company has filed all forms, statements, schedules, reports and documents (including items incorporated by reference) required to be filed by Company with the SEC since December 31, 1998 and has made all such filings available to Parent via EDGAR. All such required forms, statements, schedules, reports and documents (including those that Company may file subsequent to the date hereof) are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Company SEC Report.

(b) Each of the financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Company Financials”), including each Company SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act) and (iii) fairly presented the financial position of Company as at the respective dates thereof and the results of Company’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Company as of September 30, 2003 contained in the Company SEC Reports is hereinafter referred to as the “Company Balance Sheet.” Except as disclosed in the Company Financials, since the date of the Company Balance Sheet, Company has no liabilities (absolute, accrued, contingent or otherwise) required under GAAP to be set forth on a balance sheet which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company, except for liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices, and the fees and expenses of investment bankers, attorneys and accountants incurred in connection with this Agreement and the transactions contemplated hereby. All reserves established by Company that are set forth in or reflected in the Company Balance Sheet are adequate. At the Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“FAS 5”)) that are not adequately provided for in the Company Balance Sheet as required by FAS 5. The Company Financials comply in all material respects with the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, as amended by SOP 98-4 and SOP 98-9 and the SEC’s Staff Accounting Bulletin (“SAB”) No. 101, as amended by SAB No. 101A and SAB No. 101B. Company has no material liability outstanding arising out of its delisting from the NASDAQ Stock Market.

(c) The accounts receivable shown on the Company Balance Sheet (subject to any reserves set forth in the Company Balance Sheet) and the receivables of Company arising after the date of the Company Balance Sheet (i) arose in the ordinary course of business consistent with past practice, (ii) represent bona fide claims against debtors for sales and other charges, (iii) have been collected or are collectible in the book amounts thereof, (iv) are not subject to discount except for normal cash and immaterial trade discounts, and (v) to the knowledge of Company are not subject to any claim of offset, recoupment, setoff or counter-claim. The amounts carried for doubtful accounts and allowances disclosed in the Company Balance Sheet and since the date of the Company Balance Sheet were calculated in accordance with GAAP and in a manner consistent with prior periods and are sufficient to provide for any losses which may be sustained on realization of the receivables. No material amount of receivables are contingent upon the performance by Company of any obligation or contract other than normal warranty repair and replacement. No person has any Encumbrance on any receivables, and no agreement for deduction or discount has been made with respect to any of such receivables. Part 2.5(c) of the Company Disclosure Letter sets forth an aging of accounts receivable of Company as of the date of the Company Balance Sheet in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns and the amounts of accounts receivable which are subject to asserted warranty claims, including the type and amounts of such claims.

(d) Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(d) promulgated under the Exchange Act) designed to ensure that material information relating to Company is made known to the Chief Executive Officer and Chief Financial Officer. To Company’s knowledge, there are no significant deficiencies or material weaknesses in the design or operation of Company’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) which could adversely affect Company’s ability to record, process, summarize and report financial data. To Company’s knowledge, there is no fraud in connection with the Company Financials, whether or not material, that involves management or other employees who have a significant role in Company’s internal controls over financial reporting.

2.6 Absence of Certain Changes or Events. Between the date of the Company Balance Sheet and the date hereof, there has not been: (i) any Material Adverse Effect with respect to Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company’s capital stock, or any purchase, redemption or other acquisition by Company of any of Company’s capital stock or any other securities of Company or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company’s capital stock, (iv) any granting by Company of any increase in salary or fees or payment of any bonus to any of its directors or executive officers, in any case, in excess of 10% of any such amount prior to such increase, (v) any making of any loan or providing any advance to their directors or employees (other than employee advances for travel, entertainment and relocation expenses made in the ordinary course of business consistent with past practices), or any granting by Company of any increase in severance or termination pay or any entry by Company into, or modification or amendment of, any currently effective employment, severance, termination or indemnification Contract or any Contract the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving Company of the nature contemplated hereby, (vi) any change or alteration in the policy of Company relating to the granting of stock options or other equity compensation to their directors, employees and consultants, (vii) entry by Company into, or material modification, amendment or cancellation of, any licensing or other Contract with regard to the use, acquisition or licensing of any material Intellectual Property (as defined in Section 2.9) other than licenses, assignment agreements, or other similar Contracts entered into in the ordinary course of business consistent with past practice, (viii) entry by Company into, or material modification, amendment or cancellation of, any material Contract other than in the ordinary course of business consistent with past practice, (ix) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (x) any material revaluation by Company of any of its material assets, including writing off notes or accounts receivable other than in the ordinary course of business, other than those agreed to in writing by Parent, (xi) any cancellation by Company of any debts or waiver of any claims or rights of material value, or (xii) any sale, transfer or other disposition outside of the ordinary course of business of any material properties or assets (real, personal or mixed, tangible or intangible) by Company.

2.7 Taxes.

(a) For the purposes of this Agreement, “Tax” or “Taxes” refers to (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts, (ii) any liability for payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated consolidated, combined or unitary group, and (iii) any liability for amounts of the type described in clauses (i) and (ii) as a result of any express or implied obligation to indemnify another person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

(b) Except as set forth in Part 2.7 of the Company Disclosure Letter, Company has timely filed all material federal, state, local and foreign returns, estimates, information statements and reports (“Returns”) relating to Taxes required to be filed by or on behalf of Company with any Tax authority, such Returns are true, correct and complete in all material respects, and Company have paid all Taxes shown to be due on such Returns.

(c) Company has withheld all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act (“FICA”) and other Taxes required to be withheld, and Company has paid such Taxes to the appropriate Tax authorities by the applicable due date.

(d) Except as set forth in Part 2.7 of the Company Disclosure Letter, Company has not been delinquent in the payment of any Tax, nor is there any material Tax deficiency outstanding, proposed in writing or assessed against Company, nor has Company executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(e) To Company’s knowledge, no audit or other examination of any Return of Company by any Tax authority is presently in progress, nor has Company been notified of any request for such an audit or other examination.

(f) No adjustment relating to any Returns filed by Company has been proposed formally or informally in writing by any Tax authority to Company or any representative thereof.

(g) Company has no liability for unpaid Taxes which has not been accrued for or reserved on the Company Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, which is material to Company other than any liability for unpaid Taxes that may have accrued since the date of the Company Balance Sheet in connection with the operation of the business of Company in the ordinary course.

(h) Company has (a) never been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), (b) never been a party to any Tax sharing, indemnification or allocation agreement, nor does Company owe any amount under any such agreement (c) no liability for the Taxes of any person (other than Company) under Treas. Reg. §1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise and (d) never been a party to any joint venture, partnership or other agreement that was treated as a partnership for Tax purposes.

(i) Except as may be required as a result of the Merger, Company has not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) ending after December 31, 2002 pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

(j) None of Company’s assets are tax exempt use property within the meaning of Section 168(h) of the Code.

(k) Company has not been distributed in a transaction qualifying under Section 355 of the Code within the last two years, nor has Company distributed any corporation in a transaction qualifying under Section 355 of the Code within the last two years.

(l) The Company is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

2.8 Title to and Operation of Properties.

(a) Part 2.8 of the Company Disclosure Letter lists all real property owned by Company and all material real property leases to which Company is a party and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or material event of default by Company or, to the knowledge of Company, by any third party thereto (or event which with notice or lapse of time, or both, would constitute a default).

(b) Company has good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, in each case, free and clear of any Encumbrances, except as reflected in the Company Financials and except for Encumbrances for Taxes not yet due and payable and such Encumbrances which are not material in character, amount or extent; which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby; and which, in the case of leasehold interests, are reflected in the Contract evidencing such leasehold interest.

2.9 Intellectual Property.

(a) For the purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property” means all rights in: (a) United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) trade secrets, proprietary information and know how; (c) copyrights, including registrations and applications therefor, and all other rights corresponding thereto throughout the world; (d) domain names, uniform resource locators (“URLs”) and other names and locators associated with the Internet (collectively, “Domain Names”); (e) industrial designs and any registrations and applications therefor throughout the world; (f) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (g) databases and data collections throughout the world; (h) moral and economic rights of authors and inventors, however denominated, throughout the world; and (i) any similar or equivalent rights to any of the foregoing or other proprietary rights anywhere in the world.

“Company Intellectual Property” means any Intellectual Property that is owned by Company.

“Licensed Intellectual Property” means Intellectual Property owned by a third party that Company has a right to use, exploit or practice by virtue of a license grant, immunity from suit or otherwise.

“Registered Intellectual Property” means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned by Company.

“Software” means any and all computer software and code, including, without limitation, assemblers, applets, compilers, source code, object code, schematics, test methodologies, data (including image and sound data) and databases and data collections, design tools and user interfaces, in any form or format, however fixed. Software shall include source code listings and documentation.

“Company Products” means all products, Software or service offerings that have been sold or offered for sale, distributed or otherwise disposed of prior to the date of this Agreement by or on behalf of Company, or which Company currently intends to sell, distribute or otherwise dispose of in the future, including any products, Software or service offerings under development.

(b) Part 2.9(b) of the Company Disclosure Letter sets forth (i) all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been filed, issued or registered, and (ii) all proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere else in the world) related to any of the Company Intellectual Property.

(c) Part 2.9(c) of the Company Disclosure Letter sets forth a list (by name and version number) of all currently offered Company Products.

(d) Other than widely available commercial end-user licenses that have an individual acquisition cost of $5,000 or less, or “click wrap” or “shrink wrap” licenses, Part 2.9(d) of the Company Disclosure Letter sets forth a list of all currently effective Contracts, licenses and agreements to which Company is a party (i) with respect to Company Intellectual Property or currently offered Company Products licensed or transferred to any third party, except for Company’s standard Contracts for sale, licensing and/or distribution of Company Products and services (copies of which have been provided to Parent), from which there has been no material deviation, or (ii) pursuant to which a third party has licensed or transferred any Intellectual Property, software, or technology, used in the currently offered Company Products, to Company.

(e) Company has a policy and procedure for tracking material bugs, errors and defects of which it becomes aware in any Company Products, and maintains a database covering the foregoing. The Company Products do not contain any malicious code, program, or internal component (e.g., computer virus, computer worm, computer time bomb or similar component), which could damage, destroy or alter any Software, computer program, firmware or hardware or which could, in any manner, reveal, damage, destroy, or alter any data or other information accessed through or processed by the Software.

(f) There are no claims or suits pending or, to the knowledge of Company, threatened challenging the ownership, use, validity or enforceability of any Company Intellectual Property, and there is no reasonable basis therefor; Company has not received any notice of such a claim or suit. There are no settlements, forbearances to sue, consents, judgments, orders or similar obligations (other than license agreements in the ordinary course of business) which: (i) restrict Company’s rights in or under any Intellectual Property; (ii) restrict Company’s business or the use, transfer or licensing by Company of any of the currently offered Company Products, in order to accommodate a third party’s Intellectual Property rights; or (iii) permit third parties to use any Company Intellectual Property.

(g) Each item of Company Registered Intellectual Property is valid, and except where not doing so is consistent with reasonable business judgment, all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining or perfecting such Company Registered Intellectual Property.

(h) Company is the sole owner of each item of Company Intellectual Property free and clear of any Encumbrances (excluding licenses and related restrictions granted by Company in the ordinary course of business), and Company is not currently party to any Contract that would give rise to any Encumbrances on any Company Intellectual Property after the Closing. The Company has sufficient title and ownership of or licenses to all Intellectual Property rights necessary for its business as previously, presently or proposed to be conducted, or necessary to conduct any such business (including without limitation the development, marketing, distribution and other exploitation of the Company Products and services), without any conflict with or infringement or misappropriation of the Intellectual Property rights of others.

(i) Company has not disclosed the source code for any of the Software owned by it or incorporated in any Company Products to any third party, and Company has taken commercially reasonable measures to prevent disclosure of such source code.

(j) No Public Software (as defined below) forms part of any Company Product, or is incorporated, in whole or in part, or has been distributed, in whole or in part, in conjunction with any Company Product. “Public Software” means any software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License. Notwithstanding the foregoing, with respect to Third Party Product Technology (as defined below), the representations in this Section 2.9(j) are made to the knowledge of Company.

(k) To the extent that any technology, Software or Intellectual Property developed or owned by a third party (including consultants but excluding Employees) is incorporated into, integrated or bundled with any of the currently offered Company Products (“Third Party Product Technology”), Company has a written agreement with such third party with respect thereto pursuant to which Company either (i) has obtained sole ownership of, or (ii) has obtained perpetual, non terminable, exclusive licenses (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) in and to such Third Party Product Technology. To the extent any Intellectual Property incorporated into, integrated or bundled with, or used by Company in the development, manufacture or compilation of any of the Company Products was originally owned, invented or created by a Company Employee, (a) all right, title and interest in and to such Intellectual Property was transferred and assigned to Company, by contract or operation of law, and (b) no such Employee has retained any rights (other than the right to be named as an inventor or author) in or to such Intellectual Property.

(l) Company has not materially breached any term of any Contracts relating to (i) Company Intellectual Property, (ii) Licensed Intellectual Property, and (iii) Third Party Product Technology, and, to the knowledge of Company, all other parties to such Contracts have not materially breached any term of such Contracts. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, any such Contract, or give any non-Company party to any such Contract the right to do any of the foregoing. Following the Closing Date, the Surviving Corporation in the Merger will be permitted to exercise all of Company’s rights under such Contracts to the same extent Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay.

(m) Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Merger Sub by operation of law or otherwise of any Contracts to which Company is a party, will result in (i) either Parent or the Merger Sub granting, pursuant to any Contracts to which Company is a party, to any third party any right or license to any material Intellectual Property owned by, or licensed to, either of them prior to the Closing, (ii) either Parent or Merger Sub being bound by or subject to, pursuant to any Contracts to which Company is a party, any non-compete or other material restriction on the operation or scope of their respective businesses (including, without limitation, a covenant not to sue), or (iii) either Parent or Merger Sub being obligated, pursuant to any Contracts to which Company is a party, to pay any royalties or other material amounts to any third party in excess of those payable by Parent or Merger Sub, respectively, prior to the Closing.

(n) The operation of the business of Company, as currently conducted, including Company’s design, development, manufacture, distribution, reproduction, marketing or sale of Company Products and services, has not and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or unfair trade practices under the laws of any jurisdiction in which Company does business.

(o) Company has not received any written notice from any third party directly or indirectly alleging, nor to their knowledge, is there any other assertion or pending threat that their respective businesses or any Company Products, infringe or misappropriate the Intellectual Property of any third party or constitutes unfair competition or unfair trade practices under the laws of any jurisdiction, or bringing to the attention of Company any third party’s patents or patent rights with respect to the Company Products.

(p) To the knowledge of Company, no person has or is infringing or misappropriating any material Company Intellectual Property.

(q) No government or university owns any right or interest in any Company Intellectual Property other than pursuant to licenses granted by Company in the ordinary course of business or otherwise scheduled anywhere in Part 2.9 of the Company Disclosure Letter.

(r) Company has taken reasonable steps to protect Company’s rights in Company’s material confidential information and trade secrets, or any trade secrets or confidential information of third parties provided to Company. Without limiting the foregoing, (i) Company has and enforces a policy requiring each Employee to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent, and all Employees of Company have executed such an agreement (the “Non Disclosure and Invention Agreement”), and (ii) Company has and enforces a policy requiring each Company consultant to execute a consulting agreement substantially in the form provided to Parent, and all such consultants have executed such an agreement. No current or former Employee has completed Exhibit B to the Non Disclosure and Invention Agreement. The Company has secured valid written assignments from all of the Company’s current and former consultants, independent contractors and Employees who were involved in, or who contributed to, the creation or development of any Company Intellectual Property, of the rights to such contributions that may be owned by such persons or that the Company does not already own by operation of law. No current or former Employee, officer, director or consultant of the Company has any right, license, claim or interest whatsoever in or with respect to any Company Intellectual Property.

(s) Company is compliant in all material respects with all Legal Requirements relating to the collection and use of personally identifiable information (“PII”) gathered in the course of its operations, and Company is compliant in all material respects with the rules, policies and procedures established by Company from time to time with respect to the foregoing. The Company has provided adequate notice of its privacy practices in its privacy policy or policies, which policy or policies (and the periods such policy or policies have been in effect) are set forth in Part 2.9(s) of the Company Disclosure Letter. The Company’s privacy policy is and has been available on the Company websites at all times during the periods indicated on Part 2.9(s) of the Company Disclosure Letter. The Company’s privacy practices conform, and at all times have conformed, in all material respects to their privacy policy. No claims have been asserted or, to the knowledge of Company, threatened against Company by any person or entity alleging a violation of such person’s or entity’s privacy, personal or confidentiality rights under any such rules, policies or procedures. With respect to all PII, the Company have at all times taken all steps reasonably necessary (including, without limitation, implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that the information is protected against loss and against unauthorized access, use, modification, disclosure or other misuse. The execution of this Agreement and the consummation of the transactions contemplated herein will not materially breach or otherwise cause any material violation of any terms and conditions of any Contract or applicable privacy policy of Company expressly governing the collection and use of PII. To the knowledge of Company, there has been no unauthorized access to or other misuse of PII which could reasonably be expected to result in a material liability to Company.

2.10 Compliance with Laws.

(a) Company is not, in any material respect, in conflict with, or in default or in violation of any material Legal Requirement applicable to Company or by which Company or any of its material properties is bound or affected. To Company’s knowledge, no investigation or review by any Governmental Entity is pending or has been threatened in a writing delivered to Company against Company, nor has Company received a written communication from any Governmental Entity indicating an intention to conduct an investigation of Company. There is no Legal Requirement binding upon Company which has or, to Company’s knowledge, could reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of

Company in such a way as to be material and adverse to Company, or any acquisition of material property by Company.

(b) Company holds, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are required for the lawful operation of the business of Company as currently conducted (collectively, the “Company Permits”), and is in compliance in all material respects with the terms of the Company Permits.

2.11 Litigation. There is no action, suit, arbitration, mediation, proceeding or claim pending against Company (or against any officer, director, employee or agent of Company in their capacity as such or relating to their employment, services or relationship with the Company) before any court, Governmental Entity, arbitrator or mediator, nor to the Company’s knowledge is there any basis for any such action, suit arbitration, mediation, proceeding or claim. No action, suit, arbitration, mediation, proceeding, claim or investigation has been threatened in writing, and there is no investigation pending, against the Company (or against any officer, director, employee or agent of the Company in their capacity as such or relating to their employment, services or relationship with the Company) before any court, Governmental Entity, arbitrator or mediator. There is no judgment, decree, injunction, rule or order of any court, Governmental Entity or arbitrator outstanding against the Company. To the Company’s knowledge, there is no basis for any person to assert a claim against the Company based upon the Company’s entering into this Agreement or consummating the Merger or any of the transactions contemplated by this Agreement.

2.12 Employee Benefit Plans.

(a) For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “ERISA Affiliate” shall mean any other person or entity under common control with Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

(ii) “Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, including, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is maintained, contributed to, or required to be contributed to, by Company for the benefit of any Employee or under which Company has any material liability;

(iii) “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

(iv) “DOL” shall mean the Department of Labor;

(v) “Employee” shall mean any current, former, or retired employee, officer, or director of Company;

(vi) “Employee Agreement” shall mean each management, employment, severance, consulting, relocation or similar agreement or contract between Company and (A) any Employee, requiring annual or one time payments in excess of $50,000, or (B) any consultant, requiring annual or one time payments in excess of $50,000;

(vii) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;

(viii) “FMLA” shall mean the Family Medical Leave Act of 1993, as amended;

(ix) “International Employee Plan” shall mean each Company Employee Plan that has been adopted or maintained by Company, whether informally or formally, for the benefit of Employees outside the United States;

(x) “IRS” shall mean the Internal Revenue Service;

(xi) “Pension Plan” shall mean each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(xii) “Multiemployer Plan” shall mean any Pension Plan which is a “multiemployer plan,” as defined in Section 3(37) of ERISA; and

(b) Part 2.12 of the Company Disclosure Letter contains an accurate and complete list of each material Company Employee Plan and each Employee Agreement. Company (with respect to Employees) has no plan or commitment to establish any new Company Employee Plan, to materially modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement.

(c) Company has provided to Parent: (i) correct and complete copies of each Company Employee Plan and each Employee Agreement including all amendments thereto; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iii) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (iv) all IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans or, if applicable, the favorable opinion letter or advisory letter of the master and prototype or volume submitter plan sponsor of such Company Employee Plan; (v) all material administrative service agreements, group annuity contracts and group insurance contracts related to Company Employee Plans to the extent applicable, and (vi) all registration statements and most recent prospectuses prepared in connection with each Company Employee Plan to the extent applicable.

(d) (i) Each Company Employee Plan has been established, administered and maintained in all material respects in accordance with its terms and in compliance with applicable laws and regulations, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is so qualified, and has received a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code, and ERISA, has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination letter or, if reliance is permitted under IRS Announcement 2001-77, relies on the favorable opinion letter or advisory letter of the master and prototype or volume submitter plan sponsor of such Company Employee Plan and, to Company’s knowledge, no event has occurred which would adversely affect the status of such determination letter or the qualified status of such Plan; (iii) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of Company, threatened (other than claims for benefits) against any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, Company or any of its ERISA Affiliates (other than ordinary administration expenses typically incurred in a termination event or agreements that by their terms cannot be amended, terminated or discontinued unilaterally by Company); (vi) there are no audits or proceedings pending or, to the knowledge of Company, threatened by the IRS or DOL with respect to any Company Employee Plan; (vii) neither Company nor any ERISA Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code; and (viii) all contributions due from Company with respect to any of the Company Employee Plans have been timely made as required under ERISA and the Code or, if not yet due, have been fully accrued on the Company Balance Sheet.

(e) Neither Company nor any ERISA Affiliate now or within the five year period preceding the date hereof, has maintained, established, sponsored, participated in, or contributed to, any Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code or any multiple employer plan under Section 413(c) of the Code.

(f) At no time has Company or any of its ERISA Affiliates contributed to any Multiemployer Plan.

(g) No Company Employee Plan or Employment Agreement provides, or has any material liability to provide, retiree life insurance or retiree health benefits to any Employee for any reason, except (i) as may be required by COBRA, the Americans with Disabilities Act of 1990, as amended, the Health Insurance Portability and Accountability Act of 1996, as amended, the Women’s Health and Cancer Rights Act of 1998, the FMLA, and the regulations thereunder or other applicable law or statute, or (ii) benefits the full cost of which is borne by the current or former Employee or other beneficiary.

(h) The group health plans (as defined in Section 4980B(g) of the Code) that benefit Employees are in compliance, in all material respects, with the continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA, and the regulations thereunder, as such requirements affect Company and any ERISA Affiliates.

(i) The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or further events) constitute an event under any Company Employee Plan or Employee Agreement that will result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, extension of the exercise period, vesting, distribution, increase in benefits or obligation to fund benefits by Company with respect to any Employee. No payment or benefit which will be made by Company with respect to any Employee as a result of the transactions contemplated by this Agreement will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code or will be treated as a nondeductible expense under Section 280G or Section 162(m) of the Code.

(j) Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) has properly classified independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other applicable laws; (iv) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (v) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, or, to Company’s knowledge, threatened or reasonably anticipated claims or actions against Company under any worker’s compensation policy or long-term disability policy. To Company’s knowledge, no Employee has: (A) violated any employment contract, nondisclosure agreement or nondisclosure agreement by which such Employee is bound due to such Employee being employed by Company or (B) disclosed to Company or used trade secrets or proprietary information of any other person or entity.

(k) There are no actions, suits or claims pending, or, to the knowledge of Company, threatened relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Company. No work stoppage or labor strike is pending, or to Company’s knowledge, threatened against Company. To Company’s knowledge, there are no pending or threatened activities or proceedings of any labor union to organize any Employees. To Company’s knowledge, Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Company is not presently, or has been in the past, a party to, or bound by, any collective bargaining agreement or other contract with any labor organization applicable to Employees and no such agreement is currently being negotiated by Company.

(l) Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. There are no audits or proceedings pending or, to the knowledge of Company threatened by any governmental agency with respect to any International Employee Plan. To Company’s knowledge, Company is not subject to any penalty or tax with respect to any International Employee Plan under applicable law. Furthermore, no International Employee Plan has unfunded liabilities that, as of the Effective Time, will not be offset by insurance or are not fully accrued on the Company Balance Sheet to the extent required to be accrued. Except as required by law, no condition exists that would prevent Company or Parent from terminating or amending any International Employee Plan at any time for any reason.

2.13 Environmental Matters.

(a) Except as would not result in liability to Company that is material to Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, polychlorinated biphenyls (PCBs), asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a “Hazardous Material”) are present, as a result of the actions of Company or, to Company’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof that Company has at any time owned, operated, occupied or leased.

(b) Except as would not result in a material liability to Company (in any individual case or in the aggregate) (i) Company has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) Company has not disposed of, transported, sold, used, released or exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively “Hazardous Materials Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

2.14 Certain Agreements. Except for those Contracts filed as exhibits or appendices to any of the Company SEC Reports, Part 2.14 of the Company Disclosure Letter (which is divided into subsections referenced to the clauses below) sets forth a complete list of each of the following Contracts of Company:

(a) any employment or consulting Contract with any employee, member of Company’s Board of Directors, or contractor, other than those that are terminable by Company on no more than thirty days notice without liability or financial obligation;

(b) any Contract, including any material severance agreement, stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c) any guaranty or any instrument evidencing indebtedness for borrowed money or any Contract of indemnification, other than Company’s standard Intellectual Property indemnification provided in Company’s standard Contracts for sale, licensing and/or distribution of Company Products and services, and Company Intellectual Property (copies of which has been provided to Parent), from which there has been no material deviation, and Company’s standard Intellectual Property indemnification agreement in the form provided to Parent;

(d) any Contract containing covenants purporting to limit, or which would limit, Company’s freedom to compete in any line of business, in any segment of the market, in any geographic area, during any period of time or with respect to any class of customers, or which would so limit Parent, Company or Surviving Corporation or any of their subsidiaries after the Effective Time, or which would limit the granting any exclusive Intellectual Property license, distribution rights or other exclusive rights;

(e) any Contract currently in force relating to the disposition or acquisition by Company after the date of this Agreement of a material amount of assets not in the ordinary course of business, or pursuant to which

Company has any material ownership or participation interest in any corporation, partnership, joint venture, strategic alliance or other business enterprise;

(f) any Contract with regard to the acquisition or licensing of any material Intellectual Property other than Company’s standard form Contracts with respect to the acquisition, sale, distribution and/or licensing of such Intellectual Property in the form provided to Parent, from which there has been no material deviation;

(g) any Contract with any current (i) officer of Company, (ii) director of Company or (iii) holder of 5% or more of the capital stock of Company;

(h) any executed but not fully performed Contract providing for capital expenditures by Company in excess of $25,000;

(i) any dealer, distributor, joint marketing or development Contract, under which Company has continuing obligations or costs in excess of $50,000 per year pursuant to the written terms of the Contract, other than those obligations that are terminable by Company on no more than 30 days notice without liability or financial obligation to Company;

(j) any agreement pursuant to which Company has continuing obligations to jointly develop any Intellectual Property;

(k) any Contract to provide source code to any third party for any product or technology;

(l) any Contract (i) containing any support or maintenance obligation on the part of Company outside of the ordinary course of business consistent with past practice or (ii) containing any service obligation or cost on the part of Company in excess of $50,000, other than those obligations that are terminable by Company on no more than 30 days notice without liability or financial obligation to Company;

(m) (whether or not listed under clause (l) above) any Contract with EDS (i) containing any support or maintenance obligation on the part of Company or (ii) containing any service obligation on the part of Company (defined above as a “Scheduled EDS Contract”);

(n) any Contract with any third party to integrate and distribute the products, services or technology of Company with such third party’s products or services;

(o) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit in excess of $50,000, other than accounts receivables and payables in the ordinary course of business;

(p) any settlement agreements entered into with Employees within three years prior to the date hereof involving payments in excess of $100,000 and any other settlement agreement entered into within three years prior to the date hereof involving payments in excess of $50,000;

(q) any Contract or commitment pursuant to which Company is obligated to pay in the future in excess of $50,000 in any one year period, other than those obligations that are terminable by Company on no more than 30 days notice without liability or financial obligation to Company;

(r) any other Contract that has a value of $50,000 or more in any individual case not described in clauses (a) through (p) above; or

(s) any other “material contract” (as defined in Item 601(b)(10) of Regulation S-K of the SEC) or other material Contract currently in effect, the cancellation or breach of which would reasonably be expected to have a Material Adverse Effect on Company or materially impact any right to use any third party Intellectual Property.

The Contracts required to be disclosed in the Company Disclosure Letter pursuant to clauses (a) through (s) above or pursuant to Section 2.9 or required to be filed as exhibits or appendices to any Company SEC Report (“Company Contracts”) are valid and in full force and effect with respect to Company, except to the extent that such invalidity would not be material to Company. Company is not in material breach, violation or default under, and Company has not received written notice that it has materially breached, violated or defaulted, any of the terms or conditions of any Company Contracts. Except as disclosed in Part 2.14 of the Company Disclosure Letter, none of the Company Contracts (i) are terminable for convenience or (ii) require Company to refund part or all of the fees paid to Company under such Company Contracts upon a termination thereof or the making of a claim for indemnification thereunder or pursuant to the provisions of an express warranty thereunder.

2.15 Customer Contracts.

(a) Part 2.15 of the Disclosure Letter lists each of the 30 customers of Company that have contributed the most license revenue and maintenance and support revenue, respectively, in the aggregate, to Company in the current fiscal year (“Key Customers”). Part 2.15 of the Disclosure Letter also lists each material Contract between a Key Customer and Company (“Key Customer Contract”) and the aggregate minimum payment commitments thereunder as of the date hereof scheduled to be paid during Company’s fiscal years ending December 31, 2003 and 2004. Each Key Customer Contract is in full force and effect. Neither Company, nor to Company’s knowledge, any other party thereto, is in breach, violation or default under, and Company has not received written notice that it has breached, violated or defaulted, any of the terms or conditions of any Key Customer Contract. Company has not received any written or oral indication or assertion from any Key Customer that there has been any material problem with the Company Products or services Company provides to such Key Customers or that a Key Customer desires to amend, decrease services pursuant to, terminate, relinquish or not renew any Key Customer Contract.

(b) Company has not provided to its Key Customers, other than in the ordinary course of business and other than consistent with the terms of the standard form customer Contract for such product or service in the form previously provided to Parent, (i) any warranties, representations, covenants or guarantees regarding products or services provided by Company; (ii) any rights to obtain refunds or credits with respect to any product or service provided by Company; and (iii) any indemnities with respect to Intellectual Property infringement or the performance or availability of any product or service of Company.

2.16 Brokers’ and Finders’ Fees. Except for fees payable to Bryant Park Capital pursuant to an engagement letter dated November 17, 2003, as amended on December 3, 2003, a copy of which has been provided to Parent, Company has not incurred, nor will Company incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.17 Insurance. Part 2.17 of the Company Disclosure Letter sets forth a list of all insurance policies and fidelity bonds carried by Company and the amounts of coverage provided and premiums payable thereunder and the renewal dates thereof. Such policies and bonds are written by insurers of recognized financial responsibility against such risks and losses and in such amounts as is reasonably sufficient for the conduct of the business of Company, including to cover the replacement cost of the fixed assets used in Company’s businesses. There is no material claim pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid and Company are otherwise in compliance in all material respects with the terms of such policies and bonds. To the knowledge of Company, there has been no threatened termination of, or material premium increase with respect to, any of such policies.

2.18 Disclosure. The information supplied by Company for inclusion in the Form S-4 (or any similar successor form thereto) Registration Statement to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger (the “Registration Statement”) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Company for inclusion or incorporation by reference in the proxy statement/prospectus to be filed with the SEC as part of the Registration Statement (the “Proxy Statement/Prospectus”) shall not, on the date the Proxy Statement/Prospectus is mailed to Company’s shareholders, at the time of the meeting of Company’s shareholders (the “Company Shareholders’ Meeting”) to consider the Company Shareholder Approvals or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Company or any of its affiliates, officers or directors should be discovered by Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Company shall promptly inform Parent. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub that is contained in any of the foregoing documents.

2.19 Board Approval. The Board of Directors of Company has, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified (i) approved this Agreement and the transactions contemplated hereby, including the Merger, (ii) declared the advisability of the Merger and unanimously recommended that the shareholders of Company approve and adopt this Agreement and approve the Merger, (iii) directed that such matter be submitted to Company shareholders at the Company Shareholders Meeting and (iv) taken all actions such that the restrictions of Section 25G of Pennsylvania Law and every other applicable state anti-takeover, control share acquisition, fair price, moratorium or other similar statute or regulation (each, a “Takeover Statute”) are not applicable to the execution, delivery, performance or enforceability of this Agreement or the Voting Agreements or to the consummation of the Merger.

2.20 [Intentionally omitted.]

2.21 Affiliates. Part 2.21 of the Company Disclosure Letter is a complete list of those persons who may be deemed to be, in Company’s reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act. Since the date of Company’s last proxy statement filed with the SEC, no event has occurred as of the date of this Agreement that would be required to be reported by Company pursuant to Item 404 of Regulation S-K promulgated by the SEC, except (i) those events set forth in the Company SEC Reports and (ii) amounts due as normal salaries and bonuses and reimbursements of ordinary expenses).

2.22 Certain Transactions and Agreements. None of the officers or directors of Company, nor to Company’s knowledge, any member of their immediate families, has any direct or indirect ownership interest in any firm or corporation that competes with Company (except with respect to any interest in less than one percent of the stock of any corporation whose stock is publicly traded). Except as set forth in Part 2.22 of the Company Disclosure Letter, none of said officers or directors, or any member of their immediate families, is directly or indirectly interested in any Contract with Company, except for normal compensation for services as an officer, director or employee thereof. None of said officers or directors or family members has any interest in any property, real or personal, tangible or intangible, including inventions, patents, copyrights, trademarks or trade names or trade secrets, used in or pertaining to the business of Company, except for the normal rights of a shareholder. Except as set forth in Part 2.22 of the Company Disclosure Letter, none of said officers or directors or family members has had, either directly or indirectly, a material interest in: (i) any person or entity which annually purchases from or sells, licenses or furnishes to Company any material amount of goods, property, technology or intellectual or other property rights or services; or (ii) any material Contract to which Company is a party or by which it may be bound or affected.

2.23 Company Debt. The Company Debt set forth in Part 1.1-CD of the Company Disclosure Letter represents the full amount of such Company Debt that is due and always has been due since Seller incurred such Company Debt (excluding the accrual of any interest or the payment of any principal amounts by Seller to the holders of such Company Debt). Since incurring such Company Debt, Seller has not discounted, reduced or otherwise modified in any manner any Company Debt (excluding the payment of any principal amounts by Seller to the holders of such Company Debt).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As of the date of this Agreement and as of the Closing Date, except as disclosed in the disclosure letter delivered by Parent to Company dated as of the date hereof (the “Parent Disclosure Letter”) (each Part of which qualifies the correspondingly numbered representation or warranty and only such other representations or warranties to the extent the text of a disclosure made in such Part is disclosed in such a way as to make its relevance to such other representation or warranty readily apparent to a reasonable person), Parent and Merger Sub represent and warrant as follows:

3.1 Organization of Parent and Merger Sub.

(a) Organization; Standing and Power. Each of Parent and Merger Sub (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) Charter Documents. Parent has delivered or made available to Company: (i) a true and correct copy of the Certificate of Incorporation and Bylaws of Parent, each as amended to date and (ii) the Certificate of Incorporation and Bylaws, of Merger Sub (the documents identified in clauses (i) and (ii), collectively, the “Parent Charter Documents”), and each such instrument is in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of any of the Parent Charter Documents.

3.2 Parent and Merger Sub Capitalization.

(a) The authorized capital stock of Parent consists solely of 200,000,000 shares of Parent Common Stock, of which there were 81,089,265 shares issued and outstanding as of the close of business on November 30, 2003, and 15,000,000 shares of preferred stock, par value $0.001 per share, none of which are issued or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Parent or any Contract to which Parent is a party or by which it is bound.

(b) As of the close of business on November 30, 2003, (i) 11,818,963 shares of Parent Common Stock are subject to issuance pursuant to outstanding options to purchase Parent Common Stock under Parent’s 1999 Stock Plan, 2000 Stock Plan and Amended and Restated 2000 Incentive Stock Plan, (ii) no more than 2,880,265 shares of Parent Common Stock are subject to issuance to participants in Parent’s Employee Stock Purchase Plan (together with the plans described in clause (i), the “Parent Option Plans”) and (iii) 16,291,792 shares of Parent Common Stock are reserved for future issuance pursuant to the Parent Option Plans. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

(c) The authorized capital stock of Merger Sub consists of 100 shares of common stock, $0.001 par value, all of which, as of the date hereof, are issued and outstanding and are held directly by Parent. All of the outstanding shares of Merger Sub’s common stock have been duly authorized and validly issued, and are fully paid and nonassessable. Merger Sub has no subsidiaries.

(d) Merger Sub was formed for the purpose of consummating the Merger and has no material assets or liabilities except as necessary for such purpose.

(e) The Parent Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable, will be registered under the Securities Act, and will be approved for listing on the NASDAQ National Market.

3.3 Authority; Non-Contravention.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the transactions contemplated hereby, subject only to the filing of the Articles of Merger pursuant to Pennsylvania Law and Delaware Law. No approval of any holder of any securities of Parent is required in connection with the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes the valid and binding obligations of Parent and Merger Sub, respectively, enforceable against Parent and Merger Sub in accordance with their terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Parent Charter Documents, (ii) subject to compliance with the requirements set forth in Section 3.3(c), conflict in any material respect with or violate any material Legal Requirement applicable to Parent or Merger Sub or by which any of their respective material properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material Encumbrance on any of the properties or assets of Parent or Merger Sub pursuant to, any material Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective material assets are bound or affected, in each case that is material to Parent, except in the case of clauses (ii) and (iii) where such conflict, breach, default, termination, amendment, acceleration, cancellation or creation would not be material to Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c) No consent, approval, order or authorization of, or registration with any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania and the Secretary of State of the State of Delaware, (ii) the filing with the SEC of the Proxy Statement/Prospectus and the Registration Statement in accordance with the Securities Act and the effectiveness of the Registration Statement and the filing with the SEC of a Schedule 13D and Form 3 with regard to the Voting Agreements in accordance with the Exchange Act, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to the ability of Parent or the Surviving Corporation to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of such requirement.

3.4 SEC Filings; Parent Financial Statements.

(a) Parent has filed all forms, statements, schedules, reports and documents (including items incorporated by reference) required to be filed by Parent with the SEC since the effective date of the registration statement of Parent’s initial public offering, and has made all such filings available to Company via EDGAR. All such required forms, statements, schedules, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the “Parent SEC Reports.” As of their respective dates, the Parent SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Parent SEC Report. None of Parent’s subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the “Parent Financials”), including any Parent SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Parent as of July 31, 2003 contained in Parent SEC Reports is hereinafter referred to as the “Parent Balance Sheet.” Except as disclosed in the Parent Financials, since the date of the Parent Balance Sheet, neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) required under GAAP to be set forth on a balance sheet which are individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as whole, except for liabilities incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices, and the fees and expenses of investment bankers, attorneys and accountants incurred in connection with this Agreement and the transactions contemplated hereby. At the date of the Parent Balance Sheet, there were no material loss contingencies (as such term is used in FAS 5) that are not adequately provided for in the Parent Balance Sheet as required by FAS 5. The Parent Financials comply in all material respects with SOP 97-2, as amended by SOP 98-4 and SOP 98-9, and SOP 81-1.

(c) Parent has heretofore furnished to Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

(d) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(d) promulgated under the Exchange Act) designed to ensure that material information relating to Parent, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer. To Parent’s knowledge, there are no significant deficiencies or material weaknesses in the design or operation of Parent’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) which could adversely affect Parent’s ability to record, process, summarize and report financial data. To Parent’s knowledge, there is no fraud in connection with the Parent Financials, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

3.5 Compliance with Laws. Neither Parent nor any of its subsidiaries is in conflict with, or in default or in violation of any material Legal Requirement applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective material properties is bound or affected except, in each case, or in the aggregate, for conflicts, defaults and violations that would not have a Material Adverse Effect on Parent. To Parent’s knowledge, no investigation or review by any Governmental Entity is pending or has been threatened in a writing delivered to Parent or any of its subsidiaries against Parent or any of its subsidiaries, nor, has any

Governmental Entity indicated an intention to conduct an investigation of Parent or any of its subsidiaries. There is no Legal Requirement binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material business practice of Parent or any of its subsidiaries, or any acquisition of material property by Parent or any of its subsidiaries.

3.6 Disclosure. The information supplied by Parent for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is mailed to Company’s shareholders, at the time of the Company Shareholders’ Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders’ Meeting which has become false or misleading. The Registration Statement and the Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. If at any time prior to the Effective Time, any event relating to Parent or any of its affiliates, officers or directors should be discovered by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents.

3.7 Brokers’ and Finders’ Fees. Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.8 Board Approval. The Board of Directors of Parent has, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified (i) approved this Agreement and the transactions contemplated hereby, including the Merger and the issuance of the Parent Common Stock in the Merger and (ii) reserved for issuance sufficient shares of Parent Common Stock to consummate the transactions contemplated hereby.

3.9 Absence of Certain Changes or Events. Between the date of the Parent Balance Sheet and the date of this Agreement, there has not been (i) any Material Adverse Effect with respect to Parent, or (ii) any sale, transfer or other disposition, or any agreement to sell, transfer or otherwise dispose, outside of the ordinary course of business of any material properties or assets (real, personal or mixed, tangible or intangible) by Parent or any of its subsidiaries.

3.10 Litigation. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, (i) there is no action, suit, arbitration, mediation, proceeding or claim pending against Parent or any of its subsidiaries (or against any officer, director, employee or agent of Parent or any of its subsidiaries in their capacity as such or relating to their employment, services or relationship with Parent or any of its subsidiaries) before any court, Governmental Entity, arbitrator or mediator, nor to Parent’s knowledge is there any reasonable basis for any such action, suit arbitration, mediation, proceeding or claim, (ii) no action, suit, arbitration, mediation, proceeding, claim or investigation has been threatened in writing, and there is no investigation pending, against Parent or any of its subsidiaries (or against any officer, director, employee or agent of Parent or any of its subsidiaries in their capacity as such or relating to their employment, services or relationship with Parent or any of its subsidiaries) before any court, Governmental Entity, arbitrator or mediator, and (iii) there is no judgment, decree, injunction, rule or order of any court, Governmental Entity or arbitrator outstanding against Parent or any of its subsidiaries, which in each case would be material to Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business by Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall, except to the extent that Parent shall otherwise consent in writing, carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Legal Requirements, pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, pay or perform other material obligations when due, and use all reasonable efforts consistent with past practices and policies to (i) carry on and preserve its business at the level such business is presently conducted, (ii) keep intact its present business organization, (iii) keep available the services of its present officers and employees and (iv) maintain its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings. In addition, Company will promptly notify Parent of any material event involving its business, operations or financial condition.

In addition, without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or as set forth in Part 4.1 of the Company Disclosure Letter, and provided that notwithstanding the foregoing, Company may use, provided that the condition in Section 6.3(o) is satisfied, the cash savings attributable to any Company Severance Reduction for a distribution to holders of Company capital stock or a reduction in the principal amount of any Company Debt, as determined by the Board of Directors of Company, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, without the prior written consent of Parent, Company shall not do any of the following:

(a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options, or reprice any Company Options or authorize cash payments in exchange for any Company Options or grant any stock appreciation right, phantom stock award, stock-related award or performance award (in each case payable in shares) to any person (including any Company employee);

(b) Grant any severance or termination pay to any employee, director or consultant of Company except pursuant to written agreements in effect, or policies existing, on the date hereof and as previously disclosed in writing to Parent (for the avoidance of doubt, nothing in this Agreement shall prohibit or restrict the payment of the Company Severance Payments at or prior to the Effective Time), or adopt any new severance plan or enter into any employment, severance, termination or indemnification agreement with any person or enter into any collective bargaining agreement;

(c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Intellectual Property, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

(d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

(f) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of shares of Company Common Stock pursuant to the exercise of Company Options, consistent with the terms thereof;

(g) Cause, permit or propose any amendments to the Company Charter Documents;

(h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Company or enter into any joint ventures, strategic relationships or alliances;

(i) Other than in the conduct of its business in the ordinary course consistent with past practice after good faith prior consultation with Parent, sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Company, other than non-exclusive software licenses for less than $5,000 in the ordinary course of business and consistent with past practice;

(j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any “keep well” or other Contract to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business and consistent with past practice;

(k) Make any increase in or commitment to increase any Company Employee Plan (including any severance plan), adopt or amend or make any commitment to adopt or amend (other than any amendment required by law or regulation) any Company Employee Plan or make any contribution, other than regularly scheduled contributions, to any Company Employee Plan or make any material oral or written representation or commitment with respect to any material aspect of any Company Employee Plan that is not materially in accordance with the existing written terms and provision of such Company Employee Plan;

(l) Increase in any manner the amount of compensation (including equity compensation, whether payable in cash or otherwise) or employee benefits of (including rights to indemnification), pay any bonus (including any cash performance award) to any employee, director or consultant of Company other than in the ordinary course of business, consistent with past practice or enter into any agreement with any Company employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered in favor of the Company employee upon the occurrence of a transaction involving Company of the nature contemplated hereby;

(m) Change in any material respect any management policies or procedures;

(n) Make any material capital expenditures outside of the ordinary course of business in excess of $25,000 individually or $50,000 in the aggregate, except for an amount not to exceed $50,000 to be paid for the Company’s recently installed telephone system;

(o) Materially modify, amend or terminate any Company Contract (including any Key Customer Contract), except for the termination of the Company Options, or waive, release or assign any material rights or claims thereunder without the prior written consent of Parent which shall not be unreasonably withheld;

(p) Enter into any Contract with regard to the acquisition or licensing of any Intellectual Property (as defined in Section 2.9) other than licenses, distribution Contracts, or other similar Contracts entered into in the ordinary course of business consistent with past practice;

(q) Revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

(r) Engage in any action with the intent to adversely impact any of the transactions contemplated by this Agreement, including with respect to any Takeover Statute;

(s) Make any (i) loans or advances, other than extensions of credit to customers, distributors, OEMs and resellers in the ordinary course of business consistent with past practice or employee advances for travel, entertainment and relocation expenses made in the ordinary course of business consistent with past practices provided such employee loans are in compliance with applicable law, or (ii) capital contributions to, or investments in, any other person;

(t) Make or change any Tax election or adopt or change any accounting method, enter into any closing agreement, settle or compromise any claim or assessment in respect of material Taxes or consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes;

(u) (i) Pay, discharge, settle or satisfy any claims (including any Tax claim), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction for money, of claims, liabilities, obligations or litigation (A) in the ordinary course of business consistent with past practice or in accordance with their terms, of claims not in excess of $25,000 individually or $50,000 in the aggregate or (B) to the extent subject to reserves on the Company Financials existing as of the date hereof in accordance with GAAP, or (ii) waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Company is a party or of which Company is a beneficiary;

(v) Grant any exclusive rights with respect to any Intellectual Property;

(w) Enter into or renew any Contracts containing, or otherwise subject the Surviving Corporation or Parent to, any non-competition, exclusivity or other material restrictions on Company or the Surviving Corporation or Parent, or any of their respective businesses, following the Closing;

(x) Engage in any action that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code;

(y) Hire or offer to hire any new employee or enter into any employment, severance, termination or indemnification agreement with any person or enter into any collective bargaining agreement;

(z) Terminate any Transition Employee, Retained Employee or Key Officer, or encourage any Transition Employee, Retained Employee or Key Officer to resign from Company;

(aa) Enter into any Contract requiring Company to pay in excess of an aggregate of $50,000;

(bb) Discount, reduce or otherwise modify in any manner any Company Debt (other than pursuant to the second paragraph of this Section 4.1); or

(cc) Agree in writing or otherwise commit to take any of the actions described in Sections 4.1(a) through (bb) above.

4.2 Amendment of Parent Charter Documents. Except as expressly contemplated by this Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, without the prior written consent of Company, Parent shall not cause, permit or propose any amendments to the Parent Charter Documents.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Proxy Statement/Prospectus; Registration Statement; Other Filings.

(a) As promptly as practicable after the execution of this Agreement, Parent and Company will prepare and file with the SEC, the Proxy Statement/Prospectus and Parent will prepare and file with the SEC the Registration

Statement in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Company and Parent will provide each other with any information that may be required in connection with the preparation and filing of the Proxy Statement/Prospectus and the Registration Statement. Each of Company and Parent will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Company will cause the Proxy Statement/Prospectus to be mailed to its shareholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. Promptly after the date of this Agreement, each of Company and Parent will prepare and make any other filings required to be filed by it under the Exchange Act, the Securities Act or any other federal, state or foreign laws relating to the Merger and the transactions contemplated by this Agreement (the “Other Filings”). Company and Parent each shall promptly supply the other with any information which may be required in order to effectuate any filings pursuant to this Section 5.1.

(b) Each of Company and Parent will notify the other promptly (i) upon the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any Other Filing or (ii) upon the receipt of any comments from the SEC or its staff or any other government officials in connection with any filing made pursuant hereto and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any Other Filings or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any Other Filing. Except where prohibited by applicable Legal Requirements, and subject to the mutual confidentiality agreement, dated as of October 29, 2003 (the “Confidentiality Agreement”), each of Company and Parent shall consult with the other prior to taking a position with respect to any such filing, shall permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby, coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby; provided that with respect to any such filing, presentation or submission, each of Parent and Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information or where such properties or information is subject to the attorney-client privilege (it being understood that the participation and cooperation contemplated herein is not intended to constitute, nor shall be deemed to constitute, any form of direct or indirect waiver of the attorney-client privilege maintained by any party hereto). Each of Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder.

5.2 Meeting of Company Shareholders; Board Recommendation.

(a) Promptly after the date hereof, Company will take all action necessary in accordance with Pennsylvania Law and its Articles of Incorporation and Bylaws to convene and hold the Company Shareholders’ Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon approval and adoption of this Agreement and approval of the Merger. Subject to Section 5.2(c), Company will use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to obtain such approvals and to secure the vote or consent of its shareholders required by Pennsylvania Law and its Articles of Incorporation and Bylaws. Notwithstanding anything to the contrary contained in this Agreement,

Company may adjourn or postpone the Company Shareholders’ Meeting to the extent necessary, but only for so long as is necessary, to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to Company’s shareholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting. Company shall ensure that the Company Shareholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Company in connection with the Company Shareholders’ Meeting are solicited, in compliance with Pennsylvania Law, its Articles of Incorporation and Bylaws, and all other applicable legal requirements. Company’s obligation to call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with this Section 5.2 shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal or Superior Offer, or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Company with respect to this Agreement or the Merger.

(b) Subject to Section 5.2(c): (i) The Board of Directors of Company shall recommend that Company’s shareholders vote in favor of and approve and adopt this Agreement and approve the Merger at the Company Shareholders’ Meeting; (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Company has recommended that Company’s shareholders vote in favor of and approve and adopt this Agreement and approve the Merger at the Company Shareholders’ Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withhold, withdraw, amend or modify, or propose, resolve or publicly announce any intention or desire to withhold, withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Board of Directors of Company that Company’s shareholders vote in favor of and approve and adopt this Agreement and approve the Merger.

(c) Nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, amending or modifying (or publicly proposing to do any of the foregoing) its recommendation, approval or declaration of advisability of this Agreement and of the Merger, and the Board of Directors of Company may recommend, adopt, approve or, in the case of a tender offer or exchange offer, recommend that Company’s shareholders accept (or publicly propose to do any of the foregoing) any Superior Offer (any of the foregoing actions, a “Company Change of Recommendation”) if, prior to the Company Shareholders’ Meeting, (i) a Superior Offer is made to Company and is not withdrawn, (ii) Company shall have provided written notice to Parent no later than 24 hours after receiving such Superior Offer (a “Notice of Superior Offer”) advising Parent that Company has received a Superior Offer and that it intends (or may intend) to change its recommendation and the manner and timing in which it intends (or may intend) to do so, specifying all of the material terms and conditions of such Superior Offer and identifying the person or entity making such Superior Offer and providing any other materials related to the Superior Offer required by Section 5.3(b), (iii) Company shall have provided to Parent a copy of all written materials delivered to the person or group making the Superior Offer and made available to Parent all other materials and information made available to the person or group making the Superior Offer together with a complete list identifying all such materials and information, (iv) Parent shall not have, within three business days of Parent’s receipt of the Notice of Superior Offer, made an offer that Company’s Board of Directors by a majority vote determines in its good faith judgment (after consultation with a financial advisor of national standing, such as Bryant Park Capital) to be at least as favorable to Company’s shareholders as such Superior Offer (it being agreed that the Board of Directors of Company shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof), (v) the Board of Directors of Company concludes in good faith, after receipt of advice of its outside counsel, that, in light of such Superior Offer, effecting a Company Change of Recommendation is necessary in order to comply with its fiduciary duties to Company’s shareholders under Pennsylvania law, and (vi) Company shall not have breached any of the restrictions set forth in Section 5.3(a), 5.3(b) or this Section 5.2. Company shall provide Parent with the same amount of prior notice provided to the members of Company’s Board of Directors (but in no event less than 24 hours) of any meeting of Company’s Board of Directors at which Company’s Board of Directors is reasonably expected to consider any Acquisition Proposal to determine whether such Acquisition Proposal is a Superior Offer. Nothing contained in this Section 5.2(c) shall limit Company’s obligation to hold and convene the Company Shareholders’ Meeting (regardless of whether there shall have been a Company Change of Recommendation).

(d) Nothing contained in this Agreement shall prohibit Company or its Board of Directors from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Company’s shareholders if, in the good faith judgment of the Board of Directors of the Company, failure to so disclose would be inconsistent with its obligations under applicable law; provided, however, that the Board of Directors of Company shall comply with Section 5.2(c) prior to taking and disclosing such position.

5.3 No Solicitation.

(a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, Company will not, nor will Company authorize or permit any of its officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by Company to, directly or indirectly, (i) solicit, encourage or facilitate the making of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) disclose to any person any non-public information relating to Company in connection with, or enter into, participate in, maintain or continue any discussions or negotiations regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, recommend or endorse (or publicly propose or announce any intention or desire to agree to, accept, recommend or endorse) any Acquisition Proposal, (iv) submit any Acquisition Proposal to the vote of the shareholders of Company, (v) withdraw or modify (or publicly propose or announce any intention or desire to withdraw or modify), in a manner adverse to Parent, the approval of Company’s Board of Directors of this Agreement and/or any of the transactions contemplated hereby, (vi) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal; or (vii) take any action or position that is inconsistent with Section 5.2(b); provided, however, that prior to obtaining the Company Shareholder Approvals, this Section 5.3(a) shall not prohibit Company from delivering or making available non-public information regarding Company to, or entering into discussions with, any person or group who has submitted (and not withdrawn) to Company an unsolicited, written, bona fide Acquisition Proposal that the Board of Directors of Company concludes in good faith (after receipt of advice of its outside legal counsel and a financial advisor of national standing, such as Bryant Park Capital) is, or is reasonably likely to lead to, a Superior Offer if (1) neither Company nor any representative of Company shall have violated, prior to the receipt of such Acquisition Proposal, any of the restrictions set forth in this Section 5.3(a), or violated at any time, any of the restrictions set forth in Section 5.3(b), (2) the Board of Directors of Company concludes in good faith, after receipt of advice of its outside counsel, that taking such action is necessary to comply with its fiduciary duties to Company under Pennsylvania law, (3) Company gives Parent written notice no later than 24 hours after receiving such Acquisition Proposal of the identity of such person or group and all of the material terms and conditions of such Acquisition Proposal and of Company’s intention to deliver or make available nonpublic information to, or enter into discussions with, such person or group, (4) prior to delivering or making available any such non-public information to, or entering into any such discussions with, such person or group, Company receives from such person or group an executed confidentiality agreement containing terms at least as restrictive with regard to Company’s confidential information as the Confidentiality Agreement and (5) contemporaneously with delivering or making available any such nonpublic information to such person or group, Company delivers such non-public information to Parent (to the extent such nonpublic information has not been previously delivered by Company to Parent and, to the extent previously delivered, Company delivers a complete list identifying all such non-public information). As of the date of this Agreement, Company will cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of Company or any investment banker, attorney or other advisor or representative of Company shall be deemed to be a breach of this Section 5.3(a) by Company.

(b) In addition to the obligations of Company set forth in paragraph (a) of this Section 5.3, Company shall as promptly as practicable and in any event within 24 hours advise Parent orally and in writing of any Acquisition Proposal, any request for non-public information relating to Company or for access to any of the properties, books or records of Company, or any other inquiry, proposal or offer which could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or other inquiry, proposal or offer, and the identity of the person or group making any such Acquisition Proposal, request or other inquiry, proposal or offer. Company will (i) keep Parent informed as promptly as practicable in all material respects of the status and details (including any amendments, modifications or proposed amendments or modifications) of any such Acquisition Proposal, request or other inquiry, proposal or offer and (ii) provide to Parent as promptly as practicable a copy of all written and other materials and information provided to Company in connection with any such Acquisition, request or other inquiry, proposal or offer.

5.4 Confidentiality; Access to Information.

(a) Confidentiality Agreement. The parties acknowledge that Company and Parent have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms.

(b) Access to Information. Company will afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of Company during the period prior to the Effective Time to obtain all information concerning the business, properties, results of operations and personnel of Company, as Parent may reasonably request; provided, however, that Company may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to Company requires Company to restrict or prohibit access to any such properties or information. No information or knowledge obtained in any investigation pursuant to this Section 5.4(b) will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

5.5 Notification of Certain Matters. Each of Company and Parent will give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger, (ii) any notice or other communication from any Governmental Entity in connection with the Merger, (iii) any material litigation relating to, involving or otherwise affecting Company, Parent or Parent’s subsidiaries. Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Parent shall give prompt notice to Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.6 Public Disclosure. Parent and Company will consult with each other, and to the extent reasonably practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any other announcement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the Nasdaq Stock Market.

5.7 Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all commercially reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its affiliates shall be under any obligation to effect an Action of Divestiture.

5.8 Third Party Consents. Parent and Company will each use all reasonable efforts to obtain, as soon as practicable following the date hereof, any consents, waivers and approvals under any of its or its subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby.

5.9 Employee Benefits. Upon the request of Parent, Company shall use all reasonable efforts to terminate, effective no later than the date immediately preceding the Closing Date, any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (the “401(k) Plans”) in accordance with the provisions of the 401(k) Plans and applicable law. Parent shall receive from Company, prior to the Closing Date, evidence that Company’s Board of Directors has adopted resolutions to terminate such Company Employee Plan (the form and substance of which resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld) no later than the date immediately preceding the Closing Date. The Company shall also take such other actions in furtherance of terminating such Company Employee Plan as Parent may reasonably require. Upon the request of Parent, Company agrees that it shall terminate any and all group severance, separation, retention and salary continuation plans, programs, agreements or arrangements prior to the Closing Date other than agreements that by their terms cannot be unilaterally terminated by Company. Company shall exercise commercially reasonable efforts to cause each employee who receives, prior to the Closing, any severance payments, to execute, in exchange therefor, a customary general release of all known and unknown claims against Company, including by making such execution a condition of obtaining such severance payments to the extent it would not be a breach of the employee’s agreements with the Company or otherwise violate applicable law.

5.10 Indemnification.

(a) If the Merger is consummated, then until the sixth anniversary of the Effective Time, with respect to the directors and officers of Company as of immediately prior to the Effective Time (the “Indemnified Parties”), Parent will fulfill and honor in all respects the obligations of Company to the Indemnified Parties pursuant to any indemnification provisions under Company’s Articles of Incorporation or Bylaws as in effect on the date hereof and any indemnification Contracts compliant with Pennsylvania law in effect between Company the Indemnified Parties, in each case subject to applicable law, with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time which are asserted before, at or after the Effective Time. Any claims for indemnification made under this Section 5.10 on or prior to the sixth anniversary of the Effective Time shall survive such anniversary until the final resolution thereof. However, the foregoing covenants under this Section 5.10 shall not apply to any claim or matter that relates to a willful or intentional breach of a representation, warranty or covenant made by Company in connection with this Agreement or the transactions contemplated hereby or made by a Company shareholder in connection with the Voting Agreement. Company represents that to its knowledge, there is no current basis for any indemnity claim under this Section 5.10 relating to facts and circumstances other than those related to a sale of Company, except as set out in Part 5.10 of the Company

Disclosure Letter, and in the event of breach of this representation, this Section 5.10 shall be terminated with respect to any claim not disclosed in Part 5.10.

(b) For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to maintain in effect, if available, directors’ and officers’ liability insurance coverage for the Indemnified Parties on terms substantially similar to those applicable to the current directors and officers of Company; provided, however, that in no event will Parent or the Surviving Corporation be required to expend on an aggregate basis in excess of $375,000.

(c) This Section 5.10 shall survive the consummation of the Merger, is intended to benefit each of the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the Indemnified Parties.

5.11 Nasdaq Listing. Parent agrees to authorize for listing on the Nasdaq Stock Market the shares of Parent Common Stock issuable in connection with the Merger, effective upon official notice of issuance.

5.12 Takeover Statutes. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to any Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and Company and their respective Boards of Directors shall grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute and any regulations promulgated thereunder on such transactions.

5.13 Section 16 Matters. Company shall and, provided that Company delivers to Parent the Section 16 Information (as defined below) in advance of the meeting of Parent’s Board of Directors where such matters are scheduled to be discussed, Parent shall use all reasonable efforts (to the extent permitted under applicable law) to cause any disposition of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each Company Insider to be exempt under Rule 16b-3 promulgated under the Exchange Act. “Section 16 Information” shall mean information regarding the Company Insiders and the number of shares of Company capital stock held by each such Company Insider and expected to be exchanged for Parent Common Stock in connection with the Merger. “Company Insiders” shall mean those individuals who are or will be subject to the reporting requirement of Section 16(b) of the Exchange Act with respect to Parent or Company.

5.14 Tax Treatment as Reorganization. Neither Parent, Merger Sub nor Company shall, and they shall not permit any of their respective subsidiaries to, take any action or cause any action to be taken prior to or following the Closing that would reasonably be expected to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code and shall use all reasonable efforts to cause the Merger to so qualify. Parent, Merger Sub and Company shall, and shall cause their respective subsidiaries to, take the position for all purposes that the Merger qualifies as a reorganization under that Section of the Code.

5.15 Company Credit Facilities. No later than the Closing, Company shall (i) cause all agreements relating to Company Debt (including security agreements) to be terminated, and (ii) cause all security interests, liens or other encumbrances securing such Company Debt to be released and shall file all UCC termination statements necessary to perfect or give notice of the release of such security interests.

5.16 Company Affiliates; Restrictive Legend. Company will use all reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each person listed on Part 2.21 of the Company Disclosure Letter, an executed affiliate agreement pursuant to which such affiliate shall agree to be bound by the provisions of Rule 145 in a form provided by Parent and reasonably acceptable to Company. Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common

Stock received pursuant to the Merger by any such Company affiliate, and there will be placed on the certificates representing such Parent Common Stock, or any substitutions therefor, an appropriate restrictive legend stating in substance that such shares were issued in a transaction to which Rule 145 promulgated under the Securities Act applies and that the transferability of such shares is therefore restricted but that such legend shall be removed by Parent upon receipt of an opinion of counsel that such legend may be removed.

5.17 Transition Employee Arrangements.

(a) Company agrees to use commercially reasonable efforts to retain the services of the employees listed on Part 5.17(a)(1) of the Company Disclosure Letter (each a “Transition Employee”) unless otherwise agreed to in writing by Parent. In addition, the Company agrees to use commercially reasonable efforts to retain the services of its Chief Executive Officer, Chief Financial Officer and Senior Vice President of Marketing (each a “Key Officer”) through the Closing Date. Parent agrees to use good faith commercially reasonable efforts to assist the Company in retaining the services of the Transition Employees and the Key Officers.

(b) Parent may enter into “at-will” employment arrangements as of the Closing Date with certain Transition Employees pursuant to offer letters based on Parent’s standard form (each, an “Offer Letter”). Such Offer Letters will (i) be subject to and in compliance with Parent’s standard human resources policies and procedures, (ii) have terms, including the position, salary and terms of employment of such employee, which will be determined by Parent after consultation with the Company’s management, and (iii) supersede any prior employment agreements and other arrangements with such employee in effect prior to the Closing Date. Each employee of Company who remains an employee of Parent or the Surviving Corporation after the Closing Date shall be referred to hereafter as a “Retained Employee.” Retained Employees shall be required to execute all standard employee documents of Parent. In addition, Parent may require certain Retained Employees to complete background checks in accordance with Parent’s standard policies. Retained Employees shall be eligible to receive benefits substantially comparable to those applicable to employees of Parent.

5.18 Transition Services Agreement. At the Closing Date, Parent and each of the Key Officers shall enter into a Transition Services Agreement in substantially the form attached hereto as Exhibit D (the “Transition Services Agreements”). Pursuant to the Transition Services Agreements, each Key Officer shall agree to provide transition services as mutually agreed to by Parent and such Key Officer for a period of 30 days following the Closing in exchange for compensation as mutually agreed to by Parent and such Key Officer.

5.19 Termination of Company Options and Company Option Plans. Company shall take all reasonable efforts to cause the exercise or termination and cancellation, effective prior to the Closing, of all outstanding options and warrants to purchase Company Stock or to purchase any other equity security of Company and to terminate, effective prior to the Closing, the Company Option Plans. Parent agrees and acknowledges that pursuant to the terms of the Company Option Plans, the vesting of the Company Options may be accelerated in full immediately prior to, but contingent upon, the Merger.

5.20 Dissenting Shares. As promptly as practicable after the date of the Company Shareholders’ Meeting and prior to the Closing Date, Company shall furnish Parent with the name and address of each holder of Dissenting Shares and the number of Dissenting Shares owned by such shareholder.

5.21 Spreadsheet. Company shall have delivered to Parent, at least two business days prior to Closing, a spreadsheet in form and substance reasonably satisfactory to Parent setting forth the calculation of the Announcement Stock Price, Closing Stock Price, Current Maintenance Run Rate, Debt Cash Exchange Ratio, Debt Stock Exchange Ratio, Final Maintenance Run Rate, Final Net Cash Assets, Fully-Diluted Company Common Stock, Fully-Diluted Company Series F Stock, General Cash Exchange Ratio, General Stock Exchange Ratio, Merger Expenses, Parent Cash Percentage, Parent Share Cap, Parent Share Percentage, Projected Net Cash Assets (as of the Closing Date), Series F Cash Exchange Ratio, Series F Stock Exchange Ratio, Total Base Merger Value, Total Debt Merger Value, Total Final Merger Value, Total Parent Shares, Total Parent Cash (which amount shall be furnished by Parent), Total Preference Merger Value and Total Remaining Merger Value.

5.22 Transaction Tax Liabilities. Parent and Merger Sub agree that they shall pay and be solely responsible for any state or federal tax liabilities of the Company, Parent and Merger Sub that arise as a result of the completion of the transactions contemplated by this Agreement.

5.23 General Release and Covenant Not to Sue. Company, for itself and its successors, assigns and shareholders, hereby irrevocably and unconditionally releases, acquits and forever discharges Parent and Parent’s officers, directors, employees, shareholders, agents, servants, attorneys, representatives, successors, assigns and affiliates (“Parent Releasees”) of and from any and all claims, complaints, rights, liabilities, demands, causes of action, promises, agreements, controversies, suits, costs, expenses, losses, attorneys fees, damages, indemnities, debts, and obligations of every kind and nature, in law, equity, or otherwise, known and unknown, suspected and unsuspected, disclosed and undisclosed, arising out of or in any way related to agreements, events, acts or conduct, occurring at any time prior to OR AFTER the date of this Agreement, relating to or arising directly or indirectly out of any terminations of employment by, or resignations of, Company’s employees, or any communication with any Company employees with respect to their pre-Closing or post-Closing employment opportunities (or lack thereof) with the Company (including without limitation claims arising as a result of Company employees who resign prior to the scheduled Closing because they will not offered employment by Parent after the Merger) (collectively, the “Released Matters”). Further, Company, for itself and its successors and assigns and shareholders, hereby covenants not to sue Parent or Parent Releasees with respect to any of the Released Matters. Notwithstanding any other provision of this Agreement, this Section 5.23 shall survive Closing and shall survive any termination of this Agreement. Company acknowledges that it has read and understands Section 1542 of the California Civil Code which reads as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

Acknowledging the provisions of Section 1542 of the California Civil Code, Company hereby expressly waives its provisions, and gives up and release any and all claims Company may have, or may at any time hereafter have, against Parent or Parent Releasees pertaining in any way to the Released Matters. COMPANY IS REPRESENTED BY COUNSEL AND IT FULLY UNDERSTANDS THE TERMS AND THE FINAL BINDING EFFECT OF THIS GENERAL RELEASE.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

(b) No Order; Governmental Consents. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All material required approvals or consents of any Governmental Entity (including foreign antitrust approvals or consents) in connection with the Merger and the consummation of the other transactions contemplated hereby shall have been obtained.

(c) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq Stock Market, subject to official notice of issuance.

(d) No Restraints. There shall not be pending or overtly threatened any action, proceeding or hearing by any Governmental Entity (i) seeking to restrain or prohibit the Merger or (ii) seeking to require Parent or any of its subsidiaries to effect an Action of Divestiture.

6.2 Additional Conditions to Obligations of Company. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), except where the failure of such representations or warranties to be true or correct would not be, individually or in the aggregate, material to Parent’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement; provided, that the representations and warranties of Parent and Merger Sub in Sections 3.2 and 3.3(a), (b)(i) and (c) shall be true and correct in all material respects. It being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded. Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent.

(c) Total Base Merger Value. The aggregate value of the Total Parent Shares, valued using the Closing Stock Price, and Total Parent Cash shall not be less than the Total Base Merger Value (disregarding any rounding in making such calculation).

(d) Company Shareholder Approval. The Company Shareholder Approvals shall have been obtained by the requisite vote of the shareholders of Company under applicable law and the Company Charter Documents.

(e) Tax Opinion. Company shall have received an opinion, dated as of the Effective Time, of Stevens & Lee, which shall not be unreasonably withheld and which shall be reasonably satisfactory in form and substance to the Company, dated as of the Effective Time, based upon representation letters reasonably required by such counsel, dated on or about the date of such opinion, and such other facts and representations as such counsel may reasonably deem relevant, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368 of the Code.

6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. The representations and warranties of Company contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall remain true and correct only as of such date), except where the failure of such representations or warranties to be true or correct would not have, individually or in the aggregate, a Material Adverse Effect on

Company; provided, that the representations and warranties of Company in Sections 2.2, 2.3 and 2.4 shall be true and correct in all material respects. It being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded. Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by the Chief Executive Officer or Chief Financial Officer of Company.

(b) Agreements and Covenants. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer or Chief Financial Officer of Company.

(c) Company Shareholder Approval. The Company Shareholder Approvals shall have been obtained by the requisite vote of the shareholders of Company under applicable law and the Company Charter Documents.

(d) Material Adverse Effect. No Material Adverse Effect with respect to Company shall have occurred since the date of this Agreement and be continuing.

(e) Company Options and Warrants. There shall be no options or warrants outstanding to purchase Company capital stock or to purchase any other equity security of Company and the Company Option Plans shall have been terminated and each holder of such an unexercised option that does not by its terms automatically terminate at Closing shall have executed a consent to the termination upon the Merger of all of such options held by optionee.

(f) Termination of Company Employee Plans. Company shall have delivered (i) a true, correct and complete copy of resolutions adopted by the Board of Directors of Company, certified by the Secretary of Company, authorizing the termination, to the extent legally permissible, of each or all of the Company Employee Plans (other than plans providing for Company Severance Payments), including Company’s 401(k) Plan (the “401(k) Plan”), requested by Parent to be terminated, and (B) an amendment to the 401(k) Plan, executed by Company, that is sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of the 401(k) Plan shall be maintained at the time of its termination.

(g) Dissenting Shares. The number of Dissenting Shares shall not exceed 5% of all of the Company capital stock (on an as-converted basis) outstanding immediately prior to the Effective Time of the Merger.

(h) Consents. Parent shall have received duly executed copies of the third-party consents, approvals, assignments, waivers or authorizations set forth in Part 6.3(h) of the Company Disclosure Letter, in form and substance reasonably satisfactory to Parent.

(i) Non-Solicitation Agreements. Parent shall have received copies of Non-Solicitation Agreements executed by each of the persons listed in Part 6.3(i) of the Company Disclosure Letter.

(j) Affiliate Agreements. Each person listed on Part 2.21 of the Company Disclosure Letter shall have executed and delivered an affiliate agreement of the type described in Section 5.16 to Parent.

(k) Spreadsheet Certificate. Parent shall have received a certificate, signed on behalf of Company by the Chief Executive Officer or Chief Financial Officer of Company, that the information with respect to the Current Maintenance Run Rate, Final Maintenance Run Rate, Final Net Cash Assets, Fully-Diluted Company Common Stock, Fully-Diluted Company Series F Stock, Merger Expenses and Projected Net Cash Assets (as of the Closing Date) is accurate and complete in all material respects.

(l) Company Debt. The holders of Company Debt outstanding as of immediately prior to the Effective Time shall have consented in a writing in form and substance reasonably satisfactory to Parent to the conversion and satisfaction of such Company Debt in the manner provided for in Article I of this Agreement.

(m) Maintenance Run Rate. The Final Maintenance Run Rate shall be at least 80% of the Current Maintenance Run Rate.

(n) Audits; Financial Certificates. Audits of Company’s consolidated financial statements for the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003 and any additional information required by SEC regulations (the “Historical Audits”), together with the review of the Company’s consolidated financial statements for any interim quarterly period subsequent to December 31, 2003 through the Closing Date pursuant to Statement of Auditing Standards 100 (the “SAS 100 Review”), shall have been completed, and copies of the Historical Audits and the SAS 100 Review shall have been delivered to Parent. At the Closing, Parent shall have received a certificate executed by the Company’s Chief Executive Officer stating that the Historical Audits and the financial statements of Company for such interim quarterly period following the SAS 100 Review fairly present, in all material respects, the financial condition and results of operations of the Company for the periods covered by the Historical Audits and the SAS 100 Review.

(o) Company Severance Payments and Merger Expenses. Company shall have paid and satisfied in full, and shall have had sufficient cash to pay and satisfy in full, all Company Severance Payments and all Merger Expenses.

(p) No Shareholder Litigation. No action, suit, arbitration, mediation, proceeding or claim brought by any Company shareholder (“Shareholder Claim”) which could reasonably be expected (without regard to attorney’s fees) to result in any material liability to Parent or the Surviving Corporation or give rise to any material claim for indemnification pursuant to Section 5.10 shall be pending before any court, Governmental Entity, arbitrator or mediator; provided, however, that Parent may not terminate this Agreement based on the failure of this closing condition to be satisfied if SSI agrees (or SSI and TBBH (pro rata) agree) to defend, indemnify and hold harmless Parent and the Parent Releasees, with respect to all loss, cost, damages or expenses, including defense costs and amounts paid in settlement, relating to or arising out of any such Shareholder Claim pursuant to an Indemnification Agreement in form reasonably acceptable to Parent and such indemnitor(s).

(q) Payment of Insurance Premium. Company shall have paid to SSI or otherwise have no continuing liability to SSI for any premium payments owed on Company’s Directors’ and Officers insurance policy that expired on November 30, 2003.

(r) Net Cash Assets. The Final Net Cash Assets shall not be more than $650,000 less than the Projected Net Cash Assets.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after obtaining the Company Shareholder Approvals:

(a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

(b) by either Company or Parent if the Merger shall not have been consummated by the date that is six months after the date hereof (the “Outside Date”) for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement; provided further, that if the Registration Statement has not been declared effective on or before the date (the “Extension Date”) that is 45 days after the date on which the Registration Statement was first filed with the SEC, the Outside Date shall automatically be extended by the number of days equal to the number of days between the Extension Date and the date on which the Registration statement is declared effective;

(c) by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by either Company or Parent, if the Company Shareholder Approvals shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company shareholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Company where the failure to obtain such Company Shareholder Approvals shall have been caused by Company’s action or failure to act and such action or failure to act constitutes a breach by Company of this Agreement;

(e) by Parent (at any time prior to obtaining the Company Shareholder Approvals by the required vote of Company shareholders) if a Parent Triggering Event shall have occurred;

(f) by Company upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable (such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would be capable of being satisfied) prior to the Outside Date by Parent, then Company may not terminate this Agreement under this Section 7.1(f) for 30 days, with respect to an inaccuracy or breach, after delivery of written notice from Company to Parent of such breach if Parent continues to exercise all reasonable efforts to so cure such breach (it being understood that Company may not terminate this Agreement pursuant to this Section 7.1(f) if such breach by Parent is so cured during such 30-day period, or if Company is at that time in material breach of this Agreement); or

(g) by Parent, either (i) upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, or (ii) if a Material Adverse Effect on Company shall have occurred; provided that if such inaccuracy in Company’s representations and warranties or breach by Company, or Material Adverse Effect on Company, is curable (such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would be capable of being satisfied) prior to the Outside Date by Company, then Parent may not terminate this Agreement under this Section 7.1(g) for 30 days, with respect to an inaccuracy or breach, or 45 days, with respect to a Material Adverse Effect, after delivery of written notice from Parent to Company of such breach if Company continues to all commercially reasonable efforts to so cure such breach or Material Adverse Effect on Company (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (g) if such breach by Company or Material Adverse Effect on Company is so cured during such 30 or 45–day period, or if Parent is at that time in material breach of this Agreement).

7.2 Notice of Termination; Effect of Termination. Any proper termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any material breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

7.3 Fees and Expenses.

(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

(b) Termination Fee. In the event that this Agreement is terminated (i) by Company or Parent pursuant to Section 7.1(b), (ii) by Company or Parent pursuant to Section 7.1(d), or (iii) by Parent pursuant to Section 7.1(e), then Company shall pay to Parent a termination fee in immediately available funds equal to (x) $300,000 plus (y) the amount of fees and expenses of Parent actually incurred relating to transactions contemplated by this Agreement prior to termination (including without limitation fees and expenses of Parent’s financial advisors, counsel and accountants) up to a maximum amount of an additional $300,000 (the “Termination Fee”) promptly but in no event later than two business days after the date of such termination; provided, however, that in the case of a termination under Sections 7.1(b) or 7.1(d) prior to which no Parent Triggering Event shall have occurred, (A) such Termination Fee shall be paid only if (1) prior to such termination, an Acquisition Proposal with respect to Company was publicly announced or disclosed and (2) within 12 months following the termination of this Agreement, either such Acquisition Proposal is consummated, or Company enters into a Contract providing for such Acquisition Proposal which is later consummated (whether during or after such 12-month period) and (B) such Termination Fee shall be paid promptly, but in no event later than two business days after the consummation of such Acquisition Proposal.

(c) Company Acknowledgement. Company acknowledges that (i) the agreements contained in Section 7.3(b) and the Voting Agreements are an integral part of the transactions contemplated by this Agreement, (ii) the amount of, and the basis for payment of, the termination fees described therein, and the benefits to Parent under the Voting Agreements (if realized), are reasonable and appropriate in all respects, and (iii) without these agreements and the Voting Agreements, Parent would not enter into this Agreement. Accordingly, if Company fails to pay in a timely manner the termination fee due pursuant to Section 7.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment for the amounts set forth in Section 7.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 7.3(b) at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made. Payment of the fees described in Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Company; provided, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange or the Nasdaq Stock Market requires further approval by such shareholders without such further shareholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and Company.

7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, except that Parent may not extend for the benefit of Merger Sub and vice versa, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The agreement of Parent to any extension or waiver shall be deemed to be the agreement of Merger Sub to such extension or waiver. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. Subject to the foregoing, all notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Parent or Merger Sub, to:

Opsware Inc.

599 N. Mathilda Avenue

Sunnyvale, California 94085

Attention: General Counsel

Facsimile No.: 408-744-7380

with a copy to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, California 94041

Attention: David W. Healy, Esq.

Facsimile No.: 650-938-5200

(b) if to Company, to:

Tangram Enterprise Solutions, Inc.

11000 Regency Parkway, Suite 301

Cary, NC 27511

Attention: Norman Phelps

Facsimile No.: 919-653-6266

with a copy to:

Stevens & Lee

620 Freedom Business Center, Suite 200

P.O. Box 62330

King of Prussia, PA 19406

Attention: Jeffrey P. Waldron, Esq.

Facsimile No.: (610) 371-7974

8.3 Interpretation; Certain Defined Terms. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this

Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement; Third Party Beneficiaries. This Agreement, its Exhibits and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Voting Agreements, the Company Disclosure Letter and the Parent Disclosure Letter (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to create any third party beneficiaries or confer upon any other person any rights or remedies hereunder (including under Section 5.9), except as specifically provided in Section 5.10.

8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Section shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successor and permitted assigns.

8.11 Waiver Of Jury Trial. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Reorganization to be executed by their duly authorized respective officers as of the date first written above.

OPSWARE INC.

By:	/s/ BENJAMIN A. HOROWITZ
Name: Benjamin A. Horowitz Title: President and Chief Executive Officer

TES ACQUISITION CORP.

By:	/s/ BENJAMIN A. HOROWITZ
Name: Benjamin A. Horowitz Title: President

TANGRAM ENTERPRISE SOLUTIONS, INC.

By:	/s/ NORMAN L. PHELPS
Name: Norman L. Phelps Title: President and Chief Executive Officer

ANNEX B

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is made and entered into as of December 4, 2003, between Opsware Inc., a Delaware corporation (“Parent”), and the undersigned shareholder (“Shareholder”) of Tangram Enterprise Solutions, Inc., a Pennsylvania corporation (“Company”).

RECITALS

A. Concurrently with the execution of this Agreement, Parent, Company and TES Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Reorganization (the “Merger Agreement”) which provides for the merger of Merger Sub with and into Company (the “Merger”). Pursuant to the terms of the Merger, shares of Company Common Stock and Company Series F Preferred Stock will be converted into shares of Parent Common Stock and cash on the basis described in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

B. As of the date hereof, Shareholder is the record holder or beneficial owner of, or exercises voting power over, such number of outstanding shares of Company Common Stock and Company Series F Stock as is indicated on the final page of this Agreement.

C. As a material inducement to enter into the Merger Agreement, Parent desires Shareholder to agree, and Shareholder is willing to agree, to vote the Shares (as defined below), so as to facilitate consummation of the Merger.

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

1. AGREEMENT TO VOTE SHARES

1.1 Definitions. For purposes of this Agreement:

(a) Shares. The term “Shares” shall mean all issued and outstanding shares of Company Common Stock and Company Series F Stock owned of record or beneficially by Shareholder or over which Shareholder exercises voting power, in each case, as of the record date for persons entitled to receive notice of, and to vote at the meeting of the shareholders of Company called for the purpose of voting on the matters referred to in Section 1.2.

(b) Subject Securities. The term “Subject Securities” shall mean: (i) all securities of Company (including all shares of Company Common Stock and Company Series F Stock and all options, warrants and other rights to acquire shares of Company Common Stock and Company Series F Stock) beneficially owned by Shareholder as of the date of this Agreement; and (ii) all additional securities of Company (including all additional shares of Company Common Stock and Company Series F Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock and Company Series F Stock) of which Shareholder acquires ownership during the period from the date of this Agreement through the earlier of termination of this Agreement pursuant to Section 4 below or the record date for the meeting at which shareholders of Company are asked to vote upon approval of the Merger Agreement and the Merger.

(c) Transfer. Shareholder shall be deemed to have effected a “Transfer” of a security if Shareholder directly or indirectly sells, pledges, hypothecates, transfers or disposes of such security or any interest in such security.

1.2 Agreement to Vote Shares. Shareholder hereby covenants and agrees that, during the period commencing on the date hereof and continuing until the first to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement (the “Effective Time”) and (ii) termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the shareholders of Company, however called, Shareholder will appear at the meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) the Shares:

(A) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and any actions required in furtherance thereof; and

(B) against approval of (i) any Acquisition Proposal (as defined in the Merger Agreement), (ii) any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Company under the Merger Agreement or of the Shareholder under this Agreement, or (iii) any other matter that could reasonably be expected to impede, delay or materially and adversely affect the consummation of the Merger.

Shareholder agrees to deliver to Parent upon request written confirmation, in form and substance reasonably acceptable to Parent, of Shareholder’s vote in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and any actions required in furtherance thereof.

1.3 Transfer and Other Restrictions.

(a) Prior to the termination of this Agreement, Shareholder agrees not to, directly or indirectly:

(i) except (A) pursuant to the terms of the Merger Agreement, pursuant to the terms of a transaction that constitutes a Superior Proposal or (B) to or among Shareholder and any wholly-owned subsidiary of Shareholder that agrees in writing to be bound by this Agreement, offer for sale or Transfer, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale or Transfer of any or all of the Subject Securities or any interest therein;

(ii) grant any proxy or power of attorney with respect to the Subject Securities, deposit any of the Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Securities except as provided in this Agreement; or

(iii) take any other action that would make any representation or warranty of Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling Shareholder from performing its obligations under this Agreement.

(b) As of the date hereof, Shareholder is not a party to a contract or agreement that requires Shareholder to Transfer Subject Securities to another person or entity.

1.4 Irrevocable Proxy. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit 1 (the “Proxy”), which shall be irrevocable with respect to the Shares, subject to the other terms of this Agreement.

1.5 Dissenters’ Rights. Shareholder agrees not to exercise any rights of appraisal and any dissenters’ rights that Shareholder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with the Merger.

1.6 No Limitation on Discretion as Director. This Agreement is intended solely to apply to the exercise by Shareholder of rights attaching to ownership of the Shares, and nothing herein shall be deemed to apply to, or to limit in any manner the discretion of any Shareholder who is a director of the Company with respect to, any action that may be taken or omitted by Shareholder acting in Shareholder’s fiduciary capacity as a director of the Company.

1.7 Change of Recommendation. Notwithstanding anything contained herein to the contrary, in the event that Company makes a Company Change of Recommendation in accordance with the terms of Section 5.2(c) of the Merger Agreement, then (a) the provisions of Section 1.2 (Agreement to Vote Shares), Section 1.3(a)(ii) (Transfer and Other Restrictions) and the Proxy shall terminate and be of no further force or effect, and (b) except as set forth in the immediately preceding clause (a), the provisions of this Agreement (including without limitation Section 2) shall remain in full force and effect.

1.8 Covenant Not to Sue. Shareholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any governmental entity (each a “Claim”), which (a) challenges the validity of the Alternate Transaction Fee or the Termination Fee or seeks to declare that the Alternate Transaction Fee and the Termination Fee are excessive or (b) challenges the enforceability or enjoins the operation of Section 5.1 (Proxy Statement/Prospectus; Registration Statement; Other Filings) or Section 5.2 (Meeting of Company Shareholders; Board Recommendation) of the Merger Agreement; provided, however, that the foregoing shall not be construed to prevent the assertion of any Claim by Shareholder that (i) the Alternate Transaction Fee is not due from or payable by Shareholder in accordance with the terms of this Agreement, (ii) the calculation of the Alternate Transaction Fee in accordance with the terms of Section 2 of this Agreement is incorrect or (iii) the Termination Fee is not due from or payable by the Company in accordance with the terms of the Merger Agreement.

2. ALTERNATE TRANSACTION FEE

If Parent terminates the Merger Agreement pursuant to Section 7.1(d) or 7.1(e) thereof, and within one year of such termination, any of the following occurs (i) a Change of Control Transaction is consummated, (ii) the Company enters into an agreement with respect to a Change in Control Transaction, or (iii) a tender offer or exchange offer for all or a majority of all outstanding shares of Company Common Stock is or previously was commenced, and the Board of Directors of the Company or a special committee thereof (1) recommends that the shareholders of the Company tender their shares in such tender offer or exchange offer, or (2) within ten (10) business days after the commencement of such tender offer or exchange offer, the Board of Directors of the Company fails to recommend rejection of such offer, then Shareholder shall pay Parent upon consummation of such Change of Control Transaction an amount equal to the sum of (A) 100% of that amount of the Alternate Transaction Premium (as defined below) that is less than or equal to $1,500,000 and (B) 50% of the amount, if any, by which the Alternate Transaction Premium exceeds $1,500,000 (such sum, being the “Alternate Transaction Fee”), such payment to be made no later than two (2) business days after the Alternate Transaction Date (as defined below) by wire transfer of immediately available funds to such account as Parent may designate. For purposes hereof, (i) “Alternate Transaction Premium” shall mean the amount, if any, by which the aggregate consideration, including the fair market value of any non-cash consideration valued as of the date on which such Change of Control Transaction is consummated (the “Alternate Transaction Date”), that is received by Shareholder with respect to the shares of Company Common Stock and Company Series F Preferred Stock held by Shareholder upon consummation of such Change of Control Transaction exceeds the aggregate consideration that Shareholder would have received with respect to such shares of Company Common Stock and Company Series F Preferred Stock if the Merger had been consummated in accordance with terms of the Merger Agreement as in effect on the date this Agreement is terminated, (ii) the “fair market value” of any publicly traded securities as of any date shall be the closing price or the last sale price, or, in case no such sale takes place on such date, the average of the closing bid and asked prices, in either case as reported in the principal consolidated transaction reporting system with respect to the principal national securities exchange on which such securities are listed or admitted to trading or, if such securities are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or such other system then in use, and the “fair market value” of any other non-cash consideration shall be determined in good faith by the Board of Directors of the Company, which determination shall be subject to the consent of Parent which consent shall not be unreasonably withheld, and in the absence of such determination shall be determined in good faith by Parent and (iii) a “Change of Control

Transaction” shall mean any merger, reorganization, share exchange, tender offer, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company in which Shareholder or its wholly-owned subsidiaries is to receive cash or non-cash consideration for the shares of Company Common Stock and Company Series F Preferred Stock held by Shareholder (either directly, such as in a tender offer or merger, or indirectly, such as in a distribution or payment in liquidation following a sale of assets by the Company), other than a transfer among Shareholder and its wholly-owned subsidiaries and a reorganization in which there is no material change in the beneficial ownership of the Company (e.g., a reincorporation to change the Company’s state of incorporation).

3. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

3.1 Title to Shares. Shareholder (directly, or indirectly through its wholly-owned subsidiaries) is the record and beneficial owner of, or Shareholder exercises voting power over, the shares of Company Common Stock and Company Series F Stock indicated on the final page of this Agreement, which, on and as of the date hereof, are free and clear of any encumbrances that would adversely affect the ability of Shareholder to carry out the terms of this Agreement. The number of shares set forth on the signature pages hereto are the only shares beneficially owned by Shareholder as of the date hereof and, except as set forth on such signature pages, Shareholder holds no options to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has no other interest in or voting rights with respect to any securities of the Company.

3.2 Due Authorization, etc. Shareholder has all requisite corporate power and authority to enter into this Agreement and to perform Shareholder’s obligations contemplated by this Agreement. The execution and delivery of this Agreement by Shareholder and the consummation by Shareholder of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Shareholder. This Agreement has been duly executed and delivered by such Shareholder and constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except (i) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors’ rights and (ii) for the limitations imposed by general principles of equity.

3.3 No Conflicts, Required Filings and Consents. The execution and delivery of this Agreement does not, and the performance of Shareholder’s obligations contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation that would result in the creation of any encumbrance upon any of the Shares beneficially owned by such Shareholder under, any provision of applicable law or regulation or of any agreement, judgment, injunction, order, decree, or other instrument binding on such Shareholder or any Shares beneficially owned by such Shareholder. No consent, approval, order or authorization of, or registration, declaration or filing with or exemption by any governmental entity is required by or with respect to such Shareholder in connection with the execution and delivery of this Agreement by such Shareholder or the performance by such Shareholder of Shareholder’s obligations contemplated by this Agreement. Prior to the approval of Company’s Board of Directors of this Agreement, Shareholder and Parent had no agreement, arrangement or understanding with respect to the voting of any of Shareholder’s securities of the Company.

4. TERMINATION

This Agreement shall terminate and shall have no further force or effect as of the first to occur of (i) the Effective Time and (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article VII thereof; provided, however, in the case of a termination pursuant to the preceding clause (ii) in the case of a termination of the Merger Agreement pursuant to Section 7.1(d) or 7.1(e) thereof, that the provisions of Sections 2 and 5 hereof shall survive such termination until such time as Shareholder can no longer be obligated to pay the Alternate Transaction Fee.

5. MISCELLANEOUS

5.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

5.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other; provided, that Shareholder may assign this Agreement and any of the rights, interests and obligations under this Agreement to any wholly-owned subsidiary of Shareholder that agrees in writing to be bound by the terms of this Agreement. Any purported assignment in violation of this Section shall be void.

5.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

5.4 Specific Performance; Injunctive Relief; Attorneys Fees. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

5.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. Subject to the foregoing, all notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent:

Opsware Inc.

599 N. Mathilda Avenue

Attention: General Counsel

Facsimile No.: (408) 744-7380

Telephone No.: (408) 744-7300

with a copy to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, California 94041

Attention: David Healy

Facsimile No.: (650) 938-5200

Telephone No.: (650) 988-8500

If to Shareholder, to the address for notice set forth on the last page hereof.

with a copy to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

Attention: Richard B. Aldridge

Facsimile No: (215) 963-5001

Telephone No.: (215) 963-4829

Any party hereto may by notice so given provide and change its address for future notices hereunder.

5.6 Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the laws of the State of Delaware, applicable to contracts made and performed in that state.

5.7 Entire Agreement. This Agreement, the Merger Agreement and the Proxy granted hereunder constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

5.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.9 Captions. The captions to sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe or interpret this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed by their duly authorized respective officers as of the date first above written.

OPSWARE INC.

By:
Name: Benjamin A. Horowitz Title: President and Chief Executive Officer

SHAREHOLDER

By:
Name: Title:

Shareholder’s Address for Notice:

[Address]

Outstanding shares of Company Common Stock held of record or beneficially owned by Shareholder or over which Shareholder exercises voting power as of the date hereof:

Outstanding shares of Company Series F Stock held of record or beneficially owned by Shareholder or over which Shareholder exercises voting power as of the date hereof:

Outstanding options and warrants to purchase Company capital stock owned by Shareholder as of the date hereof:

(specify number and class/series of capital stock)

[SIGNATURE PAGE TO VOTING AGREEMENT]

EXHIBIT 1

IRREVOCABLE PROXY

The undersigned shareholder (the “Shareholder”) of Tangram Enterprise Solutions, Inc., a Delaware corporation (the “Company”), hereby irrevocably appoints and constitutes the members of the Board of Directors of Opsware Inc., a Delaware corporation (“Parent”), and each such Board member (collectively, the “Proxyholders”), the agents, attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned’s rights with respect to the shares of capital stock of the Company that are listed below (the “Shares”), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof and prior to the date this proxy terminates, to vote the Shares as follows: the Proxyholders named above are empowered at any time prior to termination of this proxy to exercise all voting and other rights of the undersigned at every annual, special or adjourned meeting of Company shareholders or otherwise, (i) in favor of approval and adoption of the Agreement and Plan of Reorganization, dated as of December 4, 2003, among Parent, TES Acquisition Corp. and the Company (the “Merger Agreement”), and the approval of the merger of TES Acquisition Corp. with and into the Company (the “Merger”), and (ii) against approval of any Acquisition Proposal (as defined in the Merger Agreement), any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Shareholder under the Voting Agreement, dated as of December 4, 2003, between Parent and Shareholder (the “Voting Agreement”), or any other matter that could reasonably be expected to impede, delay or materially and adversely affect the consummation of the Merger.

The Proxyholders may not exercise this proxy on any matter other than those contained in (i) and (ii) above (the “Designated Matters”). The Shareholder shall retain all other rights and privileges relating to the Shares, including, but not limited to, the right to vote the Shares on all matters other than the Designated Matters. The proxy granted by the Shareholder to the Proxyholders hereby is granted as of the date of this Irrevocable Proxy in order to secure the obligations of the Shareholder set forth in Section 1 of the Voting Agreement, and is irrevocable and coupled with an interest in such obligations and in the interests in the Company to be purchased and sold pursuant the Merger Agreement.

This proxy will terminate in accordance with the terms of the Voting Agreement. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given until such time as this proxy shall be terminated in accordance with its terms. Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned Shareholder authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of the Company and with any Inspector of Elections at any meeting of the shareholders of the Company.

This proxy is irrevocable and shall survive the insolvency, incapacity, death or liquidation of the undersigned. Dated: December 4, 2003.

Signature

Name (and Title)

Shares of Company Common Stock held of record or beneficially owned by the Shareholder or over which the Shareholder exercises voting power as of the date hereof:

Shares of Company Series F Stock held of record or beneficially owned by the Shareholder or over which the Shareholder exercises voting power as of the date hereof:

Outstanding options and warrants to purchase Company capital stock owned by Shareholder as of the date hereof:

[SIGNATURE PAGE TO IRREVOCABLE PROXY]

ANNEX C

[LETTERHEAD OF BRYANT PARK CAPITAL, INC.]

December 4, 2003

The Special Committee of the Board of Directors

Tangram Enterprise Solutions, Inc.

11000 Regency Parkway, Suite 301

Cary, North Carolina 27511

Members of the Special Committee of the Board of Directors:

You have asked us to provide you with our view as to the estimated per share equity value range of Tangram Enterprise Solutions, Inc. (“Tangram”) on a fully diluted basis (such valuation, the “Valuation”).

In arriving at the Valuation, we have reviewed certain publicly available business and financial information relating to Tangram. We also have reviewed certain other information relating to Tangram, including financial forecasts, provided to or discussed with us by Tangram, and have discussed the business and prospects of Tangram with the management of Tangram. We have also considered certain financial and stock market data of Tangram, and we have compared those data with similar data for other publicly held companies in businesses similar to Tangram, and we have considered, to the extent publicly available, the financial terms of certain business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects and upon the assurances of the management of Tangram that no relevant information has been omitted or remains undisclosed to us. We have been advised, and have assumed, that the financial forecasts for Tangram have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management Tangram as to the future financial performance of Tangram. In addition, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Tangram, nor have we been furnished with any such evaluations or appraisals. We express no view as to, and our Valuation does not address, any aspects of any transaction or other matters in which Tangram may engage. In addition, the Valuation is necessarily based on information available to us, and financial, economic, market and other conditions and circumstances as they exist and can be evaluated by us, as of the date hereof. It should be understood that, although subsequent developments may affect the Valuation, we do not have any obligation to update, revise or reaffirm the Valuation.

We have been retained by Tangram for purposes of the Valuation and will receive a fee upon delivery of this letter. It is understood that this letter is for the information of the Special Committee of the Board of Directors of Tangram and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any transaction or other matters in which Tangram may engage.

It should be noted that any valuation is only an approximation, subject to uncertainties and contingencies, all of which are difficult to predict and beyond the control of the firm preparing such valuation and, thus, a valuation is not intended to be, and should not be construed in any respect as, a guaranty of value. The Valuation does not represent an opinion as to the price at which Tangram, or any interests therein, actually would be acquired or sold nor is the Valuation intended to, and it does not, constitute an opinion as to the fairness, from a financial point of view, of any transaction or other matters.

C-1

December 4, 2003

The Special Committee of the Board of Directors

Tangram Enterprise Solutions, Inc.

Based upon and subject to the foregoing, we are of the view that, as of the date hereof, the estimated per share equity value range of Tangram is between approximately $0.09 and $0.16 per share on a fully diluted basis.

Very truly yours,

BRYANT PARK CAPITAL, INC.

C-2

ANNEX D

PENNSYLVANIA BUSINESS CORPORATION LAW

CHAPTER 15. CORPORATE POWERS, DUTIES AND SAFEGUARDS

SUBCHAPTER D. DISSENTERS RIGHTS

§ 1571. Application and effect of subchapter

(a) General rule. — Except as otherwise provided in subsection (b), any shareholder (as defined in section 1572 (relating to definitions)) of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, only where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 1906(c) (relating to dissenters rights upon special treatment).

Section 1930 (relating to dissenters rights).

Section 1931(d) (relating to dissenters rights in share exchanges).

Section 1932(c) (relating to dissenters rights in asset transfers).

Section 1952(d) (relating to dissenters rights in division).

Section 1962(c) (relating to dissenters rights in conversion).

Section 2104(b) (relating to procedure).

Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

Section 2325(b) (relating to minimum vote requirement).

Section 2704(c) (relating to dissenters rights upon election).

Section 2705(d) (relating to dissenters rights upon renewal of election).

Section 2904(b) (relating to procedure).

Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

Section 7104(b)(3) (relating to procedure).

(b) Exceptions. —

(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on or on the date of the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii) held beneficially or of record by more than 2,000 persons.

(2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

(i) (Repealed.)

(ii) Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

(3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c) Grant of optional dissenters rights. — The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

(d) Notice of dissenters rights. — Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) a copy of this subchapter.

(e) Other statutes. — The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f) Certain provisions of articles ineffective. — This subchapter may not be relaxed by any provision of the articles.

(g) Computation of beneficial ownership. — For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h) Cross references. — See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished), 1763(c) (relating to determination of shareholders of record) and 2512 (relating to dissenters rights procedure).

§ 1572. Definitions

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.” The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.” A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.” The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.” Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Shareholder.” A shareholder as defined in section 1103 (relating to definitions) or an ultimate beneficial owner of shares, including, without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

§ 1573. Record and beneficial holders and owners

(a) Record holders of shares. — A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b) Beneficial owners of shares. — A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

§ 1574. Notice of intention to dissent

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

§ 1575. Notice to demand payment

(a) General rule. — If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4) Be accompanied by a copy of this subchapter.

(b) Time for receipt of demand for payment. — The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

§ 1576. Failure to comply with notice to demand payment, etc.

(a) Effect of failure of shareholder to act. — A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b) Restriction on uncertificated shares. — If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c) Rights retained by shareholder. — The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

§ 1577. Release of restrictions or payment for shares

(a) Failure to effectuate corporate action. — Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b) Renewal of notice to demand payment. — When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c) Payment of fair value of shares. — Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2) A statement of the corporation’s estimate of the fair value of the shares.

(3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d) Failure to make payment. — If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

§ 1578. Estimate by dissenter of fair value of shares

(a) General rule. — If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b) Effect of failure to file estimate. — Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

§ 1579. Valuation proceedings generally

(a) General rule. — Within 60 days after the latest of:

(1) effectuation of the proposed corporate action;

(2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b) Mandatory joinder of dissenters. — All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure). [FN1]

(c) Jurisdiction of the court. — The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d) Measure of recovery. — Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e) Effect of corporation’s failure to file application. — If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

[FN1] 42 Pa.C.S.A. § 5301 et seq.

§ 1580. Costs and expenses of valuation proceedings

(a) General rule. — The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b) Assessment of counsel fees and expert fees where lack of good faith appears. — Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c) Award of fees for benefits to other dissenters. — If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

§ 1930. Dissenters rights

(a) General rule. — If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

(b) Plans adopted by directors only. — Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(b)(1)(i) or (4) (relating to adoption by board of directors).

(c) Cross references. — See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).

DIRECTIONS TO THE SPECIAL MEETING OF TANGRAM SHAREHOLDERS

To be held at the Law Offices of Stevens & Lee

From Reading and West

Take 422 East towards King of Prussia. Exit at the Convention Center/First Avenue exit. At the first light make a right onto North Gulph Road. Make a left at the next light onto Freedom Business Center Drive/Freedom Drive. Almost immediately, bear right. Stevens & Lee’s office is the second building on the right. Take the elevator to the second floor, and go through Stevens & Lee’s entrance.

From Philadelphia and East

Take I-76 West and stay to the right as you approach the exit to 202 North and South, but do not take this exit. Follow the signs for Mall Boulevard and take the Mall Boulevard exit. At the traffic light at the end of the exit ramp turn right onto Mall Boulevard. At the first traffic light on Mall Boulevard, turn right onto Gulph Road. Stay on Gulph Road until the fifth traffic light, and there turn right onto Freedom Business Center Drive/Freedom Drive. Take the next right. Stevens & Lee’s office is the second building on the right. Take the elevator to the second floor, and go through Stevens & Lee’s entrance.

From Allentown and Northeast

Take I-78 West to exit 51 (PA-309 North/PA Turnpike). Continue on PA-309 North for about 1.5 miles and then merge onto US-22 West. Exit US-22 West at the PA Turnpike/I-476 exit and merge onto I-476 South. Continue on I-476 South to exit 20 (PA Turnpike/I-276 West). Take I-276 West to the I-76 East exit (exit 326). Continue on I-76 East to exit 327. Merge onto North Gulph Road and then turn right at the fourth traffic light onto New Freedom Business Center Drive/Freedom Drive. Almost immediately, bear right. Stevens & Lee’s office is the second building on the right.

From Scranton and North

Take I-81 South to the PA-315 South exit (exit 175A). Merge onto PA-315 South and then proceed to the I-476/PA Turnpike exit. Continue on I-476 South to exit 20 (PA Turnpike/I-276 West). Take I-276 West to the I-76 East exit (exit 326). Continue on I-76 East to exit 327. Merge onto North Gulph Road and turn right at the fourth traffic light onto New Freedom Business Center Drive/Freedom Drive. Almost immediately, bear right. Stevens & Lee’s office is the second building on the right.

From Harrisburg and West

Take the PA Turnpike (I-76 East) to exit 326 (old exit 24), towards Valley Forge. Take first exit after toll booths (exit 327) and merge onto North Gulph Road and turn right at the fourth traffic light onto New Freedom Business Center Drive/Freedom Drive. Almost immediately, bear right. Stevens & Lee’s office is the second building on the right.

From Delaware and South

Take I-95 North towards Chester/Philadelphia. Continue on I-95 North to exit 17 (I-476 North). Take I-476 North to the I-76 West exit, towards Valley Forge. Continue on I-76 West to exit 328 (US-202 North). Bear right on West Dekalb Pike and then turn left onto North Gulph Road. At the light make a right onto Freedom Business Center Drive/Freedom Drive. Almost immediately, bear right. Stevens & Lee’s office is the second building on the right.